.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

April 5, 2023	By: /s/ Edwin Julianus Sebayang
(Signature)

Edwin Julianus Sebayang
Vice President Investor Relation

THEME

Bold Moves, Boosting Sustainable Growth

PT Telkom Indonesia (Persero) Tbk (Telkom) as one of the State-Owned Enterprises (SOEs) is a national economic driver, which continuously make every effort to effect Indonesia's digital sovereignty through various innovations. We support the Government's measures to ameliorate a domestic development performance that is more equitable. To achieve this, we carry out clear strategies, goals, and directions whilst continuing to balance environmental, social, and governance (ESG) performances to achieve sustainability. With a business world that is very dynamic and with rapid changes, we thus invite all stakeholders to run with us as we pursue our sustainability goals and toward a brighter future.

DISCLAIMER

PT Telkom Indonesia (Persero) Tbk has published this Report as a form of transparency and accountability to present material data and information for our stakeholders. In general, the contents of this Report are derived from internal analysis as well as credible document sources and trustworthy sources.

Some parts of this Report contain data and information that are forward-looking statements such as targets, expectations, forecasts, estimates, prospects, or projections of Telkom's future operational performance and business conditions. Before being presented in this Report, Telkom has carefully considered the data and information.

However, Telkom understands that risks and uncertainties that are caused by several factors, such as changes in the economic, social, and political conditions in Indonesia may affect future operational performance and business conditions. Consequently, Telkom would like to remind readers that Telkom cannot guarantee that the data and information that comprise this Report’s forward-looking statements are true, accurate, and can be fulfilled entirely.

In addition to publishing this Report, Telkom as a company listed on the New York Stock Exchange (NYSE) is also required to submit SEC Form 20-F as Annual Report to the Securities and Exchange Commission (SEC). Therefore, some of the information in the 2022 Annual Report can also be found in the SEC Form 20-F, although the two Reports are not the same.

The term “Telkom” as used in this Report refers to the parent entity, while the term “Telkom and its Subsidiaries” or “TelkomGroup” refers to the entire parent company, subsidiaries, and affiliated entities as a whole. Nevertheless, the use of the term “Telkom” does not exclude subsidiaries and affiliates within the scope of the contents and discussion of the Report.

For the convenience of stakeholders, the electronic document of this 2022 Annual Report can be accessed and downloaded through http://www.telkom.co.id

Or scan here:

IDX Ticker	: TLKM
NYSE Ticker	: TLK

Telkom stakeholders can submit questions and suggestions to:

Investor Relation Unit

Edwin Julianus Sebayang

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (62-21) 521 5109
Fax.	: (62-21) 522 0500
E-mail	: investor@telkom.co.id
Facebook	: TelkomIndonesia
Instagram	: telkomindonesia
Twitter	: @telkomindonesia

TABLE OF CONTENTS

TIPS FOR READING THE CONTENTS OF THIS REPORT

Readers who wish to gain a general understanding of Telkom are advised to read this Report from the beginning to the “Report of the Board of Commissioners and Board of Directors”. Readers who wish to learn in-depth about Telkom are advised to continue reading this Report until the end.

CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT (CSR)		262
Brief Summary of Corporate Social Responsibility and Environment		263
Corporate Social Responsibility and Environment Program Implementation Report		264

APPENDICES		277
Appendix 1:	Glossary	278
Appendix 2:	List of Abbreviations	286
Appendix 3:	Cross Reference to the Circular Letter by the Financial Services Authority No. 16/SEOJK.04/2021	291
Appendix 4:	Affiliate Transactions List	305

CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements 2022 and Audited Financial Statements 2022 for Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (formerly Program Kemitraan dan Bina Lingkungan) (Community Development Center)

Table of Content

TELKOM HIGHLIGHTS

9	Profile of Telkom and Its Subsidiaries
Products and Customers
11	Infrastructure
Operational Areas and Services
12	Key Financial Data Overview
Stock Information
14	Information Regarding Obligations, Sukuk or Convertible Bond

Table of Content

PROFILE OF TELKOM AND ITS SUBSIDIARIES

PROFILE OF TELKOM

Company Name	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Abbreviated Name	PT Telkom Indonesia (Persero) Tbk.
Commercial Name	Telkom
Business Fields, Type of Products, and Services	The operation and management of telecommunications networks and services, informatics as well as the optimalization of the utilization of the Company’s resources.
Corporate Status	Public Company, State-Owned Enterprise
Ownership	52.09% The Government of the Republic of Indonesia 47.91% Public
Legality	Tax Identification Number (NPWP) 01.000.013.1-093.000
Trade Business License (SIUP) based on Business Identification Number (NIB) No. 9120304490415
Business Identification Number (NIB) 9120304490415
Company Establishment Date	November 19, 1991
Legal Basis of Establishment

Based on Government Regulation No. 25 of 1991, the status of our Company was converted into a state-owned limited liability corporation ("Persero"), based on the Notarial Deed of Imas Fatimah, S.H. No.128 dated September 24, 1991, as approved by the Ministry of Justice of the Republic of Indonesia by virtue of Decision Letter No. C2 6870.HT.01.01.th.91 dated November 19, 1991 and as announced in the State Gazette of Republic of Indonesia No. 5 dated January 17, 1992, Supplement to the State Gazette No. 210.

Head Office Address and Contact	Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia - 40133
	Phone Fax Call Center Website E-mail	: +62-22-4521404 : +62-22-7206757 : +62-21-147 : www.telkom.co.id : corporate_comm@telkom.co.id
: investor@telkom.co.id
Social Media	Facebook	: TelkomIndonesia
	Instagram	: telkomindonesia
	Twitter	: @telkomindonesia
	YouTube	: TelkomIndonesiaOfficial
	LinkedIn	: Telkom Indonesia
Stock Listing	The Company is listed on the Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) since November 14, 1995
Ticker	Indonesia Stock Exchange: TLKM New York Stock Exchange: TLK
Stock Type	Series A Dwiwarna shares and series B shares
Authorized Capital	1 series A Dwiwarna share 389,999,999,999 series B shares
Issued and Fully Paid Capital	1 series A Dwiwarna share 99,062,216,599 series B shares
Rating	International	: Baa1 (stable) from Moody’s : BBB (stable) from Fitch Ratings
	Domestic	: idAAA by Pefindo for 2022

Table of Content

PROFILE OF SUBSIDIARIES

Telkom is the largest telecommunication company in Indonesia with:

12	Direct subsidiaries with active operation
25	Indirect subsidiaries
9	Affiliated companies

Direct Subsidiaries with Active Operation:

Telkomsel www.telkomsel.com

PT Telekomunikasi Selular (Telkomsel) is a cellular operator with the widest network, reaching more than 90% of Indonesia’s population, with its core business comprises of cellular telecommunications services and the operation of cellular telecommunications networks.

Telkom Metra www.metra.co.id

PT Multimedia Nusantara (Telkom Metra) is an investment company and sub-holding which has expanded into various basic digital services and ICT industries through acquisition, partnership and the construction of a strong business ecosystem.

Telkomsat www.telkomsat.co.id	PT Telkom Satelit Indonesia (Telkomsat) is a company with a satellite business portfolio that provides end-to-end satellite-based digital service focusing on customer needs (customer-oriented).
PINS www.pins.co.id	PT PINS Indonesia (PINS) is a company that provides various technological facilities and equipment, device integration, networks, systems, processes, and the Internet of Things (IoT).
Telkom Akses www.telkomakses.co.id

PT Telkom Akses (Telkom Akses) is engaged in the deployment and management of fixed broadband access network infrastructure services, managed service, and operation maintenance of fixed broadband access networks.

Telin www.telin.net

PT Telekomunikasi Indonesia International (Telin) is a global telecommunications operator that provides telecommunications & IT service solutions overseas with 7 active and operating subsidiaries overseas.

Mitratel www.mitratel.co.id

PT Dayamitra Telekomunikasi (Mitratel) is a company that provides infrastructure for telecommunication towers (tower provider) for the domestic market with a core business that includes tower construction and tower management services (collocation & reseller).

Telkom Infra www.telkominfra.co.id

PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) is a provider of domestic and international telecommunications infrastructure management services (service and solution), with the core business of telecommunications infrastructure services and submarine cable services.

Metranet www.metranet.co.id	PT Metranet (Metranet) is an integrated media and digital content provider with a core business in online media, digital content, and digital billing.
Telkom Property www.telkomproperty.co.id

PT Graha Sarana Duta (Telkom Property) is a property service company that focuses on leveraging Telkom’s idle assets. Its core business is property management, property development, project management, and facilities management.

NeutraDC www.neutradc.com

PT Telkom Data Ekosistem (NeutraDC) is a company with a focus on data center infrastructure business portfolio with the core business of collocation provider and their supporting ecosystem including managed data center operations, cross connect, and smart hand.

Sigma www.telkomsigma.co.id	PT Sigma Cipta Caraka (Sigma) is a consulting service provider company for hardware, computer software, and consolidated data center.

Note:

A more complete list of subsidiaries can be seen in the Consolidated Financial Statements.

Table of Content

PRODUCTS AND CUSTOMERS

To increase value for customers, Telkom manages business based on customer segments or Customer Facing Units (CFU) which are categorized into five segments, namely Consumer, Mobile, Enterprise, Wholesale and International Business, and Others.

Consumer Fixed voice, fixed broadband, IP-TV and digital services	IndiHome Fixed Broadband Subscribers 9.2 million
Mobile Cellular legacy services (voice and SMS), mobile broadband, as well as mobile digital services including IoT, big data, financial services, VOD, music, gaming, and digital advertisement.	Cellular Subscribers 156.8 million
Postpaid Subscribers 7.1 million	Prepaid Subscribers 149.7 million
Mobile Broadband Subscribers 120.9 million

Enterprise

ICT and platform services that include connectivity, IT services and cloud, business process outsourcing, devices, satellite business, digital services and adjacent services, such as e-health services and ATM management.

Corporate Customers 1,481	SME Customers 377,894	Government Institution Customers 934
Wholesale and International Business Domestic and international wholesale traffic, network, and digital platform and services as well as tower, data center, and managed infrastructure and network.	Other Licensed Operator (OLO) Customers 7	Transponder & Closed User Group Customers 25
Internet Service Provider Customers 321	Global Partner/Enterprise Customers 402
Others Digital services such as digital platform, digital content, e-commerce for B2B, and property management in view to fully utilize Telkom's property assets throughout Indonesia.	Digital Music (RBT, music streaming, and Langit Musik) 50 million active users	Digital Games 27 million paying users

Note:

The data presented on this page is current as of December 31, 2022.

Table of Content

INFRASTRUCTURE

Telkom and its Subsidiaries continue to develop infrastructure and actualize digitalization empowerment in Indonesia through Indonesia Cyber Core Program which consists of three components, namely id-Service ("id-SEV"), id-Convergence ("id-COV"), and id-Network ("id-NET").

id-Service (“id-SEV”)	Games, Video/TV, education, e-commerce, mobile payment, travel, crowd-sourcing, health	4 clusters Application Development Platform infrastructure
1 cluster Data Management Platform infrastructure
1 cluster Graphical Processing Unit (GPU) Farming infrastructure
1 cluster In-memory database infrastructure
1 cluster Artificial Intelligent infrastructure
2 clusters Big Data Platform infrastructure
id-Convergence (“id-COV”)	Data Center	28 data centers consisting of:
• 5 data centers (overseas)
• 19 data centers neuCentrIX (domestic)
• 3 data centers tier 3 and 4 (domestic)
• 1 data center Hyperscale tier 3 and 4 (domestic)
	Telkom Cloud (T-Cloud)	Public Cloud: 2 zones, consisting of T-Cloud and Flou-Cloud
Hybrid Cloud: 1 zone, Playcourt
Private Cloud: 1 zone, Telkom Internal Cloud
Internet of Thing (IoT)/Machine to Machine (M2M)
Security

To guard against cyberattacks towards systems and applications, a Vulnerability  Assessment is conducted on a regular basis for all applications and network elements that we operate. The testing process is carried out using Vulnerability Assessment Tools to ensure the accuracy of the test results.

	Big Data/Artificial Intelligence (AI)	1 system full-stack big data platform
1 system multimedia data extraction
Various standalone and embedded AI capabilities
	Augmented Reality (AR)/Virtual Reality (VR)	1 system
	Payment/Block-chain	3 systems

Table of Content

id-Network (“id-NET”)	Fiber Optic Backbone Network	173,266 km
		•	108,566 km domestic fiber optic
		•	64,700 km international fiber optic
	Point of Presence (PoP)	122 PoP covers:
		•	64 PoP in the domestic network
		•	58 PoP in the international network
	Satellite	2 Satellites with total capacity 109 TPE
		•	Merah Putih Satellite (60 TPE)
		•	Telkom 3S (49 TPE)
	Mobile Network	265,194 BTS
		•	50,158 BTS 2G
		•	49,632 BTS 3G
		•	165,120 BTS 4G
		•	284 BTS 5G
40,588 towers
		•	4,693 Telkomsel towers
		•	35,418 Mitratel towers
		•	477 Telkom towers
	Fiber Optic Access Network	•	37 million Homes Passed
		•	15.3 million Optical Ports
	Wi-Fi	391,317 Access Points
		•	136,170 Managed Access Point
		•	221,000 Homespot
		•	34,147 ONT Premium

Note:

Cluster is a group of integrated infrastructure to support digital services.

Table of Content

OPERATIONAL AREAS AND SERVICES

7	Telkom Regional Offices.	173,266 km	Optic Backbone Network
61	Telecommunications areas.	122	Point of Presence (PoP)
387	Plasa Telkom Outlets.	2	Satellites with a total capacity of 109 TPE
11	Global offices in Australia, Hong Kong, Malaysia, Myanmar, Singapore, Taiwan, Timor-Leste, Dubai, United States as well as Global Sales Representative in United Kingdom and Philippines.	265,194	Mobile Network BTS
372	GraPARI in Indonesia, including 9 GraPARI TelkomGroup in Jakarta, Tangerang, Bandung, Medan, Palembang, Pangkal Pinang, Pematang Siantar, Sorong, Surabaya also 2 GraPARI Lite in Bukit Tinggi and Bekasi.	40,588	Tower
750	IndiHome Sales Car	391,317	Wi-Fi Access Point

Table of Content

KEY FINANCIAL DATA OVERVIEW

Consolidated Statements of Comprehensive Income	Year ended on December 31
(In billion Rupiah except for net income per share and per ADS which are represented in Rupiah)	2022	2021	2020	2019	2018
Total revenues	147,306	143,210	136,462	135,567	130,784
Total expenses*	101,569	99,303	93,274	93,913	93,009
EBITDA	78,992	75,723	72,080	64,832	59,181
Operating profit	39,581	47,563	43,505	42,394	38,845
Profit for the year	27,680	33,948	29,563	27,592	26,979
Profit for the year attributable to:
Owners of the parent company	20,753	24,760	20,804	18,663	18,032
Non-controlling interest	6,927	9,188	8,759	8,929	8,947
Total comprehensive profit for the year	29,447	35,928	25,986	25,400	31,921
Total comprehensive profit for the year attributable to:
Owners of the parent company	22,468	26,767	17,595	16,624	22,844
Net income per share	6,979	9,161	8,391	8,776	9,077
Net income per share	209.49	249.94	210.01	188.40	182.03
Net income per ADS (1 ADS : 100 common stock)	20,949	24,994	21,001	18,840	18,203

Remark:

*	Exclude other income (expense).

Consolidated Statement of Financial Position	Year ended on December 31
(In billions Rupiah)	2022	2021	2020	2019	2018
Assets	275,192	277,184	246,943	221,208	206,196
Liabilities	125,930	131,785	126,054	103,958	88,893
Equity attributable to owner of the parent company	129,258	121,646	102,527	99,561	98,910
Net working capital (current asset - current liabilities)	(15,331)	(7,854)	(22,590)	(16,647)	(2,993)
Long-term investment in associates	123	139	192	1,944	2,472

Capital Expenditure	Year ended on December 31
(In billions Rupiah)	2022	2021	2020	2019	2018
Total	34,156	30,341	29,436	36,585	33,620

Table of Content

Consolidated Financial and Operation Ratios	Year ended on December 31
	2022	2021	2020	2019	2018
Return on Assets (ROA (%)(1)	10.1	12.2	12.0	12.5	13.1
Return on Equity (ROE) (%)(2)	18.5	23.3	24.5	23.5	23.0
Operating Profit Margin (%)(3)	26.9	33.2	31.9	31.3	29.7
Current Ratio (%)(4)	78.2	88.6	67.3	71.5	93.5
Total Liabilities to Equity (%)(5)	84.4	90.6	104.3	88.7	75.8
Total Liabilities to Total Assets (%)(6)	45.8	47.5	51.0	47.0	43.1
Debt to Equity Ratio(x)(7)	0.42	0.48	0.54	0.44	0.38
Debt to EBITDA Ratio(x)(8)	0.80	0.91	0.91	0.80	0.74
EBITDA to Interest Expense (x)(9)	19.6	17.3	15.9	15.3	16.9

Remarks:

(1)	ROA is calculated as profit for the year divided by total assets at year end December 31.
(2)	ROE is calculated as profit for the year divided by total equity at year end December 31.
(3)	Operating profit margin is calculated as operating profit divided by revenues.
(4)	Current ratio is calculated as current assets divided by current liabilities at year end December 31.
(5)	Liabilities to equity ratio is calculated as total liabilities divided by total equity at year end December 31.
(6)	Liabilities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31.
(7)	Debt to equity ratio is calculated as debt (included finance lease) divided by total equity.
(8)	Debt to EBITDA ratio is calculated as debt (included finance lease) divided by EBITDA.
(9)	EBITDA to interest ratio is calculated as EBITDA divided by cost of funds.

Revenue

(Rp Billion)
147,306
143,210
136,462
135,567
130,784
2.9%
yoy
2022
2021
2020
2019
2018

EBITDA

(Rp Billion)
78,992
75,723
72,080
64,832
59,181
4.3%
yoy
2022
2021
2020
2019
2018

Net Income

(Rp Billion)
20,753
24,760
20,804
18,663
18,032
-16.2%
yoy
2022
2021
2020
2019
2018

Earning per Share

(Rp)
209.49
249.94
210.01
188.40
182.03
-19.3%
yoy
2022
2021
2020
2019
2018

Table of Content

EBITDA Margin

60.0
50.0
40.0
53.6
52.9
52.8
47.8
45.3
2022
2021
2020
2019
2018

Net Income Margin

60.0
15.0
10.0
14.1
17.3
15.2
13.8
13.8
2022
2021
2020
2019
2018

Profitability Ratio

25.0
20.0
15.0
10.0
5.0
18.5
23.3
24.5
23.5
23.0
10.1
12.2
12.0
12.5
13.1
2022
2021
2020
2019
2018
Return on Equity (ROE)
Return on Assets (ROA)

Leverage Ratio

1.0
0.8
0.6
0.4
0.2
0.0
0.80
0.91
0.91
0.80
0.74
0.42
0.48
0.54
0.44
0.38
2022
2021
2020
2019
2018
Debt to EBITDA Ratio
DEBT to Equity Ratio (DER)

Table of Content

STOCK INFORMATION

TELKOM’S STOCK INFORMATION AT THE IDX

The following table reports of the highest, lowest and closing share prices, trading volumes, number of shares outstanding, and market capitalization of Telkom’s stock which were recorded at the Indonesia Stock Exchange (IDX) for the periods indicated.

Calendar Year		Price Per Share			Volume	Outstanding Shares	Market Capitalization
		Highest	Lowest	Closing	(Shares)	Excluding Treasury Stock	(Rp Billion)
			(In Rupiah)
2018		4,460	3,250	3,750	24,436,003,500	99,062,216,600	371,483
2019		4,500	3,480	3,970	20,656,298,500	99,062,216,600	393,277
2020		4,030	2,450	3,310	34,789,507,100	99,062,216,600	327,896
2021		4,250	3,000	4,040	25,419,078,500	99,062,216,600	400,211
	First quarter	3,640	3,040	3,420	8,170,188,800	99,062,216,600	338,793
	Second quarter	3,570	3,130	3,150	5,206,365,000	99,062,216,600	312,046
	Third quarter	3,690	3,000	3,690	5,542,524,500	99,062,216,600	365,540
	Fourth quarter	4,250	3,590	4,040	6,500,000,200	99,062,216,600	400,211
2022		4,850	3,570	3,750	29,679,859,500	99,062,216,600	371,483
	First quarter	4,700	4,030	4,580	6,812,010,800	99,062,216,600	453,705
	Second quarter	4,850	3,930	4,000	7,780,427,000	99,062,216,600	396,249
	Third quarter	4,770	3,840	4,460	7,522,276,500	99,062,216,600	441,817
	Fourth quarter	4,540	3,570	3,750	7,565,145,200	99,062,216,600	371,483
	September	4,650	4,300	4,460	2,273,825,600	99,062,216,600	441,817
	October	4,540	4,200	4,390	1,839,863,200	99,062,216,600	434,883
	November	4,420	3,960	4,040	2,773,125,000	99,062,216,600	400,211
	December	4,040	3,570	3,750	2,952,157,000	99,062,216,600	371,483

Telkom’s stock price on the last trading day of the IDX, which was December 30, 2022, closed at Rp3,750. At that price, Telkom’s market capitalization reached Rp371 trillion or 3.91% of the total capitalization of the Indonesia Stock Exchange (IDX).

Table of Content

TELKOM’S AMERICAN DEPOSITORY SHARES (ADS) INFORMATION AT NYSE

On December 30, 2022, 1 Telkom ADS closed at US$23.85 at New York Stock Exchange (NYSE). The following table reports the highest, lowest and closing share prices, trading volumes, number of shares outstanding, and market capitalization of the Telkom ADS which were recorded at New York Stock Exchange (NYSE) for the periods indicated.

Calendar Year		Price Per ADS			Volume (ADS)
		Highest	Lowest	Closing
			(In US$)
2018		32,51	21,75	26,21	98.313.215
2019		31,48	24,27	28,50	58.515.643
2020		29,37	16,06	23,52	69.959.149
2021		29,72	20,44	28,99	59,114,415
	First quarter	25,62	22,39	23,64	14,775,028
	Second quarter	27,46	21,65	21,67	19,535,239
	Third quarter	25,62	20,44	25,40	14,257,500
	Fourth quarter	29,72	25,00	28,99	10,546,648
2022		33,21	23,03	23,85	69,735,455
	First quarter	32,75	28,38	31,95	18,962,553
	Second quarter	33,21	26,43	27,04	15,991,374
	Third quarter	31,95	26,08	28,85	16,838,474
	Fourth quarter	29,56	23,03	23,85	17,943,054
	September	30,76	28,61	28,85	5,523,585
	October	29,56	26,89	27,82	5,114,080
	November	28,25	24,96	25,48	5,395,765
	December	25,62	23,03	23,85	7,433,209

CORPORATE ACTION INFORMATION REGARDING STOCKS

During 2022 reporting period, Telkom did not take any corporate actions at IDX or NYSE, such as stock splits, reverse stock, shares dividend, bonus shares, and decrease in nominal value of shares. Therefore, this report does not contain information regarding the dates of corporate actions, stock split ratios, reverse stock, stock dividends, bonus shares, the number and value of shares emitted, changes in the nominal value of shares, the number of shares before and after corporate action as well as the value of stocks before and after corporate actions.

Table of Content

INFORMATION REGARDING OBLIGATIONS, SUKUK OR  CONVERTIBLE BONDS

Bonds	Principal (Rp million)	Issuance Date	Maturity Date	Term (Years)	Interest Rate per Annum (%)	Underwriter	Trustee	Rating (Pefindo)
Telkom Shelf Registered Bond I 2015 Series A*	2,200,000	June 23, 2015	June 23, 2022	7	9.93	PT Bahana Sekuritas: PT BRI Danareksa Sekuritas; PT Mandiri Sekuritas: PT Trimegah Sekuritas Indonesia Tbk	PT Bank Permata Tbk	idAAA
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015	June 23, 2025	10	10.25
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015	June 23, 2030	15	10.60
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015	June 23, 2045	30	11.00

Remark:

*

Bonds principal has been paid in a timely manner according to applicable regulation and has been submitted to the public by letter number Tel.66/LP000/DCI-M200000/2022 to President Director of PT Bursa Efek Indonesia.

Table of Content

TOGETHER WITH TELKOM TO BOOST INDONESIA'S DIGITAL TRANSFORMATION

January
●	Sinergy between Finnet and Posfin to promote financial inclusion in Indonesia.
●	Smart Government Digitalization in Medan, North Sumatera.
●	Telkom launched the Pijar Camp Scholarship program to prepare Indonesia digital talents.

February
●	With a focus on accelerating digital inclusion, Telkom was elected Chairman of the B20 Indonesia TF Digitalization.
●	Agreed to support the digitalization of Agricultural PMO.
●	Digitalization of SMEs mentored by Telkom in Lampung.

March
●	To reinforce the international infrastructure, Telin joined the SEA-ME-WE 6 consortium to build a 19,200 km-long submarine cable system.
●	Minister of State-Owned Enterprises launched Leap - Telkom Digital to accelerate Indonesia's digital transformation.
●	Telkom provided the ICT infrastructure throughout the Mandalika MotoGP Series.

April
●	Expanding its market to the Middle East, Telkom opened its 11th international representative office in Dubai, United Arab Emirates.
●	Joined the “Proudly Made in Indonesian” movement for MSMEs in West Sumatera.
●	Strategic alliance between Telkom and Singtel for a Regional Data Center.
●	Strategic partnership between Telkom and Microsoft to drive Indonesia's digital acceleration and intelligent infrastructure.

May
●	Telkom reinforced Telkomsigma to fulfill the needs of the Cloud and IT Services market in Indonesia.
●	Pijar Sekolah to help Middle and High Schools in Tarutung
●	Telkom AGM for the Year 2021 distributed dividends to the value of Rp14,86 trillion.

June
●	Telkomsat obtained Starlink docking rights from Kominfo to push equitable access to the internet throughout Indonesia.
●	Telkom unveiled its smart city solutions at London Tech Week 2022.
●	To reinforce connectivity in Eastern Indonesia, Telkom built the Bifrost Jakarta - Balikpapan - Manado – America submarine cable communication system (SKKL).
●	Digitalizing education for SLBN special needs schools.

July
●	Celebrating 57 Years of Telkom Indonesia “Digital Bisa untuk Semua” (Digital is accessible to all).
●	Launched the Second Gateway Manado, a digital toll gate in Eastern Indonesia.
●	Telkom supported the infrastructure and services at the 2022 ASEAN Para Games XI.
●	Telkom donated and distributed 900 Qurban animals on Eid al-Adha 1443H.

Table of Content

August
●	Inauguration of neuCentrIX Sepaku and Digital Community Center at Ibu Kota Nusantara.
●	An international alliance between ITDRI and the Massachusetts Institute of Technology.
●	Indigo Demo Day 2022, a meet up for startups mentored by Telkom with venture capitalists.

September
●	A strategic partnership between Telin and Expereo in regard to SD-WAN cloud solutions.
●	Telkom’s strategic alliance with Amazon Web Services provides cloud computing solutions for digital industry players.
●	Batic 2022 strengthens the Indo-Pacific connectivity ecosystem to become a Regional Digital Hub.

October
●	Digital Innovation Learning School for digitalization in education in the 3T area.
●	Business matching, investor talk, and corporate day at the SOE International Conference 2022.
●	Tourism Collaborative Platform, a collaboration between Telkom dan Injourney to digitize the tourism ecosystem.

November
●	TelkomGroup provided first-rate infrastructure during the peak of the 2022 G20 Summit.
●	Formed a strategic alliance with global tech giants during the 2022 B20 Summit (Google and Indosat Ooredo Hutchitson).
●	TelkomGroup matched investors with Indonesian startups, generating US$399 million in funding.
●	Recycling and upcycling electronic waste through the Eduvice Program.

December
●	Telkom formed a strategic partnership with Cisco regarding IoT Control Center and SDN for the growth of Industry 4.0 in Indonesia.
●	Groundbreaking NeutraDC Hyperscale Data Center in Batam.
●	TelkomGroup Siaga NARU 2022/2023.

Operational Performance

.
●	9.2 Million IndiHome Subscribers 96% Coverage
●	156.8 Million Telkomsel Subscribers 99% Coverage
●	28 Data Centers Domestic and overseas, including tier 3 and 4
●	173,266 km Fiber Optics
●	265,194 Units Telkomsel Base Transceiver Station
●	35,418 Mitratel Towers
●	Numerous Digital Services

Table of Content

Financial Performance (Year 2022)

●	Revenue Rp147.31 trillion (+2.9% YoY)
●	EBITDA Rp78.99 trillion (+4.3% YoY)
●	Net Profit Rp20.75 trillion (-16.2% YoY)

Awards

.
●	Forbes 2022 World’s Best Employer
●	1st Linkedin: Top Companies 2022
●	BCOMMS 2022
●	1st Most Valuable Brand The 9th Brand Finance Indonesia, Top 100 Most Valuable Brands
●	The 2022 Grand Stevie® Award for Organization of the Year Asia Pacific Stevie Awards 2022
●	Best 3: Press Release and Website Category Anugerah Media Humas 2022
●	Indonesia’s SDGs Action Awards 2022 Large Business Category

Table of Content

REPORT OF THE BOARD OF COMMISSIONERS AND DIRECTORS

25	Report of the Board of Commissioners
28	Report of the Board of Directors
32	Statement Letter of Responsibility for 2022 Annual Report

Table of Content

REPORT OF THE BOARD OF COMMISSIONERS

“The Board of Commissioners considers that the Board of Directors has carried out the management of the Company in a good manner and has successfully recorded positive financial and operational performances amid the COVID-19 pandemic, which hadn’t yet been mitigated in 2022. We have also observed that Telkom's digital transformations, which focused on the development of digital connectivity, digital platforms, and digital services, are progressing well.”

Dear Respected Shareholders and all Stakeholders,

Let us offer praise and gratitude to God Almighty as with His blessing PT Telkom Indonesia (Persero) Tbk (Telkom or the Company) successfully saw through 2022 by recording an upstanding performance.

GENERAL OUTLOOK REGARDING MACRO-ECONOMY AND THE

Indonesia’s GDP grew by around 5.31% in 2022. The country’s economy remained resilient as it was supported by the Government’s strong expenditure on infrastructure projects, improving consumer spending, and its investments in various business sectors. However, we also faced challenges due to rising inflation, which peaked in September 2022 at 5.51%. This put pressure on consumer spending and affected our business operations.

The IMF has predicted a global economic growth rate of around 2.9% for 2023, driven by a continued recovery from the COVID-19 pandemic. This growth is expected to be uneven as some countries face greater challenges than others. Geopolitical tensions, climate change, and supply chain disruptions are factors that could affect global economic growth in 2023. With regards to Indonesia, the IMF is predicting continued growth of Indonesia's economy in 2023, with a growth rate of around 5.0%. This is supported by a strong domestic demand and the Government’s expenditures on its infrastructure projects. However, this country still faces challenges such as rising inflation as well as potential uncertainties in the global economy.

As a telecommunications company, we will continue to innovate and offer reliable digital services for our customers. In 2022, we saw a significant shift towards digitalization, with ever more customers relying on our service for work, education and entertainment. We have responded to this trend by widening our network reach and through the introduction of new services.

SUPERVISION AND ASSESSMENT OF THE BOARD OF DIRECTORS’ PERFORMANCE IN 2022

Overall, we have assessed that throughout 2022 the Board of Directors had carried out its duties and functions in managing the company in a good manner. The Board of Directors had prepared a work plan and had implemented the appropriate strategies to attain the Company’s strategic targets in accordance with its purpose, vision and mission. Moreover, the Board of Directors had also been able to maintain the Company’s technological leadership in the industry, made effective and efficient investments, developed its talents and digital capabilities as well as achieving a good balance between economic values and social aspects. We thus see the results in the achievement of a very good growth in the Company’s Revenue and EBITDA for 2022. From the operational perspective, the Company also recorded a solid performance growth owing to the rise in the number of IndiHome fixed broadband subscribers and an increase in data traffic on cellular services. A positive performance of the Company’s financial and operational aspects has further strengthened Telkom’s position as the market leader in the Indonesian telecommunications industry.

Table of Content

Telkom always ensures the best and widest digital connectivity for the community by strengthening its infrastructure capabilities through its backbone and optical fiber-based access networks, as well as its Base Transceiver Stations (BTS) fitted with the latest technology. The Company also develops both cloud and data centers, as well as security and data analytics to further strengthen digital platforms. Furthermore, Telkom also develops various digital services to provide digital solutions with the best experience for customers. We consider that all of these were carried out to increase the Company’s competitiveness and create competitive and sustainable growth in the future.

FREQUENCY AND METHODS USED TO PROVIDE GUIDANCE TO THE BOARD OF DIRECTORS

The Board of Commissioners regularly provides advice to the Board of Directors, both in writing and verbally. In writing, the Board of Commissioners’ recommendations is provided in letter form or through a Decision of the Board of Commissioners. Verbal advice is delivered directly during the Board of Commissioners’ meetings which consists of: Joint Meetings between the Board of Commissioners and the Board of Commissioners Directors; Committee Meetings, in which the Board of Commissioners is a member of the Committee; and Internal Meetings of the Board of Commissioners for which the Board of Directors is invited to join.

VIEW ON BUSINESS PROSPECTS

The Board of Commissioners is of the opinion that the growth of Telkom's business prospects going forward is well assured. Through the development and strengthening of its digital connectivity, digital platforms, and digital services, in the future the Company will have excellent resources to secure various opportunities as well as grow in a sustainable manner. We believe that the Company will be able to maintain its market position, especially as Telkom continues to invest in increasing its capacity and capabilities to provide the best digital experience for all its customers.

Future growth opportunities include IndiHome's fixed broadband services, mobile digital business services, enterprise solutions services, data centers and the provision of telecommunication towers. Telkom is in prime position to capture diverse opportunities in the future, supported by the reach, capacity and capabilities of a comprehensive, reliable and integrated infrastructure.

Moreover, the Board of Commissioners also supports the efforts by the Board of Directors to explore additional opportunities to increase the value of the Company, such as: the selective and prudent implementation of inorganic activities; the exploration of revenue from assets that have not been optimally valued; and the development of startups with the hope that these will have greater value or generate synergetic value in the future.

ASSESSMENT OF THE PERFORMANCE OF COMMITTEES UNDER THE BOARD OF COMMISSIONERS

In carrying out its supervisory function of the Company, Telkom's Board of Commissioners is assisted by three committees: the Audit Committee; the Nomination and Remuneration Committee (KNR); and the Planning and Risk Evaluation and Monitoring Committee (KEMPR). In our view, the three Committees have carried out their duties effectively in accordance with their roles. Each Committee carried out studies, made recommendations and gave their full support to the Board of Commissioners so that the oversight mechanism of the Board of Directors could run effortlessly.

Table of Content

Amongst its other tasks, the Audit Committee assisted us in supervising and conducting reviews of financial information that will be submitted to the public, as well as examining complaints related to the accounting and financial reporting processes. The Nomination and Remuneration Committee provided diverse and crucial recommendations related to policies; criteria for and the selection of strategic positions within the Company and its subsidiaries; as well as the remuneration of the Board of Directors. The Planning and Risk Evaluation and Monitoring Committee provided recommendations regarding the strategic and risk management aspects of the Company. It also conducted a comprehensive evaluation of the Board of Directors' proposals regarding the Company’s Long-Term Plan, the Implementation Strategy Document (Mid-Term Plan), as well as the Company's Budget Activity Plan and monitored their implementation.

VIEWS ON THE IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE

Corporate governance is one of the supervisory focuses of the Board of Commissioners. We are committed to ensuring the implementation of a high standard of governance across the TelkomGroup, in accordance with the principles of Good Corporate Governance (GCG) and by upholding the core values of AKHLAK. Throughout 2022, the Board of Commissioners actively supervised and provided recommendations on various aspects of company management, including risk management.

One of the governance practices that has been functioning effectively is the implementation of the Whistleblowing System (WBS). The Board of Commissioners continues to encourage a regular improvement. Through this mechanism, the Company can identify and minimize the potential for fraud as well as policy deviations or internal violations.

APPRECIATION TO STAKEHOLDERS AND CLOSING

On behalf of the Board of Commissioners, we would like to thank all the Directors, management, and employees who have wholeheartedly contributed to manage TelkomGroup's business activities. Furthermore, we would also like to give our appreciation to all our stakeholders who have given their full support to Telkom in an effort to achieve the Company’s purpose, vision and mission.

Through a good collaboration between stakeholders, we believe that Telkom will continue to grow in a sustainable manner and play an important role in supporting the progress of the Nation henceforward.

Jakarta, April 5, 2023

On Behalf of the Board of Commissioners

/s/ Bambang Permadi Soemantri Brodjonegoro

Bambang Permadi Soemantri Brodjonegoro

President Commissioner/Independent Commissioner

Table of Content

REPORT OF THE BOARD OF DIRECTORS

“In 2022, Telkom increasingly focused on strengthening its business fundamentals and successfully saw through the COVID-19 pandemic. We have consistently invested for the future to create growth opportunities through our three business pillars: Digital Connectivity, Digital Platform, dan Digital Services.”

Esteemed Shareholders, Board of Commissioners, and all Stakeholders,

We give thanks and gratitude to God Almighty for His infinite blessings, thus enabling PT Telkom Indonesia (Persero) Tbk (“Telkom” or “Company”) to masterfully navigate the challenging 2022 period. On this occasion, allow us to present a summary of the various efforts and achievements that we have successfully attained throughout 2022.

ECONOMIC AND INDUSTRY CONDITIONS

In general, the COVID-19 pandemic still remained the primary challenge for businesses in Indonesia. The emergence of new variants in mid-2021 led to the pandemic’s second wave,  which put great pressure on the national economy. However, the Government's quick and precise measures, including the implementation of Community Activities Restrictions Enforcement (PPKM) were very effective in controlling the pandemic whilst gradually restoring the economy. The Statistics Indonesia recorded that in 2022 the Indonesian economy grew by 5.31%, better than that of 2021 which was at 3.69%.

Meanwhile, the Rupiah exchange rate against the USD fluctuated throughout 2022. The Bank Indonesia transaction rate on January 3, 2022 was Rp14,270 per USD and closed at Rp15,592 per USD on December 31, 2022. The 2022 inflation rate, another key macro indicator, was relatively high at 5.51%. This high inflation rate provided space for Bank Indonesia (BI 7 Days Repo Rate) to raise its benchmark interest rate from 3.50% in January 2022 to 5.50% in December 2022.

We are confident that economic conditions will continue to improve alongside COVID-19’s mitigation and people’s increasing mobility. We are also predicting that post-pandemic, people will maintain the online practices they had adopted during the pandemic. We will thus continue to strengthen our digital infrastruture and develop various platforms and digital solutions accordingly to realize the Company’s vision to be the community’s ‘digital telco of choice’.

PERFORMANCE ACHIEVEMENTS COMPARED TO TARGET

Telkom posted a revenue of Rp147.31 trillion in 2022, or a growth of 2.9% compared to the previous year. In terms of profitability, Telkom’s recorded EBITDA was Rp78.99 trillion or an increase of 3.7% with a Net Profit of Rp20.75 trillion or a decline of 16.2%. If we do not factor in the impact of GOTO’s unrealized loss, Telkom was able to record an operational net profit of Rp25.85 trillion, or a growth of 7.7% compared to the 2021 period even though the revenue attainment was slightly below our target or 97.8% of the target.

In the Mobile segment, Telkomsel was able to maintain its position as the leading cellular operator in Indonesia with 156.8 million customers, of which 120.9 million are mobile data users. Telkomsel’s revenue for 2022 was recorded at Rp85.49 Trillion or an increase of 1.5%. The Mobile segment’s performance was 96.5% of the set target. The Digital Business’ revenue contribution increased to 81.9% of Telkomsel’s total revenue, in comparison to the previous year’s 77.9%. The growth of the Digital Business was supported by a 7.5% revenue growth from Data that was driven by a 18.7% increase in data traffic (Data Payload). Meanwhile, revenue from the Legacy Business decreased by 16.4% alongside with the trending shift from voice and SMS to data.

Table of Content

In the Consumer segment, IndiHome continues to be the country’s market leader for fixed broadband by securing 75.2% of the market. The number of IndiHome subscribers at the end of 2022 reached 9.2 million customers, an increase of 611.000 new customers compared to the previous year. As a result, the Consumer segment’s revenue increased significantly by 5.7% to Rp26.354 trillion, a substantial contribution to the increase of the consolidated revenue. The Consumer segment's revenue performance reached 96.9% of the set target.

The Enterprise segment’s performance in 2022 was quite good amid the pressures from the COVID-19 pandemic. Revenue from this segment reached Rp19.16 trillion or a 0.1% growth compared to the previous period. This performance reach 97.8% of the previously set target.

Meanwhile, the Wholesale and International Business (WIB) segment recorded a revenue of Rp15.44 trillion, or an 8.3% growth compared to the previous year which was Rp14.26 trillion. This segment’s performance reached 104.3% of the target set at the beginning of the year.

In addition to these four segments, Telkom also manages other segments. Telkom has recorded a growth of 16.6% for these segments. The contributions of these segments towards Telkom’s consolidated revenue is still relatively low, but they show high growth through various initiatives in developing and providing of a variety of digital services for both B2B and B2C.

OVERVIEW OF BUSINESS PROSPECTS

Amid ongoing conditions due to the COVID-19 pandemic, Telkom continues to create growth opportunities through three business pillars: Digital Connectivity, Digital Platform and Digital Services. Strengthening the Company's position as the market leader in the domain of digital connectivity is an important endeavor that Telkom undertakes through the consistent strengthening of its network to deliver quality broadband services with the widest coverage in Indonesia for both mobile and fixed. Additionally, Telkom is increasing the capacity and capabilities of the data center and cloud business lines as well as various other digital platforms such as data analytics and security which are also enablers for the creation of various digital service solutions according to customer needs. We believe that in the future Telkom will continue to have good business and growth prospects, as the three business pillars are increasingly relevant to consumer needs and demands.

In its effort to give the best experience for its Mobile segment customers, Telkom commits to continuously innovate as well as implement up-to-date and cutting-edge technology. We have begun to gradually implement 5G technology since 2021 through our subsidiary Telkomsel. Going forward, in line with the development of the ecosystem and various use cases, we are confident that 5G technology will offer new opportunities for growth. Telkomsel also carries out digital initiatives through separate entities in order to have the competitiveness and agility to develop digital services according to the needs of the community, such as in the health, education and lifestyle sectors.

In the Consumer segment, we believe there is still wide room for growth as the penetration of fixed broadband in Indonesia is relatively low, under 20% of the total number of existing households. We have observed that people’s daily activities are increasingly carried out at home with the support of high-quality internet whether for work, study, shopping, entertainment, and even entrepreneurism. Through IndiHome, Telkom will maintain the momentum to create a digital environment, build a digital society, and accelerate the digital economy.

The Enterprise segment’s business prospects are quite good, in line with the revitalization of the business sector following the alleviation of pandemic conditions and especially during the post-pandemic period. With its variety of enterprise solutions and supported by a complete digital infrastructure, Telkom is in pole position to seize various business opportunities and grow together with corporations as well as small and medium businesses in Indonesia. Meanwhile, with regards to the Wholesale & International Business segment, Telkom is focusing on increasing business towers, data centers and infrastructure managed services to strengthen its position as a supportive partner in the digital ecosystem for domestic and global content providers.

Table of Content

Additionally, through MDI, Telkom also carries out digital initiatives through its investments in various start-ups in sectors that are in line with the company's strategy and that have good future potential synergies and valuations. We hope that in the future some these start-ups can make significant contributions to the Company, either through business synergies or through increasing valuations as these start-ups mature.

We are also in the process of increasing the capacity of our data centers as well as consolidating their assets as we hope to be able to unlock the data center business in the future. The strategy is expected to increase the corporate value as we had previously done with the tower business.

Telkom believes that the convergence of the fixed and mobile businesses (fixed mobile convergence) is a necessity. To achieve this, we have created a roadmap with the aim of providing a better customer experience, a more effective allocation of capital expenditure (CAPEX) and creating better data integration.

Telkom is always open to establishing partnerships with other parties, in order to accelerate the increase in digital capabilities or to get investors who have the vision to jointly seize growth opportunities and create higher value.

PROGRAM AND PERFORMANCE GOALS FOR 2023

To capture the various growth opportunities we have described above, Telkom has planned a strategic program for 2023 with the theme 'Enhance Digital Capability and Business Performance for Sustainable Growth'. The main programs to be carried out are:

1.	Deliver the best quality of service with excellent customer experience: whereby service quality and customer experience management are key in gaining customer loyalty.
2.

Excel in the 3 digital domains and unlock business leveraging group synergy: to deal with the dynamics of a telecommunications industry that is constantly in movement, an integrated telco is required and can be achieved by delayering to reach a wider customer segment and increase the Company's value.

3.	Accelerate digitalization and a lean organization development for impactful operations: Telkom will continue to accelerate the improvements to its operating and business models to become leaner.

SUPPORTING DIGITALIZATION FOR A BETTER FUTURE

We believe that the digitalization of various fields is a very good opportunity for Indonesia. It will enable the country to make a leap and stand on an equal footing with other developed countries. Advances in education, health, finance and other sectors can be achieved faster and cheaper through various digital platforms. For this reason, the need for extensive and quality digital connectivity infrastructure, a capable digital platform, and diverse digital services meeting the needs of the community is very important. Telkom has the resources required as well as the passion to help all levels of the society benefit from the digital era. Our efforts to continue investing on strengthening the digital connectivity, digital platforms and digital services business lines are a solid  manifestation of Telkom’s contributions in the creation of a digital environment, building a digital society, and accelerating the digital economy, considering that digital literacy and skills are one of the main assets for Indonesia to achieve its aspirations to become a developed country.

Table of Content

IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE

TelkomGroup continuously upholds the implementation of good governance in accordance with the principles of Good Corporate Governance (GCG) and with reference to the eight principles of company management as well as with the Financial Services Authority’s (OJK) Corporate Governance Guideline for Public Companies. We are confident that good governance is a primary aspect that will help ensure the company’s long-term sustainability. Telkom’s implementation of GCG aims to support the realization of the Company's purpose, vision and mission, which will ultimately provide added value and benefits for shareholders and other stakeholders.

Throughout 2022, we continuously strive to strengthen various sectors that we consider significant, including the reinforcing of our organization as well as the competence of our Internal Audit in order to improve oversight within the company.

CLOSING

In closing, on behalf of the Board of Directors of PT Telkom Indonesia (Persero), I would like to express our gratidue and great appreciation for all our shareholders, the Board of Commissioners, loyal customers, business partners, the media, the general public and all other stakeholders for the support given to Telkom throughout 2022. I would also like to thank the management and all TelkomGroup employees for their dedication and contributions in carrying out their duties and responsibilities as well as their support in attaining Telkom’s purpose, vision, mission and work program throughout 2022.

Henceforward, may we continue to innovate without stop in this digital era that promises many opportunities, so that Telkom can consistently grow well and sustainably.

Jakarta, April 5, 2023

On behalf of the Board of Directors

/s/ Ririek Adriansyah

Ririek Adriansyah

President Director

Table of Content

STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2022 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk

2022 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 5, 2023

Board of Commissioners
/s/ Bambang Permadi Soemantri Brodjonegoro
Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner
/s/ Wawan Iriawan	/s/ Bono Daru Adji	/s/ Abdi Negara Nurdin
Wawan Iriawan Independent Commissioner	Bono Daru Adji Independent Commissioner	Abdi Negara Nurdin Independent Commissioner
/s/ Ismail	/s/ Marcelino Rumambo Pandin	/s/ Rizal Mallarangeng
Ismail Commissioner	Marcelino Rumambo Pandin Commissioner	Rizal Mallarangeng Commissioner
/s/ Isa Rachmatarwata	/s/ Arya Mahendra Sinulingga
Isa Rachmatarwata Commissioner	Arya Mahendra Sinulingga Commissioner

Table of Content

STATEMENT OF THE MEMBER OF BOARD OF DIRECTORS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2022 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk

2022 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 5, 2023

Herlan Wijanarko
Board of Directors
/s/ Ririek Adriansyah
Ririek Adriansyah President Director
/s/ Heri Supriadi	/s/ FM Venusiana R.	/s/ Herlan Wijanarko
Heri Supriadi Director of Finance & Risk Management	FM Venusiana R. Director of Consumer Service & Acting (PLT) as Director of Enterprise & Business Service	Herlan Wijanarko Director of Network & IT Solution
/s/ Bogi Witjaksono	/s/ Budi Setyawan Wijaya	/s/ Afriwandi
Bogi Witjaksono Director of Wholesale & International Service	Budi Setyawan Wijaya Director of Strategic Portfolio	Afriwandi Director of Human Capital Management
/s/ Muhamad Fajrin Rasyid
Muhamad Fajrin Rasyid Director of Digital Business

Table of Content

ABOUT TELKOM

35	Purpose, Vision, Mission, and Strategy
38	Corporate Culture and Value
41	Telkom Milestones
43	Business Activities
45	Telkom Organizational Structure
46	List of Industry Association Memberships
48	Profile of the Board of Commissioners
55	Profile of the Board of Directors
62	Profile of the Senior Vice President
64	Telkom Employees
68	Shareholders Composition
71	Subsidiaries, Associated Companies, and Joint Ventures
77	Chronology of Stocks Registration
79	Chronology of Other Securities Registration
81	Name and Address of Institutions and/or Supporting Capital Market Profession

Table of Content

PURPOSE, VISION, MISSION, AND STRATEGY

Telkom determines the purpose, vision, mission, strategy, and corporate culture listed in the long-term plan and approved by the Board of Commissioners and Directors on December 9, 2019. This is done to support national digitalization and internalize the transformation agenda.

PURPOSE

To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders.

VISION

To be the most preferred digital telco to empower the society.

MISSION

1.	Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all.
2.	Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption.
3.	Orchestrate digital ecosystem to deliver superior customer experience.

STRATEGY

Telkom conceives its strategic framework into a portfolio direction strategy that includes the development of 3 (three) digital business domains, namely digital connectivity, digital platforms, and digital services. The portfolio direction strategy in the business domain is supported by a value delivery model strategy that includes portfolio optimization strategies, technology, organization, synergy and operational excellence, talent management and corporate culture, inorganic initiatives, and corporate governance. In broad lines, Telkom's long-term strategy is contained in the acronym of WINDIGITAL, which includes:

Win broadband connectivity business to maximize cash flow
Invest to scale DC and be The National B2B Digital Leader to Maximize Value
Nurture Digital Service Ecosystem through Smart Investment to Maximize Synergy Value and Value Creation
Drive continuous and strict optimization of business and asset portfolio
Increase group technology integration and digitization
Gear up for streamlined lean digital-ready organization
Improve operation quality and synergy for cost leadership and better customer experience
Transform to digital telco talents and incorporate digital culture
Acquire digital capabilities inorganically and accelerate ecosystem partnership
Link up group strategic planning and implementation and enhance risk management and compliance

Table of Content

TRANSFORMATION FOR DIGITAL ACCELERATION

In 2022, we will enter the next normal era, where the digital economy will develop more rapidly with increasingly demanding customer expectations. This encourages an increasingly dynamic competitive situation accompanied by the acceleration of various product and service innovations. On the other hand, Indonesian market, which is still growing, remains attractive for global player and technology giant to enter into domestic market. We answer this challenge through the Company's journey, namely Investing for Future. We focus on strengthening essential competencies in digital domain, supported by corporate restructuring and partnership development while improving the company's business fundamentals. To accelerate the transformation towards a digital telco company, our corporate theme for 2022 is "Enhance digital capability and business performance for sustainable growth" with three main programs, namely:

1.	Deliver the best quality of services with excellent customer experience

In the next normal era, service quality and customer experience management are the main keys to gaining customer loyalty. We strive to comprehensively understand customer needs and behavior. Furthermore, we also manage customer data in a systematic and sustainable manner by maximizing the implementation of data analytics at every stage of the customer journey.

2.	Excel in the 3 digital domains and unlock business leveraging group synergy

The dynamics of telecommunication industry continues to move and several integrated telco are implementing a delayering strategy in order to reach a wider customer segment and increase corporate value. We will continue to strengthen our position and competitive advantage in the domain of digital connectivity, digital platform, and digital services, supported by business unlocking initiatives and utilization of all potential synergies. We also manage operations and services in a customer-centric manner, efficient infrastructure, and digital businesses as growth engines simultaneously.

3.	Accelerate digitization and lean organization development for impactful operation

We continue to accelerate improvements to our operating and business models to become leaner by utilizing digital technology and artificial intelligence. We also ensure the readiness of various supporting talents, especially digital talent so that the company's growth milestones can take place at the right momentum.

We have also initiated a value unlocking strategy which we refer to as the five big programs (five bold moves) to build competitive advantage in the fields of digital connectivity, digital platform, and digital services, as well as strengthen our position to become a world-class digital telecommunications company, with long-term goals to create higher value for the Company's stakeholders. The five big programs (five bold moves) consist of:

1.	Fixed Mobile Convergence (FMC)

We continue to strengthen market penetration, cost efficiency, and operational excellence, while enhancing the best customer experience by developing our technology and services to optimize interoperability between our fixed and mobile networks to enable customers to switch seamlessly regardless of location and device.

2.	InfraCo

We seek to unlock the consolidation potential of our infrastructure asset, including optical access network infrastructure and tower so as to create higher value. We believe this initiative will provide benefits, including optimal asset utilization, cost-effective connectivity, and accelerated market penetration so that in the end it will be able to increase the value of infrastructure asset and attract investors to join.

Table of Content

3.	Data Center Co (DC Co)

We are in the process of consolidating data center asset and increasing data center business capacity. In addition, we also collaborate with hyper-scaler and technology giant to accelerate data center business growth and expand our data center presence in the region – starting from Indonesia and ASEAN.

4.	B2B Digital IT Service Co

We are transforming towards B2B Digital IT Services through partnership and collaboration with technology giant, such as Microsoft and AWS. Furthermore, we are preparing Telkomsigma to become a leading B2B Digital IT Service player serving the corporate market, SOE, government, and MSME.

5.	DigiCo

We are developing a digital company (DigiCo) that focuses on B2B and B2C segments to accelerate digital service by taking advantage of our advantages that competitor do not have. Telkomsel through PT Telkomsel Digital Ecosystem (TED) is developing a vertical business portfolio in the digital sector, namely health-tech, edu-tech, and mobile gaming.

Table of Content

CORPORATE CULTURE AND VALUE

CORE VALUES AKHLAK

Since 2020, every State-Owned Enterprise (SOE) is required to apply the main values called AKHLAK, in accordance with the Circular Letter of the Minister of SOEs Number: SE 7/MB/07/2020 dated July 1, 2020 regarding Core Values of Human Resources of State-Owned Enterprises.

Amanah/Trustworthy	Holding on to the trust given
Kompeten/Competent	Continue to learn and develop capabilities
Harmonis/Harmonious	Caring for each other and respecting differences
Loyal	Dedicated and prioritizing the interests of the nation and the state
Adaptif/Adaptive	Continue to innovate and be enthusiastic in moving or facing change
Kolaboratif/Collaborative	Building a synergistic collaboration

Therefore, in order to answer these directives and in line with Telkom's Corporate Strategic Scenario 2021-2025 which mandates companies to carry out Align Ways of Working Under Digital Age, TelkomGroup as one of the SOEs is committed to implementing Core Values AKHLAK. One form of TelkomGroup's commitment in implementing the Core Values AKHLAK is by making a pledge and commitment by all TelkomGroup Directors and employees to implement AKHLAK and become a role model for its implementation. The company also issued a Regulation of the Director of Human Capital Management regarding the implementation of Core Values AKHLAK in TelkomGroup.

COMPANY CULTURE ACTIVATION PROGRAM

The CEO of TelkomGroup and all unit leaders act as role models as well as the main movers in the corporate culture activation program. The unit leader appoints a Culture Agent to ensure that the internalization of corporate culture through the participation of all employees goes well. The current number of Culture Agents is 5,184 people, where 3,054 people are from units at Telkom and 2,130 people are from Subsidiaries. Every Culture Agent must participate in the Culture Agent on boarding program in order to have the same interpretation and knowledge regarding the Company's culture. Furthermore, the unit leadership will be assisted by a Culture Agent to form a forum called the Cultural Activation Provocation Community (Kipas Budaya) for the implementation of cultural activation in each unit.

Table of Content

CALENDAR OF CULTURE ACTION

The theme of Telkom's cultural program in 2022 is Amplify Internalization & Actualization Core Values AKHLAK for Digital Telco Transformation. This theme synergizes and supports the main programs and goals of the company. This theme is the basis for preparing corporate cultural activities during 2022. These cultural activities are arranged in a Calendar of Culture Action (COCA) every year. COCA becomes a reference for each unit to develop and implement various cultural activity programs by instilling AKHLAK values into daily behavior to improve company performance.

During 2022, Telkom also builds a culture of Core Values AKHLAK, including how to work in the digital era through online training, namely Strengthening the Internalization of Core Value AKHLAK.

Table of Content

BUILDING DIGITAL CULTURE

Telkom continues to strive for digital transformation by updating its corporate culture program, in order to encourage changes in mindset, behavior, abilities, and digital-oriented skills with AKHLAK as the Company's value system.

Since 2017, Telkom has carried out the Hack Idea Program as a forum for exchanging innovations between employees such as design sprints, design thinking, experimentation, and collaboration. As a strengthening of the Hack Idea program, since 2020, the IdeaBox platform has been present as innovation social media single platform for TelkomGroup employees to convey ideas and collaborate to develop them. With the combination of the two, it is hoped to increase the enthusiasm and support system for the innovation culture built at the TelkomGroup. The Talent Booster activity initiated the Hack Idea series of activities, namely the development of knowledge and innovation capabilities through classrooms and e-learning learning methods, then continued with an assessment of the resulting innovations. Innovations deemed feasible will enter the development stage and are guided by experienced mentors and facilitated by the company through the AMOEBA program, which has produced various products and the development of digital-based internal business processes.

In its business processes, Telkom has used various digital tools, such as a corporate portal as a daily operational application which includes, e-office; e-budgeting; file sharing; collaboration (Diarium); career & succession management (Ingenium); learning & knowledge management (Cognitium); etc.

CORPORATE CULTURE EVALUATION

Telkom evaluates corporate culture using AKHLAK Culture Health Index (ACHI) measurement to determine the level of effectiveness of corporate culture implementation. This value is measured as a whole or specifically which leads to the internalization of Core Value AKHLAK. The results of 2022 ACHI measurement obtained a total score in high category (94.5%), which means that Telkom's organizational culture is healthy and productive.

Table of Content

TELKOM MILESTONE

Indonesian Government established Perusahaan Negara Pos dan Telekomunikasi (PN Postel) in 1961 through Government Regulation Number 240 year 1961 regarding the Establishment of State Post and Telecommunication Company. Based on Government Regulation No. 30 dated July 6, 1965, PN Postel was then split into PN Pos dan Giro and Perusahaan Negara Telekomunikasi (PN Telekomunikasi). This moment is the basis for determining the anniversary of Telkom Indonesia.

Then in 1974, PN Telekomunikasi was split into two entities, namely Perusahaan Umum Telekomunikasi (Perumtel) and PT Industri Telekomunikasi Indonesia (PT INTI). In 1991, Perumtel changed to become a state-owned limited liability company with official name PT Telekomunikasi Indonesia (Persero) or Telkom.

In 1995, Telkom became a public company listed on IDX and NYSE. At the end of 2022, Telkom's market capitalization value will reached Rp371 trillion.

2022

In 2022, Telkom will complete the first phase of building Hyperscale Data Center in Cikarang. In addition, at the end of 2022 Telkom will also start groundbreaking for the construction of Hyperscale Data Center in Batam. In terms of connectivity, in 2022 Telkom will open a second gateway in Manado, and also through its subsidiary Telin, Telkom has also joined SEA-ME-WE 6 Submarine Cable consortium. This year, Telkom has also established strategic partnership with several major world technology companies such as Microsoft, and so forth.

2021

On May 27, 2021, Telkomsel officially launched its 5G service, making it the first cellular operator to provide 5G in Indonesia. Telkom also continues to enhance its collaboration through additional investment in Gojek and signing of an MoU with Microsoft. Telkom's subsidiary, Mitratel, successfully conducted an Initial Public Offering (IPO) on November 22, 2021 and raised funds of Rp18.8 trillion.

2020

TelkomGroup carried out several initiatives at the company, community and national levels in response to the COVID-19 pandemic. Several corporate actions are carried out by Telkomsel, including signing a conditional sale and purchase agreement for selling 6,050 telecommunication towers to Mitratel and establishing cooperation and investing in Gojek.

2019

In the context of expansion, TelkomGroup acquired 2,100 towers owned by Indosat Ooredoo through Mitratel and acquired 95% shares in PT Persada Sokka Tama which owns 1,017 towers. Telkom also received the "2019 Indonesia IoT Services Provider of the Year" award at the Frost & Sullivan 2019 Asia Pacific Best Practices Awards.

2018

Telkom launched the Merah Putih Satellite and inaugurated the Telkom Hub as a Center of Excellence and Source of Inspiration to Build Digital Indonesia. Telkom has also completed the construction of the Indonesia Global Gateway (IGG).

2017

Telkom launched the Telkom 3S Satellite and completed the Southeast Asia-United States (SEA-US) submarine fiber optic cable line.

Table of Content

2016

Telkom has completed the construction of the Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine system.

2011-2015

In 2011, Telkom completed Super Nusantara Highway project and True Broadband Access project. Then in 2014, Telkom became the first operator in Indonesia to provide 4G LTE service. A year later, Telkom launched IndiHome, a service package consisting of broadband internet, fixed wireline telephone, and interactive TV services.

1999-2010

Telkom launched the Telkom-1 satellite in 1999 and the Telkom-2 satellite in 2005. Telkom has also successfully completed JaKaLaDeMa underwater fiber optic cable project.

1991-1995

In 1991 Perumtel officially changed to Telkom. Then in 1995, Telkom established a subsidiary, Telkomsel as a cellular operator and conducted an IPO on Jakarta Stock Exchange and Surabaya Stock Exchange, registered shares on NYSE and LSE, and offered open shares without listing on Tokyo Stock Exchange.

1974

PN Telekomunikasi was split into Perumtel, which provides telecommunications services, and PT INTI, which manufactures telecommunications equipment.

1965

Indonesian Government separated postal and telecommunications services, so PN Postel was split into two entities, namely Perusahaan Negara Pos dan Giro (PN Pos and Giro) and Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

Table of Content

BUSINESS ACTIVITIES

BUSINESS ACTIVITIES BASED ON TELKOM’S ARTICLES OF ASSOCIATION

Based on Article 3 of the Company's Articles of Association as stated in the Deed of Statement of Resolution of the Company's GMS Number 37 dated June 22, 2022, which was received and approved by the Minister of Law and Human Rights based on Letter No. AHU-0044650.AH.01.02. year 2022 dated June 29, 2022, Telkom's business activities are in the field of providing telecommunications networks and services, informatics, as well as optimizing the utilization of the Company's resources to produce goods and/or services of high quality and with solid competitiveness to gain/pursue profit to increase Company’s value by applying the principle of Limited Liability Company. Principal business activities and supporting business activities of Telkom in general are:

Principal Business Activities

1.

Planning, building, providing, developing, operating, marketing/selling/leasing, and maintaining telecommunication and information technology networks in the broadest definition with due observance of the statutory regulations.

2.	Planning, developing, providing, marketing/selling, and improving telecommunication and information technology services in the broadest definition with due observance of the statutory regulations.
3.	Making investments including equity participation in other companies in line with and in order to achieve the goals and objectives of the Company.

Supporting Business Activities

1.	Provide payment transaction and money transfer services through telecommunications and informatics networks.
2.

Carry out other activities and businesses in the context of optimizing resources owned by the Company, including the use of fixed and movable assets, information system facilities, education facilities and training facilities, maintenance and repair facilities.

3.

Cooperate with other parties in the context of optimizing informatics, communication or technology resources owned by other parties in the informatics, communication, and technology industries, in line with and in order to achieve the aims and objectives of the Company.

Table of Content

PORTFOLIO PRODUCT AND/OR SERVICE

Telkom develops business activities in various segments in accordance with the digital transformation strategy and the development of telecommunications industry. In each business segment, Telkom has a portfolio of products and services which are described as follows:

Segment	Business Line	Product
Mobile	Mobile Legacy	Mobile Voice, Mobile SMS
	Mobile Data	Mobile Broadband
	Mobile Digital	IoT, Big Data, Financial Service, VOD, Music, Gaming, Digital ads
Consumer	Home Fixed Service	IndiHome Fixed BB, Non-IndiHome Fixed BB (e.g., Wifi, etc.), Fixed Voice, IPTV, Digital Services (e.g., Gaming, Music, etc)
	Home Legacy	Legacy Fixed Voice
Enterprise	Connectivity	Fixed Voice (Non-Digital), Fixed BB (Digital), Enterprise Data (Digital), CPE Networks
	Satellite	Upstream (Orbital Slot, Satellite Mission, Transponder), Downstream (VSAT, Broadband Satellite), Link
	Digital IT Service	IT Service (Integration), IT Service (Vertical), Big Data, IoT, Cybersecurity, Cloud (IaaS, PaaS, SaaS)
	Digital Adjacent Service	Financial Services, eHealth (Claim and Health Service), Digital Advertising
	BPO	Traditional BPO (e.g., Call Center), Digital BPO, Shared Service Operations
	Device	CPE Trading (Mobile Handset), CPE Managed Service
Wholesale & International Service	WS Network	International Network, Domestic Network
	WS Traffic	International Voice, Domestic Voice, Internet Traffic
	WS Intl, Platform & Services	SMS A2P, DC & CDN
	DC	Collocation & Hosting, Integrated DC Services, Hyperscale
	Tower	Tower Owned (Macro, Micro, etc.), Reseller, Managed Service, Project
	Infrastructure	Infra & Network Managed Service, Submarine Cable Service, Power Solutions
Digital	Smart Platform	Financial Service, Big Data, IoT Platform, Cybersecurity, Digital Advertising
	Digital Content	Music, Gaming, Video
	e-Commerce	B2B e-Commerce
Other	Non-Portfolio	Digital investment, Property Development, Property Management, Hospitality

Table of Content

TELKOM ORGANIZATIONAL STRUCTURE

Telkom's organizational structure as of December 31, 2022 with disclosures at least up to the structure of 1 (one) level below the Board of Directors is presented as follows:

Board of Commissioners
Audit Committee
Committee for Nomination and Remuneration
Committee for Planning and Risk Evaluation and Monitoring
President Director (RIRIEK ADRIANSYAH)
CEO's Office
CORPORATE OFFICE
BUSINESS UNIT
TERRITORY
Director of Enterprise & Business Service (Plt) (FM VENUSIANA R)
AVP Secretariat of the Directorate EBIS (YOSEPH GUSTOMMY BISONO)
VP Enterprise Business Strategy (IRWAN ANDRIYANTO NUGROHO)
VP Enterprise Business Orchestration (ARIWIATI)
VP Enterprise Business Governance (AMBAR KUSPARDIANTO)
EGM Solution, Delivery & Assurance Division (SUJITO)
EGM Enterprise Service Division (TEUKU MUDA NANTA)
EGM Business Service Division (EDDY SOFRYANO)
EGM Goverment Service Division (DEDY MARDHIANTO)
Director of Consumer Service (FM VENUSIANA R)
AVP Secretariat of the Directorate CONS (FITRIANSYAH NASUTION)
VP Planning & Resource Management (-)
VP Marketing Management (EDIE KURNIAWAN)
OVP Customer Fulfillment (FIRMAN HIDAYAT)
OVP Customer Assurance (MOHAMMAD SYIBLI)
EGM TV Video Division (ANAK AGUNG GEDE MAYUN WIRAYUDA)
Director of Wholesale & International Service (BOGI WITJAKSONO)
AVP Secretariat of the Directorate WINS (DANIEL SYAFRIL)
VP Strategy Planning & Performance (-)
VP Wholesale Product & Service (MICHAEL ADIGUNA)
VP Wholesale Solution & Customer Management (OKTADIASIH MUNINGGAR)
EVP Wholesale Service Division (MUHAMMAD ROFIK)
Director of Network & IT Solution (HERLAN WIJANARKO)
AVP Secretariat of the Directorate NITS (AGUNG KERTIOSO)
VP Network/IT Strategy, Technology and Architecture (RIZAL AKBAR)
VP Integrated Infrastructure Program & Budget Mgt (SOENDOJOADI)
VP Performance & Governance Management (ADMIRAL DASRIN)
OVP Cyber Security (ELYSABETH DAMAYANTI)
EGM Service Operation Division (BAMBANG HARYASENA)
EGM Digital Connectivity Service Division (-)
EGM Digital Infrastructure Development Division (TOTO SUGIHARTO)
EGM Digital Information Technology Division (SIHMIRMO ADI)
Director of Digital Business (MUHAMAD FAJRIN RASYID)
AVP Secretariat of the Directorate DB (H MOHAMAD RAHMAT YUSUF)
VP Digital Business Strategy & Governance (RIZA A N RUKMANA)
VP Digital Business Performance (DOKOADI WIBOWO)
EVP Business & Technology Division (SAIFUL HIDAJAT)
Director of Strategic Portofolio (BUDI SETYAWAN WIJAYA)
AVP Secretariat of the Directorate SP (ZAKARIAH)
VP Corporate Strategic Planning (TORKIS ROPINDA SIHOMBING)
VP Integrated Portofolio Management (IMAM RIJANTO)
VP Synergy (SUHARTONO)
VP Strategic Investment Digital Telco (YUSUF WIBISONO)
VP Strategic Investment ICT & Services (AGUNG NUGROHO)
VP Global Strategic Partnership (AHMAD ZAKI BIN NASRUDDIN)
Director of Finance and Risk Management (HERI SUPRIADI)
AVP Secretariat of the Directorate Finance (WILLY KOESPRASETYO)
SVP Risk Management (IATI WIDAGDO)
VP Telkom Financial Control (DEVINDRA KAMAL)
VP Subsidiaries Financial Control (HENDRA KURNIAWAN)
VP Subsidiaries Accounting & Corporate Finance (JUNAINAH)
VP Financial & Procurement Policy (NURCHOLIS FERI AHMADI)
SGM SSO Finance Center (ACHMAD ALIYADIN)
SGM SSO Procurement & Sourcing Center (MOKHTAR ISMAIL)
SGM Asset Management Center (-)
SGM Telkom Shared Service Center (EKA SETIAWAN)
Director of Human Capital Management (AFRIWANDI)
AVP Secretariat of the Directorate HCM (YULIO)
VP HC Strategic Management (AHMED YASSER)
VP HC Development (NIZAR)
VP HC Organizational Effectiveness (IWAN SETIAWAN)
VP HC Technology & People Analytics (DIDI HARYADI)
SGM Assessment Center Indonesia (JUSTI ARIESTHIAWATI)
SGM Community Development Center (HERY SUSANTO)
SGM HC Business Partner Center (SENDI ADITYA KAMESVARA)
SGM Telkom Corporate University Center (JEMY VESTIUS CONFIDO)
SVP Corporate Secretary (INDRAWAN DITAPRADANA)
VP Regulatory Management (CHAIRUDIN MIRZA)
VP Corporate Office Support (HARDI PURWANTO)
VP Legal & Compliance (JUNIAN SIDHARTA)
SVP Corporate Communication & Investor Relation (AHMAD REZA)
VP Corporate Communication (ANDRI HERAWAN SASOKO)
VP Investor Relation (EDWIN JULIANUS SEBAYANG)
SVP Internal Audit (DARU MULYAWAN)
VP Planning & Development Audit (IMAM SANTOSO)
VP Infrastructure & Operation Audit (AFDOL MUFTIASA)
VP Information Technology Audit (UMAR SYAHID)
VP Integrated & Financial Audit (AGUS WIDJAJANTO)
SVP Group Corporate Transformation (DEVI ALZY)
Transformation Program Leader
Taskforce Leader
AVP GCT Budget & Resourcing (RAHAYU SYAHRAINI)
AVP GCT Planning, Governance, Monitoring & Reporting (NOVRIWAN)
VP GCT Change Management & Communication (MOHAMMAD IZZUDIN)
CRO
EVP Telkom Regional I (TEDDY HARTADI)
EVP Telkom Regional II (MOHAMMAD SALSABIL)
EVP Telkom Regional III (SYAIFUDIN)
EVP Telkom Regional IV (RIJANTO UTOMO)
EVP Telkom Regional V (DJATMIKO)
EVP Telkom Regional VI (FERA PEBRAYENTI)
EVP Telkom Regional VII (AGUS YUDHA BASUKI)

Table of Content

LIST OF INDUSTRY ASSOCIATION MEMBERSHIPS

No.	National	Member
1.	Masyarakat Telematika Indonesia (MASTEL)	Telkom, Telkomsat, TelkomMetra, Infomedia, AdMedika, Mitratel, Telkomsel
2.	Asosiasi Kliring Trafik Telekomunikasi (ASKITEL)	Telkom, Telkomsel
3.	Asosiasi Penyelenggara Jaringan Internet Indonesia (APJII)	Telkom, Telkomsat, TelkomMetra, Telkomsel
4.	Asosiasi Telekomunikasi Seluruh Indonesia (ATSI)	Telkom, Telkomsel
5.	Indonesia Telecommunication Users Group (IDTUG)	Telkom
6.	Asosiasi Penyelenggara Pengiriman Uang Indonesia (APPUI)	Telkom, Finnet, Telkomsel
7.	Asosiasi Sistem Pembayaran Indonesia (ASPI)	Telkom, Finnet, Telkomsel
8.	Asosiasi Penyelenggara SKKL Seluruh Indonesia (ASKALSI)	Telkom
9.	Indonesia Mobile Content Association (IMOCA)	Telkom
10.	Asosiasi Televisi Swasta Indonesia (ATVSI)	Telkom
11.	Asosiasi Satelit Indonesia (ASSI)	Telkom, Telkomsat
12.	Forum Komunikasi Satuan Pengawas Internal (FKSPI)	Telkom
13.	Asosiasi Gabungan Pelaksana Konstruksi Nasional Indonesia (GAPENSI)	Graha Sarana Duta, Telkomsat, Mitratel
14.	Keanggotaan Green Building Council Indonesia (GBCI)	Graha Sarana Duta
15.	Keanggotaan Persatuan Perusahaan Real Estate Indonesia (REI)	Graha Sarana Duta
16.	Asosiasi Gabungan Rekanan Konstruksi Indonesia (GARANSI)	Graha Sarana Duta
17	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Graha Sarana Duta
18.	Asosiasi Perusahaan Klining Servis Indonesia (APKLINDO)	Graha Sarana Duta
19.	Keanggotaan Kamar Dagang dan Industri (KADIN)	Telkom, Graha Sarana Duta, Telkomsat, Infomedia, Nutech, AdMedika, Bosnet, Swadharma Sarana Informatika (SSI)
20.	Asosiasi Perawatan Bangunan Indonesia (APBI)	Graha Sarana Duta
21.	Asosiasi Kontraktor Ketenagalistrikan Indonesia (AKLINDO)	Graha Sarana Duta
22.	Asosiasi Pengelola Gedung Badan Usaha Milik Negara (APG BUMN)	Graha Sarana Duta
23.	Indonesia Cyber Security Forum (ICSP)	Telkom
24.	Asosiasi Inkubator Bisnis Indonesia (AIBI)	Indigo Creative Nation
25.	Asosiasi Perusahaan Nasional Telekomunikasi (APNATEL)	Telkom, Telkom Akses
26.	Asosiasi Perusahaan Teknik Mekanikal Elektrikal (APTEK)	Nutech, Swadharma Sarana Informatika (SSI)
27.	Asosiasi Perusahaan Pengadaan Komputer dan Telematik Indonesia (ASPEKMI)	Nutech, Infomedia, Swadharma Sarana Informatika (SSI), Telkomsat
28.	Asosiasi Pengusaha Indonesia (APINDO)	Infomedia
29.	Asosiasi Bisnis Alih Daya Indonesia (ABADI)	Infomedia
30.	Indonesia Contact Center Association (ICCA)	Infomedia
31.	Asosiasi Cloud Computing Indonesia	Telkomsigma
32.	Asosiasi Data Center Indonesia (IDPRO)	Telkomsigma
33.	Asosiasi PMOI (Project Management Office Professional Indonesia)	Telkomsigma
34.	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Swadharma Sarana Informatika (SSI)
35.	Asosiasi Perusahaan Jasa Pengolahan Uang Tunai Indonesia (APJATIN)	Swadharma Sarana Informatika (SSI)
36.	Asosiasi Perusahaan dan Konsultan Telematika Indonesia (ASPEKTI)	Swadharma Sarana Informatika (SSI)
37.	Asosiasi Perusahaan Perdagangan Barang Distributor, Keagenan dan Industri (ARDIN)	Swadharma Sarana Informatika (SSI), Telkomsat
38.	Asosiasi Fintech (AFTECH)	Finnet, Telkomsel
39.	Asosiasi E-Commerce Indonesia (idEA)	Finnet
40.	Ikatan Ahli Ekonomi Islam Indonesia (IAEI)	Telkom
41.	Masyarakat Ekonomi Syariah (MES)	Telkom
42.	BUMN Muda	Telkom
43.	Business 20 (B20)	Telkom
44.	Forum Human Capital Indonesia (FHCI)	Telkom
45.	Asosiasi Pengembang Menara Telekomunikasi (ASPIMTEL)	Mitratel

Table of Content

No.	National	Member
46.	Asosiasi IoT Indonesia (ASIOTI)	Telkomsel
47.	Asosiasi Emiten Indonesia (AEI)	Telkom
48.	Himpunan Jasa Konstruksi Indonesia (HJKI)	Telkom Akses
49.	Ikatan Akuntan Indonesia (IAI)	Telkom

	International	Member
1.	International Telecommunication Union (ITU)	Telkom
2.	International Telecommunications Satellite Organization (ITSO)	Telkom
3.	International Telecommunications Satellite (INTELSAT)	Telkom
4.	International Marine/Maritime Satellite (INMARSAT)	Telkom, Telkomsel
5.	Asia Pacific Telecommunication (APT)	Telkom
6.	Asia Pacific Economic Cooperation (APECTEL)	Telkom, Telkomsel
7.	TM Forum	Telkom
8.	ASEAN CIO Association (ACIOA)	Telkom
9.	Wireless Broadband Alliance (WBA)	Telkom
10.	Asia-Pacific Satellite Communications Council (APSCC)	Telkomsat
11.	Asia Pacific Network Information Centre (APNIC)	Telkomsel
12.	Bridge Alliance	Telkomsel
13.	Global System for Mobile Communications Association (GSMA)	Telkomsel
14.	PMO Global Alliance (PMOGA)	Telkomsigma
15.	Pacific Telecommunications Council (PTC)	Telin
16.	Mobile Ecosystem Forum (MEF)	Telin
17.	International Cable Protection Committee (ICPC)	Telin

Table of Content

PROFILE OF THE BOARD OF COMMISSIONERS

MEMBER OF THE BOARD OF COMMISSIONERS WHO OFFICIATE AS OF DECEMBER 31, 2022

Bambang Permadi Soemantri Brodjonegoro

President Commissioner/Independent Commissioner

Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1997	Ph.D, University of Illinois at Urbana Champaign, United States of America.
1993	Master of Urban Planning, University of Illinois at Urbana Champaign, United States of America.
1990	Bachelor degree in Economics, Universitas Indonesia, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Current Double Position

2022	President Commissioner, PT Prudential Syariah.
2021	President Commissioner, PT Bukalapak Tbk.
2021	Independent Commissioner, PT Astra International Tbk.
2021	Independent Commissioner, PT TBS Energi Utama Tbk.
2021	Commissioner, PT Combiphar.
2021	President Commissioner, PT Oligo Infrastruktur.
2021	Independent Commissioner, PT Indofood Tbk.
2021	President Commissioner, PT Nusantara Green Energy.

Work Experiences

2019 - 2021	Minister of Research, Technology, and the National Innovation of Republic of Indonesia.
2016 - 2019	Minister of National Development Planning of Republic of Indonesia.
2014 - 2016	Minister of Finance of Republic of Indonesia.
2013 - 2014	Vice Minister of Finance of the Republic of Indonesia.

Wawan Iriawan

Independent Commissioner

Age	: 59 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Table of Content

Educations

2018	Doctoral degree in Law, Universitas Padjadjaran, Indonesia.
2005	Master degree in Law, Universitas Padjadjaran, Indonesia.
1989	Bachelor degree in Law, Universitas Jenderal Soedirman, Indonesia.

Base of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on June 19, 2020.

Current Double Position

Do not have double position.

Work Experiences

.	Managing Partner, Iriawan & Co.
1999 - 2000	Managing Partner, Iriawan & Co.

Bono Daru Adji

Independent Commissioner

Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

Chelor of L
1995	LLM, Monash University, Australia.
1993	Bachelor degree in Law, Universitas Trisakti, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Current Double Position

2017	Managing Partner, Assegaf Hamzah & Partners.

Work Experiences

8
2019 - 2022	Disciplinary Committee, PT Bursa Efek Indonesia.
2018 - 2021	Chairman, Standards Board of the Association of Capital Market Legal Consultants

Abdi Negara Nurdin

Independent Commissioner

Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

Gister in Law
1988	Faculty of Economics, Universitas Tadulako, Indonesia.

Table of Content

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Current Double Position

2022	Adviser of Persatuan Artis Penyanyi, Pencipta Lagu dan Pemusik Republik Indonesia (PAPPRI).
2021	Commissioner, PT Nagara Sains Ekosistem.
2020	Commissioner, PT Sugih Reksa Indotama.
2019	Co-Founder and Producer, Give.ID.
2015	Commissioner, PT NSA.
2009	Founder, Maleo Music.
2005	Co-Founder and Commissioner, PT Hijau Multi Kreatif.

Work Experiences

2015 - 2019	Senior Advisor, National Economic Agency.
2015 - 2016	Supervisory Board, LMKN (National Collective Management Institute).

Marcelino Rumambo Pandin

Commissioner

Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2007	Ph.D. of Technology and Innovation, the University of Queensland, Australia.
2005	Graduate Diploma in Company Director Course, Australian Institute of Company Director (GAICD), Australia.
2003	Diploma in Company Direction (Chartered Director Level II), The Institute of Directors (IoD), London, United Kingdom.
1999	Master of Philosophy, Judge Business School University of Cambridge, United Kingdom.
1991	Bachelor degree in Architectural Engineering, Institut Teknologi Bandung, Indonesia.
Ba

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Current Double Position

Do not have double position.

Work Experiences

2018 - 2019	Committee, World Observatory on Subnational Government Finance and Investment OECD Paris, France.
2017 - 2019	Senior Policy Advisor on City Finance, United City and Local Government (UCLG) Asia Pacific.

Table of Content

Ismail

Commissioner

Age	: 53 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2010	Doctoral degree in Electrical and Informatics Engineering, Institut Teknologi Bandung, Indonesia.
1999	Master degree in Electrical Engineering, Universitas Indonesia, Indonesia.
1993	Bachelor degree in Physics Engineering, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Current Double Position

2016	Director General of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information of the Republic of Indonesia.

Work Experiences

2018 - 2019	Chairman, Indonesian Telecommunications Regulatory Agency (BRTI).
2016 - 2018	Deputy Chairman, Indonesian Telecommunications Regulatory Agency (BRTI).
2014 - 2016	Director of Broadband Development (previously called Special Telecommunications), Ministry of Communication and Information of the Republic of Indonesia.
2012 - 2014	Director of Telecommunications, Ministry of Communication and Information of the Republic of Indonesia.
2008 - 2012	Director of IT System Operations, Center for Financial Transaction Reports and Analysis, Ministry of Communication and Information of the Republic of Indonesia.

Rizal Mallarangeng

Commissioner

Age	: 58 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2000	Doctoral degree in Comparative Politics, Ohio State University, United States of America.
1994	Master degree in Comparative Politics, Ohio State University, United States of America.
1990	Bachelor degree in Communication Science, Universitas Gadjah Mada, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Current Double Position

2021	Commissioner, PT. Energi Mega Persada.

Table of Content

Work Experiences

2001 - 2020	Executive Director, Freedom Institute.
2016	Founder, Freedom Corp.
2009	Founder, Fox Indonesia.

Isa Rachmatarwata

Commissioner

Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1994	Master of Mathematics, Actuarial Science, University of Waterloo, Canada.
1990	Bachelor in Department of Mathematics and Natural Sciences, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Current Double Position

2021	Director General of Budget, Ministry of Finance of the Republic of Indonesia.

Work Experiences

2017 - 2021	Director-General of State Assets, Ministry of Finance of the Republic of Indonesia.
2013 - 2017	Expert Staff to the Minister of Finance for Policy and Regulation on Financial Services and Capital Markets, Ministry of Finance of the Republic of Indonesia.
2013	Senior Employee at the Fiscal Policy Agency, Ministry of Finance of the Republic of Indonesia.
2005 - 2012	Head of the Insurance Bureau, Capital Market and Financial Institution Supervisory Agency (BPPMLK), Ministry of Finance of the Republic of Indonesia.

Arya Mahendra Sinulingga

Commissioner

Age	: 51 years old
Citizenship	: Indonesian
Domicile	: Tangerang, Indonesia

Educations

1995	Bachelor degree in Civil Engineering, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Current Double Position

2021	Secretary General, Bandung Institute of Technology Alumni Association.
2020	Member of the Board of Trustees, North Sumatera University.
2019	Special Staff III, The Minister of State-Owned Enterprises (SOE).

Table of Content

Work Experiences

2021 - 2022	Head of Public Communication Division, PMO Implementation of KPCPEN.
2019 - 2021	Commissioner, PT INALUM.
2018 - 2019	Director, PT MNC Tbk.
2018 - 2019	Corporate Secretary, PT MNC Tbk.
2017 - 2018	President Commissioner, PT MNC Infotainment.
2015 - 2018	President Director, PT IDX Channel.
2015 - 2018	Deputy Director, iNews TV.
2014 - 2019	President Commissioner, PT Hikmat Makna Aksara.
2014 - 2018	News Director, PT MNC Tbk and Director of PT MCI.
2014 - 2015	Director, PT MNC Investama Tbk.
2014 - 2015	Editor-in-Chief, RCTI.
2011 - 2014	Editor-in-Chief, Global TV.
2010 - 2018	News Director and Corporate Secretary, Global TV.
2010 - 2014	Corporate Secretary, PT MNC Tbk.
2008 - 2014	President Director, PT Hikmat Makna Aksara (Sindo Weekly).
2008 - 2014	Corporate Secretary, PT Global Mediacom Tbk.
2004 - 2007	Member, The Indonesian Broadcasting Commission.
2001 - 2004	Expert Staff, The Chairman of the Regional House of Representatives and Spatial Consultant for North Sumatera Province.
1995 - 2001	Drainage & Marine Consultant, Bandung.

Table of Content

MEMBER OF THE BOARD OF COMMISSIONERS WHOSE TERM OF OFFICE ENDS IN 2022

There was no member of the Board of Commissioners whose term of office ends in 2022.

COMMISSIONER AFFILIATION RELATIONSHIPS

Telkom discloses the affiliation of members of the Board of Commissioners with fellow Commissioners, Directors and major and controlling shareholders, including the names of affiliated parties, in accordance with the principle of transparency in the implementation of good corporate governance or GCG.

No.	Name	Position	Financial Affiliation with			Family Affiliation with
			BOC	BOD	Major & Controlling Shareholder(1)	BOC	BOD	Major & Controlling Shareholder(1)
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	No	No	No	No	No	No
2.	Wawan Iriawan	Independent Commissioner	No	No	No	No	No	No
3.	Bono Daru Adji	Independent Commissioner	No	No	No	No	No	No
4.	Abdi Negara Nurdin	Independent Commissioner	No	No	No	No	No	No
5.	Marcelino Rumambo Pandin	Commissioner	No	No	No	No	No	No
6.	Ismail	Commissioner	No	No	No	No	No	No
7.	Rizal Mallarangeng	Commissioner	No	No	No	No	No	No
8.	Isa Rachmatarwata	Commissioner	No	No	No	No	No	No
9.	Arya Mahendra Sinulingga	Commissioner	No	No	No	No	No	No

Remark:

(1)	The controlling shareholder in this matter is the Government of Indonesia represented by the Minister of SOE as a primary shareholder.

BOARD OF COMMISSIONERS’ COMPOSITION

Composition of the Board of Commissioners of Telkom has not changed. As of December 31, 2022, composition of the Board of Commissioners of Telkom are as follow:

Bambang Permadi Soemantri Brodjonegoro	: President Commissioner/Independent Commissioner
Wawan Iriawan	: Independent Commissioner
Bono Daru Adji	: Independent Commissioner
Abdi Negara Nurdin	: Independent Commissioner
Marcelino Rumambo Pandin	: Commissioner
Ismail	: Commissioner
Rizal Mallarangeng	: Commissioner
Isa Rachmatarwata	: Commissioner
Arya Mahendra Sinulingga	: Commissioner

Table of Content

PROFILE OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS WHO OFFICIATE AS OF DECEMBER 31, 2022

Ririek Adriansyah

President Director

Age	: 59 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1989	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Current Double Position

Do not have double position.

Work Experiences

2019 - 2021	President Commissioner, PT Telekomunikasi Selular (Telkomsel).
2015 - 2019	President Director, PT Telekomunikasi Selular (Telkomsel).
2014	Director of Wholesale & International Service, PT Telkom Indonesia (Persero) Tbk.
2012 - 2013	Director of Compliance & Risk Management, PT Telkom Indonesia (Persero) Tbk.
2011 - 2012	President Director, PT Telekomunikasi Indonesia International.
2010 - 2011	Director of Marketing & Sales, PT Telekomunikasi Indonesia International.
2008 - 2010	Director of International Carrier Service, PT Telekomunikasi Indonesia International.

Heri Supriadi

Director of Finance & Risk Management

Age	: 57 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2013	Honorary Doctoral degree in Business Management, Universitas Padjadjaran, Indonesia.
1997	Master degree in Business Administration (MBA), Saint Mary’s University, Canada.
1991	Bachelor degree in Industrial Engineering, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Table of Content

Current Double Position

2020	President Commissioner, PT Graha Sarana Duta (Telkom Property).
2021	Commissioner, PT Telekomunikasi Selular (Telkomsel).

Work Experiences

2020	Commissioner, PT Telekomunikasi Selular (Telkomsel).
2019 - 2020	President Commissioner, PT Fintech Karya Nusantara (LinkAja).
2019 - 2020	President Commissioner, PT Telkomsel Mitra Inovasi.
2012 - 2020	Director of Finance, PT Telekomunikasi Selular (Telkomsel).
2012 - 2014	President Commissioner, PT Graha Sarana Duta (Telkom Property)
2010 - 2012	President Director, PT Graha Sarana Duta (Telkom Property).
2008 - 2011	Commissioner, PT Multimedia Nusantara (Metra).
2007 - 2010	Vice President Subsidiary Performance, PT Telkom Indonesia (Persero) Tbk.

FM Venusiana R

Director of Consumer Service and PLT Director of Enterprise & Business Service

Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2004	Master degree in Management, Universitas Hasanuddin, Indonesia.
1992	Bachelor degree in Electrical Engineering, Universitas Diponegoro, Indonesia.

Basis of Appointment

Director of Consumer Service: Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Director of Enterprise & Business Service: Letter of the Board of Commissioners on July 11, 2022.

Current Double Position

2022	President Commissioner, PT PINS Indonesia.
2020	President Commissioner, PT Telkom Akses.

Work Experiences

2020	Director Network, PT Telekomunikasi Selular (Telkomsel).
2017 - 2020	Senior Vice President Procurement, PT Telekomunikasi Selular (Telkomsel).
2016 - 2017	Senior Vice President Consumer Marketing, PT Telekomunikasi Selular (Telkomsel).
2013 - 2016	Executive Vice President, Jabodetabek-West Java Areas, PT Telekomunikasi Selular (Telkomsel).

Herlan Wijanarko

Director of Network & IT Solution

Age	: 57 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Table of Content

Educations

2005	Master degree in Management, Institut Teknologi Telkom, Indonesia.
1989	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Current Double Position

2020	President Commissioner, PT Dayamitra Telekomunikasi.

Work Experiences

2018 - 2020	President Director, PT Dayamitra Telekomunikasi.
2016 - 2018	EGM Service Operations Division, PT Telkom Indonesia (Persero) Tbk.
2015 - 2016	Deputy EGM Infra Operations & Maintenance, PT Telkom Indonesia (Persero) Tbk.
2014 - 2015	Deputy EGM Network Infrastructure & Access, PT Telkom Indonesia (Persero) Tbk.
2014	Deputy EGM IP Network & Operation, PT Telkom Indonesia (Persero) Tbk.
2013 - 2014	GM Regional West Java in North Region (Bekasi), PT Telkom Indonesia (Persero) Tbk.
2010 - 2013	GM Network Regional West Java Region, PT Telkom Indonesia (Persero) Tbk.
2009 - 2010	GM Network Regional Central Java Region, PT Telkom Indonesia (Persero) Tbk.
2007 - 2009	GM Network Regional Eastern Indonesia, PT Telkom Indonesia (Persero) Tbk.

Muhamad Fajrin Rasyid

Director of Digital Business

Age	: 36 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2019	Executive Educations in Innovations and Growth, Stanford University of Business, United States of America.
2018	Executive Educations in Scaling Entrepreneurial Ventures, Harvard Business School, United States of America.
2009	Bachelor degree in Technical Information, Institut Teknologi Bandung, Indonesia.
2008	Student Exchange Program, Daejeon University, South Korea.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Current Double Position

2020	President Commissioner, PT Metranet.
2020	President Commissioner, PT MDI.
2020	Commissioner, PT Sigma Cipta Caraka.

Table of Content

Work Experiences

2011 - 2020	CO-Founder & President, Bukalapak.
2011 - 2014	President Director, Suitmedia.
2009 - 2011	Consultant, The Boston Consulting Group (BCG).

Budi Setyawan Wijaya

Director of Strategic Portfolio

Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

2003	Master degree in Management, Institut Manajemen Telkom, Indonesia.
1996	Bachelor degree in Technical and Industrial Management, Institut Teknologi Telkom, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Current Double Position

2022	President Commissioner, PT Multimedia Nusantara.
2020	President Commissioner, PT Sigma Cipta Caraka.
2020	President Commissioner, PT Jalin Pembayaran Nusantara.

Work Experiences

2017 - 2020	President Director, PT Admedika.
2015 - 2017	President Director, PT MD Media.
2013 - 2015	President Director, PT Melon Indonesia.

Afriwandi

Director of Human Capital Management

Age	: 51 years old
Citizenship	: Indonesian
Domicile	: Bekasi, Indonesia

Educations

2011	Master degree in Management, Universitas Islam Sumatera Utara, Indonesia.
1995	Bachelor degree in Industrial Engineering, Institut Teknologi Telkom, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Current Double Position

2020	President Commissioner, Infomedia.
2020	Chairman of the Supervisory Board, Telkom Pension Fund.

Table of Content

Work Experiences

2015 - 2020	SVP Corporate Secretary, PT Telkom Indonesia (Persero) Tbk.
2015	Advisor CEO, PT Telkom Indonesia (Persero) Tbk.
2014 - 2015	Executive General Manager Regional VII, PT Telkom Indonesia (Persero) Tbk.
2013 - 2014	Deputy EGM of Business Service Division, PT Telkom Indonesia (Persero) Tbk.
2012 - 2013	GM of National Segment of Welfare Service Unit, PT Telkom Indonesia (Persero) Tbk.
2012	GM Enterprise Regional Barat, PT Telkom Indonesia (Persero) Tbk.
2011 - 2012	GM Enterprise Regional 2, PT Telkom Indonesia (Persero) Tbk.
2008 - 2011	GM Enterprise Regional 1, PT Telkom Indonesia (Persero) Tbk.

Bogi Witjaksono

Director of Wholesale & International Service

Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Bogor, Indonesia

Educations

1995	Master degree in Telecomunication Engineering, Institut Teknologi Bandung, Indonesia.
1989	Bachelor degree in Electrical Engineering, Institut Teknologi Sepuluh Nopember, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Current Double Position

2022	President Commissioner, PT Telkom Data Ekosistem (NeutraDC).
2022	President Commissioner, PT Telkom Satelit (Telkomsat).
2021	President Commissioner, PT Telekomunikasi Indonesia International (Telin).
2021	President Commissioner, PT Telkom Infra.

Work Experiences

2019 - 2020	Director of Enterprise & Business Service, PT Telkom Indonesia (Persero) Tbk.
2019 - 2020	President Commissioner, PT Telkom Satelit.
2019 - 2020	Commissioner, PT Telkom Metra.
2018 - 2019	Deputy President Director/COO, PT Telkom Satelit.
2015 - 2019	President Director, PT Patrakom.
2012 - 2019	Managing Director, PT Metrasat.
2009 - 2012	General Manager of Operations, PT Metrasat.

Table of Content

MEMBER OF THE BOARD OF DIRECTORS WHOSE TERM OF OFFICE ENDS IN 2022

Edi Witjara

Director of Enterprise & Business Service

Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

8
2018	Doctoral degree in Business Management, Universitas Padjajaran, Indonesia.
2009	Master degree in Business Law, Universitas Padjajaran, Indonesia.
1995	Bachelor degree in Electrical Engineering, Universitas Islam Sumatera Utara, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Current Double Position

2020	President Commissioner, PT Telkom Satelit Indonesia.
2020	President Commissioner, PT PINS Indonesia.
2019	President Commissioner, PT Multimedia Nusantara.

Work Experiences

2019 - 2020	Director of Human Capital Management, PT Telkom Indonesia (Persero) Tbk.
2019 - 2020	Presiden Commissioner, PT Infomedia Nusantara.
2019 - 2020	Board of Supervisor, Global Council of Corporate University.
2018 - 2019	SVP Group Financial Planning Analysis and Control, PT Telkom Indonesia (Persero) Tbk.
2017 - 2018	Head of the Shared Service Organization Business Program, PT Telkom Indonesia (Persero) Tbk.
2016 - 2018	SVP Financial Planning & Analysis, PT Telkom Indonesia (Persero) Tbk.
2013 - 2016	Commissioner, PT Telkom Akses.
2013 - 2016	VP Management Accounting, PT Telkom Indonesia (Persero) Tbk.

Table of Content

DIRECTORS AFFILIATIONS AND RELATIONSHIPS

Telkom discloses the affiliation relationship between members of the Board of Directors and fellow members of the Board of Directors, Commissioners, and major and controlling shareholders, including the names of affiliated parties in accordance with the principle of transparency in the implementation of good corporate governance or GCG.

No.	Name	Position	Financial Affiliation with			Family Affiliation with
			BOC	BOD	Major & Controlling Shareholder(1)	BOC	BOD	Major & Controlling Shareholder(1)
1.	Ririek Adriansyah	President Director	No	No	No	No	No	No
2.	Heri Supriadi	Director of Finance and Risk Management	No	No	No	No	No	No
3.	FM Venusiana R	Director of Consumer Service and PLT Director of Enterprise & Business Service	No	No	No	No	No	No
4.	Herlan Wijanarko	Director of Network & IT Solution	No	No	No	No	No	No
5.	Muhamad Fajrin Rasyid	Director of Digital Business	No	No	No	No	No	No
6.	Budi Setyawan Wijaya	Director of Strategic Portfolio	No	No	No	No	No	No
7.	Afriwandi	Director of Human Capital Management	No	No	No	No	No	No
8.	Bogi Witjaksono	Director of Wholesale & International Service	No	No	No	No	No	No
9.	Edi Witjara(2)	Director of Enterprise & Business Service	No	No	No	No	No	No

Remarks:

(1)	Controlling Shareholder in this matter is the Indonesian government represented by the Ministry of State-Owned Enterprises as the primary shareholder.
(2)	Not serving since July 8, 2022.

BOARD OF DIRECTORS’ COMPOSITION

There was a change in the composition of members of the Board of Directors of Telkom in 2022. On July 8, 2022, based on Regulation of Minister of State-Owned Enterprises as General Meeting of Shareholders of the Company (Persero) PT Industri Telekomunikasi Indonesia regarding Appointment and Dismissal of President Director of the Company (Persero) PT Industri Telekomunikasi Indonesia, Minister of State-Owned Enterprises appointed Mr. Edi Witjara as President Director of Limited Liability Company (Persero) PT Industri Telekomunikasi Indonesia, then the duties of Director of Enterprise and Business Service were carried out by Mrs. FM Venusiana R.

Composition of member of the Company's Board of Directors as of December 31, 2022 are as follow:

Ririek Adriansyah	: President Director
Budi Setyawan Wijaya	: Director of Strategic Portofolio
Heri Supriadi	: Director of Finance and Risk Management
Herlan Wijanarko	: Director of Network & IT Solution
Bogi Witjaksono	: Director of Wholesale & International Service
Muhamad Fajrin Rasyid	: Director of Digital Business
Afriwandi	: Director of Human Capital Management
FM Venusiana R	: Director of Consumer Service and PLT Director of Enterprise & Business Service

Table of Content

PROFILE OF THE SENIOR VICE PRESIDENT

Indrawan Ditapradana

SVP Corporate Secretary

n
Age	: 49 years old
Citizenship	: Indonesian
Domicile	: Bekasi
Serving since	: October 1, 2020

Educations

2012	Master degree in Management, Universitas Gadjah Mada, Indonesia.
1997	Bachelor degree in Electrical Engineering, Institut Teknologi Telkom, Indonesia.

Ahmad Reza

SVP Corporate Communication & Investor Relation

Age	: 45 years old
Citizenship	: Indonesian
Domicile	: Jakarta
Serving since	: October 1, 2020

Educations

2001	Bachelor degree in Economics , STIE IBII (Kwik Kian Gie Business School), Indonesia.

Daru Mulyawan

SVP Internal Audit

Age	: 51 years old
Citizenship	: Indonesian
Domicile	: South Tangerang
Serving since	: July 1, 2022

Educations

1996	Bachelor degree in Accounting, Universitas Diponegoro, Indonesia.

Table of Content

Devi Alzy

SVP Group Corporate Transformation

Age	: 55 years old
Citizenship	: Indonesia
Domicile	: Bekasi
Serving since	: October 1, 2021

Educations

Universitas
2014	Master degree in Management, Business Strategic Finance, Universitas Paramadina, Indonesia.
1992	Bachelor degree in Electrical Engineering, Universitas Indonesia, Indonesia.

Jati Widagdo

SVP Risk Management

Age	: 49 years old
Citizenship	: Indonesia
Domicile	: Jakarta
Serving since	: August 1, 2021

Educations

1996	Bachelor degree in Industrial Engineering, Institut Teknologi Telkom, Indonesia.

Table of Content

TELKOM EMPLOYEES

TelkomGroup realizes that successful achievement of the Company's vision and mission cannot be separated from the role and contribution of all employees. Therefore, TelkomGroup strategically engages employees (employee engagement), in an effort to support TelkomGroup to continue to transform towards a digital telecommunication company. In addition, all TelkomGroup employees are encouraged to have high agility at work, including by involving and forming cross-functional and cross-expertise tribes and squads in product and service development.

During the 2022 period, all TelkomGroup employees, both in the parent company and subsidiary companies, have worked well and complied with the management's strategic directions. This is realized, cannot be separated from the role of TelkomGroup management which ensures a professional, safe, comfortable, and prosperous work environment. In addition, the guarantee of diversity without discrimination in accordance with human rights, allows all TelkomGroup employees to work wholeheartedly without feeling disturbed or worried.

Table of Content

EMPLOYEE PROFILE

At the end of 2022 period, Telkom is recorded to have 23,793 employees, consisting of 8,919 employees from the parent company and 14,874 employees from subsidiaries. When compared to 2021, the number of TelkomGroup employees in 2022 increased by 37 people or 0.16%. In addition, during 2022 period, Telkom did not release employees before retirement.

Number of Telkom and Subsidiaries Employees as of December 31 for 2020 - 2022

	2022	2021	2020
Telkom Employee	8,919	8,789	9,745
Subsdiary Employee	14,874	14,967	15,603
Total	23,793	23,756	25,348

NUMBER OF EMPLOYEES BASED ON EDUCATION LEVEL AND AGE DISTRIBUTION

At the end of 2022 period, the proportion of TelkomGroup employees who have taken the undergraduate level is 66.6% or 15,837 people, the largest compared to other categories. While the remaining 9.6% or 2,276 employees took pre-college, 10.5% or 2,492 employees took diploma levels, and 13.4% or 3,188 employees took postgraduate (Master and Doctorate).

The following table presents data on TelkomGroup employees by education level, from 2020 to 2022.

Number of Telkom and Subsidiary Employees Based on Education as of December 31 for 2020 - 2022

	2022				2021		2020
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Pre-University	1,036	1,240	2,276	9.6	2,524	10.62	3,090	12.2
Diploma	607	1,885	2,492	10.5	2,651	11.16	3,643	14.4
Undergraduate	5,485	10,352	15,837	66.6	15,415	64.89	15,533	61.3
Postgraduate (Master and Doctorate)	1,791	1,397	3,188	13.4	3,166	13.33	3,082	12.1
Total	8,919	14,874	23,793	100.0	23,756	100.0	25,348	100.0

Next, a grouping of employees based on age is presented. As of the end of the 2022 period, Telkom has 71.8% or 17,082 employees who are under 45 years of age. This number increased by 1% when compared to the previous period thus showing a good regeneration process.

The table below presents data on TelkomGroup employees by age, from 2020 to 2022.

Number of Telkom and Subsidiary Employees Based on Age as of December 31 for 2020 - 2022

	2022				2021		2020
	Telkom	Subsidiary	Total	%	Total	%	Total	%
< 30 years	2,570	2,831	5,401	22.7	5,754	24.2	7,233	28.5
30-45 years	2,408	9,273	11,681	49.1	11,065	46.6	10,102	39.9
> 45 years	3,941	2,770	6,711	28.2	6,937	29.2	8,013	31.6
Total	8,919	14,874	23,793	100.0	23,756	100.0	25,348	100.0

Table of Content

NUMBER OF EMPLOYEES BY POSITION AND EMPLOYMENT STATUS

TelkomGroup has several positions, namely senior management, middle management, supervisors, and other positions under supervisors. At the end of 2022 period, the highest number of employees of Telkom and its subsidiaries were at the supervisory level as many as 12,632 people. This number increased by 3.3% or 419 employees compared to the previous period.

The following table presents data on TelkomGroup employees by position, from 2020 to 2022.

Number of Telkom and Subsidiary Employees Based on Position as of December 31 for 2020 - 2022

	2022				2021		2020
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Senior Management	139	183	322	1.4	319	1.4	296	1.2
Middle Management	2,994	3,215	6,209	26.1	6,039	25.4	6,130	24.2
Supervisor	4,436	8,196	12,632	53.1	12,213	51.4	12,480	49.2
Others	1,350	3,280	4,630	19.5	5,185	21.8	6,442	25.4
Total	8,919	14,874	23,793	100.0	23,756	100.0	25,348	100.0

Furthermore, in terms of employment status, as of December 31, 2022, TelkomGroup has 20,869 permanent employees or 87.7% percent of the total employees. Meanwhile, the number of non-permanent employees owned by TelkomGroup is 2,924  people or by 12.3%. In the following table, TelkomGroup's non-permanent employees are divided into 4 categories, namely Professional Personnel, Rehire, Retirement Preparation Period, and Study Assignment.

Number of Telkom and Subsidiary Employees Based on Employment Status as of December 31 for 2020 - 2022

	2022				2021		2020
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Permanent Employee	8,173	12,696	20,869	87.7	20,829	87.7	21,336	84.2
Professional	404	2,127	2,531	10.7	2,585	10.9	3,453	13.6
Rehire	284	27	311	1.3	287	1.2	393	1.5
Retirement Preparation Period	37	21	58	0.2	33	0.1	120	0.5
Study Assignment	21	3	24	0.1	22	0.1	46	0.2
Total	8,919	14,874	23,793	100.0	23,756	100.0	25,348	100.0

Table of Content

GENDER EQUALITY ASSURANCE AND NUMBER OF EMPLOYEES BASED ON GENDER

TelkomGroup guarantees gender equality in its company's operating environment. This is following Resolution of the Board of Directors PD.201.01/r.00/PS150/COP-B0400000.2014 dated May 6, 2014 regarding Business Ethics within TelkomGroup.

At the end of the 2022 period, TelkomGroup has 16,654 male employees, more than the number of female employees, namely 7,139 people. TelkomGroup does not have a policy to set a quota for the number of employees based on gender or to discriminate against one gender in employment. However, based on the characteristics of the industry, the interest of men to work in the telecommunications sector is higher than women.

The table below presents information on number of TelkomGroup employees by gender from 2020 to 2022.

Number of Telkom and Subsidiary Employees Based on Gender as of December 31 for 2020 - 2022

	2022				2021		2020
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Male	5,887	10,767	16,654	70.0	16,847	70.9	17,787	70.2
Female	3,032	4,107	7,139	30.0	6,909	29.1	7,561	29.8
Total	8,919	14,874	23,793	100.0	23,756	100.0	25,348	100.0

The next table shows the seriousness of TelkomGroup in implementing gender equality in the work environment. Both men and women who have the capability and competence have the right to occupy any position in the company. In the 2022 period, there are 33 women occupying Senior Management positions, 1,341 people occupying Middle Management positions, 3,584 people occupying supervisory positions, and 2,181 persons occupying other positions.

Number of Telkom and Subsidiary Employees Based on Position and Gender as of December 31, 2022

	Telkom			Subsidiary			Total
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Senior Management	126	13	139	163	20	183	289	33	322
Middle Management	2,151	843	2,994	2,717	498	3,215	4,868	1,341	6,209
Supervisor	2,933	1,503	4,436	6,115	2,081	8,196	9,048	3,584	12,632
Others	677	673	1,350	1,772	1,508	3,280	2,449	2,181	4,630
Total	5,887	3,032	8,919	10,767	4,107	14,874	16,654	7,139	23,793

Table of Content

SHAREHOLDERS COMPOSITION

Telkom's shareholder structure as of December 31, 2022 can be seen in the following diagram.

The authorized capital issued and fully paid is 99,062,216,600 shares, which are divided into 1 Series A Dwiwarna share which is only owned by the Government of the Republic of Indonesia and 99,062,216,599 Series B shares (common shares). The main and controlling shareholder of Telkom is the Government of the Republic of Indonesia which has a percentage of share ownership of 52.09%.

Composition of Shareholders Telkom as of December 31, 2022

Shareholders	Series A	Series B	%
	Dwiwarna	Saham Biasa
The Government of the Republic of Indonesia	1	51,602,353,559	52.09
Public	-	47,459,863,040	47.91
Total	1	99,062,216,599	100.0

The following is information regarding the composition of Telkom's shareholders in more detail.

1.	Shareholders with More than 5% Ownership (Major/Controlling Shareholders)

Type of Share	Individual or Group Identity	January 1, 2022		December 31, 2022
		Total Shares	%	Total Shares	%
Series A	The Government of the Republic of Indonesia	1	0	1	0
Series B	The Government of the Republic of Indonesia	51,602,353,559	52.09	51,602,353,559	52.09

Table of Content

2.	Ownership of Shares by Directors and the Board of Commissioners
On December 31, 2022 there are no Commissioner or Director which has more than 1.0% of Telkom shares.

	BOC and BOD	January 1, 2022		December 31, 2022
		Total Shares	%	Total Shares	%
Board of Commisioners	Arya Mahendra Sinulingga	-	-	87,500	<0.01

Board of Directors	Ririek Adriansyah	1,156,955	<0.01	1,156,955	<0.01
	Budi Setyawan Wijaya	275,000	<0.01	275,000	<0.01
	Herlan Wijanarko	42,500	<0.01	42,500	<0.01
	Afriwandi	42,500	<0.01	42,500	<0.01
	Heri Supriadi	40,000	<0.01	40,000	<0.01

3.	Percentage of Indirect Ownership of Shares of Issuers or Public Companies by Members of the Board of Directors and Members of the Board of Commissioners at the Beginning and End of Financial Year
All members of the Board of Directors and/or the entire Board of Commissioners do not own shares of issuers or public companies indirectly at the beginning and end of 2022.

4.	Shareholders with Less than 5% Ownership
Telkom Shareholders with Individual Ownership Less than 5%, on December 31, 2022.

Description	Group	January 1, 2022		December 31, 2022
		Total Shares	%	Total Shares	%
Foreign	Business/Institution	36,078,995,431	36.42	37,027,407,617	37.38
	Individual	21,958,300	0.02	16,925,500	0.02
Local	Business/Institution
	Pensions Funds	4,601,914,950	4.65	3,531,262,544	3.56
	Mutual Fund	2,970,228,038	3.00	2,592,846,400	2.62
	Insurance Company	2,589,339,110	2.61	2,663,197,893	2.69
	Limited Liability	142,057,398	0.14	175,105,807	0.18
	Others	85,881,850	0.09	97,124,250	0.10
	Individual	969,487,963	0.98	1,355,993,029	1.37
Total		47,459,863,040	47.91	47,459,863,040	47.91

Table of Content

5.	Percentage of Shares Owned by Domestic and Foreign

As of December 31, 2022, 190,640 shareholders (including the Government of the Republic of Indonesia) were registered as ordinary shareholders. From this amount, 37,044,333,117 common shares are owned by 2,416 overseas shareholders or 37.40%. In addition, there are 69 ADS shareholders who own 49,800,925 ADS (1 ADS is equivalent to 100 common shares).

6.	List of 20 Largest Public Shareholders

No.	Institution	%
1.	CITIBANK SINGAPORE S/A GOVERNMENT OF SIN	3.12
2.	DJS KETENAGAKERJAAN PROGRAM JHT	2.36
3.	BNYM RE BNYMLB RE EMPLOYEES PROVIDENTFD	1.27
4.	THE NT TST CO S/A HARDING LOEVNER FUNDS	0.83
5.	JPMCB NA RE - VANGUARD EMERGING MARKETS	0.65
6.	CITIBANK SINGAPORE S/A MONETARY AUTHORIT	0.63
7.	JPMCB NA RE-VANGUARD TOTAL INTERNATIONAL	0.62
8.	JPMSE LUX RE UCITS CLT RE-JPMORGAN FUNDS	0.44
9.	STATE STREET BANK-ISHARES CORE MSCI EMER	0.42
10.	BNYMSANV RE BNYM RE PEOPLE'S BANK OF CHI	0.42
11.	JP MORGAN SECURITIES PLC	0.40
12.	THE NT TST CO S/A WGI EMERGING MARKETS F	0.39
13.	DJS KETENAGAKERJAAN PROGRAM JP	0.36
14.	HSBC BANK PLC S/A KUWAIT INVESTMENT AUTH	0.36
15.	PT. PRUDENTIAL LIFE ASSURANCE - REF	0.35
16.	STATE STREET BANK-OMERS ADMINISTRATION C	0.32
17.	HSBC BK PLC S/A THE PRUDENTIAL ASSURANCE	0.30
18.	PT. AXA MANDIRI FINANCIAL SERVICES S/A M	0.29
19.	JPMCB NA RE-VANGUARD FIDUCIARY TRUST COM	0.28
20.	JPMCB NA RE - BLACKROCK INST TR CO N A I	0.27

Table of Content

SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINT VENTURES

As of December 31, 2022, Telkom has 37 subsidiaries with direct and indirect ownership and an ownership percentage of more than 50%, so that its Financial Statements are consolidated with Telkom as the parent company. In addition, there are 9 unconsolidated subsidiaries (affiliates).

Table of Content

As of December 31, 2022, Telkom has consolidated its Financial Statements for all subsidiaries that are owned directly or indirectly.

SUBSIDIARIES WITH DIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telekomunikasi Selular (Telkomsel) Jakarta, Indonesia	65%	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (GSM) technology	Operating	100,991	Telkomsel Smart Office Telkom Landmark Tower 1st -20th floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Dayamitra Telekomunikasi (Mitratel) Jakarta, Indonesia	71.87%	Leasing telecommunication towers and other telecommunications services	Operating	56,072	Telkom Landmark Tower 25th-27th floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Multimedia Nusantara (Metra) Jakarta, Indonesia	100%	Network telecommunication services and multimedia	Operating	18,710	Telkom Landmark Tower 22nd & 41st floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Telekomunikasi Indonesia International (Telin) Jakarta, Indonesia	100%	Telecommunication	Operating	13,949	Telkom Landmark Tower 16th-17th floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Sigma Cipta Caraka Tangerang, Indonesia	100%	Information technology service-system implementation and integration service, outsourcing and software license maintenance	Operating	8,522	Telkom Landmark Tower 23rd floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Graha Sarana Duta Jakarta, Indonesia	100%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operating	5,865	Graha Telkom Property, Jl. Kebon Sirih No. 10, Central Jakarta, 10110, Indonesia
PT Telkom Akses Jakarta, Indonesia	100%	Construction, service and trade in the field of telecommunication	Operating	5,308	Telkom Building, West Jakarta, Jl S. Parman Kav. 8 West Jakarta, 11440, Indonesia
PT Telkom Satelit Indonesia (Telkomsat) Jakarta, Indonesia	100%	Telecommunication - provide satellite communication system, services and facilities	Operating	6,470	Telkom Landmark Tower 21st floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT PINS Indonesia Jakarta, Indonesia	100%	Telecommunication construction and services	Operating	797	Telkom Landmark Tower 42nd floor, The Telkom Hub, Jl Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia

Table of Content

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) Jakarta, Indonesia	100%	Construction, service and trade in the field of telecommunication	Operating	1,360	Telkom Landmark Tower 19th floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Metra-Net Jakarta, Indonesia	100%	Multimedia portal service	Operating	1,731	Mulia Business Park, J Building, Jl. Letjen MT Haryono Kav. 58-60 Pancoran, Jakarta, 12780, Indonesia
PT Telkom Data Ekosistem, Indonesia	100%	Data center	Operating	3,202	Graha Telkomsigma 5th floor, Jl. Kapten Subijanto DJ BSD City, South Tangerang, Banten 15321, Indonesia
PT Napsindo Primatel Internasional Jakarta, Indonesia	60%	Telecommunication – provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	Ceased operations on January 13, 2006	5	-

Table of Content

SUBSIDIARIES WITH INDIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
Telekomunikasi Indonesia International Pte, Ltd, Singapore	100%	Telecommunication	Operating	3,537	Maritime Square, #09-63 Harbour Front Centre, 099253, Singapore
PT Infomedia Nusantara Jakarta, Indonesia	100%	Data and information service-provide telecommunication information service and other information services in the form of print and electronic media and call center service	Operating	2,268	PT Infomedia Nusantara Head Office, Jl. RS. Fatmawati 77-81 Jakarta, 12150, Indonesia
PT Telkom Landmark Tower Jakarta, Indonesia	55%	Service for property development and management	Operating	2,100	Telkom Landmark Tower, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
Telekomunikasi Indonesia International Ltd, Hong Kong	100%	Telecommunication	Operating	3,196	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
PT Metra Digital Investama Jakarta, Indonesia	100%	Trading and/or providing services related to information and technology, multimedia, entertainment and investment	Operating	9,019	Telkom Landmark Tower 21st floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Metra Digital Media Jakarta, Indonesia	100%	Directory information services	Operating	986	Telkom Landmark Tower 18th floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52, Jakarta 12710 Indonesia
PT Finnet Indonesia Jakarta, Indonesia	60%	Information technology services	Operating	1,248	Telkom Landmark Tower 18th floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Persada Sokka Tama, Jakarta, Indonesia	100%	Providing telecommunication network infrastructure	Operating	1,401	Graha Persada 2, 1st floor, Jalan Kyai Haji Noor Alie No. 89, Kalimalang, Kota Bekasi, Jawa Barat 17148, Indonesia
TS Global Network Sdn, Bhd, Petaling Jaya, Malaysia	70%	Satellite service	Operating	566	Teknorat ½ street, Cyber 3, 6300 Cyberjaya, Selangor Darul Ehsan, Malaysia
Telekomunikasi Indonesia International S,A, Dili, Timor Leste	100%	Telecommunication	Operating	825	Timor Plaza 4th floor, Rua Presidente Nicolao Lobato, Comoro, Dili Timor Leste

Table of Content

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Nuon Digital Indonesia Jakarta, Indonesia	100%	Digital content exchange hub services	Operating	1,199	Telkom Landmark Tower 45th floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Telkomsel Mitra Inovasi Jakarta, Indonesia	100%	Business management consulting and capital venture services	Operating	945	Telkomsel Smart Office 8th floor, Jl. Gatot Subroto Kav. 52, Jakarta 1270, Indonesia
PT Swadharma Sarana Informatika Jakarta, Indonesia	51%	Cash Replenishment services and ATM maintenance	Operating	458	St Arteri JORR, No. 70, Jati Melati, Pondok Melati, Bekasi, Indonesia,
PT Administrasi Medika Jakarta, Indonesia	100%	Health insurance administration services	Operating	632	STO Telkom Gambir Building C 3rd floor, Jl. Medan Merdeka Selatan, No. 12, Central Jakarta, 10110, Indonesia
PT Graha Yasa Selaras Jakarta, Indonesia	51%	Tourism service	Operating	285	Jl. Cimanuk No. 33 Bandung, Indonesia
PT Nusantara Sukses Investasi Jakarta, Indonesia	100%	Service and trading	Operating	301	Multimedia Tower, Annex Building 2nd floor, Jl. Kebon Sirih No. 10-12, Central Jakarta, Indonesia
PT Metraplasa Jakarta, Indonesia	60%	Network & e-commerce services	Operating	30	Mulia Business Park, J Building, Jl. Letjen MT Haryono Kav. 58-60 Pancoran, Jakarta 12780, Indonesia
PT Nutech Integrasi Jakarta, Indonesia	60%	System integrator	Operating	273	Jl. Tanjung Barat Raya, No. 17, Pasar Minggu, South Jakarta, 12510, Indonesia
Telekomunikasi Indonesia International Inc., Los Angeles, USA	100%	Telecommunication	Operating	316	800 Wilshire Boulevard, Suite 620 Los Angeles, California 90017, USA
Telekomunikasi Indonesia International Australia Pty, Ltd., Sydney, Australia	100%	Telecommunication	Operating	44	Level 4, 241 Commonwealth Street Surry Hills NSW 2010, Australia
PT Digital Aplikasi Solusi Jakarta, Indonesia	100%	Communication system services	Operating	384	88 @ Kasablanka, 35th floor of Jakarta 12870
PT Telkomsel Ekosistem Digital (“TED”) Jakarta, Indonesia	100%	Information services and multimedia technology, entertainment and investment	Operating	807	Telkom Landmark Building Tower Menara 1, 3rd floor, Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia

Table of Content

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. Kuala Lumpur, Malaysia	70%	Telecommunication	Operating	8	Suite 7-3, Level 7, Wisma UOA II No. 21, Jalan Pinang, KLCC, 50450, Kuala Lumpur, Malaysia
PT Teknologi Data Infrastruktur Jakarta, Indonesia	100%	Satellite services	Operating	7	Telkom Landmark Tower 41st floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Graha Telkomsigma Jakarta, Indonesia	100%	Management and consulting services	Operating	191	Jl. Kapt. Subijanto Dj. Bumi Serpong Damai Tangerang 15321, Indonesia
PT Collega Inti Pratama jakarta, Indonesia	70%	Trade and services	Operating	173	Gedung Tavalera 6th-7th floor, Jl. TB Simatupang Kav. 22-26, Jakarta 12430, Indonesia
PT Media Nusantara Data Global Jakarta, Indonesia	55%	Consulting services	Operating	116	Kuningan Barat No. 8, Mampang Prapatan, Gedung Cyber-1 Jakarta Selatan, DKI Jakarta 12710, Indonesia
PT Metra TV Jakarta, Indonesia	100%	Subscription broadcasting services	Operating	34	Telkom Landmark Tower 22nd & 41st floor, The Telkom Hub, Jl. Jend Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Pojok Celebes Mandiri Jakarta, Indonesia	100%	Travel agency services	Operating	33	Plasa Telkom Group 2nd floor Jl. RS. Fatmawati No. 65, Cilandak Barat Jakarta Selatan 12430, Indonesia

Table of Content

CHRONOLOGY OF STOCKS REGISTRATION

Since November 14, 1995, Telkom shares have been listed and traded in Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) with tickers of TLKM and TLK.

Date	Corporate Actions	Price (Rp/per sheet)		Composition of Share Ownership
		Nominal	Bid	Government of Republic of Indonesia	Public
13/11/1995	Pre-Initial Public Offering	500	2,050	8,400,000,000	-
	Sale of Shares Held by Government			(933,334,000)	933,334,000
	Telkom Right Issue			-	933,333,000
	Composition of Share Ownership			7,466,666,000	1,866,667,000
11/12/1996	Government Shares Block Sale	500	3,850	(388,000,000)	388,000,000
	Composition of Share Ownership			7,078,666,000	2,254,667,000
15/05/1997	Government Distributes Incentive Shares to All Public Shareholders	500	3,675	(2,670,300)	2,670,300
	Composition of Share Ownership			7,075,995,700	2,257,337,300
07/05/1999	Government Shares Block Sale	500	3,825	(898,000,000)	898,000,000
	Composition of Share Ownership			6,177,995,700	3,155,337,300
02/08/1999	Distribution of Shares Bonus (Issuance) (Each 50 Shares Gets 4 Shares)	500	3,275	494,239,656	252,426,984
	Composition of Share Ownership			6,672,235,356	3,407,764,284
07/12/2001	Government Shares Block Sale	500	2,700	(1,200,000,000)	1,200,000,000
	Composition of Share Ownership			5,472,235,356	4,607,764,284
16/07/2002	Government Shares Block Sale	500	3,775	(312,000,000)	312,000,000
	Composition of Share Ownership			5,160,235,356	4,919,764,284
01/10/2004	Stock Split with Ratio 1:2	250	4,200	10,320,470,712	9,839,528,568
21/12/2005	Shares Buy Back Program (I)(1)	250	6,050	-	(211,290,500)
	Composition of Share Ownership			10,320,470,712	9,628,238,068
29/06/2007	Shares Buy Back Program (II)(2)	250	9,850	-	(215,000,000)
	Composition of Share Ownership			10,320,470,712	9,413,238,068
20/06/2008	Shares Buy Back Program (III)(3)	250	7,750	-	(64,284,000)
	Composition of Share Ownership			10,320,470,712	9,348,954,068
19/05/2011	Shares Buy Back Program (IV)(4)	250	7,600	-	(520,355,960)
	Composition of Share Ownership			10,320,470,712	8,828,598,108
14/06/2013	Transfer of Shares Buy Back Program III to Employees through ESOP Program	250	10,550	-	59,811,400
	Composition of Share Ownership			10,320,470,712	8,888,409,508
30/07/2013	Transfer of Shares Buy Back Program I through Private Placement	250	11,750	-	211,290,500
	Composition of Share Ownership			10,320,470,712	9,099,700,008
02/09/2013	Stock Split with Ratio 1:5	50	2,150	51,602,353,560	45,498,500,040
13/06/2014	Transfer of Shares Buy Back Program II through Private Placement	50	2,440	-	1,075,000,000
	Composition of Share Ownership			51,602,353,560	46,573,500,040
21/12/2015	Transfer of Remaining Shares Buy Back Program III through Private Placement	50	3,110	-	22,363,000
	Composition of Share Ownership			51,602,353,560	46,595,863,040
29/06/2016	Transfer of Remaining Shares Buy Back Program IV through Private Placement	50	3,970	-	864,000,000
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2017	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040

Table of Content

Date	Corporate Actions	Price (Rp/per sheet)		Composition of Share Ownership
		Nominal	Bid	Government of Republic of Indonesia	Public
02/07/2018	Transfer of Treasury Stock throught Withdrawal by way of Capital Reduction	50	3,750	-	1,737,779,800
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2019	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2020	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2021	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040
2022	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040

Remarks:

(1)	First shares buy back program began on December 21, 2005 (simultaneously with the EGMS when the program was approved) and ended in June 2007.
(2)	Second shares buy back program began on June 29, 2007 (simultaneously with the EGMS when the program was approved) and ended in June 2008.
(3)	Third shares buy back program began on June 20, 2008 (simultaneously with the EGMS when the program was approved) and ended in December 2009.
(4)	Fourth shares buy back program began on May 19, 2011 (simultaneously with the AGMS when the program was approved) and ended in November 2012.

Table of Content

CHRONOLOGY OF OTHER SECURITIES REGISTRATION

Telkom issued its first bonds on Surabaya Stock Exchange on July 16, 2002 with a value of Rp1,000 billion for a period of 5 years. On the maturity date of July 16, 2007, Telkom fulfilled the obligations on the bonds.

Telkom issued its second bonds on IDX on June 25, 2010, consisting of Series A worth Rp1,005 billion with a tenor of 5 years and Series B worth Rp1,995 billion with a tenor of 10 years. Bonds II Series A and Series B have been paid in full at maturity, on the date of July 6, 2015 and July 6, 2020.

On July 16, 2015, Telkom issued Phase I Sustainable Bonds I, consisting of Series A worth Rp2,200 billion with a tenor of 7 years, Series B worth Rp2,100 billion with a tenor of 10 years, Series C worth Rp1,200 billion with a tenor of 15 years, and Series D worth Rp1,500 billion with a term of 30 years. All of these bonds have been listed and traded on IDX.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (Year)	Interest Rate	Underwriter	Trustee	Settlement Date
Telkom Bond I 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.00%	PT Danareksa Sekuritas	PT BNI Tbk, PT BRI Tbk	July 16, 2007
Telkom Bond II 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank CIMB Niaga Tbk	July 6, 2015
Telkom Bond II 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	July 6, 2020
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015(1)	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia (Tbk).	PT Bank Permata Tbk	-
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015(1)	June 23, 2025	10	10.25%
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015(1)	June 23, 2030	15	10.60%
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015(1)	June 23, 2045	30	11.00%

Remark:

(1)	Telkom Shelf Registered Bonds 1 Telkom 2015 Series A was issued June 16, 2015 but the official sale transaction was on June 23, 2015.

Table of Content

On September 4, 2018, Telkom issued Telkom's Medium Term Notes I Year 2018 with a principal value of Rp758,000,000,000. In addition, Telkom also issued Medium Term Notes Syariah Ijarah I Telkom Year 2018 with the remaining ijarah fee of Rp742,000,000,000. Telkom issued three series for each of these Medium Term Notes and appointed PT Bank Tabungan Negara (Persero) Tbk as the Monitoring Agent. In the 2021 period, Telkom has paid off Telkom's 2018 MTN I Series C and Telkom's 2018 Series C Sharia Ijarah MTN which will mature on September 4, 2021.

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%) /Installment Payment per Year (Rp million)	Arranger	Monitoring Agent	Settlement Date
Telkom’s 2018 MTN I A Series	262,000	September 4, 2018	September 14, 2019	1	7.25%	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	September 14, 2019
Telkom’s 2018 MTN I B Series	200,000	September 4, 2018	September 4, 2020	2	8.00%			September 4, 2020
Telkom’s 2018 MTN I C Series	296,000	September 4, 2018	September 4, 2021	3	8.35%			September 4, 2021
Telkom’s 2018 MTN Syariah Ijarah I A Series	264,000	September 4, 2018	September 14, 2019	2	Rp19,000			September 14, 2019
Telkom’s 2018 MTN Syariah Ijarah I B Series	296,000	September 4, 2018	September 4, 2020	2	Rp24,000			September 4, 2020
Telkom’s 2018 MTN Syariah Ijarah I C Series	182,000	September 4, 2018	September 4, 2021	2	Rp15,000			September 4, 2021

Table of Content

NAME AND ADDRESS OF INSTITUTIONS AND/OR SUPPORTING CAPITAL MARKET PROFESSION

.5
	Supporting Capital Market Profession	Address	Service		2022 Fee	Assignment Period
External Auditor/ Public Accountant	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited).	Bursa Efek Indonesia Building, 2nd Tower, 7th floor Jl. Jend. Sudirman Kav. 52 - 53 Jakarta - 12190	●

Conducting integrated audit of consolidated financial statements based on Indonesian Financial Accounting Standards (“IFAS”) and International Financial Reporting Standards (“IFRS”) and the effectiveness of internal controls over financial reporting.

					Rp65.1 billion	2022 2021 2020 2019 2018 2017 2016 2015* 2014 2013 2012
			●	Conducting audit based on ETAP Accounting Standards (Entities Without Public Accountability) on the Financial Statements of the Social and Environmental Responsibility Program.
			●	Conducting an audit based on State Financial Audit Standards for Company Compliance with Legislation and Internal Control.
			●	Conducting collaborative audit services with BPK RI regarding the preparation of LKPP RI for the 2022 financial year (SA 600).
			●	Conducting audit of LK KBUMN.
			●	Performing compliance attestation services on the Activity Report on the Implementation of Prudential Principles (KPPK Report) in managing Foreign Debt of Non-Bank Corporations.
			•	Performing attestation services for calculating the BoD & BoC Key Performance Index (KPI).
Securities Administration Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34 - 35 Jakarta - 10220

Acting as a depository institution (Custodian) for Telkom's common shares traded on the IDX, providing administrative services for holding GMS, and providing administrative services for dividend payment.

					Rp1.26 billion	Since 1995
Trustee	PT Bank Permata Tbk.	WTC II Building 28th floor Jl. Jend Sudirman Kav. 29 - 31 Jakarta 12920	Representing the interests of bondholders with the Company for Telkom's phase I sustainable bonds.		Rp75 million	Since 2015
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Indonesia Building, Tower 1, 5th floor Jl. Jend. Sudirman Kav. 52 - 53 Jakarta - 12190	●	Providing central custodial service and settlement of stock/bond transactions on the IDX.	Rp40 million	Since 1995
			●	Storage services and settlement of securities transactions, distribution of corporate action results.

Table of Content

.5
	Supporting Capital Market Profession	Address	Service	2022 Fee	Assignment Period
Rating Agency	PT Pemeringkat Efek Indonesia	Equity Tower, 30th Floor Sudirman Central Business District Lot. 9 Jl. Jenderal Sudirman Kav. 52 - 53 Jakarta 12190	Providing rating on credit risk of Telkom bond issuance.	Rp150 million	Since 2012
	Moody’s	Moody’s Investors Service Singapore Pte. Ltd, 50 Raffles Place #23-06, Singapore Land Tower, Singapore - 048623	Provides ratings on Telkom credit risk.	US$80,500	Since 2018
	Fitch	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central, Hong Kong + 852 2263 9963	Provides ratings on Telkom credit risk.	US$67,500	Since 2018
ADS Custodian Bank	The Bank of New York Mellon Corporation	Corporate Headquarters 240 Greenwich Street New York, NY 10286 USA +1 212 495 1784	Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	US$127,714	Since 1995
Legal Counsel	Herbert Smith Freehills	50 Raffles Place, #24-01 Singapore Land Tower, Singapore 048623	Acted as a corporate legal consultant regarding the United States capital market for the Annual Report on Form 20F.	US$140,000	Since 2022
	Hiswara, Bunjamin & Tandjung	Floor 18 Tower I, Sudirman 7.8 Jl. Jend Sudirman Kav. 7-8 Jakarta 10220
Notary	Notaries/PPAT Ashoya Ratam, SH, MKn	Jl. Suryo No. 54, Kebayoran Baru, Jakarta 12180	Acting as a notary in the Annual General Meeting of Shareholders (AGMS).	Rp82.5 million	Since 2012

Remark:

*	In 2015, Public Accounting Firm Purwantono, Suherman & Surja has changed into Public Accounting Firm Purwantono, Suherman & Surja due to the changes on composition of Partners.

Table of Content

In the past five years, Telkom has conducted an audit of the Consolidated Financial Statements. The incurred fees for other service would never exceed the fees for audit services. The following details the fees of public accountants for the last five years.

No.	Audited Financial Year	Public Accounting Firm	Certified Public Accountant	Fee (Rp million)
				Auditing Service	Other Service	Total
1.	2022	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Agung Purwanto	59,700	5,440	65,140
2.	2021	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Widya Arijanti	59,050	11,540	70,590
3.	2020	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	63,461	1,925	65,386
4.	2019	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	57,070	2,055	59,125
5.	2018	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	David Sungkoro	51,826	2,819	54,645

Table of Content

MANAGEMENT DISCUSSION AND ANALYSIS

85	Business Environment Overview 2022
89	Operational Overview by Business Segment
104	Marketing Overview
116	Comprehensive Financial Performance
130	Solvency
131	Capital Structure and the Management Policies for Capital Structure
132	Realization of Capital Expenditure
133	Material Commitment for Capital Expenditure
134	Receivables Collectability
135	Material Information and Fact After Accountant Reporting Date
136	Business Prospects and Sustainability of The Company
138	Comparison of Initial Year Target and Realization
139	Target or Projections for the Following Year
140	Dividend
141	Realization of Public Offering Fund
142	Material Information regarding Transaction with Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment, and Acquisition
143	Changes in Law and Regulation
144	Changes in Accounting Policy

Table of Content

BUSINESS ENVIRONMENT OVERVIEW 2022

GLOBAL ECONOMY AND INDONESIA

In 2022, global economic growth in general still grew positively, indicating a continuation of economic recovery from the effects of people's mobility restrictions in various countries during the COVID-19 pandemic in 2020 and 2021. Nonetheless, global economic conditions in 2022 still experienced challenges that are not only hindering the pace of recovery but also increasing the risk of stagflation and global recession. These challenges include high inflation, strict financial policies, the Russia-Ukraine war, which affected the global supply chains, the ongoing COVID-19 pandemic in several countries, and unmatched supply-demand requests. Based on the World Economic Outlook (WEO) report released in January 2023, the IMF maintains the outlook for global economic growth will continue to slow down to 3.4% in 2022 compared to 2021 of 6.2%. This projection is more pessimistic than the IMF's initial projection of 4.4% in January 2022. Developing countries (emerging markets and developing economies) are still the main engine of global economic growth, with a growth of 3.9%. Meanwhile, the economic growth of the developed countries (advanced economies) only grew by 2.7%.

We predicted Indonesia's economic recovery would continue while we kept considering the impact of the global economic slowdown. In 2022, Indonesia's economic growth was at 5.31%, which improved compared to the previous year of 3.70%. It was supported by increased consumption and investment activities, positive export performance, and people's purchasing power amidst rising inflation. Almost all business sectors have indicated growth in line with Indonesia's economic recovery. With these developments, national economic growth is expected to remain strong in the future.

Indonesia's inflation rate this year was relatively high, recorded at 5.51% (YoY) in December 2022, higher than the previous year's inflation of 1.87% (YoY) and higher than the target of 3.0±1%. It was due to the adjustment in the fuel price (BBM) to increase inflation in the Volatile Foods (VF) category and inflation in the Administered Prices (AP) category. As for the capital market, increasing volatility in global stock markets has put pressure on the Jakarta Composite Index (IHSG). In general, capital market developments are still optimistic, as indicated by the strengthening of the IHSG by 2.03% YTD as of December 11, 2022.

The exchange rate of the Rupiah against the USD throughout 2022 has fluctuated, judging from the leading macro indicators. Bank Indonesia's transaction rate on January 3, 2022, was Rp14,270 per USD and closed at Rp15,730 per USD on December 31, 2022. Meanwhile, Bank Indonesia's benchmark interest rate (BI 7-days Repo Rate) increased from 3.50% in January 2022 to 5.50% in December 2022.

The credit rating agency, Fitch Ratings, also maintained Indonesia's Sovereign Credit Rating at BBB with a stable outlook in June 2022. This assessment indicates maintained macroeconomic stability amid global economic uncertainty, and Indonesia's medium-term economic prospects were quite good. The excellent policy synergy and credibility between Bank Indonesia and the Government supported financial stability and accelerated national economic recovery.

Table of Content

INDONESIAN TELECOMMUNICATIONS INDUSTRY

The Indonesian Government is aggressively implementing the national digital transformation acceleration program. The critical sector to the program's success is the telecommunications sector, whose core business closely correlates with internet usage and digitalization. One of the Government's steps to encourage the telecommunications industry development is providing state budget investment for digital infrastructure, which from 2019-2022 has reached around Rp75 trillion.

Based on the Central Statistics Agency (BPS), the telecommunications industry grew by 7.14% in Q1 2022. The COVID-19 pandemic over the last three years has caused a shift in people's consumption patterns which have more of a digital lifestyle and economy. It has led to an increase in internet needs and data usage traffic, both fixed broadband services for domestic activities and mobile data, which are the main factors in the telecommunication industry development.

Another factor that improved the telecommunications industry performance was the consolidation of two major operators in Indonesia, namely Indosat Ooredoo and Tri Hutchison, to become Indosat Ooredoo Hutchison (IOH). This consolidation reduced the number of operators, which we expected to stabilize competition and improve Indonesia's telecommunications industry's health.

In addition, with the beginning of the 5G network in Indonesia, we hoped it could accelerate digital transformation and meet various digital needs, such as video streaming, games, content, and other data-based applications. Completing the migration of analog to digital TV in December 2022 will also provide the required spectrum to maximize the existing 5G network. We hope it will accelerate the internet network distribution in Indonesia and succeed national digital transformation program.

Indonesia, with 274 million population, has become Southeast Asia's most enormous digital economic power. The 2021 SEA economy report states that Indonesia's digital economy is valued at US$ 70 billion, outperforming neighbouring countries in Southeast Asia. It even predicted that it would double to US$146 billion in 2025. The e-commerce sector, online transportation, and food ordering services mainly drive these business opportunities. In addition, other sectors are also starting to show great potential for further growth. This potential market has encouraged operators to develop a digital business besides the conventional business as data and voice services. To capture this opportunity, Telkomsel has started this step by creating a separate subsidiary of PT Telkomsel Ekosistem Digital or INDICO.

INDICO is a holding company that optimizes Telkomsel's assets and capabilities and becomes a leading platform to create the flywheel effect innovations that will accelerate Indonesia's digital economy. It is also Telkomsel's determination to expand its digital business portfolio and proof to build an inclusive and sustainable digital ecosystem. It is by implementing Telkomsel's digital trifecta: Digital Connectivity, Digital Platform, and Digital Services. To encouraging its development in the first wave, INDICO will focus on three digital industry sectors, such as edu-tech (Kuncie), health-tech (Fita), and gaming (Majamojo).

INDICO will also accelerate the presence of genuine digital talent, which focuses on the collaboration of cross-sector start-ups, investors, and stakeholders in the digital industry to have a more significant impact on the national digital economy through several initiatives, which include partnerships with Agate, one of the largest game developers in Indonesia. This collaboration will encourage the penetration of local games and open up potential opportunities for local creators and talents to contribute to the Indonesian game ecosystem development.

Table of Content

TELECOMMUNICATION INDUSTRY COMPETITION

Digital telecommunications has become people's primary choice nowadays. These conditions have encouraged telecommunications operators' competition to switch to digital transformation. TelkomGroup, as a digitalization locomotive in Indonesia, will still be proactive in comprehending market potential and opportunities to expand its businesses. Telkom will still commit to being the market share leader in the telecommunications industry. Hence, Telkom remains focused on the three business domains: digital connectivity, digital platforms, and digital services.

Mobile Business

In 2022, Telkomsel remained the largest cellular provider in Indonesia with 156.8 million subscribers and 49.5% market share, higher than Indosat Ooredoo Hutchison (IOH), and XL Axiata. As of December 2022, SIM card penetration in the cellular industry has grown by reaching more than 100% with 316.5 million subscribers, increased 6,6% compared to the last period. Data traffic showed significant growth, while voice and SMS continued declining. We predict this downward trend will continue due to the increase in smartphones that substitutes traditional voice and SMS services to Over the Top (OTT) services. Responding to the inclining trend, Telkomsel changed its strategy scheme from pay-as-you-use (PAYU) to a personalized package, enhanced the subscribers’ market segmentation, and improved the diversification initiative through Broadband and Digital Service.

Fixed Broadband & Fixed Voice Business (Fixed Business)

Until the end of 2022, Telkom remained the largest fixed broadband business operator in Indonesia through the IndiHome brand with 9.2 million subscribers and 75.2% market share. The main competitors in this business are PT Link Net Tbk (First Media), PT Supra Primatama Nusantara (Biznet Home), PT Eka Mas Republik (My Republic), PT MNC Kabel Mediacom (MNC Play), PT XL Axiata (XL Home Fiber), and several newcomers that should be considered, such as Cyberindo Aditama (CBN Fiber) and PT Oxygen Multimedia Indonesia (Oxygen.id). In addition, Iconnet, formed by a subsidiary of PT Perusahaan Listrik Negara (PLN), and Gasnet from the State Gas Company (PGN) are also new competitors. Even though dealing with many competitors, Telkom is optimistic about being the leader with its coverage and infrastructure across Indonesia.

Data Center Business

Telkom's data center has been integrated and supported by domestic and global networks with comprehensive service features designed to be flexible, modular, seamless, and scalable. Telin, a subsidiary of Telkom that provides global data centers, competes in the international market with other data center providers in Singapore and Hong Kong. In the domestic market, Telkom Data Ecosystem (NeutraDC), a Telkom subsidiary that manages the data center portfolio, owns and operates Hyperscale Data Centers in Cikarang, Enterprise Data Centers in Serpong, Sentul, and Surabaya, and manage the operation of Edge Data Centers owned by Telkom. Telkom competes with several companies that have also established data centers, such as DCI Indonesia, Indosat Ooredoo, Moratelindo, IDC Indonesia, BDx, Atria, Princeton DG, NTT Communication, EdgeConnex, and Biznet.

The Data Center business is one of the pillars of the Telkom Group's digital platform business growth. Telkom sees rapid technological developments in data centers, with the potential growth for data center business in Indonesia estimated at 33% based on the 10-year Compound Annual Growth Rate (CAGR). This figure is one of the highest in Asia. Therefore, Telkom strives to develop the data center business so that it can become one of Telkom's growth engines in the future.

Table of Content

International Traffic and Interconnection Business

Traditional IDD (non-VoIP) of international traffic service operators in Indonesia are currently only Telkom and Indosat. This business line is getting more competitive with the presence of OTT and digital communication services such as Line, WhatsApp, and Skype, which provide VoIP services that can open international access, resulting in a decrease in Telkom's revenue from this business line. To address these challenges, Telkom positions OTT as a customer, partner and/or competitor through connectivity services, data centers and Content Delivery Network (CDN) for OTT, which could increase profits for the Company.

Network and Satellite Infrastructure Business

The infrastructure business line, particularly for towers, is managed by Telkom's subsidiaries, Mitratel and Telkomsel. Some of the main competitors in the tower business include Tower Bersama Infrastructure, Tunas Pratama Solutions, PT Profesional Telekomunikasi Indonesia, Indosat, and XL Axiata. Mitratel implements an organic strategy through the new towers' construction or co-locations to serve cellular operators and an inorganic strategy through tower consolidation within the TelkomGroup and acquisition from other tower providers.

Telkom's customers in the satellite business are across the Asia Pacific region, especially Southeast Asia. The satellite service provides cellular backhaul, broadband backhaul, enterprise network, TV on demand, military and government networks, video distribution, DTH television, aviation communications, and disaster recovery. Telkom competes with other operators who already have satellites and are currently developing satellites in Southeast and South Asia. Telkom has two satellites: the Telkom-3S Satellite, which operates in the 118°E orbital slot, and the Merah Putih Satellite in the 108°E orbital slot. Telkom via Telkomsat also plans to place a satellite in the 113°E orbit slot with the latest High Throughput Satellite (HTS) technology, which has obtained usage rights in 2021.

Digital Business

The digital business will still be competitive with the acceleration of information technology and digitization. Several big competitors have penetrated vertical industries, such as logistics, e-commerce, financial services, and travel, so the time to lead the market is getting shorter.

Therefore, Telkom develops digital products according to the requirements. Telkom orchestrates its digital products through synergies with existing businesses and establishes partnerships with competent parties in vertical industries and investors to accelerate the scale of its digital business.

Telkomsel has taken steps to develop its digital business by establishing a separate subsidiary, namely PT Telkomsel Digital Ecosystem or INDICO. INDICO is an aggregator from Telkomsel in the digital business. In this early stage, the Company will focus on the health tech, edutech, and gaming sectors. In addition, Telkom has also developed a digital company, DigiCo, that focuses on the B2B and B2C business segments.

Table of Content

OPERATIONAL OVERVIEW BY BUSINESS SEGMENT

fi
Mobile	Consumer	Enterprise	Wholesale & International Business	Others
Telkomsel	TelkomAkses	PINS Telkomsat TelkomMetra	Telkominfra Mitratel Telin NeutraDC	Metranet MetraPlasa
Provides mobile voice, SMS, mobile data service, and mobile digital services.	Provides high-speed internet connection for fixed voice, fixed broadband, IP-TV, and digital services.	Provides enterprise connectivity, satellite, and digital platform system for corporate, institutional, and business customers.	Provides domestic and international services of wholesale traffic, wholesale network, wholesale digital platform & service, data center, tower, and managed infrastructure & network.	Provides digital payment solutions, big data & smart platform, digital advertising, music, gaming, and e-commerce.

The largest cellular network operator in Indonesia covering more than 99% population and supported by 265,194 total BTS.	As of December 31, 2022, it had 9.2 million IndiHome subscribers, increased by 7.1% from the previous year.	As of December 31, 2022, became the market leaders by serving clients of 1,481 companies, 377,894 MSME and 934 Government institutions.	Provides services in 12 countries with 1 office in Indonesia and 9 Telin’s global and 2 sales representative offices operating overseas.	As of December 31, 2022, it had 29 million active users of Digital Music and 21.9 million paid users of Digital Games.
TelkomProperty	PT Graha Sarana Duta (Telkom Property) performs asset leverage and increase the income with the services of property developer, leasing, facility, and management.

Table of Content

SEGMENT PERFORMANCE HIGHLIGHTS

Social distancing during the COVID-19 pandemic further encouraged digital transformation. It was a business opportunity for TelkomGroup to adjust its business development to meet people's digital needs, particularly broadband services. Financial performance during 2022 showed positive results due to increased demand for digital services. In general, all business segments recorded good performance, with the Mobile segment dominating the most contribution by 45.1%.

The Mobile segment contributed the highest revenue for TelkomGroup of Rp88,837 billion. Then the Enterprise segment contributed to the second highest revenue of 22.2% or Rp43,807 billion, followed by the Wholesale and International Business (WIB) of 17.8% or Rp35,100 billion and the Consumer of 13.5% or Rp26,549 billion, while the Others provided the least contribution of 1.4% or Rp2,725 billion.

Telkom's Results of Operation by Segment	Growth	Years ended December 31
	2022-2021	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Mobile
Revenues
External revenues	1.5	85,493	5,491	84,267	83,720
Inter-segment revenues	8.0	3,344	215	3,097	3,297
Total segment revenues	1.7	88,837	5,706	87,364	87,017
Total segment expenses	18.5	(62,715)	(4,028)	(52,929)	(54,051)
Segment results	(24.1)	26,122	1,678	34,435	32,966
Consumer
Revenues
External revenues	5.7	26,354	1,693	24,930	20,957
Inter-segment revenues	4.3	195	13	187	1,148
Total segment revenues	5.7	26,549	1,705	25,117	22,105
Total segment expenses	(1.3)	(18,970)	(1,218)	(19,223)	(17,544)
Segment results	28.6	7,579	487	5,894	4,561
Enterprise
Revenues
External revenues	0.1	19,161	1,231	19,141	17,729
Inter-segment revenues	10.1	24,646	1,583	22,395	18,591
Total segment revenues	5.5	43,807	2,814	41,536	36,320
Total segment expenses	2.7	(42,976)	(2,760)	(41,843)	(36,864)
Segment results	370.7	831	53	(307)	(544)
WIB
Revenues
External revenues	8.3	15,442	992	14,255	13,501
Inter-segment revenues	8.8	19,658	1,263	18,072	16,139
Total segment revenues	8.6	35,100	2,254	32,327	29,640
Total segment expenses	13.1	(26,175)	(1,681)	(23,135)	(23,143)
Segment results	(2.9)	8,925	573	9,192	6,497
Others
Revenues
External Revenues	16.6	239	15	205	219
Inter-segment revenues	3.8	2,486	160	2,395	1,550
Total segment revenues	4.8	2,725	175	2,600	1,769
Total segment expenses	57.8	(3,788)	(243)	(2,401)	(1,662)
Segment results	634.2	(1,063)	(68)	199	107

Table of Content

OPERATIONAL HIGHLIGHT

	Unit	Year Ended on December 31
		2022	2021	2020
SUBSCRIBERS
Cellular Subscribers1)	(000) subscribers	156,812	175,977	169,542
Telkomsel Halo	(000) subscribers	7,111	7,201	6,496
Telkomsel Prepaid	(000) subscribers	149,702	168,776	163,046
Broadband Subscribers	(000) subscribers	130,119	129,117	123,954
Fixed broadband IndiHome 2)	(000) subscribers	9,212	8,601	8,016
Mobile broadband 3)	(000) subscribers	120,907	120,516	115,938
INFRASTRUCTURE
Satellite Capacity4)	TPE	109	109	133
Point of Presence	PoP	122	120	117
Domestic	PoP	64	62	59
International	PoP	58	58	58
BTS	unit	265,194	251,116	231,172
BTS 2G	unit	50,158	50,241	50,252
BTS 3G	unit	49,632	63,149	73,397
BTS 4G	unit	165,120	137,613	107,523
BTS 5G	unit	284	113	n/a
Tower	unit	40,588	36,761	35,822
Fiber Optic Backbone Network	km	173,266	170,885	167.935
Domestic	km	108,566	106,185	103.235
International	km	64,700	64,700	64.700
Wi-Fi Services	access point	391,317	390,976	386,856
CUSTOMER SERVICE
PlasaTelkom 5)	location	387	387	408
Plasa Telkom Digital	location	22	22	16
GraPARI	location	372	414	431
International	location	0	18	19
Domestic	location	372	396	412
GraPARI	location	363	387	403
GraPARI TelkomGroup	location	9	9	9
GraPARI Mobile	unit	0	174	365
IndiHome Sales Car	unit	750	750	896
EMPLOYEES	people	23,793	23,756	25,348

Remarks:

1)	Since June 2021, the cellular brand has changed to Telkomsel Halo for postpaid and Telkomsel Prabayar for prepaid services.
2)

IndiHome fixed broadband is a product that allows customers to choose one or more Consumer segments portfolios such as fixed telephone, fixed broadband, and IPTV services, including digital consumer services.

3)	Mobile broadband includes Flash users, Blackberry users, PAYU, and Home LTE.
4)	Telkom operates two satellites, namely Telkom-3S and Merah Putih Satellite, after the Telkom-2 satellite de-orbited since May 2021.
5)	PlasaTelkom outlet is a face-to-face service consisting of GraPARI TelkomGroup, Plasa Telkom Digital, and other Plasa across Indonesia.

Telkom's operational performance in 2022 started with a decline of cellular subscribers from 176.0 million subscribers in 2021 to 156.8 million subscribers in 2022 or decreased 10.9%, resulted from healthier industry initiative and focusing on sustainable growth and more quality subscribers. Meanwhile, the number of broadband subscribers grew from 129.1 million subscribers in 2021 to 130.1 million subscribers in 2022. Fixed broadband IndiHome subscribers increased from 8.6 million in 2021 to 9.2 million subscribers in 2022. This growth trend will continue due to the transition towards broadband-based digital telecommunications.

Table of Content

MOBILE SEGMENT

Data traffic 2022 increased by 18.7% to 16.4 million TB	265,194 total BTS with: 50,158 2G BTS; 49,632 3G BTS 165,120 4G BTS; 284 5G BTS, increased 14,078 BTS of total BTS.

The products and services of the Mobile segment consist of mobile voice and SMS, mobile data services, and mobile digital services. For cellular services, TelkomGroup, through Telkomsel, carries GSM, 3G, 4G/LTE, and 5G technology officially launched on May 26, 2021, and currently has more than 40 points across Indonesia.

The following are Telkomsel's products and services:

1.

Telkomsel Halo

It is a postpaid cellular telecommunication product and service that prioritizes network quality, communication experience, and entertainment. Telkomsel Halo comes in a wide selection of comprehensive packages with exclusive advantages.

2.

Telkomsel PraBayar

It is the new brand launched in June 2021 by combining prepaid services from simPATI, Kartu As, and LOOP. Telkomsel Prepaid integrates products and services to provide convenience for customers.

3.

by.U

It is the end-to-end digital prepaid products and services presented in the by.U digital application, including the entire service process from selecting delivery options, by.U phone numbers, internet quota, additional quota (topping), and payment..

4.	Telkomsel Orbit Telkomsel Orbit is a home broadband internet service with a Wi-Fi modem connected to cellular network infrastructure with the flexibility for users to buy a data package.

Mobile Segment Capacity and Development

As of the end of 2022, TelkomGroup's cellular subscribers were 156.8 million, decreased 10.9% compared to the previous year. There were 95.5% prepaid and 4.5% postpaid subscribers. Prepaid users recorded at 149.7 million or decreased by 11.3%, while postpaid users recorded 7.1 million or decreased by 1,2%. The subscribers’ decrease was due to the healthier industry initiative and focusing on sustainable growth and more quality subscribers. TelkomGroup also keeps building reliable network capacity to remain the customer's choice.

TelkomGroup, through Telkomsel, continues to maximize 5G services that can improve digital connectivity, digital platforms, and digital services in Indonesia, as well as develop future technology solutions such as artificial intelligence, cloud computing, and the Internet of Things. It was by the investments included in the roadmap plan, and the implementation will be in stages based on several considerations, including the readiness of the connectivity ecosystem.

For mobile broadband services, there was a subscriber increase by 0.3% or to 120.9 million subscribers in 2022, while the data used increased by 18.7% to 16.4 million TB. This increase was due to the portfolio expansion of digital services to support the transformation while beginning to adopt the digital lifestyle. In addition, Telkomsel Orbit is a fixed wireless service with a 4G and 5G network.

Table of Content

Cellular Traffic Data (TB) in 2020-2022

Telkom develops digital mobile services with video content, music, games, and fintech. Telkom strengthens MAXstream's position in the video streaming industry by partnership with strategic content provider. Telkom also provides streaming services LangitMusik and Telkomsel Dunia Games, which combine media content, distribution, payment, e-sports, and game publishing.

To strengthen Telkom's position as the leading network operator in Indonesia, Telkom had upgrades initiative its 3G and 4G service gradually and built 27.5K new 4G BTS in 2022 to support 4G/LTE services in various cities. Until the end of 2022, Telkom has had a total of 165,120 4G BTS, covering more than 96% population throughout Indonesia.

Total TelkomGroup BTS (Units) in 2020-2022

Table of Content

Mobile Segment Financial Performance

The Mobile segment revenue was still the main contributor to TelkomGroup's consolidated revenue of Rp88,837 billion in 2022. The following table provides information on the performance of the Mobile segment over the last three years.

Mobile Segment	2022-2021	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	1.7	88,837	5,706	87,364	87,017
Expenses	18.5	(62,715)	(4,028)	(52,929)	(54,051)
Result	(24.1)	26,122	1,678	34,435	32,966

The Mobile segment revenue from subsidiary Telkomsel was Rp88,837 billion, increased by Rp1,473 billion or 1.7% compared to the last year of Rp87,364 billion while operating expenses in this segment increased by Rp9,786 billion or 18.5%. The increase in revenue was due to customer behavior transition from voice to data and OTT services.

Internet and cellular data revenues increased 7.0% or became Rp69,006 billion in 2022. This result shows an increase in people’s mobile data usage during the COVID-19 pandemic. Overall, the Mobile segment still made an Rp26,122 billion profit.

Table of Content

CONSUMER SEGMENT

9.2 million IndiHome subscribers, increased 7.1% from the previous year	15.3 million optical ports as broadband access based on optical fiber

The Consumer segment consists of fixed voice, fixed broadband, IP-TV, and digital services under the IndiHome brand. The demand for IndiHome increased during the COVID-19 pandemic when people did their most activities at home. IndiHome subscribers in 2022 increased 7.1% compared to last year, from 8.6 million to 9.2 million subscribers. Meanwhile, average revenue per user (ARPU) was 270 thousand, consistently from previous year.

Consumer Segment Capacity and Development

IndiHome's developed strategically to retain its customers, including bundling programs for broadband internet, IP-TV, and fixed telephones, sales through digital channels, and varied promotions every year. Telkom also provides special packages for online learning activities ("Special Packages for Students, Teachers, and Journalists").

In addition, Telkom develops products and technology to meet the customers' aspirations and needs. In 2022, there was a collaboration with Netflix to provide Netflix services through IndiHome, a cloud recording service as an add-on through IndiHome Eazy. It stores IP camera recording data on a cloud server to be safe, secure, and easily accessible to customers. Telkom has also created an Ultra Wi-Fi product that provides a broader range of Wi-Fi for IndiHome customers with extensive residential areas or high-rise buildings.

IndiHome, through IndiHome TV, maintains its position as Indonesia's most complete and largest TV channel provider. IndiHome TV is our pay TV service bundled into IndiHome internet service for Android TV box devices and enriched by the Google Ecosystem. Our pay TV service includes multiple linear TV channels, TV-on-demand (catch-up TV), video-on-demand (VoD), and 14 OTT services to enrich IndiHome as an "Entertainment Window." These OTT services consist of non-video OTT such as Gameqoo, Langitmusik, and IndiHome Karaoke, as well as video OTT services such as Netflix, Disney+ Hotstar, Lionsgate Play, Viu, Catchplay+, Mola, WeTV, Iflix, Vidio, Vision+, and IndiHome TV App. In addition, it also extended to the IndiHome TV mobile app and website indihometv.com (rebranded in December 2022 from UseeTV Go app and useetv.com) to enable our users to have OTT experiences, enjoy multi-screen, and access video content anywhere and anytime. IndiHome TV has more than 1 million active users.

As part of our commitment to provide the best experience to customers, IndiHome TV now provides full high-definition channels, including 149 high-definition and 5 Dolby channels. In addition, customers can navigate menus conveniently, enjoy their favorite content directly accessed via deep-link and selection, and find their content from OTT applications available on the IndiHome TV service.

In 2022, we continued to enrich and expand our inventory with world-class sports content, such as the 2022 FIFA World Cup Qatar in partnership with Vidio, Badminton World Federation (BWF), and Grand Prix motorcycle racing (MotoGP) via SPO TV and SPO TV 2 channels. In addition, IndiHome continued to collaborate with leading partners to provide programs on our in-house channels, such as Liga 1, the national futsal competition "Futsal Challenge," the Children's Talent Show "Panggung Kamulah Bintang," K-Pop Dance Cover Competition, International Badminton Junior Competition, Studio Dangdut, etc.

Table of Content

The quality improvement of IndiHome services was still challenging in 2022. We strive to provide the best customer experience and convenience in using IndiHome products. We tried implementing one of the strategies by updating the myIndiHome application. This application offers solutions and conveniences for customers to manage IndiHome services and transactions via a mobile app. Customers can also easily apply for new installations and repairment to IndiHome services, such as setting technician schedules and monitoring the progress. We have developed the myIndiHome application based on customer feedback and internal business process improvements to provide the best digital customer experience. Later, it will be equipped with a biometric feature of facial recognition so that customers can access the application faster.

As of December 31, 2022, we had approximately 9.2 million IndiHome fixed broadband subscribers, representing about 75.2% market share in Indonesia. We also offer the wifi.id service to IndiHome customers, an additional service that allows customers to enjoy unlimited internet access at all wifi.id access points in Indonesia. wifi.id stands for Indonesia Wi-Fi, our wireless public internet network for enjoying high-speed internet and other multimedia services.

Another challenge was increasing ARPU and reducing churn. Network infrastructure reliability is one of the success keys to overcoming this challenge. As of the end of 2022, Telkom had 15.3 million optical ports with optical fiber, which is the basis of the fixed broadband access network. The optical fiber (T-Cloud) usage in 2022 has reached 1,128 T-Cloud. We also continuously improved Mean Time To Install (MTTI) and Mean Time To Repair (MTTR) by increasing the capacity of technicians and improving business processes. Through the Telkom Access Command Center, Telkom can manage access networks digitally with integrated controls and detect potential disruptions promptly so that they can repair immediately.

Consumer Segment Financial Performance

The Consumer segment revenue has contributed 13.5% to TelkomGroup's consolidated revenue. The following table shows the performance of the Consumer segment for the last three years.

Consumer Segment	2022-2021	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	5.7	26,549	1,705	25,117	22,105
Expenses	(1.3)	(18,970)	(1,218)	(19,223)	(17,544)
Result	28.6	7,579	487	5,894	4,561

The increase in the IndiHome subscribers has improved the Consumer segment revenue of Rp26,549 billion, increased by 5.7% or Rp1,432 billion compared to last year of Rp25,117 billion. Expenses on the Consumer segment was Rp18,970 billion, decreased by 1.3% or Rp253 billion compared to the previous year. Thus, the Consumer segment recorded a profit of Rp7,579 billion. IndiHome's profitability was improved, with EBITDA margin reaching 50%.

Table of Content

ENTERPRISE SEGMENT

1,481 corporate customers, 377,894 MSME customers, and 934 government institution customers	2 satellites with 109 TPE capacity

In the Enterprise segment, Telkom provides ICT and platform services to provide end-to-end solutions and the information technology ecosystem consisting of enterprise-grade connectivity services, satellite, cloud, digital IT services, business process outsourcing, and device & other adjacent services. Customers for this segment are corporations, micro, small and medium enterprises (MSMEs), and government institutions.

Enterprise Segment Capacity and Development

We maintain the Enterprise segment performance following our strategy to focus on recurring business lines with higher profitability, particularly on enterprise solutions services such as enterprise connectivity, data center, and cloud.

Enterprise connectivity services consist of fixed broadband, Wi-Fi, ethernet, and data communication, including leased channels, i.e., metro ethernet, VPN-IP, and high-capacity data network solutions that provide point-to-point connections and fixed voice services. In 2022, TelkomGroup provided bandwidth in service of 3,156 Gbps, with 1,554 Gbps for corporate internet and 1,602 Gbps for data communication customers. It increased 3.5% from the last year.

To support connectivity services, through its subsidiary Telkomsat, Telkom has integrated satellite services with the transponder capacity of 109 TPE and rents from third parties with a capacity of approximately 40,36 TPE. Customers can rent satellite transponder capacity for broadcasting and VSAT operators, cellular telephones, and ISPs and experience earth station satellite up-link and down-link services. Later, Telkom plans to launch High Throughput Satellite (HTS) which is considered suitable to serve satellite broadband subscribers.

The launch of the FLOU cloud service in 2020 has successfully achieved customer hybrid cloud demands with flexible package options for the MSME/SME, startup, SOE, enterprise segments, and the Government. In 2022, Telkomsigma implemented a strategic initiative through FLOU New Expansion and Capability. FLOU, as Telkomsigma's new growth engine, focuses on progressing FLOU 2.0 New Expansion and Capability to improve cloud performance. In 2022, TelkomGroup cloud service acquired Rp324.8 billion through various national projects, such as PeduliLindungi, SIAP Online, e-Tilang, International Certification Vaccines, and other projects that use FLOU's capabilities or strategic business partnerships with hyperscalers.

To support MSMEs amid digitalization developments, Telkom launched the application of mysooltan, a Digital Touch Point specifically designed to help MSMEs prepare and accelerate digital transformation. It is easy for MSMEs to run their business with various services, such as internet sooltanNet, business applications sooltanPay, sooltanKasir, and sooltanToko. We have developed this application based on user input to be more suitable for their needs.

For system integration and IT service management services, TelkomGroup provides business process management, business process as-a-service, and customer relationship management. We are also developing a digital advertising agency through media placements and integrated digital media, such as mobile advertising, online advertising, and digital printing. We have developed platforms to support these services that provide consumer behavior insight to create marketing campaigns based on big data and data analytics.

Table of Content

TelkomGroup also provides various hardware and software sales services, including its IT support services. TelkomGroup also provides IoT solutions for buildings and develops IoT applications for smart energy monitoring management, fleet management, IT security services, unified communication, and collaboration services.

We have a fiber-optic-based infrastructure network with comprehensive coverage as the advantage of our services in the Enterprise segment. Thus, TelkomGroup will continue to innovate and manage products and services that can provide total solutions for customers. Until the end of 2022, the Enterprise segment has 380,309 customers consisting of 1,481 corporate, 377,894 MSMEs, and 934 Government institutions.

We also have developed products, solutions, customer experience, and new brand experience in stages in 2022. Internal HR and supporting infrastructure competency have also improved by obtaining ISO 27001-17/18 Certification and CSA Star & PII Related Certification to increase customer trust and be more competitive in the Indonesian cloud market. In 2022, we focused on professional services for the financial, manufacturing, government, and communications sectors, as we expect this segment to experience significant growth. We use our resources and partner with global cloud players to provide them with professional cloud management and consulting services. We expected our strategic collaborations with Amazon Web Services (AWS), Google Cloud Platform (GCP), Microsoft Azure, and Alibaba Cloud would meet workload needs in various industries such as MSMEs, startups, State-Owned Enterprises (SOEs), enterprises, and government.

Enterprise Segment Financial Performance

Enterprise segment revenue contributed 22.2% of the total consolidated revenue in 2022. The performance of Enterprise segment for the past three years can be seen in the following table:

Enterprise Segment	2021-2020	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	5.5	43,807	2,814	41,536	36,320
Expenses	2.7	(42,976)	(2,760)	(41,843)	(36,864)
Result	370.7	831	53	(307)	(544)

Enterprise segment revenue increased by 5.5% or Rp2,271 billion in 2022. It was due to the increase in network revenues which grew by 32.3% or Rp351 billion, IndiHome revenues by 7.0% or Rp183 billion, and call center service revenue by 12.5% or Rp127 billion, and others revenue in other telecommunication services revenues by 26.4% or Rp273 billion. These increases were compensated by the decrease in manage service and terminal revenue by 43.5% or Rp891 billion, while expenses increased by 2.7% or Rp1,133 billion compared to last year. Thus, the Enterprise segment recorded a profit of Rp831 billion in 2022.

Table of Content

WHOLESALE AND INTERNATIONAL BUSINESS (WIB) SEGMENT

173,266 km total optical fiber backbone network (108,566 km domestic and 64,700 km international)	122 Point of Presence (PoPs) (58 international PoPs & 64 domestic PoPs)	28 data centers (5 overseas data centers & 23 domestic data centers)	40,588 towers (35,418 Mitratel towers, 477 Telkom towers, and 4,693 Telkomsel towers)

The WIB segment has several business lines for domestic and international, including wholesale traffic, wholesale network, wholesale digital platform & service, data center, tower, and managed infrastructure & network. Customers for this segment are Other Licensed Operators (OLO), Service Provider, and Digital Player domestic and overseas. In 2022, the performance of the WIB segment was relatively stable. However, TelkomGroup is still striving to prepare new business innovations and initiatives to maintain its profitability.

Wholesale and International Business (WIB) Segment Capacity and Development

1.	Carrier Service

This business line provides domestic and international wholesale traffic and network services, including voice, data & internet interconnection services and network services. In addition, this business line also includes wholesale digital platform and services for domestic and international, which include A2P SMS services, platforms, and solutions. During 2022, it grew positively, contributed by Domestic & International Network, Internet Traffic, and A2P SMS.

The SMS A2P demand has been increasing due to customers' consumption habits transition that uses more certain applications, which need authentication and broadcast information to support digital activities at home.

We developed the Enabler Digital Ecosystem initiative for supporting Wholesale Network. SEA-ME-WE 5 and SEA-US submarine cables support the delivery of direct broadband connectivity across Europe, Asia, and America, and as the main gateway for digital connectivity bridging domestic traffic to global, global traffic to domestic, and between countries (hubbing), both voice and A2P (application-to-person) SMS.

In 2022, TelkomGroup inaugurated the Manado Gateway, TelkomGroup's second international communication channel after the Batam Gateway. This digital toll gate is a concrete manifestation of equalized access to digital telecommunications and information throughout Indonesia. The Manado Gateway will be strengthened by the Bifrost submarine cable construction owned by the TelkomGroup consortium through Telin with global tech giant.

In the 1Q 2022, TelkomGroup, through Telin, also joined the international communication system consortium of submarine cable of Southeast Asia-Middle East-Western Europe 6 (SEA-ME-WE 6), with an approximately of 19,200 km underwater cable system connecting several countries from Southeast Asia to Europe. Telin's participation in SEA-ME-WE 6 will strengthen TelkomGroup's international cable infrastructure to improve the quality of faster broadband access and provide the best digital experience for customers.

On the other hand, TelkomGroup has 122 Points of Presence (PoP), consisting of 58 Global PoPs in 27 countries and 64 Domestic PoPs in 49 cities. In 2022, Telkom added 2 Domestic PoPs.

Another service is the Content Delivery Networks (CDN) operation with a capacity of 14,572 Gbps, which increased by 19.3% compared to last year.

Table of Content

2.	Data Center Service

TelkomGroup strives to strengthen Indonesia's digital ecosystem by developing a data center ecosystem. It aims to support the transformation & development of the digital economy and assist various domestic and international industries in growing their business, including finance, manufacturing, and cloud computing service providers.

In 2022, TelkomGroup implemented a business consolidation strategy of the data center into one managing entity of PT Telkom Data Ecosystem (NeutraDC) to strengthen the data center business as one of the growth engines. NeutraDC has an essential role as a digital ecosystem enabler that provides neutral data center infrastructure in global standard with the best and most extensive network connectivity to ensure business continuity and scalability for international and domestic Digital Players/Hyperscalers and the Enterprises & Government segment. The consolidation is by management transfer of 3 Enterprise Data Centers located in Sentul, Serpong, and Surabaya from Telkomsigma to NeutraDC. Thus, NeutraDC manages 3 Enterprise Data Centers and 1 Tier 3 and 4 Hyperscale Data Center (HDC) in Cikarang. HDC Cikarang's capacity will gradually increase until it reaches the total designed IT Load Capacity of 51 MW.

At the end of 2022, TelkomGroup operated a total of 28 data centers in all operational areas, namely 5 overseas data centers located in Singapore (Telin-1, Telin-2, and Telin-3), Timor Leste (1 location), Hong Kong (1 location), and 23 domestic data centers consisting of 19 NeuCentrIX data centers, 3 Enterprise Data Centers and 1 Hyperscale Data Center. Average data center occupancy rates abroad are around 86%, while neuCentrIX data center occupancy averages 71% of total capacity.

In December 2022, Telkom, through NeutraDC, started the groundbreaking of the Hyperscale Data Center in Batam. NeutraDC will work with global strategic partners to develop HDC Batam, which will be built on an approximate area of 8 hectares with a total of 3 campuses by world-class data center standards with a total IT load capacity of 51 MW.

The presence of HDC Batam is a definite step for TelkomGroup to strengthen its position as a significant data center business player in the region. HDC Batam will serve not only various business needs in Indonesia but also could capture potential spillovers from other countries.

3.	Tower Service

TelkomGroup serves the procurement and installation of telecommunication devices for other operators with a leasing system. TelkomGroup, through Mitratel, will create offers for the co-location and reseller business of the operator's tower. Mitratel manages 52,006 tenants and 2,818 reseller towers. As of 2022, TelkomGroup managed 40,588 towers, with 35,418 towers of Mitratel, 477 towers of Telkom, and 4,693 towers of Telkomsel.

Mitratel, as a subsidiary of Telkom, has a significant role in supporting the increase in tower leasing revenue. TelkomGroup expects Mitratel would support the national digitalization acceleration for the upcoming 5G era and achieve the nation's objective: to become a country with the most prominent digital economy by 2025, especially in the Asia Pacific.

4.	Infrastructure Services and Network Management

TelkomGroup provides network infrastructure and management services, including the construction and maintenance of the network, consisting of installing and maintaining submarine cables and energy solutions.

Table of Content

TelkomGroup has a fiber optic backbone network of 173,266 km, consisting of 64,700 km of the international network and 108,566 km of the domestic network with a with each capacity of 73,635 Gbps and 148,100 Gbps. Telkom also operates and owns the license for the fiber optic backbone network with a total of 134,040 km under a long-term telecommunications lease agreement with other global submarine cable operators/consortiums.

For submarine cable deployment and maintenance, Telkom, through its subsidiary of Telkominfra, improves its capability by collaborating with the vessel's provider of the submarine cable or the procurement to increase TelkomGroup's assets. While for the energy solutions, Telkominfra cooperates with State-Owned Enterprises (SOEs) to maintain diesel engines for telecommunications networks until 2022 in Kalimantan and June 2023 in Sulawesi.

5.	International Business

Telkom, through its subsidiary Telin, manages and develops its business activities in Singapore, Hong Kong, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, the United States of America, and Dubai, including the sales representative in UK and Philippines that started the operation in 2022 based on the region. Telin provides wholesale services, cloud, and connectivity, data center and managed services, retail mobile services (MNO and MVNO), IP transit, and digital platform & services. Telkom regularly analyzes and assesses overseas operations for profitability, prospects, and position to optimize the portfolio structure and global market access.

Telin uses the new data center capacity and develops cloud-based CPaaS service with omnichannel communication features (bots and live chat, real-time voice capabilities, SMS, emails, video calls, and messaging service). In addition, Telin through the NeuTrafiX launch, a web-based B2B marketplace platform, has helped connect buyers and sellers efficiently and transparently for transaction of wholesale voice, SMS, and virtual numbers trading.

WIB Segment Financial Performance

The WIB segment contributed 17.8% to the total consolidated revenue. Throughout the year, most of WIB's income was from providing various services, i.e., network, interconnection, internet, submarine cable, data center, tower, and infrastructure. WIB has a significant role in TelkomGroup, as an enabler and catalyst for other business segments to create value.

WIB Segment	2022-2021	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	8.6	35,100	2,254	32,327	29,640
Expenses	13.1	(26,175)	(1,681)	(23,135)	(23,143)
Result	(2.9)	8,925	573	9,192	6,497

WIB segment revenue in 2022 increased by 8.6% or Rp2,773 billion compared to the previous year. This increase was due to the revenue growth from internet, data communication, and information technology services by 8.4% or Rp172 billion and interconnection revenue by 10.4% or Rp768 billion. The expenses incurred for the WIB segment increased by 13.1% or Rp3.040 billion compared to last year. At the end of 2022, the WIB segment recorded an Rp8,925 billion profits.

Table of Content

OTHERS SEGMENT

29 million Digital Music active users	21.9 million Digital Games paid users

Telkom offers a variety of digital products and services based on big data, smart platforms, digital advertising, digital entertainment (music & games), and e-commerce. In addition, Telkom also manages venture capital funds through PT Metra Digital Innovation (MDI Ventures), which it invested in several digital startups in 2022 that have growth potential in the future and can enhance TelkomGroup's business performance.

Others Segment Capacity and Development

Telkom's big data and smart platforms services are the BigBox and IoT platforms under the Antares for Enterprise segment customers. BigBox is a big data platform with analytic services, data & business solutions, and an API provider platform to help developers and startups grow their businesses. Regarding the IoT smart platform, Telkom works on projects that can improve people's productivity and quality of life, such as Smart Manufacturing, Air Pollution Monitoring, Smart Electricity, Waste Management, and others.

Telkom provides digital advertising services with the Uzone.id news portal and an ad exchange service platform called UAd, which brings together publishers, advertisers, and agencies so that digital advertising activities can be effective and efficient.

Telkom, with its subsidiary PT Nuon Digital Indonesia, manages digital entertainment, which provides digital music services of ring backtones under the Nada Sambung Pribadi (NSP), music streaming under the Langit Musik, and game payment services under UPoint. Digital music services have 29 million active users (14.7 million from music streaming and 14.3 million from NSP) with 136 million transactions (47 million from music streaming and 88.9 million from NSP) in 2022. Meanwhile, PT Nuon Digital Indonesia recorded 197.6 million game payment transaction, with 21.9 million paid digital games users.

Telkom also launched e-commerce platforms, including Pasar Digital (PaDi) for MSMEs, Xooply for the non-SOE Enterprise segment, Agree (agriculture and fisheries ecosystem), Logee (logistics ecosystem), Wonderin.Id (tourism ecosystem), Pijar (educational ecosystem), Gameqoo (games), and others. In addition, Telkomsel collaborates with Gojek to strengthen strategic partnership initiatives and accelerate the digitalization of MSMEs. The initiatives undertaken are:

1.	Collaborate to increase Telkomsel users in the Gojek ecosystem.
2.	Easy onboarding for Gojek's MSME partners to become Telkomsel reseller partners.
3.	Easy access to Telkomsel outlets and resellers via GoShop.
4.	Improve customer experience in Gojek services with the Number Masking feature from Telkomsel's Enterprise solution.
5.	Forming a new GoTo entity as a synergy initiative to expand to Tokopedia.

Table of Content

On the other hand, MDI Ventures serves as corporate venture capital with its investing, synergy, portfolio management, value creation, and fundraising activities. MDI Ventures investments focus on high-growth business verticals to enhance the digital experience and provide the best services to improve customer experiences, such as logistics, financial technology, cloud computing, agritech/food, deep tech, digital life, healthtech, new retail, and IoT. In 2022, MDI Ventures invested in 22 newly managed funds startups, bringing the cumulative reach to over 80 startups spread across 12 countries. MDI Ventures currently manages a total of five types of funds at various stages, namely:

•	MDI 500, supporting developed companies by leveraging the network from TelkomGroup and other BUMN Initiatives.
•	MDI 100, MDI's first disbursed fund, and currently in the "harvesting" phase. The MDI 100 is objectively earmarked for the evergreen fund and reinvesting purposes.
•	Telkomsel Mitra Inovasi (TMI) Fund focuses on funding startups that provide synergy value for Telkomsel.
•

Centauri Fund, in collaboration with KB Financial Group (Kook Min Bank) from South Korea, focuses on growth-stage startups. The goal is to support Indonesian and regional startups, particularly technology startups, including financial technology, e-commerce infrastructure, Software as a Service (SaaS), and big data.

•	Arise Fund, launched in 2020, in which MDI collaborates with Finch Capital Netherlands, focuses primarily on early-stage startups for Indonesian technology startups.

Others Segment Financial Performance

Others segment revenue contributed 1.4% of TelkomGroup's total revenue. The performance of Other segment for the last three years can be seen in the following table:

s
Others Segment	2022-2021	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	4.8	2,725	175	2,600	1,769
Expenses	57.8	(3,788)	(243)	(2,401)	(1,662)
Result	(634.2)	(1,063)	(68)	199	107

Others segment revenue increased by 4.8% or Rp125 billion from the previous year. In terms of expenses, it increased by 57.8% or Rp1,387 billion. Overall, the Others segment recorded a loss of Rp1,063 billion.

Table of Content

MARKETING OVERVIEW

MARKET SHARE

TelkomGroup constantly monitors tech developments and improves products, services, standards, and business models that align with the latest developments to respond to market dynamics and win domestic and global competition. Therefore, Telkom and its subsidiaries have the synergy to increase its value and provide the best digital experience for customers.

Mobile Segment Market Share

In 2022, Telkomsel had 156.8 million cellular subscribers (a decrease of 10.9%), including 120.9 million mobile broadband subscribers (an increase of 0.3%). Based on the number of subscribers, Telkomsel's market share among the three major operators in Indonesia is 49.5% for the Mobile segment, a decrease compared to the previous year due to the impact of the merger of Indosat and Hutchison Tri Indonesia, resulting in a change in the competition with Hutchison Tri Indonesia into the three major operators together with Indosat to became Indosat Ooredoo Hutchison (IOH). In addition, Telkomsel also carries out initiatives to encourage a healthier industry by focusing on sustainable growth and higher-quality customers.

Cellular Subscribers Market Share for Telkomsel and Competitors 2020-2022

Intense competition among operators and customer preference shift to fixed broadband will affect the Mobile segment revenue. Telkomsel had planned a marketing strategy to maintain positive profitability and market share. Telkomsel has been one step ahead of its competitors by being the first operator to offer a 5G network in Indonesia, which other telecommunications operators later followed.

We predicted the 5G network to become a bridge for digital transformation in Indonesia and the key to developing business competitiveness. The Company will utilize 5G to enhance connectivity and digital platforms. The speed offered can open up limitless possibilities in digital transformation. However, there are still challenges to 5G network adoption. We still need 5G learning and ecosystem adjustments, such as spectrum availability, devices, and user needs.

The 4G network has supported the current internet access demand, so the 5G network deployment has not been massive and large-scale. On the other hand, several manufacturing companies urgently need the 5G network to adopt application solutions such as the Internet of Things (IoT) and Artificial Intelligence (AI) so that it will be deployed later at specific points according to industry needs.

Table of Content

Consumer Segment Market Share

Social distancing during the pandemic, which forced people to do their activities at home, positively impacted the Consumer segment. Through IndiHome, Telkom competes to meet people's digital needs and has succeeded in becoming one of TelkomGroup's business growth and increasing its revenue. However, IndiHome must compete with other large fixed broadband service providers, such as First Media, Biznet Home, MNC Play, MyRepublic for the middle and upper-class segment. In addition, we should consider the existence of Iconnet (a subsidiary of PLN) and Gasnet (a brand under PGN), and XL Home for the middle and lower-class segment.

As of the end of 2022, IndiHome's fixed broadband marketing has achieved 0.6 million new subscribers, bringing the cumulative 9.2 million subscribers. IndiHome has dominated the market share in fiber-based fixed broadband services to the increasing number of new customers. The IndiHome network has covered 97.5% of districts/cities or 501 of districts/cities in Indonesia.

Fixed Broadband Market Share for IndiHome and Competitors 2020-2022

Remarks: *Considering industry competition dynamics, market share calculation with the competitors addtion from 2022

Along with the increase in digital lifestyles and internet demand, we estimate that the telecommunications industry will constantly grow and become part of emerging economic growth in 2023. In addition, the national speed ranking will continue to increase along with the New High-Speed Same Price (New HSSP) program by increasing the internet package speed of at least 30-40 Mbps up to 300 Mbps for loyal customers without any additional costs.

IndiHome is supported by five add-on services to win the market: Ultra Wifi, Streamax, Upload Booster, IndiHome Eazy, and Speed on Demand. Ultra Wifi is a wifi coverage expansion for IndiHome or WMS customers by adding devices at their location with a seamless roaming experience when moving rooms. Streamax (Streaming Maximal) is an add-on service to improve streaming services without lagging and buffering, and Upload Booster is an add-on to get larger bandwidth to support customer activities. Meanwhile, cloud recording service is an add-on provided by IndiHome Eazy. It stores IP camera recording data on a cloud server to be safe, secure, and easily accessible to customers. Speed on Demand ensures customers can increase their internet speed temporarily based on their needs.

In line with the high market demand, TelkomGroup will expanding the fixed broadband area in 2023 in all regions in Indonesia, especially for the Eastern Indonesia Region, Kalimantan, Sumatra, and West Java. IndiHome will target two segments for connectivity services of the low-affordability and high-end markets.

Table of Content

Enterprise Segment Market Share

TelkomGroup continues to encourage the growth of digital services to improve the Enterprise segment performance, such as IoT, cyber security, big data, and digital ads that complement various types of connectivity products and services, satellite, IT services, data centers, and cloud. In addition, the BigData and BigBox platforms will assist the Company in making decisions, governance, and formulating beneficial strategies for its business.

TelkomGroup provided 3,156 Gbps bandwidth in 2022 increased 3.5% from 2021. TelkomGroup's market share of in-service bandwidth was around 59.4% in 2022, or increased 0.3% from last year.

The cloud business market and B2B IT services in Indonesia are projected to increase significantly, with a CAGR of 27% for cloud and 7% for B2B IT services in 2024, according to Gartner research in 2021. The COVID-19 pandemic has played a role in increasing cloud adoption and accelerating digital transformation. It was an opportunity for TelkomGroup through TelkomSigma with its B2B IT services business portfolio.

Telkomsigma has prepared to anticipate increases in cloud demand by expanding services and having more cooperation with global players. Likewise, Telkomsigma could be more aggressive in supporting the ICT needs to provide the best value for stakeholders.

Through Telkomsigma, TelkomGroup's system integration market share in 2022 was 14.6%, grew by 0.4% from the last year, while Infomedia's Business Process Outsourcing (BPO) market share grew by 54.6%. On the other hand, TelkomGroup dominated 29.4% of the satellite business market share that grew 2.5% from the last year.

System Integration Market Share for Telkomsigma and Competitors 2020-2022

Remarks: *Restatement

Table of Content

Wholesale & International Business Segment Market Share

The market share for the WIB segment includes domestic and international business of wholesale traffic, wholesale network, wholesale digital platform & service, data center, tower, and managed infrastructure & network. In 2022, this segment was relatively stable but needed improvement, so TelkomGroup has prepared a new business portfolio to support the Company's position by building a Hyperscale Data Center that targets enterprise and wholesale customers. In the International Business segment, TelkomGroup increased data center capacity in Singapore and Hong Kong to support the higher demand for data centers.

TelkomGroup has now led the wholesale traffic market with voice interconnection of 88.6%. Meanwhile, the wholesale network market share was 62.3%, and the wholesale internet market share was 22.6%. The wholesale network products are Metro E and leased line, while the wholesale internet product is IP Transit.

Tower Market Share form Mitratel and Competitors 2020-2022

On the other hand, TelkomGroup operates the wireless telecommunication tower business through Mitratel. Mitratel's market share reached 40.6%, increased from the previous year into 31.7%. In terms of coverage, Mitratel has 35,418 towers throughout Indonesia, of which around 58% are outside Java. It will attract cellular operators if they want to expand their services outside Java. In addition, most of Mitratel's towers are connected by the fiber optic network, which increases bandwidth capacity and reduces latency. Mitratel is also working with Telkomsat to provide connectivity solutions using satellite services. With satellite connectivity, good-quality tower construction can be carried out anywhere, including in remote areas.

Therefore, Mitratel will become the most significant telecommunication tower company and the complete service in Indonesia. Mitratel will be ready to become the market leader for telecommunications tower companies in welcoming the 5G era in Indonesia.

Table of Content

Digital and Others Segments Market Share

The digital service portfolio comprises smart platforms, digital content access, and e-commerce. Meanwhile, for other segments, Telkom manages venture capital funds through its subsidiary MDI Ventures.

The TelkomGroup smart platform business line consists of digital advertising, intelligent applications, big data, IoT, and financial services. The digital content business line consists of music and games, focusing on entertainment services for cellular customers, including music apps (such as Langit Musik and ringtones) and GameMax, which combines content data for several games and game vouchers. In the e-commerce line, Telkom focuses on B2B e-commerce through PaDi UMKM to expand the MSME business ecosystem and Xooply for the non-SOE Enterprise segment with more diverse suppliers.

Venture capital fund management continues to develop, with MDI Ventures focusing on investing in high-growth business verticals that provide the best digital services for customers, such as financial technology, cloud computing, big data, health technology, e-commerce, IoT, and other services. At the end of 2022, MDI Ventures invested in more than 20 new portfolios and startups. Since 2016, it has invested in more than 80 startups focusing on early and mid-stage startups in South East Asia and internationally.

Table of Content

MARKETING STRATEGY

TelkomGroup has a competitive, strategic, comprehensive product and service distribution channel. TelkomGroup seeks to strengthen its brand to increase sales so that it becomes the customers' choice by demonstrating its value-added commitment and improving the customer experience of products and services. TelkomGroup also manages the pricing offers according to marketability so that it remains within a good range and considers network utilization, traffic load, and revenue.

TelkomGroup uses several momentums for its marketing strategy, including a shift in people's consumption habits to digital services, the Government policies that encourage the telco industry development to support national digital transformation, expansion opportunities to build telco infrastructure in Indonesia's remote areas, conducting collaborations, and transforming into a digital telco.

Telkom has planned its marketing strategy, including expanding the market, collaborating with other strategic companies to build a sustainable digital ecosystem in particular, developing products and services, customer engagement, and maintaining the network to provide optimal service.

Telkom's strategy for maintaining the network to provide optimal services:

•	Upgrade and add adequate capacity to maintain good services.
•	Monitor network reliability with an integrated command center (TIOC).
•	Have a maintenance team that conducts regular control to prevent disturbances or intrusions, equipped with applications so that the team can handle end-to-end problems.

Mobile

For the Mobile customer segment, in 2022, we focused our marketing strategy on targeting specific customer segments and personalizing the offers through various channels for efficient implementation. Telkomsel seeks to find the right balance between growing market share, revenue, and profitability through several strategies, including providing products and services for specific customer segments and personalizing offers through digital channels to be more efficient.

Telkomsel also increases payload growth and acquires new users by improving network quality, services, product offerings, and digital capabilities and accelerating and expanding the digital ecosystem. In addition, Telkomsel partners with other parties to increase data usage and digital products. We improve it by enriching content on existing platforms and focusing on the customers’ satisfaction with the offers based on their needs and behavior to increase ARPU and yield.

In 2022, Telkomsel, as the market leader, encourages the industry to be healthier and focus on sustainable growth. Strategic actions have been well implemented to achieve the goal, including price rationalization, personalized offers, network optimization, cost optimization, and strengthening core broadband with digital services. We are enhancing our digital lifestyle for video and game content, including MAXstream's position in the video streaming industry through partnership expansion with crucial content partners and MAXstream.

We also expand in the mobile game industry by providing a complete solution that fosters the gamer community and enters game publishing with the "Dunia Games" brand. We also develop Telkomsel Orbit, a wireless internet service at home to optimize and boost our network capacity. As of December 31, 2022, we had 156.8 million cellular subscribers, consisting of 149.7 million prepaid subscribers, 7.1 million postpaid subscribers, and 120.9 million mobile broadband subscribers.

Table of Content

Telkomsel explores opportunities in new digital initiatives and solutions supported by superior network quality to improve product offerings, expand its digital ecosystem, and meet customer needs. Through PT Telkomsel Ekosistem Digital (INDICO) as a digital powerhouse, Telkomsel will increase user-centered digital innovation by offering products and services beyond connectivity. Thus, it will optimally contribute to accelerating Indonesia's digital economy.

Consumer

IndiHome is our main product in the Consumer customer segment. IndiHome services combine digital-based fixed voice, fixed broadband, and IP-TV. IndiHome marketing is carried out in various ways, including utilizing digital channels with discount events and service benefits for IndiHome customers and applying dynamic prices for products and services.

We enhance the quality of services and customer experience to a broader customer through our "You Are First" program, which defines the mindset of putting our customers first. As part of this program, we organize activities and design a loyalty program to continue our customer engagements. We also improved network equipment and response times to handle disruptions.

In 2022, our sales strategy implemented value-based pricing for products and services to adjust our selling prices according to local conditions in all Indonesian regions while providing customers faster and improved services with superior bundled products. We also had branding campaigns to attract new customers, including customers from competitors.

We also intensify our customized services by using personalized profiles generated from customer data compilation and offering interesting products to them. We also rely on end-to-end traceable customer relationship management processes, allowing us to identify and solve issues promptly without customer complaints. Thus, we proactively solve problems before customers get inconvenienced. With various marketing strategies, from discounts to value innovation, we can offer products that can provide attractive value.

We offer these products through various sales channels, including digital channels, and have festive campaigns and promotions as follows:

(empowering society).
1.	Aktivitas Tanpa Batas (Unlimited Activities)

It was our campaign tagline and marketing theme in 2022. IndiHome had a series of campaigns and promotional activities, including product offers, brand stories, gimmicks, and special offers. IndiHome also conducts campaigns for thematic holidays, such as the 11.11 and 12.12 sale days, to increase customer subscriptions. We also focus on community empowerment activities that enable communities to reach their full potential. (empowering society).

2.	Multisectoral Activities

In addition to its core business activities, IndiHome supports many multisectoral activities across Indonesia almost every week, such as sports, e-sports, arts, literacy, education, and social activities. For example, IndiHome contributed to the success of the Indonesian MotoGP in March 2022 by preparing fiber optic internet for all stakeholders and spectators who attended.

We also create value and collaborate in other events, such as the Mandalika MotoGP, IndiHome Gideon Badminton Academy (IGBA), International Basketball Federation (FIBA), IndiHome Blog Competition, FIFA World Cup Broadcast sponsorship, IndiHome Limitless E-Sport Academy, and others. Through IndiHome's Limitless E-Sport Academy (LEAD), IndiHome has successfully created gifted talents that could contribute to the Indonesian international image. With several LEAD events held by IndiHome, those talents participated in the Southeast Asian championship in mid-2022.

Table of Content

Enterprise

In managing the Enterprise segment, Telkom always makes sustainable fundamental improvements, improvises consultative selling, and develops strategies to encourage products and services to approach the market. Telkom also improves business relations and attracts high-end market customers through Telkom and customer collaboration to design tailored services based on their needs.

We also have a transformative digital marketing strategy consisting of the following:

1.

Lead enterprise digital transformation agenda (including SOE) and strengthen market position for our product portfolio to become a leading digital connectivity player by bandwidth share in the enterprise segment.

2.	Empower SMEs through the digital platform to gain better market access, fund access, and information and technology access as part of supporting Indonesia's digital transformation agenda.
3.	Become a trusted ICT partner for the Government to support key national digital agenda (Making Indonesia 4.0 and One Data Indonesia).

TelkomGroup provides an Account Manager for corporate customers, the primary interaction channel in delivering end-to-end and after-sales services. To serve SOE's customers, TelkomGroup has Government Relationship Officers (GRO) who are responsible for managing relations with government agencies and extending work contracts. For Small and Medium Enterprises (UKM), TelkomGroup provides Business Account Manager (BAM) and Tele Account Management (TAM) to serve small businesses and a value-added reseller to help micro businesses.

Wholesale and International Business

In the WIB segment, TelkomGroup seeks to increase the effectiveness and efficiency of the cost structure, develop new opportunities, and provide support for ministry programs related to BUMN Go Global. TelkomGroup also constantly reviews ongoing overseas businesses to build a better portfolio structure. TelkomGroup continues to evaluate its business portfolio to create a good portfolio structure to maximize the value of the WIB segment.

The marketing strategy implemented in 2022 focused on the following:

1.	Offering an attractive business scheme for our voice traffic portfolio to increase retail traffic through voice traffic product bundling at competitive prices according to the service quality offered.
2.	Improving services, such as quality and coverage for data center customers and overseas connectivity.
3.

Offer end-to-end tower solutions to customers, both for core tower services such as "built to suit" tower (tower leasing services tailored to the preferred location and specifications of the first or primary tenant for the relevant tower), co-location services, as well as adjacent towers such as site maintenance, and other related services.

4.	Exploring regional markets by providing submarine cable deployment and maintenance services.

The tower market is developed by transferring tower operations from Telkomsel to Mitratel to increase this segment's value. This policy aims to increase the tenancy ratio and optimize the tower business with more focus on Mitratel management.

TelkomGroup also has various approaches to WIB customers by providing account managers, wholesale digital touchpoints (apps and web), and customer care support for 24 hours, as well as developing team capability and competency based on customer centricity. TelkomGroup conducts regular surveys through digital touchpoints and interviews to better understand customer needs and feedback. The survey results will be used as input in the development of products and services.

Table of Content

Digital and Others Services

The marketing strategy in the Digital and Others segments is increasing digital innovation. It includes enriching digital content, creating digital services with unique features, improving brands, platforms, operational and customer experiences, building digital business models to support Indonesia's digital economy, leveraging assets and inventory to gain insight into digital services and customer experience, as well as growing our digital business portfolio through digital startups investment. TelkomGroup also has a contact center, dedicated account management, customer care, channel management, website, and social media as a communication channel for serving customers.

Our digital service program also focuses on improving IndiHome services, such as the myIndiHome app as a digital touch point, which also offers Disney+ Hotstar as a bundling starter package, IndiBox as additional services (such as video content, games, and other Google applications), GameQoo as a cloud gaming service, and IndiHome Smart as an IoT home service for IndiHome subscribers.

Table of Content

DISTRIBUTION CHANNEL

Digital Touch Point

To support the expansion of the IndiHome distribution network, Telkom provides digital touchpoints based on web and mobile applications. Customers can use the myIndiHome service for mobile-based applications to request new installations and manage bills and payments more efficiently. By the end of 2022, 9.2 million IndiHome subscribers registered on the myIndiHome application. Meanwhile, Telkomsel provides MyTelkomsel as a self-care mobile application for purchasing information on service packages and products. Until now, around 32.3 million active users have used MyTelkomsel.

My Telkom Enterprise Solution (MyTeNS) is a digital touchpoint for Enterprise segment customers, which can simplify business processes to increase customer productivity and service performance. MyTeNS easily accesses product catalogs and digital quotations, tracks shipping tickets and enables fast customer complaints for service disruption by the released tickets as a disruption log.

For MSME, Telkom provides mysooltan, a one-stop service solution, by offering various products, such as sooltaNet, sooltanPay, sooltanKasir, and others. Users can also be partners and easily apply for a venture capital loan. For Wholesale Customers, we offer MyCarrier, self-service digital touch points that provide an end-to-end digital experience that integrates with the real-time internal process, from the product catalog, order management, installation tracking/service activation, billing & payment, disruption ticketing and monitoring, and others.

TelkomGroup uses digital touch points with the Net Promoter Score (NPS) method to measure customer experience. With this method, TelkomGroup has accurate data and information to improve the quality of products, services, and future customer experiences.

Customer Service Point

TelkomGroup provides customer service points, such as Plasa Telkom and GraPARI, to provide service solutions and products for Telkom and its subsidiaries. As of 2022, TelkomGroup had 387 Plasa Telkom, 22 Plasa Telkom Digital, and 372 GraPARI Centers in Indonesia (including 9 GraPARI TelkomGroup). TelkomGroup also operated 750 units of IndiHome sales cars.

Authorized Dealers, Retail Outlets and Modern Channels

TelkomGroup has a non-exclusive distribution network operating across Indonesia, such as authorized dealers and retail outlets that provide various Telkomsel products, such as starter packs, prepaid SIM cards, and top-up vouchers with diverse discounts. In line with the use of dedicated mobile applications rather than transacting in traditional outlets, Telkomsel will reward partners who can optimize their business models to increase sales.

Table of Content

Partnership Stores

TelkomGroup collaborates with various third-party marketing outlets to expand its distribution network. These third parties include computer and electronic stores, ATM networks, and other business networks.

Contact Centers

TelkomGroup has a contact center service that operates 24 hours in Semarang, Bandung, and Malang. It aims to facilitate customers in registering, submitting complaints, and obtaining information on IndiHome services and other Telkom products.

Account Management Team

TelkomGroup has account management teams that is responsible for managing customer relationships, portfolios, and customer satisfaction. The account management team serves corporate, SME, Government institutions, and Wholesale & International customers.

Sales Specialist

TelkomGroup has sales specialists who work with account managers to identify customer technical needs.

Channel Partner

TelkomGroup collaborates with other parties to increase revenue, through sales and marketing activities, including organizing events for Enterprise customers. TelkomGroup also works with Value Added Reseller (VAR) to fulfill Enterprise customer demand and approach retail customers.

Website

TelkomGroup has various website that customers can access according to their needs, including www.telkom.co.id, www.telkomsel.com, www.telin.net, and www.indihome.co.id. It is more convenient to access information, submit complaints, and get several services such as e-billing, registration, and collective billing information for customers.

Social Media

TelkomGroup manages social media, such as Facebook, Instagram, and Twitter to communicates with customers and gets fast feedback on products and services.

LinkAja

LinkAja is a digital wallet app that provides features of bill payment, purchasing digital product and service and other digital transaction via smartphone.

Table of Content

CUSTOMER RELATIONSHIP MANAGEMENT (CRM)

TelkomGroup implements customer relationship management to identify services and follows consumer interests by compiling data for personalized services. One of the implementations of customer relationship management is through the IndiHome service. The officers will proactively identify and resolve customer problems so that it could increase the IndiHome customers' convenience. With a robust customer database, IndiHome can provide service quality for each customer's characteristics to improve customer experience.

In addition, we carried out continuous improvement with a close-the-loop system. It means "beginning and ending with the customer mind" by solving customer pain points to improve customer experience. We implement an in-depth analysis through the NPS survey of the customers (notably respondents detractors/who do not recommend IndiHome services). For further identification, we have the root cause analysis and prioritized the most effective action plans for IndiHome subscribers' satisfaction.

Table of Content

COMPREHENSIVE FINANCIAL PERFORMANCE

FINANCIAL POSITION OVERVIEW

As of December 31, 2022, TelkomGroup had total assets of Rp275,192 billion or US$17,676 million, decreased by 0.7% from the previous period. The decrease in total assets was due to the decrease of cash and cash equivalents, claim for tax refund, prepaid taxes, assets held for sale, long-term investment in financial instruments, contract assets, and other non-current assets.

Total liabilities were Rp125,930 billion or US$8,088 million as of December 31, 2022. It decreased by 4.4% from the last year. The decrease was due to the decrease of other payables, accrued expenses, contract liabilities, current maturities of long-term borrowings, and current maturities of lease liabilities.

Telkom and Its Subsidiaries Financial Position 2020-2022

	Growth	Years ended December 31
	2022-2021	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	(10.2)	55,057	3,536	61,277	46,503
Total Non-Current Assets	2.0	220,135	14,139	215,907	200,440
Total Assets	(0.7)	275,192	17,676	277,184	246,943
Total Current Liabilities	1.8	70,388	4,521	69,131	69,093
Total Non-Current Liabilities	(11.4)	55,542	3,567	62,654	56,961
Total Liabilities	(4.4)	125,930	8,088	131,785	126,054
Total Equity attributable to owners of the parent company	6.3	129,258	8,302	121,646	102,527

Financial Position Comparison

The position of Telkom's current asset and non-current asset as of December 31, 2022, was 20.0% dan 80.0% Meanwhile, for the liabilities, Telkom had 55.9% current liabilities and 44.1% non-current liabilities. The diagrams below present Telkom's composition assets and liabilities for the last three years.

Asset Composition 2020-2022 (Rp billion)

Table of Content

Liabilities Composition 2020-2022 (Rp billion)

Comparison of Financial Position as of December 31, 2022 Compared to as of December 31, 2021

1.	Assets
At the end of 2022, Telkom's total assets were Rp275,192 billion or US$17,676 million. It decreased by Rp1,992 billion or 0.7% compared to 2021. It was due to:
	a.	Current Assets
Telkom's current assets of December 31, 2022 was recorded at Rp55,057 billion or US$3,536 million, decreased by Rp6,220 billion or 10.2% from 2021. It was the impact of:
		•	A decrease in cash and cash equivalents by Rp6,364 billion or 16.6% due to the decrease in cash disbursements for repayments of loan and other borrowings.
		•	A decrease in assets held for sale by Rp812 billion or 99.3% related to the reclassification of Telkomsel equipment that has been exchanged with PT ZTE Indonesia equipment.
		•	A decrease in prepaid taxes by Rp680 billion or 31.7% due to the decrease in VAT and Income Tax Article 23.
		•	A decrease in claim for tax refund by Rp310 billion or 44.9% due to the decrease in claim for VAT refund of parent company and subsidiaries.

The decreases were offset by:
		•	An increase in other current financial assets by Rp856 billion or 173.6% due to the increase in time deposits, escrow accounts, and mutual funds.
		•	An increase in contract cost by Rp15 billion or 2.3% due to the significant increase in cost to fulfill.
		•	An increase in other current assets by Rp409 billion or 6.4% due to the increase in short term prepaid frequency usage license.
		•	An increase in inventories – net by Rp365 billion or 46.9% related to SIM cards, prepaid vouchers, etc.
		•	An increase in contract assets – net by Rp 127 billion or 5.5% on the side of short-term contract assets.
		•	An increase in trade receivables by Rp124 billion or 1.5% related to related parties (SOEs).

	b.	Non-Current Assets

At the end of 2022, Telkom recorded non-current asset of Rp220,135 billion or US$14,139 million, it increased by 2.0% or Rp4,228 billion from the last period of Rp215,907 billion. The changes were due to:

•

An increase in property and equipment by Rp8,303 billion or 5.0% due to the increase in direct ownership in the form of buildings, telephone exchange equipment, transmission equipment and installations, cable networks, power supplies, data processing equipment, and assets under construction.

		•	An increase in right-of-use asset by Rp1,867 billion or 10.1% in the form of transmission installation and equipment, land, and vehicles.

Table of Content

		•	An increase in intangible assets by Rp796 billion or 10.6% in the form of software and license.
		•	An increase in deferred tax assets by Rp293 billion or 7.7% as resulted of a greater realized future taxable profit than estimated.
•

An increase in contract cost by Rp133 billion or 8.3% due to the increase in the difference between the amortization of contract costs during the year with the addition of contract acquisition costs and contract fulfillment costs.

The increases were offset by:
		•	A decrease in long-term investments by Rp5,147 billion or 37.3% due to the decrease in long-term investment in financial instruments in the form of equity and convertible bonds.
		•	A decrease in other non-current assets by Rp1,908 billion or 34.5% in the form of prepaid frequency usage permit, claim for tax refund and prepaid tax, all after deducting the short-term portion.
		•	A decrease in contract assets by Rp109 billion or 76.2% of the long-term contract assets.

2.	Liabilities
TelkomGroup recorded total liabilities of Rp125,930 billion or US$8,088 million at the end of 2022, it decreased by 4.4% or Rp5,855 billion. The following influenced changes in liabilities in 2022.
	a.	Current Liabilities
At the end of 2022, TelkomGroup’s current liabilities were Rp70,388 billion or US$4,521 million. It increased by 1.8% or Rp1,257 billion and was due to:
		•	An increase in short-term bank loans by Rp1,509 billion or 22.6% which was proportionately obtained from related party creditors.
		•	An increase in taxes payable by Rp1,449 billion or 36.9% due to the increase in the subsidiaries’ corporate income tax and VAT - tax collector
		•	An increase in trade payables by Rp1,287 billion or 7.5%, mostly from purchases of equipments, materials, and services.

The increases were offset by:
		•	A decrease in current maturities of lease liabilities by Rp1,036 billion or 17.4%.
		•	A decrease in current maturities of long-term borrowings by Rp832 billion or 8.6% related to the most proportion in settlement of series A bonds 2015.
		•	A decrease in current portion of contract liabilities by Rp500 billion or 7.4%, mostly advances from customers for Mobile and Enterprise segment.
		•	A decrease in accrued expenses by Rp440 billion or 2.8% in the form of operation, maintenance, and telecommunication service expenses.

Table of Content

	b.	Non-Current Liabilities
TelkomGroup recorded non-current liabilities of Rp55,542 billion or US$3,567 million as of December 31, 2022. It decreased by 11.4% or Rp7,112 billion, which was due to:
		•	A decrease in long-term loans and other borrowings by Rp8,988 billion or 24.7% proportionally to related party creditors.
		•	A decrease in pension benefits and other post-employment benefits obligations by Rp1,291 billion or 11.2%.
		•	A decrease in long service award provisions by Rp175 billion or 14.5% of defined pension benefit obligation funded by the Company and net periodic post-employment health care benefit.
•

A decrease in deferred tax liabilities – net by Rp135 billion or 11.7% generally from Telkomsel that related to leases, fair value measurement of financial instruments, and difference between book value of accounting and tax property equipment.

		•	A decrease in other liabilities by Rp111 billion or 15.9%.

The decreases were compensated by:
		•	An increase in lease liabilities by Rp 3,310 billion or 31.7% due to the additional leasing activities by the Company.
		•	An increase in non-current portion of contract liabilities by Rp278 billion or 21.7% in the form of advances from customers for Consumer, WIB, and Others segment.

3.	Equity
TelkomGroup recorded total equity in 2022 of Rp149,262 billion or US$9,587 million, increased by 2.7% or Rp3,863 billion from the 2021 of Rp145,399 billion.

Table of Content

PROFIT AND LOSS OVERVIEW

As of December 31, 2022, Telkom’s consolidated revenue was Rp147,306 billion (US$9,461 million), or increased by 2.9% from the last year of Rp143,210 billion. The increase was due to the revenue growth of IndiHome, data, internet, and information technology service, interconnection and network.

The total expense of TelkomGroup in 2022 was Rp102,007 billion (US$6,552 million), it increased by 2.7% compared to the total expense in 2021 of Rp99,303 billion (US$6,967 million). It was due to the increase in interconnection, marketing, depreciation and amortization, and general and administrative expenses.

At the end of the year, TelkomGroup recorded a net profit of Rp20,753 billion (US$1,333 million), it decreased by 16.2%, and EBITDA of Rp78,554 billion that increased by 3.7% compared to 2021.

Telkom and Its Subsidiaries Consolidated Profit and Loss in 2020-2022

	Growth	Years ended December 31
	2022-2021	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	2.9	147,306	9,461	143,210	136,462
Telephone revenues	(17.5)	13,588	873	16,467	21,610
Cellular	(18.2)	12,052	774	14,737	19,510
Fixed Line	(11.2)	1,536	99	1,730	2,100
Interconnection revenues	8.8	8,472	544	787	7,686
Data, internet, and information technology service revenues	5.1	86,410	5,550	82,224	75,816
Celluler internet and data	7.0	69,006	4,432	64,500	59,502
Internet, data communication and information technology services	0.1	10,286	661	10,272	9,744
Short Messaging Service (SMS)	(9.4)	4,309	277	4,754	4,817
Others	4.1	2,809	180	2,698	1,753
Network revenues	26.5	2,378	153	1,880	1,689
IndiHome revenues	6.4	28,020	1,800	26,325	22,214
Other services revenues	(4.6)	5,834	375	6,115	5,170
Manage service and terminal	(43.5)	1,157	74	2,048	1,292
Call center service	7.7	1,164	75	1,081	845
E-health	13.9	729	47	640	549
E-payment	(2.7)	474	30	487	499
Others	24.3	2,310	148	1,859	1,985
Revenues from lessor transaction	8.0	2,604	167	2,412	2,277
Expenses	2.3	101,569	6,524	99,303	93,274
Depreciation and amortization expenses	4.5	33,255	2,136	31,816	28,892
Operations, maintenance, and telecommunication services expenses	0.1	38,184	2,453	38,133	34,593
Operations and maintenance	6.0	22,746	1,461	21,467	19,930
Radio frequency usage charges	6.8	6,510	418	6,097	5,930
Leased lines and CPE	(29.4)	3,530	227	5,003	3,371
Concession fees and USO charges	5.2	2,601	167	2,472	2,411
Electricity, gas, and water	0.7	904	58	898	946
Cost of SIM cards and vouchers	1.1	747	48	739	544
Project management	(22.9)	400	26	519	538
Insurance	(46.8)	230	15	432	378
Vehicles rental and supporting facilities	12.5	343	22	305	343
Others	(13.9)	173	11	201	202

Table of Content

	Growth	Years ended December 31
	2022-2021	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Personnel expenses	(4.0)	14,907	957	15,524	14,390
Salaries and related benefits	8.1	9,360	601	8,661	8,272
Vacation pay, incentives and other benefits	(23,3)	3,835	246	4,999	4,321
Pension benefit cost	11.5	1,268	81	1,137	804
Net periodic post-employment health care benefits cost	(19.0)	213	14	263	253
Long Service Award (LSA) expense	(39.9)	92	6	153	290
Obligation under the Labor Law	(69.3)	78	5	254	258
Other post-employment benefit cost	8.7	25	2	23	81
Long service employee benefit	(66.7)	1	0	3	53
Others	12.9	35	2	31	58
Interconnection expenses	5.0	5,440	349	5,181	5,406
Marketing expenses	8.1	3,929	252	3,633	3,482
General and administrative expenses	16.7	5,854	376	5,016	6,511
General Expenses	10.6	2,259	145	2,043	1,805
Professional fees	39.0	1,097	70	789	981
Allowance for expected credit losses	18.0	563	36	477	2.267
Travelling	31.2	421	27	321	275
Training, education, and recruitment	30.6	371	24	284	308
Social contribution	2.3	218	14	213	223
Collection expenses	(18.4)	173	11	212	193
Meeting	25.3	312	20	249	184
Research and development	31.7	108	7	82	52
Others	(4.0)	332	21	346	223
Gain (loss) on foreign exchange-net	(412.0)	256	16	50	(86)
Unrealized gain on changes in fair value of investments	(287.6)	(6,438)	(414)	3,432	129
Other Income - net	(85.1)	26	2	174	274
Operating Profit	(16.8)	39,581	2,542	47,563	43,505
Finance income	57.3	878	56	558	799
Finance costs	(7.6)	(4,033)	(259)	(4,365)	(4,520)
Share of profit (loss) of associated companies	11.5	(87)	(6)	(78)	(246)
Impairment of long-term investment in associated companies	-	-	-	-	(763)
Profit Before Income Tax	(16.8)	36,339	2,334	43,678	38,775
Income Tax (Expense) Benefit	(11.0)	(8,659)	(556)	(9,730)	(9,212)
Profit for the Year	(18.5)	27,680	1,778	33,948	29,563
Other comprehensive income (loss)	10.8	1,767	113	1,980	(3,577)
Net comprehensive income for the year	(18.0)	29,447	1,891	35,928	25,986
Profit for the year attributable to owners of the parent company		20,753	1,333	24,760	20,804
Profit for the year attributable to non-controlling interest		6,927	445	9,188	8,759
Net comprehensive income attributable to owner of the parent company		22,468	1,443	26,767	17,595
Net comprehensive income for the year attributable to non-controlling interest		6,979	448	9,161	8,391

Table of Content

Profit and Loss Comparison

TelkomGroup’s highest revenue composition in 2022 was from data, internet, and information technology service revenues of 58.7%, followed by IndiHome revenue with the contribution of 19% and telephone revenue of 9.2%.

Meanwhile, the highest expense composition was from operation, maintenance, and telecommunication services of 37.4%, followed by depreciation and amortization expenses of 32.6% due to property and equipment, software, hardware, and technology infrastructure use. The least expense in 2022 was the marketing expense of 3.9%.

Revenue Composition 2020-2022 (Rp billion)

2022
Other Services
4.0% | 5,834
Revenue from lessor transactions
1.8% | 2,604
IndiHome
19.0% | 28,020
Telephone
9.2% | 13,588
Interconnection
5.8% | 8,472
Network
1.6% | 2,378
Data, Internet and Information Technology
58.7% | 86,410

2021
Other Services
4.3% | 6,115
Revenue from lessor transactions
1.7% | 2,412
IndiHome
18.4% | 26,325
Telephone
11.5% | 16,467
Interconnection
5.4% | 7,787
Network
1.3% | 1,880
Data, Internet and Information Technology
57.4% | 82,224

2020
Other Services
3.8% | 5,170
Revenue from lessor transactions
1.7% | 2,277
IndiHome
16.3% | 22,214
Telephone
15.8% | 21,610
Interconnection
5.6% | 7,686
Network
1.2% | 1,689
Data, Internet and Information Technology
55.6% | 75,816

Table of Content

Expenses Composition 2020-2022 (Rp billion)

Comparison of Profit and Loss for The Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

1.	Revenues

TelkomGroup recorded revenues in 2022 at Rp147,306 billion (US$9,461 million), it increased by 2.9% or Rp4,096 billion, compared to the 2021 revenue of Rp143,210 billion. The increase was due to the increase in IndiHome, data, internet, and information technology service, interconnection and network revenue.

	a.	Cellular Telephone Revenues

The cellular voice revenue decreased by 18.2% in 2022 to Rp12,052 billion (US$774 million) compared to the last year of Rp14,737 billion. The decrease was due to the higher subscriber’s usage of Over the Top (OTT) service in communication media preference.

	b.	Fixed Lines Telephone Revenues

In 2022, Fixed lines telephone revenues decreased by 11.2% to Rp1,536 billion (US$99 million), compared to 2021 of Rp1,730 billion. It was due to the higher customer mobility that more prefer to the mobile device.

	c.	Data, Internet, and Information Technology Services Revenues

At the end of 2022, TelkomGroup recorded data, internet, and information technology services revenue of Rp86,410 billion (US$5,550 million), it increased by 5.1% or Rp4,186 billion compared to the 2021 revenue of Rp82,224 billion. The increase was due to:

• An increase in cellular data and internet revenue by Rp4,506 billion or 7.0% driven by the growth of mobile data usage.
• An increase in others service revenue by Rp111 billion or 4.1% driven by the growth of data usage in Enterprise segment products.
•

An increase in Internet, data communication, and information technology services revenue by Rp14 billion or 0.1% driven by the growth of IT services in Consumer and Wholesale & International Business segment.

Table of Content

The increases were compensated by the decrease in SMS revenue by Rp445 billion or 9.4% due to the transition from SMS to the Over the Top (OTT) service.

	d.	Interconnection Revenues

TelkomGroup obtains interconnection revenue from Telkom fixed-line telephone, including direct international services of IDD 007 and Telkomsel cellular network. Telkom’s interconnection revenues in 2022 were Rp8,472 billion (US$544 million), increase by 8.8% or Rp685 billion from the last year of Rp7,787 billion. The increase was due to the higher traffic between countries in hubbing voice and SMS A2P (Application to Person).

	e.	Network Revenues

TelkomGroup’s network revenues increased by 26.5% or Rp498 billion, from Rp1,880 billion in 2021 to Rp2,378 billion (US$153 million) in 2022. The increase was due to lease line and satellite transponder revenue.

	f.	IndiHome Revenues

In 2022, IndiHome revenues increased by 6.4% to Rp28,020 billion (US$1,800 million), compared to the last year of Rp26,325 billion. It was due to the IndiHome new subscribers of 9.2 million subscribers or increased by 7.1%.

	g.	Other Services Revenues

For the other services, TelkomGroup recorded revenue of Rp5,834 billion (US$375 million) in 2022. It decreased by 4.6% or Rp281 billion compared to the 2021 revenues of Rp6,115 billion. The decrease was due to:

• A decrease in manage service and terminal revenue by Rp891 billion or 43.5%.
• A decrease in e-payment revenue by Rp13 billion or 2.7%.

The decrease was compensated by the increase in others revenue by Rp451 billion or 24.3%.

	h.	Revenues from Lessor Transactions

Telkom also has revenues from lessor transactions of Rp2,604 billion in 2022 resulted from the adoption of PSAK 72, which Telkom requires to disclose revenues from lessor transactions; for instance, leases were separately from contracts with customers' revenues.

2.	Expense

Telkom recorded total expenses as of December 31, 2022, were Rp101,569 billion (US$6,524 million), increased by 2.3% or Rp2,266 billion, compared to 2021 of Rp99,303 billion. These changes were due to:

	a.	Operation, Maintenance and Telecommunication Service Expense

TelkomGroup’s operating, maintenance, and telecommunications services expenses in 2022 were Rp38,184 billion (US$2,453 million), it increased by 0.1% or Rp51 billion compared to 2021 of Rp38,133 billion. It was due to:

• An increase in operation and maintenance expense by Rp1,279 billion or 6.0% resulted from usufructuary fee of backbone network with other operators/global submarine cable consortiums.
• An increase in radio frequency usage charges by Rp413 billion or 6.8%, which is directly proportional to the increase in cellular internet and data services.
• An increase in concession fees and USO charges by Rp129 billion or 5.2% due to the higher contribution from the gross revenue of telecommunications operation as the development of KPU.

The increases were compensated by:
• A decrease in leased lines and CPE expense by Rp1,473 billion or 29.4%.
• A decrease in insurance expense by Rp202 billion or 46.8%.
• A decrease in project management expense by Rp119 billion or 22.9%.

Table of Content

	b.	Depreciation and Amortization Expense

TelkomGroup recorded depreciation and amortization expenses in 2022 at Rp33,255 billion (US$2,136 million), it increased by 4.5% or Rp1,439 billion compared to the last year of Rp31,816 billion. The increase was due to the increase capex in the current year and the Company accelerated the useful lives of Multi-Service Access Node (MSAN) assets.

	c.	Personnel Expense

In 2022, there was a decrease in personnel expense by 4.0% or Rp617 billion from Rp15,524 billion in 2021 to Rp14,907 billion (US$957 million) in 2022. The decrease was due to a decrease in vacation pay, incentives, and other benefits expense by Rp1,164 billion or 23.3% and a decrease in other benefit expense by Rp176 billion or 69.3%. The decreases were compensated by the increase in salaries and related benefits by Rp699 billion or 8.1%.

	d.	Interconnection Expense

TelkomGroup’s interconnection expenses in 2022 increased by 5.0% or Rp259 billion. In the last period, interconnection expenses were Rp5,181 billion, it increased in 2022 to Rp5,440 billion (US$349 million), in line with the increase in interconnection revenue.

	e.	Marketing Expense

In 2022, TelkomGroup recorded marketing expenses at Rp3,929 billion (US$252 million). It increased by 8.1% or Rp296 billion, compared to 2021 of Rp3,633 billion. It was due to more aggressive marketing programs, promotion of new digital products and business, consumer education, and strengthening SMEs through PaDi UMKM.

	f.	General and Administrative Expense

TelkomGroup’s general and administrative expenses in 2022 were Rp5,854 billion (US$376 million), it increased by 16.7% or Rp838 billion compared to 2021 of Rp5,016 billion. It was due to the increase in professional fees by 39% or Rp308 billion, general expenses by Rp216 billion or 10.6%, and traveling expense by Rp100 billion or 31.2%.

3.	Gain (Losses) on Foreign Exchange-Net

TelkomGroup's business involves foreign currencies, and exchange rate fluctuations throughout 2022 may positively or negatively impact the Company's financial transactions. In 2022, TelkomGroup recorded gain on foreign exchange - net of Rp256 billion (US$16 million), it increased by Rp206 billion or 412.0% compared to the previous period that gained Rp50 billion.

4.	Unrealized Gain (Loss) on Changes in Fair Value of Investments
TelkomGroup recorded unrealized loss on changes in fair value of investments in 2022 at Rp6,438 billion, it decreased by 287.6% compared to the last period of Rp3,432 billion.

5.	Other Income - Net
TelkomGroup’s other income - net in 2022 recorded at Rp26 billion (US$2 million), it decreased by 85.1% or Rp148 billion compared to the last period of Rp174 billion.

6.	Operating Profit and Operating Profit Margin

In 2022, TelkomGroup recorded an operating profit of Rp39,581 billion (US$2,542 million), it decreased by 16.8% compared to the last operating profit of Rp47,563 billion. Meanwhile, the operating profit margin decreased from 33.2% in 2021 to 26.9% in 2022.

Table of Content

7.	Profit Before Income Tax and Pre-Tax Margin

In 2022, TelkomGroup’s profit before income tax was Rp36,339 billion (US$2,334 million), it decreased by 16.8% compared to the last period of Rp43,678 billion. On the other hand, TelkomGroup recorded pre-tax margin decreased from 30.5% in 2021 to 24.7% in 2022.

8.	Income Tax (Expense) Benefit

TelkomGroup’s expense tax benefit in 2022 was Rp8,659 billion (US$556 million), it decreased by 11% or Rp1,071 billion compared to 2021 of Rp9,730 billion. It was in line with the increase in deferred tax benefits of Rp426 billion.

9.	Other Comprehensive Income (Losses)

Telkom recorded other comprehensive income of Rp1,767 billion (US$113 million) in 2022. If compared to other comprehensive income in 2021 of Rp1,980 billion, it decreased by 10.8%. It was due to the decrease in defined benefit actuarial gain – net by Rp491 billion.

10.	Profit for The Year Attributable to Owners of The Parent Company
Profit for the year attributable to owners of the parent company decreased by 16.2% from Rp24,760 billion in 2021 to Rp20,753 billion (US$1,333 million) in 2022.

11.	Profit for The Year Attributable to Non-Controlling Interest
Profit for the year attributable to non-controlling interests was at Rp6,927 billion (US$445 million), it decreased by 24.6% compared to the last period of Rp9,188 billion.

12.	Total Comprehensive Income for The Year
In 2022, Telkom recorded comprehensive income for the year of Rp29,447 billion (US$1,891 million), it decreased by 18% or Rp6,481 billion compared to 2021 of Rp35,928 billion.

13.	Net Income per Share
TelkomGroup’s net income per share in 2022 was Rp209.49 per share, it decreased by 16.2% or Rp40.45 compared to the last year of Rp249.94 per share.

Table of Content

CASHFLOW OVERVIEW

TelkomGroup's cash and cash equivalent as of December 31, 2022, was decent at Rp31,947 billion (US$2,052 million). The net cash provided by operating activities was Rp73,354 billion, net cash used in investing activities was Rp39,250 billion, and net cash used in financing activities was Rp40,837 billion.

TelkomGroup Cashflow 2020-2022

	Growth	Years ended December 31
	2022-2021	2022		2021	2020
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	7.3	73,354	4,712	68,353	65,317
used in investing activities	4.1	(39,250)	(2,521)	(37,703)	(35,256)
used in financing activities	214.5	(40,837)	(2,623)	(12,986)	(27,753)
Net increase in cash and cash equivalents	(138.1)	(6,733)	(432)	17,664	2,308
Effect of exchange rate changes on cash and cash equivalents	536.2	369	24	58	39
Cash and cash equivalents at beginning of year	86.1	38,311	2,461	20,589	18,242
Cash and cash equivalents at end of year	(16.6)	31,947	2,052	38,311	20,589

Cashflow Comparison

The composition of TelkomGroup cash receipt in 2022 indicated that the highest cash receipt was from operating activities of 80.0%, followed by the cash receipt from financing activities of 19.2%. This composition indicated that TelkomGroup’s internal and external funds supported the Company’s operational activities.

TelkomGroup’s composition of cash receipt and cash disbursement in the last three years presents in the diagram below.

Composition of Cash Receipt 2020-2022 (Rp billion)

Table of Content

Composition of Cash Disbursement 2020-2022 (Rp billion)

Comparison of Cash Flow for Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

At the end of 2022, TelkomGroup recorded cash and cash equivalents of Rp31,947 billion or US$2,052 million, while the last year’s total cash and cash equivalents were Rp38,311 billion, which it decreased by 16.6% or Rp6,364 billion. The cash receipts of operating activities in 2022 were Rp149,882 billion or 80.0% of total cash receipts, while the cash receipts from financing activities were Rp36,003 billion or contributed to 19.2%. The least cash receipt in 2022 was investing activities of Rp1,402 billion or contributed to 0.8% of total cash receipts.

In 2022, the cash disbursements for operating activities were Rp76,528 billion or 39.4% of total cash disbursements. Then, cash disbursements were for financing activities of Rp76,840 billion or 39.6% of total cash disbursements, while the least cash disbursements were from investing activities of Rp40,652 billion or 21.0%.

1.	Cash Flow from Operating Activities
In 2022, net cash provided by operating activities were Rp73,354 billion or US$4,712 million. Compared to the last period, it increased by Rp5,001 billion.

TelkomGroup recorded cash receipts from operating activities of Rp149,882 billion in 2022, while, cash receipts from operating activities for 2021 were Rp148,234 billion, it increased by Rp1,648 billion or 1.1%. The cash receipts were from:

	•	Cash receipts from customers and other operators of Rp146,268 billion.
	•	Cash receipts for tax refund of Rp2,411 billion.
	•	Cash receipts from finance income of Rp865 billion.
	•	Cash receipts for other – net of Rp338 billion.

Cash disbursements for operating activities in 2022 were Rp76,528 billion. It decreased by 4.2% or Rp3,353 billion compared to the last cash disbursements of Rp79,881 billion. TelkomGroup’s cash disbursements were for:

	•	Cash payments for expenses of Rp45,559 billion.
	•	Cash payments to employees of Rp14,052 billion.
	•	Cash payments for corporate and final income taxes of Rp8,465 billion.
	•	Cash payments for finance costs of Rp4,064 billion
	•	Cash payments for short-term and low-value lease assets of Rp3,873 billion.
	•	Cash payments for Value Added Taxes – net of Rp515 billion.

2.	Cash Flow from Investing Activities

In 2022, TelkomGroup’s net cash used in investing activities was Rp39,250 billion or US$2,521 million. It increased by Rp1,547 billion or 4.1% compared to the last period of Rp37,703 billion. Cash receipts from investing activities in 2022 were Rp1,402 billion, it decreased by 17.3% or Rp294 billion from the last period of Rp1,696 billion. Cash receipts were from:

	•	Proceeds from sale of property and equipment of Rp526 billion.

Table of Content

	•	Proceeds from insurance claims of Rp299 billion.
	•	Dividend received from associated company of Rp17 billion.
	•	Increase in advances and other assets of Rp560 billion.

Telkom recorded cash disbursements for investing activity of Rp40,652 billion in 2022. It increased by 3.2% or Rp1,253 billion from the last year of Rp39,399 billion. The cash disbursement was for:
	•	Purchase of property and equipment of Rp35,138 billion.
	•	Purchase of intangible assets of Rp3,259 billion.
	•	Additional of long-term investment in financial instrument of Rp1,401 billion.
	•	Placement in other current financial assets-net of Rp854 billion.

3.	Cash Flows from Financing Activities

TelkomGroup recorded net cash used in financing activities was Rp40,837 billion (US$2,623 million) while in 2021 was minus Rp12,986 billion. TelkomGroup received cash from financing activities of Rp36,003 billion, it decreased by 44.7% or compared to the last period of Rp65,075 billion. The cash receipt was from:

	•	Proceeds from loans and other borrowings of Rp35,958 billion.
	•	Proceeds from issuance of new shares of subsidiaries of Rp45 billion.

Meanwhile, the cash disbursement for financing activities was of Rp76,528 billion, it decreased by Rp3,353 billion or 4.2% compared to the last period of Rp78,061 billion. The cash disbursement was for:

	•	Repayments of loan and other borrowings of Rp44,304 billion.
	•	Cash dividends paid to the Company's stockholders of Rp14,856 billion.
	•	Cash dividends paid to non-controlling interests of subsidiaries of Rp10,103 billion.
	•	Repayments of principal portion of lease liabilities of Rp6,896 billion.
	•	Buy back shares of non-controlling shareholders of subsidiaries of Rp681 billion.

Table of Content

SOLVENCY

TelkomGroup's 2022 Consolidated Financial Statements (Audited) show the Company's decent liquidity, solvency, and the ability to pay the short and long-term liabilities. TelkomGroup's debt repayment originate from cash inflows from operational activities, so that it shows the ability to manage its operations and liquidity.

SHORT-TERM LIABILITY

For measuring the ability to pay short-term debt, TelkomGroup uses the current ratio, quick ratio, and cash ratio to maintain liquidity and ensure the funds' availability to pay short-term debt. TelkomGroup's strategy for short-term debt is to keep the current ratio percentage above the industry average current ratio and maintain the loan availability that can be withdrawn if needed.

TelkomGroup Liquidity Ratio 2020-2022

Ratio	2022	2021	2020
Current Ratio	78.2%	88.6%	67.3%
Quick Ratio	59.9%	68.7%	48.4%
Cash Ratio	47.3%	56.1%	31.7%

LONG-TERM LIABILITY

TelkomGroup constantly monitors the Debt to Equity Ratio, the Debt to EBITDA Ratio, and the EBITDA to Interest Expense Ratio to ensure its ability to pay its long-term debt. The TelkomGroup Consolidated Financial Statements indicate a Debt to Equity Ratio of 0.42 times, a Debt to EBITDA Ratio of 0.80 times, and an EBITDA to Interest Expense Ratio of 19.6 times. Those ratios conclude that TelkomGroup's ability to pay the long-term debt has a relatively low risk of default.

Ratio	2022		2021		2020
Debt to Equity Ratio	0.42	X	0.48	X	0.54	X
Debt to EBITDA Ratio	0.80	X	0.91	X	0.91	X
EBITDA to Interest Expense Ratio	19.6	X	17.3	X	15.9	X

To reduce interest expenses and exposure to interest rate fluctuations in the future, TelkomGroup tried to improve its debt profile, particularly debt with floating interest. Further information regarding liquidity and the discussion regarding the debt of Telkom and its subsidiaries can be seen in Notes 18 and 19 in TelkomGroup’s Consolidated Financial Statements for 2022.

Table of Content

CAPITAL STRUCTURE AND THE MANAGEMENT POLICIES FOR CAPITAL STRUCTURE

CAPITAL STRUCTURE

The Company's capital structure consists of short-term debt, long-term debt, and equity. As of December 31, 2022, the most significant composition of TelkomGroup's capital structure was equity. There were no substantial changes to the equity and capital composition in 2022 compared to the previous period.

Capital Structure 2020-2022 (Rp billion)

Capital Structure	2022		2021	2020
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Debt	63,041	4,049	69,078	65,462
Short Term Debt	8,191	526	6,682	9,934
Long Term Debt	54,850	3,523	62,396	55,528
Equity	129,258	8,302	121,646	102,527
Total	192,299	12,351	190,724	167,989

MANAGEMENT POLICY FOR CAPITAL STRUCTURE

TelkomGroup is required to maintain its creditworthiness, as indicated in its credit rating and capital structure. In 2022, TelkomGroup was able to keep the debt levels below the industry average, which it signified in the Debt to Equity Ratio and Debt to EBITDA Ratio. Maintaining a solid capital structure is done by optimizing the cost of capital (weighted average cost of capital), tax benefits and ensuring healthy financial ratios to maintain a balanced capital structure.

These measures support TelkomGroup's capital structure policy to achieve an optimal funding composition. The capital structure policy in the current year will become the basis for management decision-making in terms of adding or paying the short-term and long-term debt.

In 2022, TelkomGroup's Debt to Equity Ratio (DER) was 0.42 times, while in 2021, it was 0.48 times. TelkomGroup's Debt Service Coverage Ratio as of December 31, 2022, was 1.6 times, while in 2021, it was 1.6 times. Further information regarding management's policy on the capital structure is in Notes 38 Capital Management in the 2022 TelkomGroup’s Consolidated Financial Statements.

Table of Content

REALIZATION OF CAPITAL EXPENDITURE

Throughout 2022, TelkomGroup has realized capital expenditure investments tailored to the Company's needs and strategies to anticipate dynamic technology transformation. The denomination of TelkomGroup's capital expenditure investment is in two currencies, namely Rupiah (Rp) and US Dollar (US$).

STRATEGY AND OBJECTIVES OF INVESTMENT IN CAPITAL EXPENDITURE

The objective and strategy in determining investment in capital expenditure are to support the expansion and maintain business growth in the digital era based on digital connectivity, digital platforms, and digital services. In 2022, TelkomGroup constantly invested capital expenditure to build infrastructure capacity and capability in realizing the higher and more dynamic demand.

TYPES OF INVESTMENT IN CAPITAL EXPENDITURE

Capital expenditure of Telkom and its subsidiaries are:

•	Broadband services, comprising of mobile (4G, 5G) and fixed broadband;
•	Network infrastructures, consist of core network, submarine cable, terrestrial cable, Metro-Ethernet, IP Backbone, and satellite;
•	Data Center, Cloud, TV Video, IoT, IT (smart platform, solution, and services); and
•	Other supporting capital expenditures, such as supporting facility of connectivity, building, and power supply.

INVESTMENT VALUE IN CAPITAL EXPENDITURE

The total investment realization of TelkomGroup’s capital expenditure in 2022 was Rp34,156 billion or US$2,194 million. It increased by 12.6% from the previous year of Rp30.341 billion. The following are some of TelkomGroup’s capital expenditure:

•	Constructed Telkomsel BTS.
•	Building neuCentrix and hyperscale data center.
•	Tower addition and its supporting capacity.
•

National project of submarine cable system deployment, such as Lumori (Luwuk-Morowali-Kendari) submarine cable, interisland Batam and North Papua submarine cable, and international submarine cable system.

•	Telkomsat built high-throughput satellite (HTS) on the 133°E orbital to improve terrestrial network infrastructure

TelkomGroup’s Capital Expenditure Investment 2020-2022

	Years ended December 31
	2022		2021	2020
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Investment in Capital Expenditure	34.156	2,194	30,341	29,436

Table of Content

MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

OBJECTIVES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

TelkomGroup is necessary to make sustainable investments to accelerate digital transformation. We made several material commitments for capital expenditure to support transmission and network equipment, as well as for other digital infrastructure. The material commitment of TelkomGroup and other parties in the form of project agreements is in Note 35 Significant Commitments and Agreements in the 2022 TelkomGroup’s Consolidated Financial Statements.

SOURCES OF FUNDS TO FULFILL OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

In 2022, TelkomGroup had a good leverage to fund capital expenditures. TelkomGroup has several alternatives for other funding, including using internal and external funding sources (such as bank funding, debt instruments, and additional share capital for capital expenditure investment) according to a predetermined business plan.

DENOMINATED CURRENCIES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

TelkomGroup uses several currency denominations in material commitments for capital expenditure investment. It consists of Rupiah and US Dollar. The most significant bond is in Rupiah currency of Rp10,046 billion.

Material Commitments Based on Currency as of December 31, 2022

Table of Material Commitment based on Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(million)	(billion)
IDR	—	10,046
USD	267	4,157
Total		14,203

FOREIGN CURRENCY RISK MITIGATION OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

Material commitments for capital expenditure using foreign currencies can be affected by fluctuations in exchange rates. Therefore, TelkomGroup determines time deposits and receivables of at least 25% of the outstanding foreign currency short-term liabilities so that TelkomGroup can offset exchange rate fluctuation losses with exchange rate gains on time deposits and receivables.

A detailed explanation regarding material commitments for capital expenditure investment and foreign exchange rate risk is in Note 35 Significant Commitments and Agreements and Note 37 Financial Instruments in the 2022 TelkomGroup's Consolidated Financial Statements.

Table of Content

RECEIVABLES COLLECTABILITY

TelkomGroup had a decent receivables collectability level with consolidated maturity receivables as of December 31 for 2022 and 2021, which are not impaired or collectible of Rp1,876 billion and Rp3,417 billion. The accounts receivable turnover ratio was recorded at 17.2%, and the average collection time ratio was 21.2 days.

TelkomGroup monitors receivables and collection balances regularly to minimize the customers’ credit risk.  Methods in collecting its accounts receivable are direct visits and collection to the customer, cooperating with partners regarding account receivable collection service, and actively contacting customers via telephone, letter, or email.

TelkomGroup’s Receivables Collectability 2020-2022

Ratio	Average Collection Duration Ratio (%)
	2022	2021	2020
Average collection ratio (days)	21.2	25.3	30.9
Receivables turnover ratio (%)	17.2	14.4	11.8

ANALYSIS AND EXPLANATION OF RECEIVABLES COLLECTABILITY

TelkomGroup classifies receivables in analyzing accounts receivable based on the age of accounts receivable.

Analysis of TelkomGroup’s Accounts Receivables by Age Period 2020-2022

Analysis of Accounts Receivable by Age	2022	2021	2020
	Rp (billion)
Not past due	6,964	5,625	7,818
0 – 3 months	1,674	2,447	2,300
3 – 6 months	664	924	1,274
> 6 months	6,900	7,316	8,307
Total receivables before provision	16,202	16,312	19,699
Provision for impairment of receivables	(7,568)	(7,802)	(8,360)
Net receivables after provision	8,634	8,510	11,339

In 2022, TelkomGroup established a provision for impairment of trade receivables based on the collective historical impairment rate and individual customer credit historical rates. Provision for impairment of receivables in 2022 was Rp7,568 billion, lower than the provision for 2021 of Rp7,802 billion. Further discussion of TelkomGroup's receivables is in Note 5 Trade Receivables in the 2022 TelkomGroup’s Consolidated Financial Statements.

Table of Content

MATERIAL INFORMATION AND FACT AFTER ACCOUNTANT REPORTING DATE

TelkomGroup continues complying with the transparency and accountability principles to implement good corporate governance. Thus, TelkomGroup requires conveying material information and facts after the financial reporting date. Some material information and facts that occurred after the date of the accountant's report as of December 31, 2022, are as follows:

Material Information and Fact After Accountant Reporting Date for 2022 Reporting Period

No.	Material Information and Facts
1.	On February 6, 2023, Telkomsel paid the entire outstanding loans to Bank of China amounting to Rp1,000 billion.

2.	On February 15, 2023, Mitratel acquired 997 telecommunication towers belonging to PT Indosat Tbk. amounting to Rp1,684 billion.

3.	On March 16, 2023, The Company withdrawn facilities from Bank of China amounting to Rp1,000 billion.

Detailed explanations regarding the above transactions can be found in TelkomGroup's 2022 Consolidated Financial Statements, particularly in Note 40 Subsequent Event.

Table of Content

BUSINESS PROSPECTS AND SUSTAINABILITY OF THE COMPANY

The telecommunications sector is one of the sectors that grew positively during the COVID-19 pandemic. During the pandemic, people's consumption patterns have shifted towards a digital lifestyle. It has led to increasing internet consumption and data usage, which are the primary growth factors of the telecommunications sector. Telecommunications operators are competing to expand and strengthen the network while increasing the number of subscribers.

The telecommunications growth has contributed to the increase in digital telecommunications services (digital telco). This phenomenon has also accelerated national digitalization, one of the main programs being intensified by the Government of Indonesia. Telkom sees this potential as an excellent opportunity to support digitalization equity and quality improvement. Therefore, Telkom has committed to transforming into a leading digital telco. To accelerate the transformation, Telkom builds a strong and competitive telecommunication infrastructure. Telkom will focus on developing digital connectivity, digital platforms, and digital services through its competence and capabilities in digital business. Telkom seizes opportunities to accelerate digital business to provide sustainable growth for the Company, optimal value for stakeholders, and benefits for Indonesians.

The transformation into a digital telco company has shown positive results, and as a digitalization locomotive in Indonesia, Telkom will be proactive in looking over market potential and opportunities for various business expansions. The Company implements the primary strategy of Five Bold Moves to achieve the long-term goal of becoming a world-class leading digital telco company that positively impacts all stakeholders. Each Five Bold Moves strategy has a different impact on the Company:

.
1.	Fixed & Mobile Convergence (FMC) strengthens market penetration and optimizes cost efficiency, especially in the retail segment;
2.	InfraCo maintains the Company's position as the most extensive infrastructure provider in Indonesia;
3.	Data Center Co (DC Co) ensures that the Company can capture the growth in demand for data centers;
4.	B2B Digital IT Service Co strategy increases the competitiveness of the B2B Digital IT business by improving the service capability through partnership with Tech Giants; and
5.	DigiCo encourages potential new sources of revenue for the Company by leveraging the digital ecosystem growth.

On the other hand, to anticipate the increasing digital demand, the Government, through the Ministry of Communication and Informatics (MoCI), continues to expand and accelerate the even distribution of the internet network so that it covers all of Indonesia region to remote areas. One of the Ministry of Communication and Information measures is the construction of 4G Base Transceiver Stations (BTS) in the 3T region (frontier, disadvantaged and outermost region). In addition, with the beginning of the 5G network in Indonesia, the Government also maximizes the network with this latest technology to provide the required spectrum by accelerating the migration from analog to digital TV.

Telkom seeks to increase its capacity, products, and services to meet people's needs in telecommunications. The Company has deployed 173,266 km of fiber optic networks. It also supported the infrastructure with two satellites with 109 transponders, 265,194 base transceiver stations (BTS) of Telkomsel, and 37,918 telecommunication towers. In addition, Telkom has the infrastructure to support digital platforms, such as 28 data centers, with 23 domestic and 5 overseas data centers.

In the Mobile segment, TelkomGroup has the opportunity to maximize the growth potential of high-value customers and develop digital mobile services. Telkom will also maximize 5G services to improve digital connectivity, digital platforms, and digital services in Indonesia, as well as the development of future tech solutions such as artificial intelligence, cloud computing, and the Internet of Things.

Table of Content

Along with the increasing activities at home, such as work and study, shopping via e-commerce, and digital entertainment, TelkomGroup will focus on improving the quality of fixed broadband services. In the Consumer segment, Telkom seeks to increase its service capacity and coverage by synergizing the Mobile and Consumer segments to develop innovative fixed wireless products that complement each other to meet the increasing demand for this segment's services.

TelkomGroup implements a strategy in the Enterprise segment by focusing on high profitability and recurring business lines, such as enterprise connectivity, data center, and cloud. In addition, regional improvement in Enterprise segment is one of the main programs to obtain the available market opportunity.

TelkomGroup focuses on improving tower, carrier, data center services, network infrastructure, management services for telecommunications network/service providers, and domestic and regional digital ecosystems in the Wholesale and International Business segment. Data center development is also Telkom's main focus due to the high potential demand in line with the various digital services development, such as e-commerce and other digital solutions. The Company also develops a global digital hub that provides direct broadband connectivity across Europe, Asia, and America.

To maintain business continuity and respond to customer needs, Telkom develops its digital infrastructure, platforms, and services to support various activities in every segment and social stratification. However, the Job Creation Law's derivative regulations are challenging for Telkom, which regulates telecommunication companies should share infrastructure and spectrum. Because Telkom has the most expansive infrastructure and network capacity in Indonesia, this policy benefits competitors who can take advantage of Telkom's infrastructure network at a lower expense. Nevertheless, Telkom will still strengthen the Company's competitive advantages to accelerate its vision of becoming the leading digital telco and create equal digital sovereignty in Indonesia.

Table of Content

COMPARISON OF INITIAL YEAR TARGET AND THE REALIZATION

In 2022, TelkomGroup’s revenue grew by 2.9% to Rp147,306 billion. Telkom's EBITDA and Net Profit in 2022 were recorded at Rp78,992 billion and Rp20,753 billion. Meanwhile, the EBITDA margin and Net Profit margin were recorded at 53.6% and 14.1%.

TelkomGroup’s capital expenditures in 2022 were Rp34,156 billion or 23.2% of total revenue. The following table compares the initial target for 2022 with the realization as of December 31, 2022.

Comparison of TelkomGroup Targets and Realizations in 2022

Indicator	Realization In 2022	Targets In Initial 2022
Revenue Growth	Revenues grew by 2.9%.

We estimate that the impact of the COVID-19 pandemic will still affect the Company for the first half in particular. Overall, we expected the Company to grow positively in the low to mid-single digit range.

EBITDA Margin and Net Income Margin	EBITDA Margin increased to 53.6% while Net Income Margin increased to 14.1%.	EBITDA Margin and Net Income Margin are projected to slightly decreased in line with the decline in legacy businesses shifting to digital businesses.
Capital Expenditure	The realization of capital expenditures is to Rp34,156 billion, or 23.2% of revenue with focused investment in digital business infrastructure.	Around 24%-27% of our revenue is planned for capital expenditure, focusing on building digital business infrastructure.

Table of Content

TARGET OR PROJECTIONS FOR THE FOLLOWING YEAR

TelkomGroup strives to achieve sustainable Company growth based on the 2021-2025 Framework as the basis for a corporate strategy that focuses on developing three main pillars: digital connectivity, digital platforms, and digital services. These three pillars are supported by seven other pillars that serve as delivery directions: portfolio optimization, technology, organization, synergy and operational excellence, individual and corporate culture, inorganic, and corporate governance.

TelkomGroup targets the revenue to grow competitively in 2023, with IndiHome as the most significant contributor and maintaining its dominance aggressively in the cellular market amid digital business development. As of 2022, TelkomGroup invested in capacity expansion and maintaining service quality amidst increased traffic. Investment also focused on developing digital platforms as business enablers in the future. Therefore, TelkomGroup plans a capital expenditure allocation of around 25%-30% of the revenue to build the infrastructure.

TelkomGroup’s Target or Projections for The Following Year

Indicator	Target in 2023
Revenue Growth

We estimate that the impact of the COVID-19 pandemic and an increasingly competitive climate will still affect the Company. Overall, the Company is expected to grow positively in the low to mid-single-digit range.

EBITDA Margin and Net Income Margin	EBITDA Margin and Net Income Margin are projected to increase slightly in line with the decline in legacy business shifting to digital business (connectivity, platform, and service).
Capital Expenditure	Around 25%-30% of our revenue is planned for capital expenditures, focusing on building digital business infrastructure.
Dividend Policy	The dividend payout ratio ranges from 60%-90%.

Table of Content

DIVIDEND

TelkomGroup annually distributes dividends in order to optimize value for shareholders. The dividend distribution policy is through a process of determination and approval from the shareholders at the Annual General Meeting of Shareholders (AGMS). TelkomGroup has set a dividend payout ratio that ranges from 60% to 90% in the last five years. The dividend paid in 2022 for business performance in 2021 was Rp14,855,921 billion (60% from nett profit).

Telkom will determine the payout ratio, dividend amount, and total final dividend for 2022 performance at the AGMS in the following year of 2023.

Telkom's Dividend Payment for the Year 2017-2021 Operational Performance

		Date of Dividend				Dividend
		Payment in Cash				Amount per
		and/or Date of		Dividend		Share (cash
		Dividend	Payment Ratio	Amount paid		and/or non-
Dividend		Distribution in	/ Payout ratio	per year		cash) after Stock
Year	Dividend Policy	Non-Cash	(%) [1]	(Rp million)		Split (Rp)
2017	AGMS, April 27, 2018	May 31, 2018	75.00	16,608,751	[2]	167.66
2018	AGMS, May 24, 2019	June 27, 2019	90.00	16,228,619	[3]	163.82
2019	AGMS, June 19, 2020	July 23, 2020	81.78	15,262,338	[4]	154.07
2020	AGMS, May 28, 2021	July 2, 2021	80.00	16,643,443	[5]	168.01
2021	AGMS, May 27, 2022	June 30, 2022	60.00	14.855.921	[6]	149,97

Remarks:

1.	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
2.	Consists of cash dividend amounting to Rp13,286,997 million and special cash dividend amounting to Rp3,321,754 million.
3.	Consists of cash dividend amounting to Rp10,819,080 million and special cash dividend amounting to Rp5,409,540 million.
4.	Consists of cash dividend amounting to Rp11,197,606 million and special cash dividend amounting to Rp4,064,730 million.
5.	Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.
6.	Only consists of cash dividend amounting to Rp14,855,921 million.

Table of Content

REALIZATION OF PUBLIC OFFERING FUND

Telkom has issued several bonds which are currently outstanding and owned by investors. We have several underwriters for bond issuance, namely PT Bahana Sekuritas, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Tbk, and a bank that is the trustee, namely PT Bank Permata Tbk. Telkom guarantees all bonds with assets, and Pefindo assigns an idAAA rating to all Telkom bonds. The following table presents the unmatured bond status as of December 31, 2022.

Realization of Telkom's Public Offering Funds as of December 31, 2022

				Time	Realization of Funds
	Amount		Maturity	Periode	Balance	Year
Name of the Bond	(Rp million)	Date of Issue	Date	(year)	(Rp million)
The Shelf Registered Bonds I Telkom 2015 series B	2,100,000	June 23, 2015	June 23, 2025	10	0	2016
The Shelf Registered Bonds I Telkom 2015 series C	1,200,000	June 23, 2015	June 23, 2030	15	0	2016
The Shelf Registered Bonds I Telkom 2015 series D	1,500,000	June 23, 2015	June 23, 2045	30	0	2016

Currently, Telkom has realized all the funds obtained from the public offering, with the remaining funds recorded as nil. There is no change regarding the realization of the previously planned use of funds. Details related to bond information can be seen in Note 18 Short-Term Bank Loans and Long-Term Loans Maturing Within One Year, and Note 19 Long-Term Loans and Other Loans in the 2022 TelkomGroup Consolidated Financial Statements.

Table of Content

MATERIAL INFORMATION REGARDING TRANSACTION WITH CONFLICT OF INTEREST, TRANSACTION WITH AFFILIATED PARTIES, INVESTMENT, DIVESTMENT, AND ACQUISITION

In 2022, TelkomGroup recorded affiliated transactions. Based on the review, Telkom stated that the implementation of all affiliated transactions followed internal policies related to the Main Procedures for Affiliated Transactions and Conflicts of Interest Transactions stipulated in the President Director's Official Note and following the provision of POJK No. 42/2020. On the other hand, no transactions with related parties contain conflicts of interest as they are according to the principles of fairness and business practice during 2022.

Transaction	Transaction Type	Cause of Transaction
PT Telekomunikasi Selular Appointed as a Winner of Selection for 2.1 Ghz Radio Frequency Band Users for the Purpose of 2022 Mobile Cellular Network	Investment

This additional spectrum will be optimized to increase capacity and quality of mobile cellular network, accelerate the building of prime quality with wide coverage 4G/LTE infrastructure even for the 3T areas, also extend 5G coverage gradually and measurably in accordance to the needs of the customers.

Capital Injection to PT Fita Sehat Nusantara by PT Telkomsel Ekosistem Digital	Affiliation

This capital injection is allocated to develop product that prioritized not only by user oriented, but also to complete supporting features that will be used by professional coach in order reach the users’ objective. For helping societies to live a healthy lifestyle, supported by our market research that showed there is not many health platforms that focus on prevention, Fita has a vision to become the leading integrated health platform in Indonesia.

Groundbreaking the Construction of NeutraDC Hyperscale Data Center Batam by PT Telkom Data Ekosistem	Affiliation

The development of TelkomGroup’s data center business in Batam will support the long-term plan of data center NeutraDC business development and further increase TelkomGroup’s data center business competitive advantage.

A further detailed list of affiliated transactions that must be disclosed in the Annual Report for the 2022 financial year, can be seen in Note 32 regarding Related Parties Transactions in 2022 TelkomGroup's Consolidated Financial Statements and Appendix 4 in Annual Report for 2022 Reporting Period.

Table of Content

CHANGES IN LAW AND REGULATION

In line with Good Corporate Governance (GCG) practices, TelkomGroup reviews any changes to the provisions of laws and regulations that may affect operations. On October 17, 2022, the Government passed Law Number 27 of 2022 regarding Personal Data Protection (PDP). It generally regulates the standards of Personal Data Protection, whether processed non-electronically or electronically, depending on the sector's characteristics. We expect the PDP Law will create a balance between individual and community rights whose interests are represented by the state. We also hope that Personal Data Protection will create order and improvement in the information society.

TelkomGroup has implemented a data governance mechanism supported by the implementation of internal policies, which aligned with the practice of the PDP Law. In addition, TelkomGroup’s Data Sharing Standard includes: 1) Information Classification; 2) Director Approval of the Use Case Owner; 3) Data Owner Approval; 4) Approval of TelkomGroup's Data Governance Council; and 5) Implementing Personal Data Cryptography, including Company Confidential Data.

In addition, there is a Government Regulation in Lieu of Law (Perpu) Number 2 of 2022 regarding Job Creation (“Perpu 2/2022”), which revokes Law Number 11 of 2022 regarding Job Creation, thus changing part of the provisions in Law Number 5 of 1999 regarding Prohibition of Monopolistic Practices and Unfair Business Competition (“Business Competition Law”), namely provisions related to:

1.	The transfer of the examination of objections to the Indonesia Competition Commission (KPPU) decision from the District Court to the Commercial Court;
2.	Elimination of time limits for examining objections at the Commercial Court and cassation at the Supreme Court;
3.

Addition of Article References in Administrative Actions and elimination of a maximum fine of Rp25,000,000,000.- (twenty five billion Rupiah) to a minimum of Rp1,000,000,000.- (one billion Rupiah); and

4.	Elimination of basic and additional criminal provisions.

On February 2, 2021, the Government issued Government Regulation Number 44 of 2021 regarding the Implementation of the Prohibition of Monopolistic Practices and Unfair Business Competition, which further regulates the KPPU's authorities, sanctions criteria, sanctions types, and the number of fines, as well as examination of objections and cassation of KPPU decisions.

Furthermore, on May 31, 2021, KPPU Regulation Number 2 of 2021 was promulgated regarding the Guidelines for Imposing Fines for Violating Monopolistic Practices and Unfair Business Competition, which contains provisions for the calculation of fines, bank guarantees, fines payment, and concessions in fines payment. Based on KPPU Regulation Number 2 of 2021, KPPU imposes administrative sanctions in a fine of at least Rp1,000,000,000, - (one billion Rupiah) and a maximum of 50% (fifty percent) of the net profit earned by the Business Actor in the Relevant Market or a maximum of 10% (ten percent) of the total sales in the Relevant Market during the period of the Law violation occurred.

In addition, in 2022, KPPU issued KPPU Regulation Number 9 of 2022 regarding Revocation of Indonesia Competition Commission Regulation Number 3 of 2009 regarding Guidelines for the Application of Article 1 Number 10 regarding Relevant Markets, so that provisions for interpreting Relevant Markets will refer to the Business Competition Law as lastly amended by Perpu 2/2022.  KPPU also promulgates KPPU Regulation Number 1 of 2022 regarding the Business Compliance Program, which generally aims to provide a compliance understanding for Business Actors in preventing violations and encouraging the implementation of business activities to comply with the principles of fair business competition. One of the benefits if you have registered a compliance program is the right to sanctions reliefs that will be imposed if you are proven to have violated the Law.

Table of Content

CHANGES IN ACCOUNTING POLICY

TelkomGroup’s Consolidated Financial Statements refers to the Financial Accounting Standards (SAK) issued by the Indonesian Institute of Accountants (IAI) and complies with the Regulation of the Capital Market and Financial Institution Supervisory Agency (Bapepam-LK) No. VIII.G.7 regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, attached to the letter KEP347/BL/2012. In addition, TelkomGroup applies the International Financial Reporting Standard (IFRS) accounting standards based on the Securities and Exchange Commission (SEC) regulations.

Changes in accounting policies in 2022, including:

1.	Amendments to PSAK 22 regarding References to the Conceptual Framework
2.	Amendment to PSAK 57 regarding Onerous contracts – Cost of Fulfilling a contract
3.	Annual Adjustment to PSAK 71 Financial Instruments
4.	Annual Adjustment to PSAK 73 Leases
5.	Amendments to IAS 16 regarding Proceeds before Intended Use
6.	Amendments to IAS 37 regarding Onerous Contracts-Cost of Fulfilling a Contracts
7.	Amendments to IFRS 3 regarding Reference to the Conceptual Framework
8.	Amendments to IFRS 9 (Annual Improvement): Financial Instruments
9.	Amendments to IFRS 16 (Annual Improvement): Leases

Implementation and Changes of Accounting Policies of TelkomGroup in 2022

No.	Accounting Policy	Reason for Change	Impact on Financial Statements for Financial Year 2022
			SAK Financial Report	IFRS Financial Report
1.	PSAK 22	DSAK issued amendments to the accounting standards as the adoption of IFRS 3	No impact on SAK financial statements	No impact on IFRS financial statements
2.	PSAK 57	DSAK issued amendments to the accounting standards as the adoption of IAS 37	No impact on SAK financial statements	No impact on IFRS financial statements
3.	PSAK 71	DSAK issued amendments to the accounting standards as the adoption of IFRS 9 (Annual Improvement)	No impact on SAK financial statements	No impact on IFRS financial statements
4.	PSAK 73	DSAK issued amendments to the accounting standards as the adoption of IFRS 16 (Annual Improvement)	No impact on SAK financial statements	No impact on IFRS financial statements
5.	IAS 16	IASB issued amendments to IAS 16 regarding Proceeds before Intended Use	No impact on SAK financial statements	No impact on IFRS financial statements
6.	IAS 37	IASB issued amendments to IAS 37 regarding Onerous Contracts- Cost of Fulfilling a Contracts	No impact on SAK financial statements	No impact on IFRS financial statements
7.	IFRS 3	IASB issued amendments to IFRS 3 regarding Reference to The Conceptual Framework	No impact on SAK financial statements	No impact on IFRS financial statements
8.	IFRS 9	IASB issued amendments to IFRS 9 regarding (Annual Improvement): Financial Instrument	No impact on SAK financial statements	No impact on IFRS financial statements
9.	IFRS 16	IASB issued amendments to IFRS 16 regarding (Annual Improvement): Leases	No impact on SAK financial statements	No impact on IFRS financial statements

Further details of the changes in accounting policies in Telkom's financial statements for the current year is disclosed in Note 2 Summary of Significant Accounting Policies of 2022 TelkomGroup's Consolidated Financial Statements.

Table of Content

CORPORATE GOVERNANCE

146	Corporate Governance Principle and Platform
154	Corporate Governance Structure
155	Corporate Governance Assessment
156	General Meeting of Shareholders (GMS)
164	Board of Commissioners
184	Audit Committee
193	Committee for Nomination and Remuneration
199	Committee for Planning and Risk Evaluation and Monitoring
205	Board of Directors
218	Corporate Secretary
221	Internal Audit Department
226	Internal Control System
230	Risk Management System
247	Whistleblowing System
253	Policy Regarding Reporting Share Ownership of Directors and Commissioners
254	Employee Stock Ownership Program
255	Significant Legal Disputes
256	Information Regarding Administrative Sanctions
257	Information Access and Company’s Public Data
259	Corporate Code of Conduct
261	Anti Corruption Policy

Table of Content

CORPORATE GOVERNANCE PRINCIPLE AND PLATFORM

Telkom consistently applies the principles of Good Corporate Governance (GCG) to fulfill the following objectives:

1.	Supporting Telkom's purpose, "To build a more prosperous and competitive nation as well as deliver the best value to our Stakeholders".
2.	Supporting Telkom's vision, "To be the most preferred digital telco to empower the society".
3.

Supporting Telkom's mission, “Advance rapid build out of sustainable intelligent digital infrastructure and platforms that are affordable and accessible to all; nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption; and orchestrate a digital ecosystem to deliver superior customer experience”.

4.	Providing added value and benefits for Shareholders and Stakeholders.
5.	Maintain and improve long-term health and competitive business continuity.
6.	Increase the trust of Shareholders and Stakeholders in Telkom.

In implementing GCG, Telkom refers to various relevant regulations as a reference, including:

1.	Law No. 40 Year 2007 regarding Limited Liability Companies;
2.	Law No. 8 Year 1995 regarding Capital Market;
3.

SOE Minister Regulation No. PER-01/MBU/2011 regarding the Implementation of Good Corporate Governance in State-Owned Enterprises as amended by State-Owned Enterprises Regulation No. PER-09/MBU/2012 regarding Amendments to the Regulation of the State Minister for SOE No. PER-01/MBU/2011 regarding the Implementation of Good Corporate Governance in State-Owned Enterprises;

4.	Financial Services Authority Regulation No. 33/POJK.04/2014 regarding Directors and Commissioners of Issuers or Public Companies;
5.	Financial Services Authority Regulation No. 34/POJK.04/2014 regarding Nomination and Remuneration Committee of Issuers or Public Companies;
6.	Financial Services Authority Regulation No. 11/POJK.04/2017 regarding Reports of Ownership or Any Changes in Ownership of Public Company Shares;
7.	Financial Services Authority Regulation No. 60/POJK.04/2015 regarding Information Disclosure of Certain Shareholders;
8.	Financial Services Authority Regulation No. 8/POJK.04/2015 regarding Website of Issuers or Public Companies;
9.	Financial Services Authority Regulation No. 29/POJK.04/2016 regarding Annual Report of Issuers or Public Companies;
10.	Financial Services Authority Regulation No. 21/POJK.04/2015 regarding Implementation of Governance Guidelines for Public Companies;
11.	Financial Services Authority Circular Letter No. 32/SEOJK.04/2015 regarding Governance Guidelines for Public Companies;
12.	Financial Services Authority Circular Letter No. 16/SEOJK.04/2021 regarding Form and Content of Annual Report of Issuers or Public Companies.

Telkom also refers to GCG implementation guidelines, including the principles of Corporate Governance developed by the Organization for Economic Cooperation and Development (OECD) and General Guidelines for Indonesian Corporate Governance developed by the National Committee on Governance Policy (KNKG).

The application of GCG best practices also refers to the ASEAN Corporate Governance Scorecard. Internally, Telkom builds a strong foundation in the implementation of GCG for Subsidiaries which is regulated in the Board of Directors' Resolution No. PD.602.00/r.00/HK000/COP-D0030000/2011 regarding the TelkomGroup GCG Guidelines as a guide for Telkom and its subsidiaries in operating and transacting according to GCG ethics and principles.

Table of Content

IMPLEMENTATION OF GCG BASIC PRINCIPLES

Telkom applies 5 (five) GCG principles in carrying out its business processes, namely:

1.	Transparency
	a.	The publication of financial statements and Annual Report and other material information, such as the decision making process as a means for investors to access important information easily.
	b.	Information access in the form of company website, print, and press releases, direct meeting with Investor, public expose, and press gathering.

2.	Accountability
	a.	The accessible charter, guide, or manual that contains the clear functions, implementation, and accountability of Shareholders, Board of Commissioners, Directors, Committees, and Corporate Secretary.
	b.	Implement the mechanism of checks and balances of authority and role in the management of the Company.
	c.	Have a clear Key Performance Indicator (KPI) and operational targets.

3.	Responsibility
	a.	Comply with laws and/or tax regulations, fair competition, industrial relations, occupational health and safety, payroll standards, and other relevant regulations.
	b.	Have mechanisms and procedures that regulate and evaluate compliance with applicable laws and regulations, as well as implement good corporate principles.
	c.	Having a manager of Legal and Compliance function for ensuring the fulfillment of all rules and regulations.

4.	Independency
a.

To carry out professionalism within the Company without a conflict of interest and free from the influence of pressures from other parties that are not appropriate with regulations and contrary to right corporate principles.

	b.	Include rules/authority for corporate decision making in the Board Manual and Company's Articles of Association which emphasizes independency.
c.

Have additional policies in the Corporate Governance Guidelines oriented towards the principle of independency, such as conflict of interest transaction policies, the prohibition of donations from political parties, and prohibitions on affiliation.

5.	Fairness
	a.	Apply the principles of equality and fairness in fulfilling the rights of Stakeholders that arise based on agreements and applicable laws and regulations.
	b.	Respect the rights of minority Shareholders.
	c.	Prohibit the practice of insider trading.
	d.	Implement performance management based on a balanced scorecard.
	e.	Conducting open auctions in the procurement of goods/services and implementing e-procurement.

Table of Content

IMPLEMENTATION OF GCG MANAGEMENT PRINCIPAL - FINANCIAL SERVICES AUTHORITY

Telkom has implemented 8 (eight) principles of corporate management in accordance with the Corporate Governance Guidelines for Public Companies from the Financial Services Authority (OJK), as follows:

Principle	Recommendation		Implementation	Status
Principle 1
Improving The Value of General Meeting Shareholders (GMS).	1.	Technical methods or procedures for open and closed voting that prioritizes independence and interest of the Shareholders.	Telkom already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders.	Comply
	2.	Members of the Board of Directors and the Board of Commissioners attend the Annual GMS.	All of the members of the Board of Directors and the Board of Commissioners attended the GMS.	Comply
	3.	A summary of minutes of GMS is available at the Website at least 1 year.	Telkom provided a Summary of Minutes of GMS at the Company’s Website under Investor Relations.	Comply
Principle 2
Improving The Public Listed Company Communication Quality with Shareholders or Investors.	1.	To have a policy on communications between Public Company and Shareholders or Investors.	Telkom has a policy on communications with investor through Non-Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference, and Investor Summit.	Comply
	2.	Posted the communications policy of a Public Company at the Website.

Telkom has made available materials of each Earnings Call, Conference and materials of presentation to investor at the Company’s website to provide equality for Shareholders and Investor regarding the implementation of Communications with the Company.

				Comply
Principle 3
Strengthening The Membership and Composition of Board of Commissioners.	1.	Determination of the numbers of the Board of Commissioners members should take into account the Company’s Conditions.

Telkom has complied with the provision applicable to the Company as Public Company as set out in Article 20 of Regulation of Financial Services Authority No. 33/POJK.04/2014 that the number of members of the Board of Commissioners must be at least 2 (two) persons.

				Comply
	2.	Determination of the composition of members of the Board of Commissioners takes into account the required variety of skills, knowledge, and experience.

At the Shareholders’ discretion, members of the Board of Commissioners have been appointed by taking into account a variety of skills, knowledge, experiences and Telkom’s business conditions, and complexity.

				Comply

Table of Content

Principle	Recommendation		Implementation	Status
Principle 4
Improving The Quality of Duty and Responsibility of Board of Commissioners.	1.	The Board of Commissioners has the policy to self-assess the performance of the Board of Commissioners.

Based on the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, there is a policy to assess the performance of Company's Board of Commissioners carried out by Series A Dwiwarna shareholders through the General Meeting of Shareholders mechanism.

Comply
	2.	The self-assessment policy is reported in the Annual Report.

Based on the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, there is a policy for self-assessment which is disclosed in the Annual Report.

Comply
	3.	The Board of Commissioners has a policy of resignation in the event of involvement in any financial crimes.

In accordance with Telkom’s Articles of Association, jo. Regulation of Financial Services Authority No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies, any member of the Board of Commissioners who does not meet any requirements to be a member of the Board of Commissioners as set out in the Articles of Association and Regulation of Financial Services Authority No. 33/POJK.04/2014 including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the members of the Board of Commissioners resign, it will be resolved at the GMS.

Comply
	4.	The Board of Commissioners through the Nomination and Remuneration Committee formulates a succession policy in the process of nominating members of the Board of Directors.

The Nomination and Remuneration Committee in the Nomination and Remuneration Committee Charter states that one of its duties is to provide recommendations to the Board of Commissioners to be submitted to the Series A Dwiwarna Shareholders, one of which is regarding Succession Planning for Members of the Board of Directors.

Comply

Table of Content

Principle	Recommendation		Implementation	Status

In addition, as a SOE, the provision of succession of the Board of Directors refers to Regulation of Minister of SOE No. PER-03/MBU/02/2015 on the requirements, and procedures for the appointment and dismissal of a member of the Board of Directors of SOE.

Principle 5
Strengthening Membership and Compositions of Board of Directors.	1.	Determination of the number of members of the Board of Directors takes into account the Company’s conditions and effectiveness in decision-making.

Determination of the number of Directors of the company refers to Article 2 paragraph (1) and paragraph (2) of Financial Service Authority Regulation No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies which stipulates that the number of members of the Board of Directors consists of at least 2 (two) members of the Board of Directors, of which 1 (one) is appointed as President Director.

				Comply
	2.	Determination of the composition of members of the Board of Directors takes into account a variety of skills, knowledge, and experiences as required.

At the shareholders’ discretion, members of the Board of Directors of the Company have been appointed by taking into account a variety of skills, knowledge, experiences, and the Company’s conditions and business complexity.

				Comply
	3.	Members of the Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting.

The members of the Board of Directors in charge of accounting and finance in the company is the Finance Director & Risk Management who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of the Board of Directors under the section of Profiles of the Board of Directors.

				Comply
Principle 6
Improving The Quality of Task execution and Responsibility of Board of Directors.	1.	The Board of Directors has the policy to self-assess the performance of the Board of Directors.

The Board of Directors has a policy that regulates performance evaluation, process and indicators for assessing the performance of the Board of Directors individually and collegially, this is stated in the Board of Directors Performance Assessment section in the Board Manual.

				Comply
	2.	The self-assessment policy is reported in an Annual Report.	Results of the self-assessment of the Board of Directors are reported in the Company’s Annual Report under the section of Corporate Governance.	Comply

Table of Content

Principle	Recommendation		Implementation	Status
	3.	The Board of Directors has a policy of resignation in the event of involvement in any financial crimes.

Based on Telkom's Articles of Association and Financial Service Authority Regulation No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies, any member of the Board of Directors who does not meet the requirements to become a member of the Board of Directors and who is involved in a financial crime, his position as Director will be null and void.

In the event that the member of the Board of Directors resigns, it will be decided through the GMS mechanism.

Comply
Principle 7
Improving Corporate Governance Aspect Through Stakeholders Participation.	1.	To have a policy to prevent Insider Trading practice

Based on Regulation of the Director of Human Capital Management No. PR 209.05/r.01/ K250/COP-A4000000/2020 regarding Employee Discipline, the policy to prevent Insider Trading practice is contained in Article 5 regarding prohibitions for each employee include abuse of authority or position and unauthorized use of company information.

Comply
	2.	To have a policy of Anti-Corruption and Anti-Fraud.

Telkom is always committed to supporting the implementation of anti-corruption and anti-corruption in the corporate environment by developing programs and procedures as outlined in internal policies, namely the Integrity Pact, Business Ethics, LHKPN Reporting (Wealth Report of State Administrators), Employee Discipline, Gratification Control, and ISO implementation 37001:2016 Anti-Bribery Management System.

Comply
	3.	To have a policy on the selection and capacity building of Suppliers and Vendors.

Telkom selects suppliers and vendors based on procurement policies that exist within Telkom internally which are managed through the SSO Procurement & Sourcing Center Unit which is carried out based on Regulation of the Director of Finance & Risk Management No. PR.301.08/r.05/HK240/COP-K0700000/2022 regarding Guidelines for Procurement Implementation.

Comply
	4.	To have a policy on the fulfillment of creditors’ rights.	Telkom has a policy to fulfill the rights of our Creditors through the Financial Accounting Unit & Corporate Finance Unit that sets out and manages the rights of Telkom’s creditors.	Comply

Table of Content

Principle	Recommendation		Implementation	Status
	5.	To have a policy on Whistleblowing system.

Through the Resolution of the Board of Commissioners No. 01/KEP/DK/2022 regarding Policies and Procedures for Handling Complaints (Whistleblowing System) within the TelkomGroup which was later ratified by Directors Regulation No. PD. 622.00/r.00/HK200/COP-C0000000/2022 dated January 25, 2022, Telkom guarantees and ensures the protection of the confidentiality of reporters, both employees and third parties who submit complaints or reports of alleged violations. This Whistleblowing System develops complaint channels into 7 (seven) complaint channels, which can be accessed on the Telkom website in the Telkom Integrity Line menu.

Comply
	6.	To have a Policy on the granting of long-term incentives to the Board of Directors and Employees.

In determining the incentives obtained by the Board of Directors, Telkom is guided by Regulation of Minister of SOE No. PER-12/MBU/11/2020 regarding Guidelines for Determining the Income of the Board of Directors, Board of Commissioners, and Supervisory Board of State-Owned Enterprises and their amendments as well as Guidelines for the Implementation of Work (Charter) of Committee for Nomination and Remuneration. As for employees, this incentive is contained in the Collective Labor Agreement regarding Compensation and Benefits and Director of Human Capital Management Regulation No. PR 207.22/r.00/PS770/COP-J2000000/2016 regarding Awards and Recognition which explain the mechanism of giving rewards to employees in the form of stock option as well as an explanation of reward level, one of them at the advanced level are rewarded consistently and in the long-term financially.

Comply
Principle 8
Improving The Implementation of Information Disclosure.	1.	To use wider information technology along with website as a medium of information disclosure.

Telkom also active in various social media as medium for information disclosure and product promotion. In addition, Telkom also use the mailing list system as medium for information disclosure and communication with Investor.

Comply
	2.	The Annual Report of Public Companies disclose the most current beneficial owners of the company’s ownership, at least 5% other than major shareholders and controllers.	Telkom discloses the ultimate beneficial owner in the ownership of company shares with ownership of 5% or more in Telkom's Annual Report in the Composition of Shareholders section.	Comply

Table of Content

Table of Content

CORPORATE GOVERNANCE STRUCTURE

Telkom implements a Corporate Governance structure in accordance with the provisions of the Capital Market and Law no. 40 of 2007 regarding Limited Liability Companies. The Governance Structure at Telkom consists of Main Organs and Supporting Organs, as follows:

Table of Content

CORPORATE GOVERNANCE ASSESSMENT

The principles of Good Corporate Governance (GCG) implemented by Telkom are able to support accountability and increase business success. By implementing GCG within Telkom's environment, Telkom can further increase value and create a superior corporate image in the future. Going forward, Telkom is committed to implementing governance as a whole in accordance with relevant regulations, including laws, government regulations, and ministerial regulations. In addition, Telkom's responsibility as an issuer listed on the Indonesia Stock Exchange cannot be separated from the rules imposed by Financial Services Authority (OJK).

Telkom participates in the ranking of the ASEAN Corporate Governance Scorecard (ACGS) which is a parameter for measuring governance practices initiated by the ASEAN Capital Market Forum (ACMF). The parameters used in ACGS are based on OECD principles and are expected to increase investor confidence in listed companies in ASEAN.

The components of the ACGS assessment are as follows:

1.	Rights of Shareholders.

The basic rights of shareholders include participating in decisions related to fundamental changes in the corporation, participating effectively and using votes in GMS and the right to obtain information regarding the rules that apply at GMS (including voting procedures).

2.	Equal Treatment of Shareholders.

Provisions related to share ownership and voting rights, summons for GMS, prohibition of insider trading and abusive self-dealing (abuse of authority), related party transactions conducted by members of the Board of Commissioners and Board of Directors, as well as protection for minority shareholders from abusive acts.

3.	The Role of Stakeholders.
Stakeholder rights stipulated by law or through collective agreements, development of mechanisms to improve employee performance and participation, protection of stakeholder freedom of expression.
4.	Disclosure and Transparency.

Transparency of ownership structure, quality and timely delivery of Annual Reports, disclosure of RPT (Related Party Transactions) and company share transactions conducted by members of the Board of Directors and Board of Commissioners, External Auditor and Auditor's Reports, Company communication media, and investor relations.

5.	Board Responsibilities.
Provisions related to the duties and responsibilities, structure, and performance of the Board of Directors and Board of Commissioners.

Based on the results of the ACGS assessment organized by the Indonesian Institute for Corporate Directorship (IICD), Telkom has managed to maintain the title of “Very Good” for the last 3 (three) years.

Telkom's GCG implementation has succeeded in bringing the company to an appreciation from the 13th IICD Corporate Governance Award 2022. Telkom won The Best State-Owned Enterprise in the category of Top 50 Issuers with the Largest Market Capitalization. This event is an initiation from Indonesian Institute for Corporate Directorship (IICD) as a form of appreciation to companies that have been able to implement good corporate governance. Furthermore, the IICD recommendations from the results of the 2022 ACGS assessment of the implementation of GCG at Telkom were reported along with the follow-up by Telkom to the Head of Risk Management and Compliance at the Ministry of State-Owned Enterprises.

Then Telkom also received an award from Warta Ekonomi as Excellence Good Corporate Governance Implementation on Strengthening the Company's Business Lines in the Information, Technology and Communication category. Through the 2022 Indonesia Excellence Good Corporate Governance Awards: Implementing a Continuous Process, Telkom is considered capable of consistently implementing GCG in managing its company's activities. The implementation of good corporate governance will certainly have a positive impact on the process of business growth, company value and shareholders in a sustainable manner and create fair market competition and a conducive business climate, and ultimately contribute to developing Indonesia.

Table of Content

GENERAL MEETING OF SHAREHOLDERS (GMS)

General Meeting of Shareholders (GMS) is one of Telkom's governance organ that functions as a means for shareholders to make important and strategic decisions. Annual GMS (AGMS) is held once every year in accordance with Telkom's Articles of Association and the laws and regulations and has the following routine discussion agenda:

1.	Approval of the Company’s Annual Report, including Board of Commissioners Supervisory Task Report.
2.

Ratification of the Company’s Financial Statement and Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of the Board of Directors and Commissioners.

3.	Determination of Company’s Net Income, including dividend payment in the Financial Year.
4.	The determination of remuneration for the members of the Board of Directors and Commissioners.
5.

The appointment of Public Accounting Firm to audit the Company’s Financial Statements, including audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to audit Financial Statements of Partnership and Community Development Programs.

6.	Any other agenda proposed by one or more shareholders that represent 1/20 or more of all shares that have a voting right.

AGMS FOR THE 2020 FINANCIAL YEAR

On May 28, 2021, AGMS was held for the performance of the 2020 Financial Year. At the AGMS, the Company appointed independent parties to carry out vote counts and/or conduct validation at the meeting of the Securities Administration Bureau PT Datindo Entrycom and Notary Utiek R. Abdurachman SH. , MLI., MKn. with details of the agenda, vote count and realization of the 2020 AGMS resolutions as follows:

Agenda	AGMS Resolution		Status of the AGMS Resolution
1.

Approve the Annual Report for the Financial Year of 2020 including the Supervisory Report of the Board of Commissioners, and ratify the Consolidated Financial Statements of the Company for the Financial Year of 2020 which have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (member firm of Ernst & Young Global Limited) according to the report Number: 00884/2.1032/AU.1/06/1007-2/1/IV/2021 dated April 29, 2021 with an opinion “fair, in all material respects”, as well as provide full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for management and supervision actions that have been carried out in the Financial Year ending on December 31, 2020 as long as these actions would not be considered as criminal acts and are reflected in the report books of the Company.

Resolution effective immediately.
The Result of Decision Making
	Agree	78,476,251,347 shares or 96.2584707%
	Disagree	1,782,798,421 shares or 2.1867692%
	Abstain	1,267,542,900 shares or 1.5547601%
2.

Ratify the Annual Report of the Partnership and Community Development Program (PKBL) for the Financial Year of 2020 and ratify the Financial Statements of PKBL of 2020 which have been audited by KAP Purwantono, Sungkoro & Surja (member firm of Ernst & Young Global Limited) according to the report Number: 00094/2.1032/AU.2/11/0687-4/1/II/2021 dated February 23, 2021 with an opinion “fair in all material respects”, as well as provide full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for management and supervision actions PKBL for the Financial Year of 2020, as long as these actions are not criminal acts and are reflected in the report.

Resolution effective immediately.
The Result of Decision Making
	Agree	76,258,022,462 shares or 93.5376053%
	Disagree	3,980,720,606 shares or 4.8827266%
	Abstain	1,287,849,600 shares or 1.5796681%

Table of Content

Agenda	AGMS Resolution			Status of the AGMS Resolution
3.	1.

To approve and determine the appropriation of the Company’s net profit for the Financial Year 2020 in the amount of Rp20,804,310,657,418.00 (twenty trillion eight hundred four billion six hundred fifty-seven thousand and four hundred eighteen) as follow:

● Dividend distribution was conducted on July 2, 2021.
a.

Cash Dividend amounting to 60% of the net profit or in the amount of Rp12,482,586,394,450.80 (twelve trillion four hundred eighty two billion five hundred eighty six million three hundred ninety four thousand and four hundred fifty Rupiah point eighty cents) or amounting to Rp126.0075 (one hundred twenty six point zero zero seven five Rupiah) per shares based on issued shares on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand and six hundred) shares;

● The decision on returned earnings effective immediately
b.

Special Dividend amounting to 20% of the net profit or in the amount of Rp4,160,862,131,483.60 (four trillion one hundred sixty billion eight hundred sixty two million one hundred thirty one thousand and four hundred eighty three Rupiah point sixty cents) or amounting to Rp42.0025 (forty two point zero zero two five Rupiah) per shares based on issued shares on the date of the meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand and six hundred) shares;

c.

Recorded as Retained Earnings in the amount of 20% from net profit or amounting to Rp4,160,862,131,483.60 (four trillion one hundred sixty billion eight hundred sixty two million one hundred thirty one thousand four hundred eighty three Rupiah point sixty cents) which will be used for the development of the Company.

	2.	The distribution of Cash Dividend and Special Dividend for the Financial Year 2020 will be conducted with the following conditions:
		a.	Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on June 10, 2021, up to 16.15 Western Indonesia Time;
		b.	Cash Dividend and Special Dividend shall be paid all at the latest on July 2, 2021.
3.

To grant the power and authority to the Board of Directors with the right of substitution to further regulate the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.

The Result of Decision Making
		Agree	76,157,129,413 shares or 93.4138505%
		Disagree	3,996,685,689 shares or 4.9023092%
		Abstain	1,372,777,566 shares or 1.6838402%
4.	1.

To grant power and authority to Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2020 and to determine honorarium allowance, facility, and other incentives to members of the Board of Commissioners for Year 2021.

Resolution effective immediately.
2.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2020 and also to determine salary, allowance, facility, and other incentives to members of the Board of Directors for Year 2021.

The Result of Decision Making
		Agree	75,089,718,737 shares or 92.1045714%
		Disagree	4,488,754,931 shares or 5.5058782%
		Abstain	1,948,119,000 shares or 2.3895504%
5.	1.

To reappoint the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company which include the audit of the Consolidated Financial Statements of the Company, including the Internal Control Audit over Financial Reporting and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2021.

Resolution effective immediately.

Table of Content

Agenda	AGMS Resolution			Status of the AGMS Resolution
2.

To grant authority to the Board of Commissioners of Company to determine the appropriate audit fee, addition of the scope of work required and other terms and conditions of the relevant Public Accounting Firm.

3.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the substitute Public Accounting Firm in Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), in the event cannot complete its duty for any reason to audit of Financial Reporting and the Financial Statements of Partnership and Community Development Program for the Financial Year 2021.

The Result of Decision Making
		Agree	77,741,267,774 shares or 95.3569446%
		Disagree	2,428,372,047 shares or 2.9786257%
		Abstain	1,356,952,847 shares or 1.6644297%
6.	1.

Approve amendment to the Articles of Association to adjust to the Regulation of the Financial Services Authority Number 14/POJK.04/2019regarding Amendment to the Regulation of the Financial Services Authority Number 32/POJK.04/2015regarding Increase in Capital for Public Companies by Providing Pre-emptive Rights, Regulation if the Financial Services Authority Number 15/POJK.04/2020regarding Plans and Implementation of General Meeting of Shareholders of Public Companies, and Regulation of the Financial Services Authority Number 16/POJK.04/2020regarding Implementation of General Meeting of Shareholders of Public Companies Electronically

Resolution effective immediately.
	2.	Approve the amendment to the Articles of Association of the Company to adjust the company’s business activities to the Indonesian Standard Industrial Classification of 2020.
	3.	Approve to reconstitute all provisions of the Articles of Association of the Company in connection with the amendments as referred to in points 1 and 2 of the aforementioned decisions.
4.

Grant power and authority to the Board of Directors of the Company with the right of substitution to take all necessary actions in connection with the resolutions of the agenda of this Meeting, including reconstitute and restate the entire Articles of Association of the Company in a Notary Deed, and grant the power with the right of substitution to submit to the competent authority to obtain a receipt of notification of amendments to the Articles of Association of the Company, conduct everything deemed necessary and useful for this purpose with nothing is excluded, including to make additions and/or any alterations of the amendments to the Articles of Association, if it is required by the competent authority.

The Result of Decision Making
		Agree	58,233,851,711 shares or 71.4292721%
		Disagree	21,672,557,680 shares or 26.5834214%
		Abstain	1,620,183,277 shares or 1.9873065%
7.

Affirm the enforcement of Regulation of the Minister of SOE Number PER-11MBU/11/2020 dated November 12, 2020regarding Management Contracts and Annual Management Contracts for the Board of Directors of State-Owned Enterprises as well as the amendments thereof.

Resolution effective immediately.
The Result of Decision Making
	Agree		80,126,825,278 shares or 98.2830542%
	Disagree		111,866,990 shares or 0.1372153%
	Abstain		1,287,900,400 shares or 1.5797304%

Table of Content

Agenda	AGMS Resolution				Status of the AGMS Resolution
8.	1.	To honorably dismiss the following members of the Board of Commissioners of the Company:			Resolution effective immediately.
		No.	Name	Position
		1)	Mr. Rhenald Kasali	President Commissioner/Independent Commissioner
		2)	Mr. Alex Denni	Commissioner
		3)	Mr. Ahmad Fikri Assegaf	Commissioner
		4)	Mr. Chandra Arie Setiawan	Independent Commissioner
		5)	Mr. Marsudi Wahyu Kisworo	Independent Commissioner

Each was appointed based on the resolution of the Annual GMS of the financial year of 2018, Annual GMS of the financial year of 2019, effective as of the close of this GMS, with gratitude for the contribution of efforts and thought during their term as the member of the Board of Commissioners of the Company.

	2.	To appoint the names below as members of the Board of Commissioners of the Company:
		No.	Name	Position
		1)	Mr. Bambang Permadi Soemantri Brodjonegoro	President Commissioner/Independent Commissioner
		2)	Mr. Isa Rachmatarwata	Commissioner
		3)	Mr. Arya Mahendra Sinulingga	Commissioner
		4)	Mr. Bono Daru Adji	Independent Commissioner
		5)	Mr. Abdi Negara Nurdin	Independent Commissioner
3.

To confirm the honorably dismissal of Mr. DIAN RACHMAWAN as Wholesale & International Service Director who was appointed based on Annual GMS financial year 2019, effective as of the closing of this GMS, with gratitude for the contribution of efforts and thought during their term as the member of the Board of Directors of the Company.

	4.	To change the nomenclature of positions for members of the Board of Directors of the Company, from originally as Director of Finance to Director of Finance and Risk Management.
5.

Re-assign Mr. Heri Supriadi, who was appointed based on the Resolution of the Annual General Meeting of Shareholders for the Financial Year of 2019, previously the Director of Finance to become the Director of Finance and Risk Management, with a term of office continuing the remaining term of office in accordance with the resolution of the AGM.

	6.	Reappoint Mr. Bogi Witjaksono as Wholesale & International Service Director.
7.

The term of office of the appointed members of the Board of Commissioners and the Board of Directors as referred to in number 2 and number 6, is in accordance with the provisions of the Articles of Association of the Company, with due observance of the laws and regulations in the capital market sector and without prejudice to the right of the GMS to dismiss at any time.

8.

With the confirmation of dismissal, and the appointment of members of the Board of Commissioner as referred to in number 1, and number 2, as well as the dismissal, changes in nomenclature of positions, re-assignment, and the appointment of members of the Board of Directors as referred to in number 3, number 4, number 5 dan number 6, the composition of members of the Board of the Company shall be as follows:

Table of Content

Agenda	AGMS Resolution					Status of the AGMS Resolution
		a.	Board of Commissioners
			No.	Name	Position
			1)	Mr. Bambang Permadi Soemantri Brodjonegoro	President Commissioner/Independent Commissioner
			2)	Mr. Wawan Iriawan	Independent Commissioner
			3)	Mr. Bono Daru Adji	Independent Commissioner
			4)	Mr. Abdi Negara Nurdin	Independent Commissioner
			5)	Mr. Marcelino Rumambo Pandin	Commissioner
			6)	Mr. Ismail	Commissioner
			7)	Mr. Rizal Mallarangeng	Commissioner
			8)	Mr. Isa Rachmatarwata	Commissioner
			9)	Mr. Arya Mahendra Sinulingga	Commissioner
		b.	Board of Directors
			No.	Name	Position
			1)	Mr. Ririek Adriansyah	President Director
			2)	Mr. Budi Setyawan Wijaya	Strategic Portofolio Director
			3)	Mr. Edi Witjara	Enterprise and Business Service Director
			4)	Mr. Heri Supriadi	Financial Risk Management Director
			5)	Mr. Herlan Wijanarko	Network & IT Solution Director
			6)	Mr. Bogi Witjaksono	Wholesale and International Service Director
			7)	Mr. Muhammad Fajrin Rasyid	Digital Business Director
			8)	Mr. Afriwandi	Human Capital Management Director
			9)	Mrs. FM Venusiana R.	Consumer Service Director
9.

Members of the Board of Directors and the Board of Commissioners, who are appointed as referred to in number 2 and number 6, however still in other positions that are prohibited based on laws and regulations to be concurrent with the position of member of the Board of Directors or the Board of Commissioners of a State-Owned Enterprise, must resign or be dismissed from such position.

10.

To grant power and authority to the Board of Directors of the Company, with the right of substitution, to state of the resolution as adopted in the GMS in the Notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the meeting.

The Result of Decision Making
		Agree		55,156,958,053 shares or 67.6551739%
		Disagree		23,162,924,856 shares or 28.4114963%
		Abstain		3,206,709,759 shares or 3.9333298%

In practice, AGMS decision of the Financial Year of 2020 immediately applies to business implementation and company operation.

Table of Content

AGMS FOR THE 2021 FINANCIAL YEAR

On May 28, 2021, AGMS was held for the performance of the 2020 Financial Year. At the AGMS, the Company appointed independent parties to carry out vote counts and/or conduct validation at the meeting of the Securities Administration Bureau PT Datindo Entrycom and Notary Ashoya Ratam SH., MKn . with details on the agenda, vote count, and realization of AGMS resolutions for the 2021 Financial Year as follows:

Agenda	AGMS Resolution			Status of the AGMS Resolution
1.	1.

Approved the Annual Report of the Company for the Financial Year of 2021 including the Report on the Supervisory Duties of the Board of Commissioners, and ratified the Consolidated Financial Statements of the Company for the year ended on December 31, 2021 which have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report Number: 00614/2.1032/AU.1/06/0702-1/1/IV/2022 dated April 18, 2022 with an opinion of "fair, in all material respects", as well as provided full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and Board of Commissioners of the Company for management and supervision actions that have been carried out in the Financial Year ended on December 31, 2021 as long as the action is not a criminal offense and has been reflected in the aforementioned Report.

				Resolution effective immediately.
		The Result of Decision Making
		Agree	86,750,611,190 shares or 99.4895581%
		Disagree	393,836,612 shares or 0.4516698%
		Abstain	51,246,733 shares or 0.0587721%
2.	1.

Ratified the Financial Statements and Implementation of Social and Environmental Responsibility Program of the Company for the Financial Year of 2021 which includes the Financial Report of the Micro and Small Business Funding Program that have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member of firm of Ernst & Young Global Limited) according to its report Number: 00046/2.1032/AU.2/11/0687-5/1/II/2022 dated February 4, 2022, and provides full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and Board of Commissioners of the Company for the management and supervision action on the Social and Environmental Responsibility Program which ended on December 31, 2021 as long as the action is not a criminal offense and has been reflected in the aforementioned Report.

The Result of Decision Making

Agree

86,878,103,517 shares or 99.6357721%

Disagree

260,667,085 shares or 0.2989449%

Abstain

56,923,933 shares or 0.0652830%

				Resolution effective immediately.
3.	1.	Determined the utilization of the Company's net profit for the Financial Year of 2021, which totally in the amount of Rp24,759,868,402,874.00, shall be allocated as follows:		● Dividend distribution was conducted on June 30, 2022.
				● The decision on retained earning effective immediately.
		a.

Cash Dividend amounting to 60% of the net profit or in the amount of Rp14,855,921,041,724.40 or Rp149.9656 per share, based on the amount of shares issued on the date of the Meeting, amounting to 99.062.216.600 shares.

		b.	Recorded as Retained Earnings in the amount of 40% of the net profit or amounting to Rp9,903,947,361,149.60 which will be utilized for Company's business development.

Table of Content

Agenda	AGMS Resolution			Status of the AGMS Resolution
	2.	The distribution of Cash Dividend for the Financial Year of 2021 shall be conducted with the following conditions:
		a.

Those who are entitled to receive Dividend are shareholders whose names are recorded in the Register of Shareholders of the Company at the close of the trading of the Company's shares on the Indonesia Stock Exchange on June 9, 2022.

		b.	Cash Dividend will be fully paid at the latest on July 1, 2022.
	3.

Granted power and authority to the Board of Directors with the right of substitution to further regulate the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations at the stock exchange where the Company's shares are listed.”

The Result of Decision Making

Agree

83,598,594,269 shares or 95.8746813%

Disagree

3,537,310,930 shares or 4.0567495%

Abstain

59,789,336 shares or 0.0685691%

4.	1.

Granted power and authority to Shareholder of Serie A Dwiwarna to determine the amount of tantiem for the members of the Board of Commissioners for performance in the Financial Year of 2021 as well as salary/honorariums, benefits, facilities, and other incentives for Year of 2022.

				Resolution effective immediately.
	2.

Granted power and authority to the Board of Commissioners after obtaining written approval from the Shareholder of Serie A Dwiwarna to determine the amount of tantiem to the members of the Board of Directors for the Financial Year of 2021

as well as salary/honorariums, benefits, facilities, and other incentives for Year of 2022.”

The Result of Decision Making

Agree

75,005,483,919 shares or 86.0197104%

Disagree

12,149,969,480 shares or 13.9341392%

Abstain

40,241,136 shares or 0.0461504%

5.	1.

Reappointed the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) as KAP that will audit the Consolidated Financial Statements of the Company and Report of Micro and Small Business Funding Program of the Company for the Financial Year 2022.

				Resolution effective immediately.
	2.

Granted power and authority to the Board of Commissioners of the Company to appoint KAP to conduct an audit of the Consolidation Financial Statements of the Company for other periods in Financial Year of 2022.

	3.

Granted authority the Board of Commissioners of the Company to determine the audit services fee and other requirements for the KAP, as well as determine replacement KAP in case KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), for any reason, is not able to complete the audit of the Consolidated Financial Statements of the Company, Report of Micro and Small Business Funding Program of the Company as well as other reports for the Financial Year of 2022, including determining audit service fee and other requirements for the replacement KAP.

The Result of Decision Making

Agree

83,776,438,962 shares or 96.0786417%

Disagree

3,249,334,273 shares or 3.7264848%

Abstain

169,921,300 shares or 0.1948735%

Table of Content

Agenda	AGMS Resolution		Status of the AGMS Resolution
6.	1.	Approved the Amendment to the Articles of Association of the Company to adjust the Business Activities of the Company to be in line with the Indonesia Standard Industrial Classification of 2020.	Resolution effective immediately.
	2.	Approved to reconstitute all provisions of the Articles of Association of the Company in connection with the amendment as referred to point 1 of this resolution.
	3.

Granted power and authority to the Board of Directors of the Company with the right of substitution to take all necessary actions in connection to the resolutions of the agenda of this Meeting, including reconstitute and restate the entire Articles of Association of the Company in a Notarial Deed and granted power with the right of substitution to submit the same to the competent authority in order to obtain approval and/or receipt of notification regarding amendment to the Articles of Association of the Company, conduct everything as may be deemed necessary and useful for this purpose with nothing excluded, including to make additions and/or any alterations of amendments to the Articles of Association, if it is required by the competent authority.

The Result of Decision Making

Agree

62,197,663,488 shares or 71.3311177%

Disagree

24,639,007,047 shares or 28.2571372%

Abstain

359,024,000 shares or 0.4117451%

7.	1.	Affirmed the enforcement of MSOE Regulation No. PER-05/MBU/04/2021regarding Corporate Social and Environmental Responsibility Program of State-Owned Enterprises as well as the amendments thereof.	Resolution effective immediately.
	2.

Affirmed the enforcement of MSOE Regulation No. PER-11/MBU/07/2021regarding Requirements and Procedures of Appointment and Dismissal of the Member of Board of Director of State-Owned Enterprises as well as the amendments thereof.

	3.

Affirmed the enforcement of MSOE Regulation No. PER-13/MBU/09/2021regarding the Sixth Amendment to the MSOE Regulation No. PER-04/MBU/2014regarding Guidelines for the Determination of Remuneration of Board of Directors, Board of Commissioners, and Supervisory Board of State-Owned Enterprises as well as the amendments thereof.

The Result of Decision Making

Agree

83,745,134,639 shares or 96.0427405%

Disagree

3,382,011,496 shares or 3.8786451%

Abstain

68,548,400 shares or 0.0786144%

8.	1.

Approved the delegation of power and authority to the Board of Commissioners to approve the Statement of Founder of the Telkom Pension Fund regarding the Amendment to the Regulations of the Telkom Pension Fund which results in Changes in Funding and/or Amount of Pension Benefits.”

The Result of Decision Making

Agree

71,123,484,529 shares or 81.5676564%

Disagree

15,657,110,706 shares or 17.9562888%

Abstain

415,099,300 shares or 0.4760548%

			Resolution effective immediately.

In practice, AGMS decision of the Financial Year of 2021 immediately applies to business implementation and company operation.

Table of Content

BOARD OF COMMISSIONERS

The Board of Commissioners is one of the organs of the Company and has duties and responsibilities that collectively oversee the running of the Company and provide advice to the Board of Directors based on Law no. 40 of 2007 regarding Limited Liability Companies. In addition, the Board of Commissioners is also tasked with ensuring that the implementation of GCG principles has been implemented in every Telkom business practice.

BOARD OF COMMISSIONERS’ CHARTER

The work guidelines for Telkom's Board of Commissioners are regulated in Board Manual of the Board of Commissioners and Directors which was approved and signed by the Board of Commissioners and Directors in Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia, Tbk. In the charter, there is a work order that regulates the responsibilities, obligations, and division of tasks of the Board of Commissioners. In addition, this Charter also stipulates provisions regarding meetings, conflicts of interest, share ownership, as well as the relationship between the Board of Commissioners and the Board of Directors and the GMS. The duties and responsibilities of members of the Board of Commissioners are also regulated in the Company's Articles of Association.

BOARD OF COMMISSIONERS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

Telkom's Articles of Association stipulates the Board of Commissioners' obligations to:

1.	Provide advice to the Board of Directors in performing the Company’s management;
2.

Provide opinion and give approval over the Annual Work Plan and Budget of the Company as well as other work plans which have been prepared by the Board of Directors, in accordance with the provisions of the Articles of Association and the prevailing laws and regulations;

3.	Keep up with Company’s activities progress, provide opinions and advice to the GMS regarding every issue considered important for the Company’s management;
4.	Report to Series A Dwiwarna shareholder if there is any indication of decreasing performance of the Company;
5.	Propose to the GMS for the appointment of Public Accountant who will perform the audit over the Company’s book;
6.	Review and analyze the periodic reports and the Annual Report prepared by the Board of Directors as well as execute the Annual Report;
7.	Provide explanation, opinion, and advice to the GMSregarding the Annual Report, if requested;
8.	Draw up the minutes of the meeting of the Board of Commissioners and keep their copies;
9.	Report to the Company with regard to their and/or their families share ownership in the Company aforesaid and in other companies;
10.	Provide report regarding the supervisory duties, which have been performed during the recently passed Financial Year to the GMS;
11.

Provide explanation regarding any matters inquired about or requested by Series A Dwiwarna shareholder with due observance of the statutory regulations, particularly those prevailing in the Capital Market sector;

12.

Perform other obligations in the framework of supervisory duties and advice provision, to the extent, it does not contradict the statutory regulations, the Articles of Association and/or the resolutions of the GMS.

Table of Content

The authority of the Board of Commissioners is as follows:

A
1.	Examine books, letters, as well as other documents, examine cash position for verification purposes and other securities and examine the assets of the Company;
2.	Enter the yards, buildings, and offices used by the Company;
3.	Ask explanation from the Board of Directors and/or other officialsregarding any issuesregarding the Company’s management;
4.	Be informed of any policies and actions, which have been and which will be taken by the Board of Directors;
5.

Ask the Board of Directors and/or other officials under the level of the Board of Directors, with the knowledge of the Board of Directors, to attend the meeting of the Board of Commissioners, while requests for or support for activities other than meetings will be carried out with due observance of professionalism, ethics, interests of the Company and the organs of the Company;

6.	Appoint and dismiss a secretary of the Board of Commissioners;
7.	Suspend the members of the Board of Directors in accordance with the provisions of this Articles of Association of the Company;
8.	Form the Audit Committee, the Remuneration and Nomination Committee, the Risk Monitoring Committee, and other committees, if considered necessary, with due observance of the capability of the company;
9.	Utilize experts for certain matters and within a certain period on the account of the Company, if considered necessary;
10.	Perform the management actions over the Company in certain conditions for a certain period under the provisions of this Articles of Association;
11.	Approve the appointment and dismissal of the Corporate Secretary and/or the Head of Internal Supervisory Unit;
12.	Examine and review the Annual Report prepared by the Board of Directors and sign the Annual Report;
13.	Attend the meeting of the Board of Directors and give viewpoint towards the matters being discussed;
14.	Perform other supervisory authorities as long as it does not contradict with the statutory regulations, the Articles of Association and/or the resolutions of the GMS;
15.

In order to carry out their supervisory function, members of the Board of Commissioners at agreed working hours or other times, jointly or individually, with or without prior notification to the Board of Directors, by taking into account professionalism, the interests of the Company, the public and organs, have rights access but not limited to buildings and locations from or other places that are used to be controlled by the Company's subsidiaries and have rights to check books, documents, reports, and inventory of goods, and check cash positions (for verification purposes) and other guarantees and to find out all actions taken by the Directors of the subsidiary which are based on the principle of disclosure of information by taking into account the confidentiality of the Company, and can provide advice to subsidiaries regarding policies/actions that have been decided or will be taken by the Directors of the subsidiaries either requested or not.

In the event of a company loss, members of the Board of Commissioners have a collective responsibility for mistakes or omissions in carrying out their duties, unless proven:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly with the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

Table of Content

TERM OF SERVICE OF MEMBERS OF THE BOARD OF COMMISSIONERS

Members of the Board of Commissioners have 5 years term of office without reducing the authority of the GMS to dismiss members at any time. The GMS has the right to reappoint members of the Board of Commissioners for the next 1 term after their term of office ends.

MECHANISM OF RESIGNATION AND DISMISSAL OF THE BOARD OF COMMISSIONERS

Based on the Minister of SOE Regulation Number: PER-02/MBU/02/2015 regarding the Regulation of the Minister of State-Owned Enterprisesregarding Requirements and Procedures for Appointment and Dismissal of Members of the Board of Commissioners and Supervisory Board of State-Owned Enterprises, as well as amendments to the Minister of SOE Regulation Number: PER- 10/MBU/10/2020, members of the Board of Commissioners may resign and/or be dismissed at any time before their term of office ends for various reasons. Members of the Board of Commissioners may be dismissed by the Minister of SOE or the GMS for other reasons for the interests and objectives of the SOE and/or the Company.

BASIS OF APPOINTMENT OF THE BOARD OF COMMISSIONERS

The mechanism for selecting and appointing members of Telkom's Board of Commissioners is carried out through the GMS. In addition, the appointment of Telkom's Board of Commissioners is based on the Minister of SOE Regulation Number PER-02/MBU/02/2015regarding the Regulation of the Minister of State-Owned Enterprisesregarding Requirements and Procedures for Appointment and Dismissal of Members of the Board of Commissioners and Supervisory Board of State-Owned Enterprises, as well as amendments to the regulations. Minister of SOE Number: PER-10/MBU/10/2020. The appointment or selection of the Board of Commissioners takes into account the competence and expertise, integrity and background required by the Company.

ORIENTATION PROGRAM FOR NEW MEMBERS OF THE BOARD OF COMMISSIONERS

Each new member of the Board of Commissioners must attend an orientation to understand Telkom's activities and conditions. This orientation program is coordinated by the Corporate Secretary, in accordance with the Regulation of the Minister of SOEs No. PER-01/MBU/2011. In 2022, there are no orientation program for members of the Board of Commissioners because in 2022 there are no change in members of the Board of Commissioners.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

Every year, Telkom provides opportunities for members of the Board of Commissioners to attend various educations, trainings, seminars, and other similar activities. The goal is that members of the Board of Commissioners can develop their knowledge and expertise.

The following table presents information related to education and/or training that members of the Board of Commissioners have attended during 2022.

Table of Content

Education, Training, Seminar, and Congress of Members of the Board of Commissioners of Telkom in 2022

No	Program	Organizer	Location	Date	Commissioners
1	Dubai Expo Panelist “Satu Data Vaksin”	Telkom	Online	January 5, 2022	Ismail
2	Early Years Briefing at AdMedika	AdMedika	Jakarta	January 10, 2022	Marcelino R Pandin
3	Tech for Good Institute (TFGI) Inaugural Dialogue Indonesia	Grab Indonesia	Jakarta	January 13, 2022	Bambang PS Brodjonegoro
4	Leaders Offsite Meeting	CTO Ministry of Finance	Bali	January 13, 2022	Isa Rachmatarwata
5	The 1st National Conference “Leveraging the Roles of Audit Committee”	IKAI	Online	January 26-27, 2022	1. Bambang PS Brodjonegoro 2. Bono Daru Adji 3. Wawan Iriawan 4. Abdi Negara Nurdin
6	Indonesia Fiscal Reform Development Policy Loan	IMF	Online	January 27, 2022	Isa Rachmatarwata
7	Startup Glory “Sharing Session”	Telkom	Denpasar, Bali	January 28, 2022	Marcelino R Pandin
8	Financing for the Sustainable Development Goals	IAI Italy	Online	February 1, 2022	Bambang PS Brodjonegoro
9	Webinar Tel-U “Connectivity Improvement on The Rural Urban Area”	TIP & Telkom University	Online	February 2, 2022	Ismail
10	Webinar “Road to Indonesia 5G Security Readiness”	Cloud Computing Indonesia & Huawei	Online	February 7, 2022	Ismail
11	Sultra TV Talkshow “Roadmap for Implementation of Indonesia’s Digital Transformation”	Sultra TV	Online	February 8, 2022	Ismail
12	Webinar Tel U	APTIKOM	Bandung	March 23, 2022	Ismail
13	BUMN Goes To Campus	Ministry of Finance	Online	February 24, 2022	Isa Rachmatarwata
14	Speaker Invitation to IoT Asia+: Indonesia Roadshow	IoT Asia+	Online	February 24, 2022	Ismail
15	Data-Driven Series: Data Revolution in Indonesia’s Public Sector	Algoritma in partnership with KPK and LPS	Online	February 24, 2022	Ismail
16	Press Conference “Preparation for the Implementation of the First Phase of ASO”	PPI Ministry of Communication and Information Technology	Jakarta	February 25, 2022	Ismail
17	Mobile World Congress (MWC) “Develop Open Technology and Metaverse Ecosystem in Indonesia”	Ministry of Communication and Information Technology, Meta Connectivity & TIP	Barcelona, Spain	March 8, 2022	Ismail
18	Meeting of the OPEC Fund for International Development	OPEC Fund for International Development	Online	March 16, 2022	Isa Rachmatarwata
19	Forbes Digital Assets & Web3 Summit	Forbes	Online	March 16, 2022	Marcelino R Pandin
20	Webinar “Apakah Tarif Internet Menjadi hambatan Utama Terwujudnya Indonesia Terkoneksi?”	PPI Ministry of Communication and Information Technology	Online	March 17, 2022	Ismail
21	Onboarding Commissioner Program Batch 4 of 2022	Ministry of SOE	Online	March 17, 2022	Bono Daru Adji

Table of Content

No	Program	Organizer	Location	Date	Commissioners
22	Ministry of SOE Leadership Forum	Ministry of SOE	Nusa Dua, Bali	March 19, 2022	1. Marcelino R Pandin 2. Bono Daru Adji 3. Wawan Iriawan 4. Abdi Negara Nurdin
23	Workshop Telkom Corporate Organization Post-5 Bold Moves	Telkom	Jakarta	March 23, 2022	1. Bambang PS Brodjonegoro 2. Arya M Sinulingga 3. Isa Rachmatarwata 4. Marcelino R Pandin 5. Ismail 6. Rizal Mallarangeng 7. Bono Daru Adji 8. Wawan Iriawan 9. Abdi Negara Nurdin
24	Workshop National Resilience Institute	National Resilience Institute	Jakarta	March 24, 2022	Marcelino R Pandin
25	Global Solution Summit	Global Solution Initiative	Berlin	March 27-31, 2022	Bambang PS Brodjonegoro
26	Student Communication Forum – TRISAKTI	Trisakti University	DKI Jakarta	March 27, 2022	Arya M Sinulingga
27	Socialization of the Law on Central and Regional Financial Relations	Ministry of Finance	Bandung	March 29, 2022	Isa Rachmatarwata
28	Keynote Speech ABDI International Web summit: Cyber Security to Prevent Future Cyber Warfare	El Jhon: ABDI (Asosiasi Big Data & AI)	Online	March 30, 2022	Ismail
29	Gathering Pelindo Digital Squad	Pelindo	Bogor	March 31, 2022	Arya M Sinulingga
30	The 5th Conference on Web3, Blockchain & Crypto	MC-SQUARE Leuven	Online	March 31, 2022	Marcelino R Pandin
31	World Bank Indonesia Partnership: Advisory Committee Meeting on Accelerating Human Capital Development	World Bank	Online	April 6, 2022	Isa Rachmatarwata
32	Opening Ceremony Upgrade 3G ke 4G at TSO Gatsu	Telkomsel	Jakarta	April 6, 2022	Ismail
33	G20 Talk	Oxford Society Indonesia	Online	April 8, 2022	Bambang PS Brodjonegoro
34	Press Conference for Internet of Things (IoT) Creation 2022 program “Recover Stronger, Collaboration Beyond Borders”	Ministry of Communication and Information Technology & Asosiasi IoT Indonesia (Asioti)	Online	April 12, 2022	Ismail
35	National Association of Broadcasters (NAB) Show	NAB	Las Vegas, USA	April 20-27, 2022	1. Abdi Negara Nurdin 2. Marcelino R Pandin
36	Sharing Session Update about Capital Market	Telkom	Online	April 22, 2022	1. Bambang PS Brodjonegoro 2. Arya M Sinulingga 3. Isa Rachmatarwata 4. Marcelino R Pandin 5. Ismail 6. Rizal Mallarangeng 7. Bono Daru Adji 8. Wawan Iriawan 9. Abdi Negara Nurdin

Table of Content

No	Program	Organizer	Location	Date	Commissioners
37	APAC Spectrum Conference – Session 2: Balancing priorities – Delivering a Spectrum Strategy to Meet The Varied Connectivity Requirements of the APAC Region	Global Spectrum Series	Bangkok and Online	April 26, 2022	Ismail
38	Lead by Example	IFG	Online	April 27, 2022	Arya M Sinulingga
39	Global Meeting of the Emerging Markets Forum	Global Emerging Market	Paris	May 15-18, 2022	Bambang PS Brodjonegoro
40	TowerXchange Meetup Europe 2022	The Euromoney Institutional Investor PLC group	London, UK	May 15-19, 2022	1. Rizal Mallarangeng 2. Bono Daru Adji 3. Wawan Iriawan
41	T7 Summit	T7	Berlin, Germany	May 23-25, 2022	Bambang PS Brodjonegoro
42	The Impact of IKN on the Regional Economy and Banking Sector of North Sulawesi	ISEI – UNSRAT	Online	May 31, 2022	Bambang PS Brodjonegoro
43	Panelists on ITU – WSIS	ITU, UNESCO, UNDP and UNCTAD	Jenewa and Online	June 1, 2022	Ismail
44	Talk Show Streaming through Youtube	Heartline Networks	Online	June 3, 2022	Marcelino R Pandin
45	Workshop Political Parties in Local Governance and Development	Penang Institute & Konrad Adenauer Shifting	Penang, Malaysia	June 6-7, 2022	Marcelino R Pandin
46	Musrebang Polri 2023	Indonesian Police	Jakarta	June 14, 2022	Isa Rachmatarwata
47	Rakornas Pengawasan Intern Pemerintah Tahun 2022	BPKP	Online	June 14, 2022	Bono Daru Adji
48	Prospect for Australia – Indonesia Trade Investment Partnership	ANU – Indonesia project	Canberra/Australia	June 15, 2022	Bambang PS Brodjonegoro
49	Navigating Post-pandemic Opportunities: Indonesian M&A Outlook and Insights	PWC	Online	June 15, 2022	Bambang PS Brodjonegoro
50	Public Lecture About Wisely Utilizing Telecommunications Devices in Islamic Boarding Schools to Support Digital Transformation	SDPPI	Lombok, NTB	June 16, 2022	Ismail
51	Digital Banking Trends and Innovations	Association of Capital Market Legal Consultants	Online	June 16, 2022	Bono Daru Adji
52	Meeting of OFID 2022	OPEC Fund for International Development	Vienna	June 20, 2022	Isa Rachmatarwata
53	National Team Alert Call II to control the frequency onboard the KRI Banda Aceh TNI AL at the Tanjung Priok Kolinlamil	SDPPI and TNI AL	Jakarta	June 21, 2022	Ismail
54	Global Pathways to a Hydrogen Energy Futures (GPHEF) Conference	Institute on Science for Global Policy	Online	June 23, 2022	Bambang PS Brodjonegoro
55	Indonesia 5G & Digital Connectivity Workshop by USTDA	USTDA’s contractor & BCIU	Jakarta	June 29, 2022	Ismail
56	Asian Impact Leader Network	AVPN – The Rockefeller Foundation	Bellagio	July 4-8, 2022	Bambang PS Brodjonegoro
57	Focus Group Discussion Implementation Multiple Voting Shares in Indonesia	Indonesia Corporate Secretary Association	Jakarta	July 5, 2022	Bono Daru Adji
58	FGD Impact of the Increase in World Oil Prices on the National Energy Supply and the burden on the State Budget	BPK RI	Online	July 6, 2022	Isa Rachmatarwata

Table of Content

No	Program	Organizer	Location	Date	Commissioners
59	Keynote Speech inauguration of TelkomGroup membership in TIP (Telecom Infra Project)	Telkom	Bandung	July 11, 2022	Ismail
60	Next Gen Fest 2022	Berita Satu	Online	July 14, 2022	Arya M Sinulingga
61	Speech Education of Publik Communication	Keterbukaan Informasi Publik (KIP)	DKI Jakarta	July 19, 2022	Arya M Sinulingga
62	Engaging Your Team and Be A Great Leader	PPM-Management	Online	July 22, 2022	Arya M Sinulingga
63	Update on the Implementation of PaDi UMKM	Ministry of SOE	Online	August 1, 2022	Bono Daru Adji
64	Speaker GSMA Mobile 360 Asia Pacific Conference and Policy Leaders Forum “Digital Policies & New Business Models for a Digital Future”	Mobile 360 Asia Pacific	Singapore	August 3, 2022	Ismail
65	Speaker at the Digital Transformation Indonesia Conference and Exhibition (DTICX) conference	APTIKNAS (Asosiasi Pengusaha Teknologi Informasi dan Komunikasi (TIK) Nasional)	Jakarta	August 4, 2022	Ismail
66	Resource Person for the Press Conference “Adjustment to the Schedule for the Stages of Switching Off Analog TV”	PPI Ministry Of Communication And Information Technology	Online	August 6, 2022	Ismail
67	Policy Talk Side Event B20: Group Discussion on Digital Economy	Kemenkop – B20 KADIN	Bali	August 8, 2022	Bambang PS Brodjonegoro
68	Transforming the Economy towards a Resilient and Sustainable Economic Growth	BAPPENAS	Bali	August 8, 2022	Bambang PS Brodjonegoro
69	Webinar Indonesia Economic Outlook 2023	Indofood	Online	August 8, 2022	Bambang PS Brodjonegoro
70	Philantrophy festival	Philantrophy Indonesia	Online	August 9, 2022	Bambang PS Brodjonegoro
71	Kick Off E-Monev 2022 KIP	Keterbukaan Informasi Publik (KIP)	Online	August 10, 2022	Arya M Sinulingga
72	GRC Masterclass	Ministry of SOE	Online	October 14, 2022	Ismail
73	Event Metro TV	Metro TV	Online	August 16, 2022	Isa Rachmatarwata
74	Communication Summit BSI (Bank Syariah Indonesia)	Bank Syariah Indonesia	DKI Jakarta	August 18, 2022	Arya M Sinulingga
75	Talkshow Speaker “Dukung Era Baru TV Digital: Jabodetabek Siap ASO”	Ministry of Communication and Information Technology	Jakarta	August 19, 2022	Ismail
76	Workshop Monev 2022 KIP	Keterbukaan Informasi Publik (KIP)	DKI Jakarta	August 23, 2022	Arya M Sinulingga
77	Discussion of the 2023 State Budget Bill	DPD Secretariat	Online	August 24, 2022	Bambang PS Brodjonegoro
78	Trade Policy Advisory Group	Badan Kebijakan – Kemendag	Jakarta	August 25, 2022	Bambang PS Brodjonegoro
79	Telkom University Scientific Oration	Telkom University	Bandung	August 27, 2022	Bambang PS Brodjonegoro
80	Green Data Center Book Launch	IDPRO – MAASKEI	Jakarta	August 30, 2022	Bambang PS Brodjonegoro

Table of Content

No	Program	Organizer	Location	Date	Commissioners
81	Advancing the Global Circular Carbon Economy	KAPSACR	Bali	September 2, 2022	Bambang PS Brodjonegoro
82	T20 Summit	LPEM – CSIS	Bali	5-7 September 2022	Bambang PS Brodjonegoro
83	Fuel Subsidy Budget Transfer	TVRI	Online	September 5, 2022	Isa Rachmatarwata
84	Pasundan Discussion Volume XIII	GEMA PASUNDAN	Online	September 10, 2022	Arya M Sinulingga
85	BULOG Public Relations Workshop	BULOG	DKI Jakarta	September 15, 2022	Arya M Sinulingga
86	Young Leaders BUMN	BNI	DKI Jakarta	September 16, 2022	Arya M Sinulingga
87	G20 Global Financial Stability	Ministry of Economy and Finance	Seoul / South Korea	September 21-23, 2022	Bambang PS Brodjonegoro
88	Bali Annual Telecommunication International Conference (BATIC) 2022	TELIN	Bali	September 21-23, 2022	1. Marcelino R Pandin 2. Wawan Iriawan 3. Abdi Negara Nurdin
89	The 9th Annual XCION Workshop	XCION Indonesia – ICION	Bali	September 22, 2022	Marcelino R Pandin
90	BUMN Legal Summit 2022	Ministry of SOE	Bali	September 22-23, 2022	1. Bono Daru Adji 2. Wawan Iriawan
91	Game Developer Gathering & Mini Game Exhibition	Indigo Telkom	Bali	September 24, 2022	Marcelino R Pandin
92	Workshop Internal Audit	Telkom	Yogyakarta	September 29-30, 2022	1. Bono Daru Adji 2. Wawan Iriawan
93	Sharing Session Digitalization of GKBI	Telkom	Yogyakarta	September 29, 2022	Wawan Iriawan
94	IT Leaders Festival 2022	Computing/The Channel Company	London, UK	October 4, 2022	Marcelino R Pandin
95	Special Event Toward the G20 Summit: Infrastructure Development Through Innovative Financing	Task Force 8 – T20 Indonesia – Delloitte	Washington DC	October 10-11, 2022	Bambang PS Brodjonegoro
96	Ipv6 switch ON “Boosting Indonesian Digital Economy Development”	PPI Ministry Of Communication And Information Technology – Ipv6 Summit Alignment	Jakarta	October 10, 2022	Ismail
97	Updates regarding Startup with Venture Capital in Silicon Valley	Telkom	USA	October 12-15, 2022	Bambang PS Brodjonegoro
98	GRC Masterclass	Ministry of SOE	Online	October 14, 2022	1. Bambang PS Brodjonegoro 2. Arya M Sinulingga 3. Isa Rachmatarwata 4. Marcelino R Pandin 5. Ismail 6. Rizal Mallarangeng 7. Bono Daru Adji 8. Wawan Iriawan 9. Abdi Negara Nurdin
99	International Alumni Awards Celebration	University of Illinois – Urbana Champaign	Illnois, USA	October 17-18, 2022	Bambang PS Brodjonegoro
100	Tech Crunch Event 2022	Tech Crunch	San Fransisco, USA	October 18-22, 2022	1. Marcelino R Pandin 2. Abdi Negara Nurdin
101	BUMN Goes to Campus Institut Teknologi PLN	PLN	DKI Jakarta	October 24, 2022	Arya M Sinulingga

Table of Content

No	Program	Organizer	Location	Date	Commissioners
102	“Connectivity for the Future of Metaverse Indonesia” at the Digital Experts Talk CfDS x Meta	Meta	Jakarta	October 25, 2022	Ismail
103	“Future Rural Broadband Connectivity, Disaster Recovery, Remote Sensing and Geo-Localization: Opportunities and Challenges on Technologies, Applications and Regulation” International Seminar 2022	HAPS (High Attitude Platform Station)	Jakarta	October 26, 2022	Ismail
104	Taping Video Opening at the Policy Roundtable Session at the 2022 Fyuz Event	Fyuz	Madrid, Spain	October 26, 2022	Ismail
105	The Indonesian Summit 2022	Bank Danamon	Jakarta	October 27, 2022	Bambang PS Brodjonegoro
106	Kubik Empowering Leadres Forum	Kubik Leadership	Online	October 29, 2022	Arya M Sinulingga
107	Government Keynote Address “Driving Digitalization Ecosystems in ASEAN” at the AIBP Conference & Exhibition	AIBP	Jakarta	November 1, 2022	Ismail
108	Public lecture on Indonesian economy	University of Indonesia	Depok	November 2, 2022	Bambang PS Brodjonegoro
109	Global Economy: Reflections and challenges from G20 Presidency	Paramadina University	Jakarta	November 2, 2022	Bambang PS Brodjonegoro
110	Optimizing The Future Role of Corporate Secretary “Challenges, Issues & Opportunities”	PTC	DKI Jakarta	November 4, 2022	Arya M Sinulingga
111	Workshop PLN Communication	PLN	DKI Jakarta	November 7, 2022	Arya M Sinulingga
112	Working visit and technical cooperation with the South Korean Ministry of Science and ICT	Ministry of Science and ICT South Korea	South Korea	November 7-10, 2022	Ismail
113	Bloomberg CEO Forum: New Capital City	LPS	Bali	November 12,022	Bambang PS Brodjonegoro
114	AVPN Community Engagement	AVPN	Bali	November 12, 2022	Bambang PS Brodjonegoro
115	B20 summit	B20 – KADIN	Bali	November 13-14, 2022	Bambang PS Brodjonegoro
116	B20 Indonesia 2022	KADIN	Bali	November 13-14, 2022	1. Arya M Sinulingga 2. Marcelino R Pandin
117	Kawan Lama Group Summit 2022	Kawan lama Group	Jakarta	November 16, 2022	Bambang PS Brodjonegoro
118	Public lecture Telkom University	Telkom University	Bandung – online	November 17, 2022	Bambang PS Brodjonegoro
119	“Developing Happy Digital Ecosystem by Aligning Industry, Government, and Education” at the Tri Hita Karana Forum 2022	Ministry Of Communication and Information Technology and HDX	Nusa Dua, Bali	November 17, 2022	Ismail

Table of Content

No	Program	Organizer	Location	Date	Commissioners
120	GRC Masterclass	Ministry of SOE	Online	November 17, 2022	1. Bambang PS Brodjonegoro 2. Arya M Sinulingga 3. Isa Rachmatarwata 4. Marcelino R Pandin 5. Ismail 6. Rizal Mallarangeng 7. Bono Daru Adji 8. Wawan Iriawan 9. Abdi Negara Nurdin
121	GRC Masterclass	Ministry of SOE	Online	December 8, 2022	1. Bambang PS Brodjonegoro 2. Arya M Sinulingga 3. Isa Rachmatarwata 4. Marcelino R Pandin 5. Ismail 6. Rizal Mallarangeng 7. Bono Daru Adji 8. Wawan Iriawan 9. Abdi Negara Nurdin
122	Annual Meeting of PT. Circleka Utama Indonesia	PT Circleka Utama Indonesia	Gading Serpong	December 13, 2022	Bambang PS Brodjonegoro
123	Background Study Meeting of RPJPN	BAPPENAS	Jakarta	December 22, 2022	Bambang PS Brodjonegoro
124	FGD Region Development	BAPPENAS	Jakarta	December 27, 2022	Bambang PS Brodjonegoro

BOARD OF COMMISSIONERS’ DIVERSITY

The diversity policy for members of the Board of Commissioners takes into account the implementation of GCG principles and Law no. 39 of 1999 regarding Human Rights in the mechanism. Candidates for members of the Board of Commissioners are determined by fulfilling the aspects of diversity, non-discrimination, human rights, and the principle of fairness. The appointment or election of the Board of Commissioners takes into account the competence and expertise, integrity, and background required by the Company.

Board of Commissioners’ Diversity as of December 31, 2022

No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	Male	Economics and Planology	Doctoral
2.	Wawan Iriawan	Independent Commissioner	Male	Law	Doctoral
3.	Bono Daru Adji	Independent Commissioner	Male	Law	Master
4.	Abdi Negara Nurdin	Independent Commissioner	Male	Economy, Content and Digital	Bachelor
5.	Marcelino Rumambo Pandin	Commissioner	Male	Architect, Business Management and Technology	Doctoral
6.	Ismail	Commissioner	Male	Electrical Engineering and Telecommunication Engineering	Doctoral
7.	Rizal Mallarangeng	Commissioner	Male	Public Communication and Political	Doctoral
8.	Isa Rachmatarwata	Commissioner	Male	Mathematics	Master
9.	Arya Mahendra Sinulingga	Commissioner	Male	Civil Engineering	Bachelor

Table of Content

BOARD OF COMMISSIONERS’ DOUBLE POSITION

In order to apply the principle of transparency, Telkom discloses information on the concurrent positions of the Board of Commissioners as of December 31, 2022 in the table below:

Board of Commissioners’ Double Position as of December 31, 2022

No.	Name	Telkom		Subsidiary	Other Entities
		Position	Other Position
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	Audit Committee, KEMPR	None	1.	Commissioner of PT Bukalapak, Tbk
					2.	Independent Commissioner of PT Astra International, Tbk
					3.	Independent Commissioner of PT TBS Energi Utama, Tbk
					4.	Commissioner of PT Combiphar
					5.	President Commissioner of PT Oligo Infrastruktur
					6.	Independent Commissioner of PT Indofood, Tbk
					7.	President Commissioner of PT Nusantara Green Energy
					8.	President Commissioner of PT Prudential Syariah
2.	Wawan Iriawan	Independent Commissioner	Audit Committee, KNR	None	None
3.	Bono Daru Adji	Independent Commissioner	Audit Committee, KEMPR	None	Managing Partner, Assegaf Hamzah & Partners
4.	Abdi Negara Nurdin	Independent Commissioner	Audit Committee, KNR	None	1.	Commissioner of PT Nagara Sains Ekosistem
					2.	Commissioner of PT Sugih Reksa Indotama
					3.	Co-Founder of Producer Give.ID
					4.	Commissioner of PT NSA
					5.	Founder of Maleo Music
					6.	Co-Founder and Commissioner of PT Hijau Multi Kreatif

Table of Content

No.	Name	Telkom		Subsidiary	Other Entities
		Position	Other Position
5.	Marcelino Rumambo Pandin	Commissioner	KNR	None	None
6.	Ismail	Commissioner	KNR, KEMPR	None	General Director of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information
7.	Rizal Mallarangeng	Commissioner	KNR, KEMPR	None	Commissioner of PT Energi Mega Persada
8.	Isa Rachmatarwata	Commissioner	KEMPR	None	General Director of Budget, Ministry of Finance
9.	Arya Mahendra Sinulingga	Commissioner	KNR, KEMPR	None	1.	Member of the Board of Trustees of Universitas Sumatera Utara
					2.	Special Staff III to the Minister of State-Owned Enterprises (SOE)
					3.	General Secretary of Institut Teknologi Bandung Alumni Association

BOARD OF COMMISSIONERS’ SELF ASSESSMENT POLICY

Telkom’s Board of Commissioners has a self-assessment policy to assess the performance of the Board of Commissioners, in accordance with the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/ COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk. Self-assessment is carried out by each member of the Board of Commissioners to assess the performance of the Board of Commissioners collegially, which means that it is not an individual performance assessment. This policy is a guideline used as a form of accountability for the performance appraisal of the Board of Commissioners. With this policy, each member of the Board of Commissioners is expected to contribute to improving their performance on an ongoing basis.

INDEPENDENT COMMISSIONER

As of December 31, 2022, Telkom has a total of 9 Commissioners and 4 of them are Independent Commissioners. This amount exceeds the provisions of the Financial Services Authority Regulation No. 33/POJK.04/2014 by 30%.

Criteria for determining Independent Commissioners and appointment at the GMS refers to:

1.

Regulation of the Minister of State-Owned Enterprises No. PER-02/MBU/02/2015, as well as changes to the Minister of SOE Regulation Number: PER-10/MBU/10/2020, which includes Formal Requirements, Material Requirements, and Other Requirements.

2.	Financial Services Authority Regulation No. 33/POJK.04/2014 regarding Directors and Board of Commissioners of Issuers or Public Companies, as follows:
a.

Not a person who works or has the authority and responsibility to plan, lead, control, or supervise the activities of the Company in the past 6 (six) months, except for the reappointment as an Independent Commissioner in the following period.

	b.	Do not have Telkom shares either directly or indirectly.
	c.	Has no affiliation with Telkom, members of the Board of Commissioners, members of the Board of Directors, or main Shareholders of Telkom.
	d.	Has no direct or indirect business relationship related to Telkom’s business activities.

Table of Content

INDEPENDENCE STATEMENT

Each member of the Board of Commissioners must carry out their duties independently without any intervention from other parties. In the composition of Telkom’s Board of Commissioners, there are Independent Commissioners whose requirements refer to the provisions applicable in the Capital Market environment. In accordance with Article 25 of the Financial Services Authority Regulation No. 33/POJK.04/2014, Independent Commissioners who have served for 2 terms of office (2 times for 5 years) may be reappointed by declaring their independence to the GMS and publicly disclosed in the Annual Report.

As of December 31, 2022, there is no Independent Commissioner of Telkom who has complied with these provisions. However, Telkom requires each Independent Commissioner to continue to sign an Independence Statement every year, as an effort to implement GCG.

BOARD OF COMMISSIONERS’ MEETING

In accordance with Telkom’s Board Manual and in line with Financial Service Authority Regulation No. 33/POJK.04/2014, in particular Article 31, the Board of Commissioners is required to hold a meeting at least 1 time in 1 month or at any time deemed necessary. In addition, the Board of Commissioners is also required to hold joint meetings with the Board of Directors at least once every 3 months or at any time if necessary. During 2022, the Board of Commissioners has held 27 internal meetings and 12 joint meetings with the Board of Directors.

If more than half of the members of the Board of Commissioners are present, the meeting is considered a quorum. Decision making in the Board of Commissioners meeting is carried out by prioritizing deliberation for consensus. If consensus cannot be reached, then decision making is based on the majority vote of the members of the Board of Commissioners who are present or represented at the meeting. In the event that the number of votes is balanced, the decision taken is in accordance with the opinion of the Chairperson of the meeting.

The table below shows the frequency of attendance of each member of the Board of Commissioners in internal meetings and the frequency of attendance of each member of the Board of Commissioners and Board of Directors in joint meetings during 2022.

Board of Commissioners’ Attendance and Agenda at Internal Meetings

No	Date	Meeting’s Agenda
1.	Monday, January 10, 2022

1. Proposed Contract Extension for Members and Secretariat Staff of the Board of Commissioners at KEMPR;

2. Proposed Board of Commissioners Decision regarding the Appointment and Remuneration System for the Board of Commissioners' Organs;

3. Proposed Agenda for the Joint Meetings of the Board of Commissioners and Directors for 2022.

	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
2.	Monday, January 24, 2022	Determination of TelkomGroup Nominated Talent Proposals for 2022
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
3.	Wednesday, February 9, 2022	Discussion on B2B & B2C Business Translation to Support TELKOM's Performance
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
4.	Friday, February 25, 2022	Extension of Contract Period for Secretariat Staff in the Audit Committee
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
5.	Wednesday, March 16, 2022	Digital Talent Discussion
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√

Table of Content

6.	Thursday, April 14, 2022	1. Board of Commissioners Monitoring KPI 2022 2. Arrangements for Official Travel of the Company's Management
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		-	√	-	√	√	√	√	√	√
7.	Monday, April 18, 2022

1. Report of the Audit Committee on the Implementation of the 2021 Financial Statement Audit by the Public Accounting Firm/EY Public Accountant (KAP/AP EY)

2. Proposal for the Issuance of Corporate Bonds in 2022

	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	-	√	√	√
8.	Tuesday, April 26, 2022	Management of Government Assignment Programs
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	-	√	√	√
9.	Monday, May 23, 2022	1. Discussion of the 2021 AGMS Agenda 2. Finalization of the Proposed Decision on the 2021 Bond Issuance Application
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
10.	Monday, June 13, 2022	Monitoring Telkomsel's Investment in PT Application Karya Anak Bangsa (AKAB/Gojek)
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
11.	Monday, June 30, 2022	Discussion on Strategic Fit Digico Telkom
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
12.	Monday, July 13, 2022	Discussion on Formation of SOE Digital Healthcare Ecosystem Initiative Legal Entity (FitAja)
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
13.	Friday, July 22, 2022	Discussion of Requests for Approval for Changes in the Use of Phase-2 MDI500 Project Funds
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	-	√	√	√	√
14.	Tuesday, August 23, 2022	1. Discussion on Proposed Changes to Pension Fund Regulations; Others: Honorarium for Supporting Organs of the Board of Commissioners.
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
15.	Tuesday, August 25, 2022	1. Proposed Changes to the BPPU Directory EBIS KPI Dictionary, and Alignment of the Board of Directors' Work Values; 2. Discussion of CSS 2023-2025; Board Manual Discussion
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
16.	Tuesday, September 6, 2022	Strategic Fit Digico Telkom
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
17.	Thursday, September 8, 2022	Strategic Fit Fixed Mobile Convergence
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
18.	Tuesday, September 13, 2022	Strategic Fit Project Sirius
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
19	Friday, September 16, 2022	Strategic Fit Project Sirius: Follow-up Meeting on 13 September 2022
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√

Table of Content

20.	Tuesday, September 27, 2022	FMC, Infraco and Data Center Co. Project Deepening.
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
21.	Wednesday, October 26, 2022	Telkom Digital Business Development Ytd September 2022
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
22.	Monday, October 31, 2022	Discussion of Release Commitment Budget Capex Phase II 2022
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
23.	Friday, November 4, 2022	Discussion on the Batam Data Center Initiative's Strategic Fit
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
24.	Wednesday, November 23, 2022	1. Discussion of the Board of Commissioners' Work Program and Budget and the Board of Commissioners' Organs for 2023; 2. Discussion of the 2023 RKAP Study.
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	-	√	√	√	√
25.	Monday, December 5, 2022	1. Discussion on Strategic Fit Project Infraco; 2. Others: proposed extension of Ms. FM Venusiana R. as Acting Director of Enterprise and Business Service.
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	√	√
26.	Wednesday, December 14, 2022	Discussion of Telkomsel's investment in GoTo
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	-	√	√	√	√	√	√
27.	Monday, December 19, 2022

Discussion:

1. Application for Release Phase I of the Telkom Parent Capex Commitment Budget and Withdrawal of Telkom Parent Loans in the 2023 RKAP;

2. Proposal to write off Receivables for the 2022 Financial Year

	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM
		√	√	√	√	√	√	√	-	√

Remarks:

BPSB	Bambang Permadi Soemantri Brodjonegoro	IR	Isa Rachmatarwata
ANN	Abdi Negara Nurdin	IS	Ismail
BDA	Bono Daru Adji	MRP	Marcelino Rumambo Pandin
WI	Wawan Iriawan	RM	Rizal Mallarangeng
AMS	Arya Mahendra Sinulingga

Board of Commissioners’ Attendance at Internal Meetings

No.	Name	Position	Total Meetings	Total Attendance	Percentage of Attendance
					%
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/Independent Commissioner	27	26	96
2.	Abdi Negara Nurdin	Independent Commissioner	27	27	100
3.	Bono Daru Adji	Independent Commissioner	27	25	93
4.	Wawan Iriawan	Independent Commissioner	27	27	100
5.	Arya Mahendra Sinulingga	Commissioner	27	25	93
6.	Isa Rachmatarwata	Commissioner	27	25	93
7.	Ismail	Commissioner	27	27	100
8.	Marcelino Rumambo Pandin	Commissioner	27	26	96
9.	Rizal Mallarangeng	Commissioner	27	27	100

Table of Content

Board of Commissioners’ and Board of Directors’ Attendance and Agenda at Joint Meetings

No	Date	Meeting’s Agenda
1	Friday, January 28, 2022	December 2021 Ytd Performance and BOC Concern
	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	√	√	√	n/a	√	√	√	√
2.	Friday, February 25, 2022

1. January 2022 Ytd Performance

2. BoC Concern

a. Routine: IndiHome Improvement, EBIS CFU Turn Around, Progress, and Settlement of Uncollectible Accounts.

b. Addition:

1) Completion of Audit of Financial Statements for Financial Year 2021

2) Update on Telkom's Competitive Position towards Local and Regional Competitors and the Development of Competitor Initiatives in Winning the Competition

3) Digico progress and its relation to FU Digital

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	√	√	√	n/a	√	√	√	√
3.	Friday, March 25, 2022

1. February 2022 Ytd Performance

2. BoC Concern

a. Routine: IndiHome Improvements, EBIS CFU Turn Around, Progress and Settlement of Uncollectible Accounts TelkomGroup

b. Addition:

1) Digico Progress and Alignment with Other Digital Initiatives

2) Risk Analysis of the Impact of the Russian-Ukrainian Crisis on Telkom's Stock Prospects and Performance in 2022

3) Settlement of TelkomGroup Legal/Litigation Cases Q4 2021 (Including PINS Investigation Follow-up)

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	√	√	√	n/a	√	√	√	√
4.	Monday, April 25, 2022

1. March 2022 Ytd Performance

2. BoC Concern

a. Routine: IndiHome Improvements, EBIS CFU Turn Around, Progress and Settlement of Uncollectible Accounts TelkomGroup

b. Addition

1) Submission of the TelkomGroup Cost Leadership Update

2) Update on the Health Level of the Company's Subsidiaries

3) Submission of the GMS Preparation Report

4) Submission of the RAFI Preparation Report – Eid al-Fitr 1443 H

5) Development of Top Talent and Telkom's Talent System Support for SOE Talent Pool

6) GoTo Progress Update: Report on Fulfillment of Telkomsel's Investment Bisplan in GoTo (FY 2021) and Achievement of GoTo-Telkomsel Synergy Bisplan.

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	√	√	√	n/a	√	√	√	√

Table of Content

No	Date	Meeting’s Agenda
5.	Thursday, May 25, 2022

1. April 2022 Ytd Performance

2. BoC Concern

a. Routine: IndiHome Improvements, EBIS CFU Turn Around, Progress and Settlement of Uncollectible Accounts TelkomGroup

b. Addition

1) Progress of Network Modernization and Development of 5G

2) B2B Digital Platform Progress; Big Data / Data Analytics, IoT, Cyber Security TelkomGroup

3) Development of Data Center & Cloud

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	-	√	√	√	n/a	-	√	√	√
6.	Friday, June 25, 2022

1. May 2022 Ytd Performance

2. BoC Concern

a. Routine: IndiHome Improvements, EBIS CFU Turn Around, Progress and Settlement of Uncollectible Accounts TelkomGroup

b. Addition:

1) Update related to TelkomGroup Transformation; Telkom Regional and Digital Talent Transformation

2) B2B Digital Platform Progress; B2C TelkomGroup and Data Center Co

3) Strategic Fit DigiCo

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	-	√	√	n/a	√	√	√	√
7.	Tuesday, July 26, 2022

1. June 2022 Ytd Performance

2. BoC Concern

a. Routine: IndiHome Improvements, EBIS CFU Turn Around, Progress and Settlement of Uncollectible Accounts TelkomGroup

b. Addendum: Completion of TelkomGroup Legal/Litigation Cases Q2/2022

3. Others: Response of the Board of Directors to the Concern of the Board of Commissioners regarding the Establishment of FitAja Digital Nusantara (FDN)

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	-	√	√	√	n/a	√	√	√
8.	Wednesday, August 31, 2022

1. May 2022 Ytd Performance

2. BoC Concern

a. Routine: IndiHome Improvements, EBIS CFU Turn Around, Progress and Settlement of Uncollectible Accounts TelkomGroup

b. Addendum: Manual Board Approval:

Submission of Proposals for Updating & Revision of the Board Manual for the 2022 Period

3. Others: Distribution of Audit Fees

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	√	√	-	-	n/a	√	√	√
9.	Wednesday, September 28, 2022

1. August 2022 Ytd Performance

2. BoC Concern:

IndiHome Improvement, EBIS CFU Turn Around, Progress and Settlement of TelkomGroup Uncollectible Accounts;

3. Update on the health level of the company's subsidiaries;

4. CFU Enterprise Progress: development of market development initiatives for the private sector (non MSOE/non Ministries/institutions).

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√

Table of Content

No	Date	Meeting’s Agenda
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	√	√	√	√	n/a	√	√	√
10.	Friday, October 28, 2022

1. September 2022 Ytd Performance

2. BoC Concern:

IndiHome Improvement, EBIS CFU Turn Around, Progress and Settlement of TelkomGroup Uncollectible Accounts;

3. Strengthening the Second Line and Third Line Functions (Risk, Audit, Legal) and determining the proposed indicators for the successful implementation of the Second Line and Third Line functions.

4. Discussion of the First Draft RKAP 2023.

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	√	√	√	√	n/a	√	√	√
11.	Monday, November 28, 2022

1. October 2022 Ytd Performance

2. BoC Concern: Improvement of IndiHome, Turn Around CFU EBIS, Progress and Settlement of TelkomGroup Uncollectible Accounts;

3. Ratification of the 2023 RKAP:

a. 2023 RKAP Final Proposal;

b. The Impact of FMC and Infraco Strategic Initiatives on the 2023 RKAP.

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	√	√	√	√	√	n/a	√	√	√
12	Friday, December 23, 2022

1. November 2022 Ytd Performance and BoC Concern: IndiHome Improvement, Turn Around CFU EBIS, Progress and Settlement of TelkomGroup Uncollectible Accounts;

2. Brainstorming BoC-BoD:

a. Roadmap to Healthy Profitability of Telkom's B2B Business

b. Telkom B2B Business: Special/independent entity vs. As an entity in Telkom

	Attendance List of BoC	BPSB	IS	MRP	RM	WI	AMS	BDA	IR	ANN
		√	√	√	√	√	√	√	√	√
	Attendance List of BoD	President Director (RA)	Dir. NITS (HW)	Dir. WINS (BW)	Dir. FRM (HS)	Dir. CONS (FMVR)	Act. Dir. EBIS (FMVR)	Dir. EBIS (EW)	Dir. HCM (AF)	Dir. SP (BSW)	Dir. DB (MFR)
		√	-	√	√	√	√	n/a	√	√	√

Remarks:

BPSB	Bambang Permadi Soemantri Brodjonegoro	BDA	Bono Daru Adji	EW	Edi Witjara
IS	Ismail	IR	Isa Rachmatarwata	HS	Heri Supriadi
MRP	Marcelino Rumambo Pandin	ANN	Abdi Negara Nurdin	FMVR	FM Venusiana R.
RM	Rizal Mallarangeng	RA	Ririek Adriansyah	AF	Afriwandi
WI	Wawan Iriawan	HW	Herlan Wijanarko	BSW	Budi Setyawan Wijaya
AMS	Arya Mahendra Sinulingga	BW	Bogi Witjaksono	MFR	Muhamad Fajrin Rasyid

Table of Content

Board of Commissioners’ Attendance at Joint Meetings

No.	Name	Position	Total Meetings	Total Attendances	Percentage of Attendance
					%
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/Independent Commissioner	12	12	100
2.	Abdi Negara Nurdin	Independent Commissioner	12	12	100
3.	Bono Daru Adji	Independent Commissioner	12	12	100
4.	Wawan Iriawan	Independent Commissioner	12	12	100
5.	Arya Mahendra Sinulingga	Commissioner	12	12	100
6.	Ismail	Commissioner	12	12	100
7.	Isa Rachmatarwata	Commissioner	12	12	100
8.	Marcelino Rumambo Pandin	Commissioner	12	12	100
9.	Rizal Mallarangeng	Commissioner	12	12	100

Board of Directors’ Attendance at Joint Meetings

No.	Name	Position	Total Meetings	Total Attendance	Percentage of Attendance
					%
1.	Ririek Adriansyah	President Director	12	12	100
2.	Afriwandi	Director of HCM	12	12	100
3.	Budi Setyawan Wijaya	Director of SP	12	12	100
4.	Bogi Witjaksono	Director of WINS	12	10	83
5.	Edi Witjara	Director of EBIS(1)	5	4	80
6.	FM Venusiana R	Acting Director of EBIS(1)	7	6	86
7.	FM Venusiana R	Director of CONS	12	11	92
8.	Herlan Wijanarko	Director of NITS	12	10	83
9.	Heri Supriadi	Director of FRM	12	12	100
10.	Muhamad Fajrin Rasyid	Director of DB	12	12	100

Remarks:

(1)
Has been out of position since July 8, 2022. The position of Director of EBIS is filled by appointing Ms. FM Venusiana R as Acting Director of EBIS in addition to her position as Director of Consumer Service

BOARD OF COMMISSIONERS’ PERFORMANCE ASSESSMENT

In general, the Board of Commissioners is in charge of supervising management policies and the course of management both regarding the Company and the Company's business carried out by the Board of Directors. In addition, the Board of Commissioners is also tasked with providing advice to the Board of Directors, including supervising the implementation of the Company's Long Term Plan, Company's Annual Work Plan and Budget, provisions of the Articles of Association and GMS Resolution, as well as law and regulation, for the benefit of the Company in accordance with the aims and objectives of the Company. These tasks have been formulated in the form of Key Performance Indicators (KPI) for the supervision of the Board of Commissioners whose achievements are evaluated every 3 (three) months. The aggregation of evaluation results in 2022 shows that the Board of Commissioners has carried out its supervisory duties well.

Board of Commissioners’ Performance Assessment Based on KPI Year 2022

Key Performance Indicators	Achievement Score
	Point (%)	Score (%)
Planning	18	105
Supervision and Direction	28	108
Reporting	18	100
Dynamic	36	100
Point (%)	100	103

Table of Content

In addition, the performance of the Board of Commissioners is also assessed through a GCG assessment, referring to Resolution of Secretary of the Ministry of SOE No. SK-16/S.MBU/2012 regarding Indicators/Parameters of Assessment and Evaluation of the Implementation of Good Corporate Governance (GCG) in SOE.

COMMITTEE UNDER BOARD OF COMMISSIONERS’ ASSESSMENT

Audit Committee, Nomination and Remuneration Committee, and Planning and Risk Evaluation and Monitoring Committee assist the Board of Commissioners in carrying out their duties. The Committee's performance appraisal is carried out annually by the Board of Commissioners and for 2022, the assessment is carried out with KPI self- assessment. Throughout 2022, these Committees generally performed well, and were able to carry out their duties and responsibilities as presented in the table below.

Performance of The Committees Under the Board of Commissioners in 2022

Committees	Score (%)
Audit Committee	100
Committee for Nomination and Remuneration	100
Committee for Planning and Risk Evaluation and Monitoring	100

BOARD OF DIRECTORS’ PERFORMANCE ASSESSMENT

Key Performance Indicator (KPI) is one of the measuring tools that can be used in assessing the performance of the Board of Directors. The formal basis for this assessment is the Minister of SOE Regulation Number: PER-11/MBU/11/2020 dated November 12, 2020 regarding Management Contracts and Annual Management Contracts for Directors of State-Owned Enterprises, which contain:

1.

Obligation to sign the Management Contract by the Board of Directors. The Management Contract contains the promise or statement of the prospective members of the Board of Directors, namely that if he/she is reappointed/reappointed as members of the Board of Directors, he/she promises to fulfill all the targets set by the GMS/Minister, including KPI that have been previously determined, and apply the principles of Good Corporate Governance.

2.	Performance appraisal based on KPI is determined collegially for the President Director, and individually for each member of the Board of Directors.
3.	The establishment of five perspectives in collegial preparation of the KPI for the Board of Directors, namely:
	a.	Economic and social values for Indonesia;
	b.	Business model innovation;
	c.	Technology leadership;
	d.	Increased investment; and
	e.	Talent development.

The calculation of the achievement of the Board of Directors KPI is collegially and individually was evaluated by the Public Accountant Office (KAP) which audits Telkom’s financial statements. The collegial achievement report of KPI is presented in Board of Directors’ Collegiate Assessment section of this Annual Report.

Table of Content

AUDIT COMMITTEE

Under the Board of Commissioners, there is an Audit Committee that assists in its supervisory duties, and functions, in accordance with Financial Service Authority Regulation No. 55/POJK.04/2015 dated December 23, 2015, the provisions of US SEC Exchange Act 10A-3, the principles of Good Corporate Governance (GCG), Regulation of the Minister of State-Owned Enterprises Number PER-12/MBU/2012 and its amendments governing the Supporting Organs of the Board of Commissioners/Supervisory Board of State-Owned Enterprises and PER-5/MBU/09/2022 regarding Implementation of Risk Management in SOEs, and other regulations. This committee works based on Regulation of the Board of Commissioners No. 11/KEP/DK/2021 regarding Guidelines for Work Implementation (Charter) of the Company's Audit Committee (Persero) PT Telekomunikasi Indonesia Tbk.

AUDIT COMMITTEE’S SCOPE, DUTIES, AND RESPONSIBILITIES

Telkom's Audit Committee has the following scope, duties and responsibilities:

1.	Supervision of Financial Information
	a.	Reviewing the process of preparing financial reports whether they have been carried out in accordance with applicable regulations, policies, and systems, and procedures;
	b.	Evaluate the financial information that will be published by the Company such as financial reports, projections, and other financial information;
c.

Ensuring that financial reports and other related information are presented based on financial or management accounting data and information correctly and accurately in accordance with generally accepted accounting principles.

2.	Supervision of Internal Audit
	a.	Reviewing the Annual Audit Work Program (PKAT) and the Internal Audit Annual Non-Audit Work Program (PKNAT);
	b.	Evaluating the effectiveness of the Company's Internal Audit;
	c.	Reviewing the implementation of follow-up on internal auditor findings and/or external auditor findings and Management Letters (recommendations) by the Board of Directors;
	d.	Evaluate status and follow-up on significant issues;
	e.	Regularly review and recommend improvements to the Internal Audit Charter.

3.	Oversight of Internal Control
	a.	Reviewing the adequacy of management efforts to build and operate effective internal controls, particularly internal controls over financial reporting;
b.

Conduct immediate discussions on findings and matters containing indications of weaknesses and/or obstacles in internal control, inefficiencies in the Company's activities, errors in the application of accounting standards, and violations of the applicable laws and regulations.

4.	Supervision of External Audit
	a.	Assisting the Board of Commissioners in the process of appointing independent auditor candidates who will carry out integrated audits of the Company and its consolidated Subsidiaries;
	b.	Provide recommendations to the Company's Board of Commissioners regarding the appointment of AP and/or KAP who will provide audit services;
	c.	Review and provide pre-approval for non-audit services to be assigned to independent auditors;
	d.	Oversight of the integrated audit process in the Company and the audit process in Subsidiaries whose financial statements are consolidated into the Company's consolidated financial statements;
	e.	Providing an independent opinion in the event of a difference of opinion between management and the independent auditors;
	f.	Evaluate the implementation of the provision of audit services on annual historical financial information by AP and/or KAP.

Table of Content

5.	Supervision of compliance with regulations and legislation as well as complaints regarding the process of accounting and financial reporting
a.

Conduct a review of compliance with laws and regulations related to the Company's business activities including but not limited to laws and regulations in the Capital Market sector, taxation, and/or regulations related to good corporate governance, as well as regulations and other laws relating to financial reporting risks (financial reporting risk);

b.

Providing facilities to receive, review and follow up on complaints (Whistle-blower) which includes the Company, Subsidiaries, and affiliates (The definition of affiliate is as regulated in Law No. 8 of 1995 regarding Capital Markets, in Article 1 number 1);

	c.	Ensuring that the Company's management creates a work culture that encourages every employee to comply with the Company's code of ethics.
6.	Carry out other tasks given by the Board of Commissioners.
7.	Maintain the confidentiality of documents, data and information of the Company and its consolidated Subsidiaries.

AUDIT COMMITTEE’S COMPOSITION

In accordance with Financial Service Authority Regulations and US SEC Regulations, Audit Committee at Telkom must have at least 3 members, chaired by an Independent Commissioner, and 2 other members must be independent parties.

The following is the composition of the Audit Committee for 2022, which is based on the AGMS Resolution dated May 28, 2021, which stipulates changes to the composition of the Board of Commissioners, and Board of Commissioners Decision No. 08/KEP/DK/2021 dated 2 August 2021 regarding the Membership Composition of the Audit Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk:

Audit Committee’s Composition as of December 31, 2022

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Bono Daru Adji* Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Members	Bambang P.S. Brodjonegoro* President Commissioner/Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Wawan Iriawan * Independent Commissioner

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

September 1, 2020 - Present
	Abdi Negara Nurdin * Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Emmanuel Bambang Suyitno Independent Member/ Financial Expert

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

September 1, 2020 - Present
	Edy Sihotang Independent Member/ Financial & Forensic Audit Expert	Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	August 2, 2021 - Present

Remark:

*	Profile of Audit Committee members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

Table of Content

The decision of the Board of Commissioners dated 2 August 2021 is the legal basis whereby all the old members were reappointed and joined in the new Audit Committee.

Audit Committee’s Composition as of December 31, 2020

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Bono Daru Adji* Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	8 June 2021 - Present
Member	Bambang P. S. Brodjonegoro* Commissioner / Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	8 June 2021 - Present
Wawan Iriawan* Independent Commissioner

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

1 September 2020 - Present
	Abdi Negara Nurdin* Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	8 June 2021 - Present
Emmanuel Bambang Suyitno Independent Member/Financial Expert

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

1 September 2020 - Present
	Edy Sihotang Independent Member/Financial & Forensic Audit Expert	Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	2 August 2021 - Present

Remark:

*	Profile of Audit Committee members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

Table of Content

AUDIT COMMITTEE MEMBER’S PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ DOUBLE POSITION

Emmanuel Bambang Suyitno

Independent Member/Financial Expert

Profile

Age	: 52 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2007	MBA, Institut Pengembangan Manajemen Indonesia (IPMI) International Business School, Indonesia
1995	Bachelor Degree in Accounting, Universitas Indonesia, Indonesia

Basis of Appointment

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020, then amended and re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 on August 2, 2021.

Term of Service

September 1, 2020 up to present.

Duties and Responsibilities

Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, and the effectiveness of internal control over financial reporting.

Career Experiences

2020 - Present	Independent Member/Financial Expert of Audit Committee.
2017 - 2020	Corporate Secretary Division, PT PP Presisi Tbk.
2016 - 2017	SVP - Head of Investor Relations, Corporate Finance, MIS & Audit, Lucky Group of Indonesia.
2014 - 2016	Audit Committee Member, PT Danareksa Persero.
1994 - 2014

Audit Committee, Risk Management and Audit, Corporate Secretary, Investor Relations, Corporate Finance, ChemOne Holdings Pte Ltd, PT Indika Energy Tbk, PT. Surya Citra Media Tbk, PT. Kopitime Dot Com Tbk, Jan Darmadi Group, Ernst and Young.

Certificates and Professional Licenses

2019	Certification in Audit Committee Practices (CACP), Ikatan Komite Audit Indonesia.
2015	Indonesia Registered Accountant (RNA) by Ministry of Finance of the Republic of Indonesia.
2014	Chartered of Accountant by International Federation of Accountants (IFAC), Ikatan Akuntan Indonesia (IAI).

Table of Content

Edy Sihotang

Independent Member/Financial & Forensic Audit Expert

Profile

Age	: 57 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1997	MBA, University of Illinois at Urbana-Champaign, USA
1991	Diploma IV in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia
1985	Diploma III in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia

Basis of Appointment

Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

Term of Service

August 2, 2021 up to present.

Duties and Responsibilities

Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, and the effectiveness of internal control over financial reporting.

Career Experiences

2021 - Present	Independent Member/Financial & Forensic Audit Expert.
2019 - 2020	Vice President Investigation & WBS, PT Pertamina (Persero).
2018 - 2019	Head of Internal Audit, PT Pertamina Geothermal Energy.
2013 - 2017	Head of Internal Audit, PT Pertamina Internasional Eksplorasi dan Produksi.
2009 - 2012	GCG & Compliance, Corporate Secretary, PT Pertamina (Persero).
2006 - 2009	Head of Internal Auditor/Inspector, Badan Rehabilitasi dan Rekonstruksi NAD-Nias.
1999 - 2005	Widyaiswara/Lecturer, Badan Pendidikan dan Pelatihan Keuangan, Department of Finance.
1997 - 1998	Auditor, Public Accounting Firm (KAP) Hadori, Soejatna & Rekan.
1985 - 1997	Auditor, Badan Pengawasan Keuangan dan Pembangunan (BPKP).

Professional Licenses and Certificates

2021	Certification of Audit Committee Practices (CACP), Ikatan Komite Audit Indonesia.
2019	Certified Forensic Auditor (CFrA), Lembaga Sertifikasi Profesi Auditor Forensik, Indonesia.
2014	Chartered Accountant (CA), Ikatan Akuntan Indonesia.
2014	Certified Control Self-Assessment (CCSA), Institute of Internal Auditor, USA.
2013	Certified Risk Management Assurance (CRMA), Institute of Internal Auditor, USA.
2012	Qualified Internal Auditor (QIA), Institute of Internal Auditor, Indonesia.
2011	Certified Internal Auditor (CIA), Institute of Internal Auditor, USA.
2009	Certified Fraud Examiner (CFE), Association of CFE, USA.
1996	Certified Public Accountant (CPA), USA.

Table of Content

AUDIT COMMITTEE INDEPENDENCE

Telkom Audit Committee members must always have integrity and be independent in carrying out their duties and responsibilities. All members of Audit Committee are required to sign an integrity and independence pact so that Telkom is confident that every decision taken through Audit Committee will be free from pressure from other parties as a form of commitment to independence.

AUDIT COMMITTEE’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Telkom has summarized the performance and implementation of Audit Committee's activities during 2022 Financial Year in Committee's Activity Report, which contains:

1.	Conduct discussions on the Company's quarterly consolidated financial reports

The Audit Committee conducts studies and discussions with management regarding the Company's quarterly consolidated financial statements before these financial reports are reported to the Financial Services Authority and the Stock Exchange, so that the quality of the financial reports issued by management is presented fairly, there are sufficient disclosures and there are no material misstatements.

2.	Supervise the Integrated Audit process for the 2021 and 2022 Financial Years
a.

The Audit Committee has held discussions with the Independent Auditor KAP Purwantono, Sungkoro & Surja, (a member firm of Ernst & Young Global Limited) (KAP PSS/EY) together with the Internal Auditor and management (VP Financial Policy, SGM Shared Service of Finance), regarding standard quality and acceptability financial accounting applied by the company, the appropriateness of significant accounting estimates and judgments and the adequacy of disclosures in the consolidated financial statements, as well as the effectiveness of internal controls implemented by management, so that the quantity and quality of financial reports issued by management are presented fairly and there are no significant misstatements material.

b.

The Audit Committee has reviewed and discussed the audited consolidated financial statements and notes to the consolidated financial statements in the Annual Report (Form 20F) with the company's management. Regarding to corporate risk management, the Audit Committee oversees and monitors the risk of fraud and financial reporting risks that may have a material impact on the presentation of the financial statements.

c.

In addition, the Audit Committee also reviews and discusses with the Independent Auditor (KAP PSS/EY) the management's compliance with the implementation of Capital Market regulations and other regulations related to the company's business in accordance with PSA 62 standards which began to be audited in 2017.

	d.	The Audit Committee has held discussions with KAP PSS/EY regarding the Integrated Audit plan for the 2022 Financial Year.
	e.	The Audit Committee has discussed developments - Interim Integrated Audit for Financial Year 2022 and the Early Warning Report (EWR).
3.	Reviewing and supervising the implementation of the work program of the Internal Audit Department for the 2022 Financial Year
a.

On a quarterly basis, the Audit Committee reviews the Management Report of the Internal Audit Department which contains the implementation of the work programs of all Internal Auditor Sub-Units, including the constraints found in the field.

b.

The Audit Committee evaluates the status of completion of internal audits, special audits and investigative audits, settlement of pending matters, implementation of recommendations from the audit process and internal consultation as well as from the external audit process, including follow-up monitoring.

4.

Holding a workshop with the Internal Audit Department

The Audit Committee held a workshop with the Internal Audit Department which aims to observe changes in the company's needs for the Internal Audit function. In the workshop, a strategic session was held to discuss strategic matters relating to the adequacy of the fulfilment of Internal Audit's duties and functions, as well as strategies to strengthen Internal Audit to face the challenges faced today and in the future.

Table of Content

5.	Reviewing the Internal Audit Department's Annual Audit Work Program (PKAT) and Annual Non-Audit Work Program (PKNAT) plans for the 2023 Financial Year

The Audit Committee has conducted studies and discussions as well as input and recommendations on the proposed Annual Audit Work Program (PKAT) and Annual Non-Audit Work Program (PKNAT) for the Internal Audit Department for the 2023 Financial Year before the work programs were determined by Management.

6.	Supervise the Internal Control
	a.	The Audit Committee reviews significant issues and other findings, as well as follow-up actions, such as special audits and investigative audits.
	b.	The Audit Committee reviews the Control Self-Assessment (CSA).
7.

Evaluate the performance of the Independent Auditor who audited the Company's consolidated financial statements for the 2021 Financial Year and provide recommendations to the Board of Commissioners regarding the appointment of an Independent Auditor who will audit the Company's consolidated financial statements for the 2022 Financial Year

a.

The Audit Committee prepares an evaluation report on the audit implementation of the Company's consolidated financial statements for the 2021 Financial Year which is submitted to the Board of Commissioners and the Capital Market Authority (OJK).

b.

Referring to the Audit Committee's evaluation report on the audit of the Company's consolidated financial statements for the 2021 Financial Year, the Board of Commissioners proposes a candidate for an Independent Auditor to audit the consolidated financial statements for the 2022 Financial Year to the Company's Annual General Meeting of Shareholders (AGMS) for 2022.

8.	Supervise the audit process of the Social and Environmental Responsibility Program (TJSL) being implemented by the Community Development Center (CDC) Unit for Financial Year 2022

The Audit Committee has held discussions with CDC management regarding the implementation of the 2022 Social and Environmental Responsibility Program and the audit process for the 2022 TJSL Program financial reports, as well as agreed upon procedures (Agreed Upon Procedure/AUP) for compliance with the applicable regulations in management of the TJSL Program that has been carried out by KAP PSS/EY.

9.	Conducting joint studies with the Planning and Risk Evaluation and Monitoring Committee (KEMPR)
The Audit Committee has conducted joint discussions regarding special assignments given by the Board of Commissioners.
10.	Preparing the 2023 Audit Committee Annual Work Program

The Audit Committee has prepared and discussed the 2023 Audit Committee Annual Work Program together with the Board of Commissioners to ensure that the work program includes all duties and responsibilities that have been regulated and specified in the Charter, as well as specific tasks assigned by the Board of Commissioners.

11.	Conduct a review of the complaint information that is received through the Whistleblowing System (WBS) program for the 2022 Financial Year
	a.	The Audit Committee evaluates and monitors all WBS reports that enter the Telkom Integrity Line, which is managed by Deloitte.
	b.	The Audit Committee reviews and follows up on all WBS reports it receives in accordance with the escalation.
	c.	The Audit Committee coordinates with other stakeholders regarding incoming WBS to ensure that incoming WBS has been followed up in accordance with governance
12.

The Audit Committee has held discussions with the HCM Directorate regarding employee integrity management reports to ensure that management has been carried out properly. The employee integrity management reports are the My Integrity application, ISO 37001: 2016 SMAP, Business Ethics and Integrity Pact, LHKPN and gratuities.

Table of Content

AUDIT COMMITTEE’S MEETING

Audit Committee must be carry out a Committee Meeting at least once a month, in accordance with Telkom's Audit Committee Charter. This provision is more intensive when compared to the minimum provisions for Committee Meetings regulated in Financial Service Authority Regulation No. 55/ POJK.04/2015 dated December 23, 2015 regarding Establishment and Guidelines for Work Implementation of Audit Committee, particularly in Article 13, which states that Audit Committee holds regular meetings at least once every three months. Throughout 2022, Audit Committee has held 31 Committee Meetings with the attendance rate as presented in the table below.

Audit Committee’s Meeting Attendances 2022

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Wawan Iriawan	31	31	100
2.	Bono Daru Adji	31	31	100
3.	Bambang P. S. Brodjonegoro	31	31	100
4.	Abdi Negara Nurdin	31	31	100
5.	Edy Sihotang	31	31	100
6.	Emmanuel Bambang Suyitno	31	31	100

AUDIT COMMITTEE’S EDUCATION AND TRAINING

Members of Telkom Audit Committee regularly attend various trainings, seminars, and workshops with the aim of improving and developing competencies related to the implementation of the duties and functions of Audit Committee. The following table presents information related to the training that has been attended by members of Audit Committee during 2022.

Education and Training of Audit Committee in 2022

No.	Name	Training Program		Date	Location
1.	Emmanuel Bambang Suyitno	a.	The 1st National Conference “Leveraging the Roles of Audit Committee”	January 26-27, 2022	Jakarta (Virtual)
		b.	Crime Challenges and Mitigation and Enhancement of Cyber Security in the Financial Services Industry	March 10, 2022	Jakarta (Virtual)
		c.	Oversight Function of External Audit	April 7,2022	Jakarta (Virtual)
		d.	Optimizing Sustainability Governance Through a Single Set of High Quality Global Sustainability Reporting Standards	April 12, 2022	Jakarta (Virtual)
		e.	Sharing Session Update about Capital Market	April 22, 2022	Jakarta (Virtual)
		f.	Bank Digitalization: Lesson Learnt from Asian Countries	May 19, 2022	Jakarta (Virtual)
		g.	Digital Governance: Prerequisites to Support Digital Transformation	August 11, 2022	Jakarta (Virtual)
		h.	Fostering Agility to Combat Money Laundering & Economic Crime	September 28, 2022	Jakarta (Virtual)
		i.	Recent Update Sustainability Disclosure Standard	September 30, 2022	Jakarta (Virtual)
		j.	Consumer Protection in the Digital Era	October 6, 2022	Jakarta (Virtual)
		k.	Follow-up Socialization of SOE Ministerial Regulation Number: PER-5/MBU/09/2022 regarding Implementation of Risk Management in SOEs	October 14, 2022	Jakarta (Virtual)
		l.	Further discussion of SOE Ministerial Regulation Number: PER-5/MBU/09/2022 regarding Implementation of Risk Management in SOE	October 17, 2022	Jakarta (Virtual)
		m.	Training: Tools for New Auditor	October 18-20, 2022	Chicago (Offline)
		n.	Fraud Detection With Data Science	October 27,2022	Jakarta (Virtual)
		o.	Cybersecurity: Are You Protected?	November 3, 2022	Jakarta (Virtual)

Table of Content

No.	Name	Training Program		Date	Location
		p.	“Data Protection for Indonesia’s Digital Transformation”	November 3, 2022	Jakarta (Virtual)
		q.	Key Audit Matters: Why It Matters	November 12, 2022	Jakarta (Virtual)
		r.	GRC Masterclass: Strengthening the Role of the Audit Committee, Risk Committee, and Integrated Governance	November 17, 2022	Jakarta (Virtual)
		s.	Corporate Radar & Early Warning System	November 19, 2022	Jakarta (Virtual)
		t.	Integrating your Financial & Sustainability Disclosures & Carbon Tax	November 21, 2022	Jakarta (Virtual)
		u.	Indonesia International Conference for Sustainability Finance & Economy 2022	November 19, 2022	Jakarta (Virtual)
2.	Edy Sihotang	a.	The 1st National Conference "Leveraging the Roles of Audit Committee"	January 26-27, 2022	Jakarta (Virtual)
		b.	Sharing Session Update about Capital Market	April 22, 2022	Jakarta (Virtual)
		c.	Webinar IIA "Evolution IPPF Embracing the Future"	August 30, 2022	Jakarta (Virtual)
		d.	Implementation of Risk Management in Ministry of SOE	October 17, 2022	Jakarta (Virtual)
		e.	Tools for New Auditor	October 18-20, 2022	Chicago
		f.	Key Audit Matters: Why It Matters	November 12, 2022	Jakarta (Virtual)
		g.	Governance, Risk and Compliance	November 17, 2022	Jakarta (Virtual)

Remark:

*	Education and Training of Audit Committee members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners.

Table of Content

COMMITTEE FOR NOMINATION AND REMUNERATION

Telkom has Committee for Nomination and Remuneration (KNR) as a form of GCG implementation. This committee is tasked with assisting the Board of Commissioners in fulfilling their responsibilities related to remuneration decisions, submission of Top Talent proposals, and nominations for the Board of Directors and the Board of Commissioners of Subsidiaries. With KNR, Telkom hopes that the selection process and remuneration policy-making can be carried out in accordance with professional and independent considerations without any pressure from other parties.

The establishment of Committee for Nomination and Remuneration (KNR) refers to Financial Service Authority Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration for Issuers or Public Companies and Regulation of the Minister of State-Owned Enterprises Number PER-12/MBU/2012 and its amendments regulates the Supporting Organs of the Board of Commissioners/Supervisory Board of State-Owned Enterprises and PER-5/MBU/09/2022 regarding Implementation of Risk Management in SOEs as an external regulation.

Internally, the provisions regarding KNR are regulated in Committee for Nomination and Remuneration Charter, which is stipulated by Resolution of the Board of Commissioners No. 12/KEP/DK/2021 dated November 29, 2021 regarding Guidelines for the Implementation of Work (Charter) of Committee for Nomination and Remuneration of the Company (Persero) PT Telkom Indonesia, Tbk. The guidelines contain the working procedures of the KNR whose task is to assist the Board of Commissioners in overseeing the determination of qualifications and the nomination process, as well as the remuneration of the Board of Commissioners, Board of Directors, and executive officers.

KNR’S SCOPE, DUTIES, AND RESPONSIBILITIES

KNR’s scope, duties, and responsibilities are as follows:

1.	For Nomination
	a.	Conduct regular reviews of the Company's Talent Management System as well as monitoring and evaluating its implementation.
	b.	Evaluating the talent classification system and procedure carried out by the Board of Directors.
c.

Validate and calibrate talents proposed by the Board of Directors to the Board of Commissioners/Supervisory Board (selected talent) to produce a list of talents that will be nominated by the Board of Commissioners/Supervisory Board (nominated talent) to the GMS/Minister.

d.

Evaluate the candidates for representatives of the Company who will be proposed as members of the Board of Directors or the Board of Commissioners of the Company's Subsidiaries, prior to submission to the GMS/Minister.

	e.	Reviewing the proposed organizational structure of the Company one level below the Board of Directors proposed by the Board of Directors, referring to the principles of good corporate governance.
f.

Assist the Board of Commissioners who together with or consult with the Board of Directors in selecting candidates for strategic positions within the Company in accordance with the provisions in the Company's Articles of Association, including the management of Subsidiaries.

	g.	Provide recommendations to the Board of Commissioners to be submitted to Series A Dwiwarna Shareholders regarding:
		i	Proposed composition of position for members of the Company's Board of Directors.
		ii	Candidates for members of the Board of Directors and Commissioners of Subsidiaries comply with the threshold.
		iii	Candidates for President Director and President Commissioner of all the Company's Subsidiaries.
	h.	Develop policies and criteria needed in the nomination process for candidates for members of the Board of Directors including the management of the Company's Subsidiaries.

Table of Content

2.	For Remuneration
a.

Provide recommendations to the Board of Commissioners to be submitted to the GMS through the Series A Dwiwarna Shareholder regarding the policy, amount and/or structure of the remuneration of the Board of Directors and the Board of Commissioners by taking into account:

		i.	Remuneration applicable in the telecommunications industry;
		ii	The duties, responsibilities, and authorities of the members of the Board of Directors and/or the Board of Commissioners are related to the achievement of the goals and performance of the Company;
		iii.	Performance targets for each member of the Board of Directors and Board of Commissioners.
b.

Propose remuneration for the Board of Directors and Board of Commissioners in the form of salary or honorarium, fixed allowances and facilities, as well as variable incentives to the Board of Commissioners at least once in 1 (one) year.

	c.	Propose indicators and performance evaluations (Key Performance Indicators) for the Board of Commissioners.
	d.	Prepare proposal for individual performance evaluation systems (Individual Key Performance Indicators) for members of the Board of Directors.
	e.	Develop and monitor the implementation of Performance Achievement Indicators (KPI) both Collegial KPI and Directors' Individual KPI.
	f.	Deliver the progress of the realization of the Performance Achievement Indicators (KPI) to the Shareholder/Minister in accordance with the provisions of the legislation.
	g.	Evaluating the remuneration policy for employees who require approval/response from the Board of Commissioners/Supervisory Board.
	h.	Develop competency development programs for Committee members and/or members of the Board of Commissioners.

In Letter of Minister of SOE number S.675/MBU/10/2018 dated October 18, 2018, regarding approval of proposals, limits and/or criteria for the authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk, there is a division of authority for the nomination of the Company's representatives in management of the Company's Subsidiaries, then:

1.	The authority of Series A Dwiwarna Shareholder is for:
	a.	President Director and President Commissioner of the Company's subsidiaries.
	b.	Company management (Directors and Commissioners), with total assets ≥ 50% of total parent assets and/or subsidiary revenue ≥ 50% of parent revenue.
2.

The authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk is for the Director (other than the President Director) and the Board of Commissioners (other than the President Commissioner) in the Company's subsidiary with a total asset ≤ 50% of the total assets of the parent company, and/or a subsidiary with revenue ≤ 50% of the parent company's total revenue.

In 2022, KNR Telkom has conducted a Feasibility and Compliance Test for 18 (eighteen) times for 18 (eighteen) management positions (target positions) with 62 candidates in 8 (eight) Subsidiaries, as a follow-up to Letter of Minister of SOE number S.675/MBU/10/2018, dated October 18, 2018.

Table of Content

KNR’S COMPOSITION

Telkom's Board of Commissioners issued Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021 regarding Membership Composition of Committee for Nomination and Remuneration of PT Telkom Indonesia, Tbk. The Resolution was issued by the Board of Commissioners because it refers to Financial Service Authority Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration of Issuers or Public Companies stipulates that the number of members of Committee for Nomination and Remuneration is at least 3 people with the provision that 1 Chairman who is concurrently a member is an Independent Commissioner, and the other two members may come from members of the Board Commissioners, parties from outside the Company, as well as parties holding managerial positions under the Board of Directors in charge of human resources.

The following table presents information regarding the composition of Telkom's KNR members as of December 31, 2022.

Committee for Nomination and Remuneration’s Composition as of December 31, 2022

Asis of
Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Wawan Iriawan * Independent Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 8, 2020 - Present
Members	Rizal Mallarangeng* Commissioner	Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and updated with Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 29, 2020 - Present
	Arya Mahendra Sinulingga * Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 8, 2021- Present
Ismail * Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated December 17, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021

May 29, 2019 - Present
Marcelino Rumambo Pandin * Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated December 17, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021

May 29, 2019 - Present
	Abdi Negara Nurdin * Independent Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 8, 2021

Remark:

*	Profile of KNR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

KNR’S INDEPENDENCE

Throughout 2022, each member of KNR has acted independently and fulfilled the independence aspect in carrying out their duties, in accordance with the applicable terms and conditions stated in Financial Services Authority Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration of Issuers or Public Companies and Resolution of the Board of Commissioners No. 12/KEP/DK/2021 dated November 29, 2021 regarding Guidelines for Implementation of Work (Charter) of Committee for Nomination and Remuneration of the Company (Persero) PT Telekomunikasi Indonesia, Tbk.

Table of Content

KNR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Until the end of 2022, Committee for Nomination and Remuneration has assisted the implementation of the duties of the Board of Commissioners in producing decisions, through the implementation of a series of activity agendas, namely:

1.	Preparation of the Board of Commissioners Decision Number: 03/KEP/DK/2022/RHS which regulates Key Performance Indicators (KPI) for the Directors collegially and individually in 2022.
2.

Amendment to the Resolution of the Board of Commissioners Number: 03KEP/DK/2022/RHS regarding Collegial and Individual Key Performance Indicators (KPI) for Directors of the Company (Persero) as stated in the Board of Commissioners' Resolution

KNR’S MEETINGS

Based on Financial Service Authority Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration, Telkom is required to hold a Committee for Nomination and Remuneration Meeting at least once in 4 months. During 2022, KNR has held Committee meetings including circular decisions 40 times. The following table presents information of attendance rate of each member at Committee for Nomination and Remuneration meeting in 2022.

Committee for Nomination and Remuneration’s Meeting Attendance in 2022

No.	Name	Total of Meetings	Total of Attendance	Percentage of Attendance
				%
1.	Wawan Iriawan	40	40	100
2.	Abdi Negara Nurdin	40	37	93
3.	Arya Mahendra Sinulingga	40	37	93
4.	Ismail	40	34	85
5.	Marcelino Rumambo Pandin	40	32	80
6.	Rizal Malarangeng	40	32	80

KNR’S EDUCATION AND TRAINING

Given that all members of Committee for Nomination and Remuneration are the Board of Commissioners, an explanation of education and training can be seen in the profile section of the Board of Commissioners in this Annual Report.

Table of Content

REMUNERATION OF THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS

Furthermore, the procedure for proposing up to the determination of the remuneration of Telkom's Board of Commissioners and Board of Directors are explained as follows:

1.	The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Commissioners and the Board of Directors.
2.	If needed, Committee for Nomination and Remuneration can request an independent party to draw up a framework on the remuneration of the Board of Commissioner and the Board of Directors.
3.	The Committee for Nomination and Remuneration proposes the remuneration framework referred to to the Board of Commissioners.
4.	The Board of Commissioners proposes remuneration for the Board of Commissioners and the Board of Directors to GMS.
5.

The GMS delegates authority and power to the Board of Commissioners, with the prior approval of Series A Dwiwarna Shareholders to determine the remuneration for Board of Commissioners and the Board of Directors.

Remuneration Acceptance of the Board of Commissioners

In 2022, total remuneration paid by Telkom to all the Board of Commissioners who served in 2022 and previous period is Rp119.259 billion. The following table presents information on the remuneration paid to the Board of Commissioners in 2022.

Board of Commissioners’ Recapitulation of Remuneration

No,	Commissioners	Position	Honorarium and Other Allowance	Tantiem	Total
			(Rp million)
1.	Bambang P. S. Brodjonegoro	President Commissioner/Independent Commissioner	4,046,628,571	8,026,027,397	12,072,655,968
2.	Bono Daru Adji	Independent Commissioner	3,629,080,000	7,223,424,658	10,852,504,658
3.	Abdi Negara Nurdin	Independent Commissioner	3,631,008,571	7,223,424,658	10,854,433,229
4.	Wawan Iriawan	Independent Commissioner	3,627,151,429	12,150,000,000	15,777,151,429
5.	Arya Mahendra Sinulingga	Independent Commissioner	3,627,151,429	7,223,424,657	10,850,576,086
6.	Isa Rachmatarwata	Commissioner	3,627,151,429	7,223,424,657	10,850,576,086
7.	Ismail	Commissioner	3,627,151,429	12,482,073,657	16,109,225,086
8.	Marcelino Rumambo Pandin	Commissioner	3,629,080,000	12,482,073,657	16,111,153,657
9.	Rizal Malarangeng	Commissioner	3,631,008,571	12,150,000,000	15,781,008,571
Total			33,075,411,429	86,183,873,341	119,259,284,770

Table of Content

Remuneration Acceptance of the Board of Directors

In 2022, total remuneration paid by Telkom to all the Board of Directors who served in 2022 and previous period is Rp170.957 billion. The following table presents information on the remuneration paid to each Board of Directors in 2022.

Board of Directors’ Recapitulation of Remuneration

No.	Directors	Position	Honorarium & Other Allowance	Tantiem	Total
			(Rp million)
1.	Ririek Adriansyah	President Director	6,068,268,800	19,500,000,000	25,568,268,800
2.	Afriwandi	Director of HCM	4,941,000,000	16,575,000,000	21,516,000,000
3.	Heri Supriadi	Director of KMR	4,941,000,000	16,575,000,000	21,516,000,000
4.	FM Venusiana R.	Director of CONS & Acting Director of EBIS	4,941,000,000	16,575,000,000	21,516,000,000
5.	Edi Witjara	Director of EBIS(1)	3,184,088,320	0	3,184,088,320
6.	Herlan Wijanarko	Director of NITS	4,941,000,000	16,575,000,000	21,516,000,000
7.	Muhamad Fajrin Rasyid	Director of DB	4,941,000,000	16,575,000,000	21,516,000,000
8.	Budi Setyawan Wijaya	Director of SP	4,941,000,000	16,575,000,000	21,516,000,000
9.	Bogi Witjaksono	Director of WINS	3,304,350,096	9,804,387,959	13,108,738,055
Total			42,202,707,216	128,754,387,959	170,957,095,175

Remarks:

ince
(1)

Has been out of position since 8 July 2022

The position of EBIS Director is filled by appointing Ms. FM Venusiana R as Acting Director of EBIS in addition to her position as Director of Consumer Service.

Table of Content

COMMITTEE FOR PLANNING AND RISK EVALUATION AND MONITORING

Telkom's highest governance instrument is expected to be able to evaluate and monitor the business plans and risks faced in carrying out its business activities. Therefore, Telkom has formed Committee for Planning and Risk Evaluation and Monitoring (KEMPR) whose task is to assist the Board of Commissioners in supervising and monitoring the Company's risk planning and management activities.

KEMPR’S SCOPE, DUTIES, AND RESPONSIBILITIES

The duties and responsibilities of KEMPR were officially stipulated through Regulation of the Board of Commissioners No. 13/KEP/DK/2021 dated November 29, 2021 regarding Work Implementation Guidelines (Charter) of Committee for Planning and Risk Evaluation and Monitoring (KEMPR) of PT Telekomunikasi Indonesia (Persero), Tbk. Some things covered by KEMPR Charter are:

1.	The establishment and the appointment of its members;
2.	The structure and requirements of membership, duties, responsibilities, and authority; and
3.	The scope of work, meetings, reporting, a term of office, and funding.

Then, the scope, duties, and responsibilities of KEMPR in helping the Board of Commissioners oversee the course of the Company which are:

1.	Conduct a comprehensive evaluation of the proposed Company's Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company's Budget Work Plan (RKAP) submitted by the Board of Directors;
2.	To evaluate the implementation of RJPP, CSS, and RKAP to assess whether the implantation is in line with the target of RJPP, CSS, and RKAP which has been approved by the Board of Commissioners; and
3.	Monitoring the implementation of enterprise risk management and project risk management, especially for projects whose implementation is through the approval of the Board of Commissioners.

KEMPR’S COMPOSITION

Based on Regulation of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Telkom, then the composition of KEMPR members as of the end of 2022 can be seen in the following table.

Table of Content

Committee for Planning and Risk Evaluation and Monitoring’s Composition as of December 31, 2022

aa
Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Arya Mahendra Sinulingga* President Commissioner/Independent Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and updated with No. 09/KEP/DK/2021 dated August 2, 2021.	May 28, 2021 - Present
Members	Bambang P. S. Brodjonegoro* President Commissioner/Independent Commissioner	Regulation of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and updated with No. 09/KEP/DK/2021 dated August 2, 2021.	May 28, 2021 - Present
Rizal Mallarangeng* Commissioner

Regulation of the Board of Commissioners No. 11/KEP/DK/2020 dated June 29, 2020, and has been updated several times with the latest amendments based on Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021.

June 29, 2020 - Present
	Ismail* Commissioner	Regulation of the Board of Commissioners No. 05/KEP/DK 2019 dated May 29, 2019.	May 24, 2019 - Present
	Isa Rachmatarwata* Commissioner	Regulation of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and updated with No. 09/KEP/DK/2021 dated August 2, 2021.	May 28, 2021 - Present
	Bono Daru Adji* Independent Commissioner	Regulation of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and updated with No. 09/KEP/DK/2021 dated August 2, 2021.	May 28, 2021 - Present
Embun Prowanta Independent Member

Regulation of the Board of Commissioners No. 02/KEP/DK/2020 dated January 15, 2020, and was updated several times, with the latest amendment based on Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021.

January 9, 2020 - Present
	Siswa Rizali Independent Member	Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021.	August 2, 2021 - Present

Remark:

v
*	Profile of KEMPR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

Table of Content

KEMPR’S MEMBER PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ MEMBER

Embun Prowanta

Independent Member

Profile

Age	: 59 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2017	Doctoral Degree, Universitas Brawijaya, Indonesia
1993	Master Degree in Management, Universitas Gajah Mada, Indonesia
1988	Bachelor Degree in Mathematic and Science Study, Universitas Nasional, Indonesia

Basis of Appointment

Resolution of the Board of Commissioners No. 02/KEP/DK/2020 dated January 15, 2020 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk as later amended and updated with the latest update through Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.

Term of Service

January 9, 2020 up to present.

Duties and Responsibilities

Together with other KEMPR members, it is tasked with evaluating the proposed Company Long Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company Budget Activity Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, and supervising the implementation of Telkom's enterprise risk management and Telkom’s project risk management.

Career Experiences

2020 - Present	Independent Member/Secretary of Committee for Planning and Risk Evaluation and Monitoring (KEMPR).
2017 - Present	Assessor of Lembaga Sertifikasi Profesi Pasar Modal (LSPPM).
1996 - Present	Postgraduate Lecturer at Perbanas Institute Jakarta.

Professional License and Certificate

2022	Certificate in Sustainability for Finance.
2018	Certified Investment Banking (CIB) by Association of Indonesian Capital Market Professional.
2017	Assessor Risk Management by BNSP.
2016	Certified Risk Professional (CRP) by Association of Indonesian Capital Market Professional.
2012	Certified Securities Analysts (CSA) by Association of Securities Analysts Indonesia.
2008	Certified Financial Planner (CFP) by Financial Planning Standard Board Indonesia.
2005	Recommended Trainer Level 1 & 2 on Bank Risk Management by BSMR & GARP.

Table of Content

Siswa Rizali

Member

Profile

Age	: 49 years old
Nationality	: Indonesian
Domicile	: South Tangerang, Indonesia

Educations

2022	Master of Social Sciences (Economics), National University of Singapore, Singapore
1996	Bachelor of Economics, Universitas Indonesia, Indonesia

Basis of Appointment

Reseolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia, Tbk.

Term of Service

August 2, 2021 up to present.

Duties and Responsibilities

Together with other KEMPR members, they are tasked with evaluating the proposed Company Long Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company Budget Work Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, as well as conducting supervising the implementation of Telkom's enterprise risk management and project risk management.

Career Experiences

2021	Member of Committee for Planning and Risk Evaluation and Monitoring.
2019 - 2021	Investment and Placement Committee, Badan Pengelola Keuangan Haji.
2015 - 2018	Director of Investment, PT Asanusa Asset Management.

Professional License and Certificate

2022	Certified Risk Professional (CRP) by Association of Indonesia Capital Market Professional.
2008	Investment Manager Representative Certificate.

KEMPR’S INDEPENDENCE

In carrying out their duties during 2022, KEMPR members have acted independently and fulfilled the independence aspects in accordance with the terms and conditions stated in Resolution of the Board of Commissioners No. 13/KEP/DK/2021 dated November 29,  2021 regarding Guidelines for Implementation of Work (Charter) of Committee for Planning and Risk Evaluation and Monitoring of PT Telekomunikasi Indonesia (Persero), Tbk.

Table of Content

KEMPR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Until the end of 2022, Telkom's KEMPR has carried out various activities consisting of:

1.	Company Long Term Plan (RJPP) and Corporate Strategic Scenario (CSS)
	a.	Focus on Monitoring Implementation of RJPP 2020-2024 and CSS 2022-2024
● Development of initiatives related to digital connectivity, digital platforms, and digital services.
● Strengthening the foundation and sharpening the strategy in implementing the Five Bold Moves initiative.
● Ensuring Company transformation and Subsidiary streaming programs are running according to plan.
	b.	Evaluation of 2023-2025 CSS Proposals
KEMPR's focus in preparing the 2023-2025 CSS includes among others:
● Increasing the effectiveness of the orchestration business portfolio within the scope of the Telkom Group, including digital business.
● Development and improvement of the effectiveness of the Five Bold Moves initiative.
● Improved digital platform & service business performance.
2.	Company Work Plan and Budget, as well as Capital Expenditures
	a.	Focus on Monitoring the Implementation of the 2022 RKAP and Capital Expenditures
● Accelerating the utilization of new business opportunities and improving performance during the COVID-19 pandemic.
● Program governance and effectiveness for subsidiaries, especially troubled subsidiaries.
● Improved efficiency and capex contribution to company revenue and profitability.
	b.	Evaluation of the 2023 RKAP and Capital Expenditure Proposals
KEMPR's focus in preparing the 2023 RKAP and capital expenditures includes:
● Increasing IndiHome's business competitiveness in each customer segment.
● Improvement of enterprise business capabilities both at national and regional scope.
● Increasing profitability, efficiency, and timeliness in deploying capex including ensuring anticipation and risk mitigation of potential delays in deploying capex.
3.	Company Risk Management (Enterprise Risk Management/ERM)
Based on monitoring of the Company's risk profile, there are three things that receive attention, specifically:
	a.	Implementation of risk management both within the scope of the Company and on strategic projects.
	b.	Improving the quality of ERM implementation in Subsidiaries.
	c.	Telkom Group's compliance with SOE Ministerial Regulation No. 5 of 2022regarding Implementation of Risk Management in SOEs.
4.	Certain Actions of the Board of Directors that Require the Approval of the Board of Commissioners
During 2022 KEMPR has assisted the Board of Commissioners in reviewing strategic plan proposals submitted by the Board of Directors, including the following projects:
	a.	Support for the Establishment of a New Joint Venture Subsidiary for SOE Digital Healthcare Ecosystem Initiative Legal Entities (FitAja).
	b.	Strategic Fit Digico B2B Telkom.
	c.	Changes in the Use of Phase-2 MDI500 Project Funds.
	d.	Strategic Fit Project Fixed Mobile Convergence (FMC) Speed 2.
	e.	Approval of the Statement of the Founder of the Telkom Pension Fund regarding Changes to the Telkom Pension Fund.
	f.	Approval of the Release Commitment Budget Capex Phase II of the 2022 RKAP.
	g.	Approval of the B2B and B2C Digital Business Management Strategy as KPI for Directors Individual Director of Digital Business for 2022.
	h.	Batam Data Center Initiative Strategic Fit Approval.
	i.	Approval of Strategic Fit Project Infraco.
	j.	Approval of Write-off of Uncollectible Accounts Receivable in 2022.

Table of Content

KEMPR’S MEETING

During 2022, Telkom's KEMPR has held 28 Committee Meetings. The following table presents information of the attendance rate of KEMPR members during Committee Meetings in 2022.

Committee for Planning and Risk Evaluation and Monitoring’s Meeting Attendance in 2022

.
No.	Name	Total of Meetings	Total of Attendance	Percentage of Attendance
				%
1.	Ismail	28	28	100
2.	Rizal Mallarangeng	28	26	92,86
3.	Arya Mahendra Sinulingga	28	27	96.43
4.	Bambang P.S. Brodjonegoro	28	28	100
5.	Bono Daru Adji	28	26	92.86
6.	Isa Rachmatarwata	28	28	100
7.	Embun Prowanta	28	28	100
8.	Siswa Rizali	28	28	100

KEMPR’S EDUCATION AND TRAINING

In 2022, Telkom has included KEMPR members to improve their competence, through education and/or training as shown in the table below.

Training and Education Attended by Committee for Planning and Risk Evaluation and Monitoring 2022

No.	Name	Name of Training	Date	Location
1.	Siswa Rizali	Certified Risk Professional	September 12-15, 2022	Jakarta (Virtual)
2.	Embun Prowanta	Certified in Sustainability for Finance	October 22 – November 06, 2022	Jakarta (Virtual)

Remark:

.
*	Education and Training of KEMPR members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners.

Table of Content

BOARD OF DIRECTORS

Based on Law No. 40 Year 2007 regarding Limited Liability Companies, the Board of Directors is an organ of the Company which is authorized and fully responsible to Company’s management for the Company’s interest, in accordance with the aims and objectives of the Company, and represents the Company both inside and outside the court in accordance with the provisions of the Articles of Association and laws and regulations. Telkom’s Board of Directors must comply with the Articles of Association of the Company, Board of Directors’ Charter, and laws and regulations and must implement the principles of professionalism, efficiency, transparency, independence, accountability, responsibility, and fairness.

BOARD OF DIRECTORS’ CHARTER

Board of Directors’ Charter which was ratified through the Board of Directors Regulation No. PD.620.00/r.00/ HK200/COP-M4000000/2020 dated June 18, 2020 is a guideline for the Board of Directors in carrying out their duties, responsibilities, and authorities. The document contains guidelines and procedures orderly work, authority, duties, responsibilities, obligations, division of tasks, meetings, provisions on conflicts of interest, share ownership, mechanism arrangements, and work distribution among members of the Board of Directors which are not regulated in the Articles of Association of the Company nor in the applicable laws and regulations with the Board of Directors' Board Charter, hopefully the performance of the Directors will be more focused and synergized with one another.

BOARD OF DIRECTORS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

The management of the TelkomGroup is carried out through the TelkomGroup Board of Executives (BoE), which is coordinated by the Main Director of Telkom as the Chief of Executive (CEO) of the TelkomGroup. The main duties of the President Director are:

a.

Coordinating the process of structuring and/or reconstructing aspects of the Company's philosophy which includes but is not limited to the vision, mission, goals, corporate culture, and leadership architecture;

b.

Formulate and state the strategic direction in order to condition the Company's ability to achieve sustainable competitive growth in the entire TelkomGroup business portfolio and risk control as well as interacting with external constituents;

c.	Controlling the strategic planning function within the scope of the TelkomGroup and directing growth efforts with a focus on new business portfolios;
d.	Controlling the direction of the Company and the TelkomGroup in driving new business, entering/developing new markets, as well as internationalization/regionalization;
e.

Controlling the management of strategic aspects of the functions of finance and risk management, human capital, digital business, and strategic portfolios in all business portfolios carried out within the scope of the TelkomGroup;

f.

Leading the development process for TelkomGroup leaders, as well as appointing and dismissing office holders in certain positions in accordance with stipulated career management regulations, as well as coaching TelkomGroup leaders;

g.	Periodically reporting the Company's performance in accordance with the provisions applicable to public companies; and;
h.

Establish policies and decisions related to the management of the Company and the TelkomGroup as referred to in letters a through g and other matters that have not been formulated in the duties and authorities of each member of the Board of Directors in this regulation.

In carrying out his duties, the President Director is assisted by several Directors. The following table is the duties and responsibilities of each Director according to their field:

Table of Content

ic
Directorship		Duties and Responsibilities
Director of Consumer Service	1.

The Director of Consumer Service, hereinafter referred to as the Director of CONS, in addition to his duties as a member of the Board of Directors, is responsible for business strategy in the context of conditioning sustainable competitive growth through winning competitions and growing the consumer segment business portfolio.

	2.

The CONS Director as a member of the Board of Executives is appointed as the Consumer Business CEO whose job is to conduct the parenting strategy function through strategic control, coordination, and subsidiary performance management to create corporate value through optimizing and harmonizing inter-relationships between the Parent and all operating managing entities and CFU subsidiaries. Consumer Business within the scope of the TelkomGroup.

Director of Enterprise & Business Services	1.

The Enterprise & Business Service Director, hereinafter referred to as the EBIS Director, in addition to his duties as a member of the Board of Directors, is responsible for the business strategy to condition sustainable competitive growth through winning competitions and growing the corporate segment business portfolio (enterprise, government, and business).

	2.

The Director of EBIS as part of the Board of Executive members is appointed as the CEO of Enterprise Business whose task is to carry out the parenting strategy function through strategic control, coordination, and subsidiary performance management to create corporate value through optimizing and harmonizing interrelationships between Parent and all operating entities managing CFU Enterprise Business within the scope of the TelkomGroup.

Director of Wholesale & International Services	1.

The Director of Wholesale & International Service, hereinafter referred to as the Director of WINS, in addition to his duties as a member of the Board of Directors, is responsible for the business strategy in the context of conditioning sustainable competitive growth through winning competitions and growing the wholesale & international segment business portfolio.

	2.

The Director of WINS as part of the Board of Executive members was appointed as the CEO of Wholesale & International Business whose job is to carry out the parenting strategy function through strategic control, coordination, and subsidiary performance management to create corporate value through optimizing and harmonizing interrelationships between Parent and all entities managing CFU operations Wholesale & International Business (WIB) within the scope of the TelkomGroup.

Director of Strategic Portfolio	1.

The Strategic Portfolio Director, hereinafter referred to as SP Director, in addition to his duties as a member of the Board of Directors, is responsible for the availability of corporate level strategy formulation, which includes directional strategy, portfolio strategy, and parenting strategy as well as exploring new sources of growth for the growth of the TelkomGroup's business portfolio through alliance & acquisition and synergy.

	2.

The SP Director as part of the Board of Executive members is appointed as the Chief Strategy Officer (CSO) whose job is to carry out parenting strategy and functional strategy & business development in order to create corporate value through optimization and harmonization of strategy & business development management within the scope of the TelkomGroup.

Director of Digital Business	1.

The Director of Digital Business, hereinafter referred to as the Director of DB, in addition to his duties as a member of the Board of Directors, is responsible for the availability of an innovation strategy formulation to optimize the exploration of a coherent digital service business within the scope of the TelkomGroup.

	2.

The DB Director as part of the Board of Executive members was appointed as the Chief Digital & Innovation Officer (CDIO) whose job is to carry out functional digital business parenting strategies in order to create corporate value through optimizing and harmonizing digital business management within the scope of the TelkomGroup.

Director of Network & IT Solutions	1.

The Network & IT Solution Director, hereinafter referred to as the NITS Director, in addition to his duties as a member of the Board of Directors, is responsible for the business strategy to leverage the Company's resource capabilities in order to grow/enlarge/exploit established businesses/services through efficient use of infrastructure and IT to synergistically support the TelkomGroup's business portfolio and to transform network/IT infrastructure in the TelkomGroup to improve operational management efficiency with priority on network investment and IT systems to accelerate digital business growth.

	2.

The Director of NITS as part of the Board of Executive members is appointed as the Chief Information Technology Officer (CITO) whose job is to carry out the parenting strategy in order to increase the Company's value through optimizing and harmonizing the functional management of NITS within the scope of the TelkomGroup.

Table of Content

ic
Directorship		Duties and Responsibilities
Director of Finance and Management Risk	1.

The Director of Finance and Risk Management, hereinafter referred to as the Director of KMR, in addition to his duties as a member of the Board of Directors, is responsible for the availability of directional strategy formulation, portfolio strategy and parenting strategy, especially from the financial, supply and risk management aspects of the Company to realize sustainable competitive growth in the scope of TelkomGroup.

	2.

The Director of KMR as part of the Board of Executive members is appointed as Chief Financial & Risk Officer (CFRO) in charge of carrying out the TelkomGroup's financial & risk management functional parenting strategy, including controlling asset management and asset leverage by implementing strategic control, coordination, and subsidiaries performance management in order to create corporate value through optimizing and harmonizing interrelationships between the Parent and all operating management entities and subsidiaries FU Finance & Risk Management.

Director of Human Capital Management	1.

The Director of Human Capital Management, hereinafter referred to as the Director of HCM, in addition to his duties as a member of the Board of Directors, acts as a strategic partner for the business lines and corporate functions of the TelkomGroup's human capital management, supports business units and subsidiaries through the development of a center of excellence for human capital management functions , providing guidance and policies in the implementation of strategic human capital alignment and integration, as well as integrating the talent management system.

	2.

The Director of HCM as part of the members of the Board of Executives was appointed as Chief Human Capital Officer (CHCO) whose job is to carry out the functional parenting strategy of human capital management within the scope of the TelkomGroup and manage the supervision of the Pension Fund and the Telkom Foundation with the implementation of strategic control, coordination, and foundation performance management in order to create Company value through optimizing and harmonizing the interrelationships between the Parent and all operating entities managing the operations of HCM FU Subsidiaries.

Furthermore, in the event of Company’s losses, each member of the Board of Directors is jointly and severally liable for losses caused by errors or negligence in carrying out their duties. Members of the Board of Directors are not responsible for the Company's losses if they can prove it:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed actions in good faith, with full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either, directly or indirectly, for the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BASIS OF APPOINTMENT OF THE BOARD OF DIRECTORS

The mechanism of selecting and appointing members of Telkom's Board of Directors is through the GMS. The main and controlling shareholder of Telkom, namely the Government of Indonesia, represented by the Ministry of State-Owned Enterprises (SOE). The appointment or election of the Board of Directors takes into account the competence and expertise, integrity, and background required by the Company. The selected prospective members are confirmed to have met the criteria and conditions specified in the fit and proper test.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

Throughout 2022, Telkom provides opportunities for members of the Board of Directors to attend education, training, seminars, congresses, and other activities to develop their knowledge and skills. The following table presents the education and/or training that members of the Board of Directors of Telkom have attended during the 2022 Financial Year.

Table of Content

Education, Training, Seminar, and Congress of Member of the Board of Directors in 2022

No.	Occasion	Date	Institution	Location	Directors Who Attended
1.	Speaker at the event of PROFIT in CNBC: Theme: “Groundbreaking Neutra DC Hyperscale and Telkom’s Business Projection in 2023”	December 28, 2022	CNBC	Jakarta	-
2.	Governance, Risk & Compliance (GRC) Masterclass	December 8, 2022	McKinsey	Jakarta	All BoE
3.	B20 Summit	November 13-14, 2022	B20 Indonesia	Bali	President Director, Dir SP, Dir DB
4.	Masters of Scale Summit	October 17-19, 2022	Masters of Scale	San Francisco, USA	Dir DB
5.	SOE International Conference	October 17, 2022	Ministry of SOE	Bali	Dir SP
6.	BUMN Legal Summit 2022	September 22, 2022	Forum Hukum BUMN	Bali	Dir SP
7.	Speaker at the event of BATIC 2022 “Building the Indo-Pacific Digital Connectivity Ecosystem”	September 21, 2022	TELIN	Bali	All BoD
8.	The Good Times Summit	September 8, 2022	F20 Indonesia	Jakarta	Dir DB
9.	Global Human Capital Summit	August 25, 2022	B20 Indonesia	Jakarta	Dir DB
10.	Colloquium of Magazine Stability “Embracing the Next Level of Digital Banking - Metaverse: A Bold New World of Opportunities and Challenges “	July 26, 2022	LPPI	Online	Dir SP
11.	Speaker at Inhouse Training PLN (Discovering Strategic Alliances & Managing Business Partnership)	July 14, 2022	SBM ITB	Jakarta	Dir SP
12.	Speaker at Tempo Talkshow	June 21, 2022	Tempo	Jakarta	Dir SP
13.	Digitalisasi Nusantara Expo & Summit	March 29-31, 2022	B20 Indonesia	Surakarta	President Director, Dir DB
14.	Speaker at Musyawarah Provinsi Asosiasi Pendidikan Tinggi Informatika dan Komputer Provinsi Jawa Barat. Revolusi Metaverse	March 23, 2022	APTIKOM	Online	Dir SP
15.	Speaker at MNC Investor Forum 2022	March 15, 2022	MNC	Online	Dir SP

BOARD OF DIRECTORS’ DIVERSITY

Telkom upholds equality of Human Rights (HAM) as stated in Law No. 39 Year 1999 regarding Human Rights. Therefore, Telkom's main Shareholders and controllers guarantee there is no discrimination in the election and appointment of the Board of Directors even though it is not contained in a special human rights policy. Each member of the Board of Directors elected are professionals who have expertise, skills, and good integrity following Telkom's needs in the digital era.

The results of the 2022 AGMS determined nine members of the Board of Directors, one of whom is a woman. The decision was taken based on the results of the selection and was not an attempt to discriminate against women in determining the position of Telkom's Board of Directors.

Table of Content

Board of Directors’ Diversity as of December 31, 2022

No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Ririek Adriansyah	President Director	Male	Electrical Engineering	Bachelor
2.	Heri Supriadi	Director of FRM	Male	Business Management	Doctoral
3.	FM Venusiana R.	Director of CONS & Acting Director of EBIS	Female	Electrical Engineering and Management	Master
4.	Herlan Wijanarko	Director of NITS	Male	Electrical Engineering and Management	Master
5.	Muhamad Fajrin Rasyid	Director of DB	Male	Informatics Engineering	Bachelor
6.	Budi Setyawan Wijaya	Director of SP	Male	Industrial Engineering and Management	Master
7.	Afriwandi	Director of HCM	Male	Industrial Engineering and Management	Master
8.	Bogi Witjaksono	Director of WINS	Male	Electrical Engineering and Telecommunication Engineering	Master

Remarks:

FRM Finance & Risk Management, CONS Consumer Service, EBIS Enterprise & Business Service, NITS Network & IT Solution, WINS Wholesale & International Service, HCM Human Capital Management, DB Digital Business, SP Strategic Portfolio.

Table of Content

BOARD OF DIRECTORS’ DOUBLE POSITION

During 2022, there are members of the Board of Directors of Telkom who hold double positions, both at Telkom as the Parent Company, Subsidiaries, or other Entities. The following table provides information on members of the Board of Directors who have double positions.

Board of Directors’ Double Position as of December 31, 2022

No.	Name	Telkom		Subsidiaries		Other Entities
		Position	Other Position
1.	Ririek Adriansyah	President Director	None	None		None
2.	Heri Supriadi	Director of FRM	President Commissioner	a.	PT Graha Sarana Duta (Telkom Property)	None
			Commissioner	b.	PT Telekomunikasi Selular (Telkomsel)
3.	FM Venusiana R.	Director of CONS & Acting Director of EBIS	President Commissioner	a.	PT Telkom Akses	None
			President Commissioner	b.	PT PINS Indonesia
4.	Herlan Wijanarko	Director of NITS	President Commissioner	a.	PT Dayamitra Telekomunikasi	None
5.	Muhamad Fajrin Rasyid	Director of DB	President Commissioner	a.	PT Metranet	None
			President Commissioner	b.	PT MDI
			Commissioner	c.	PT Sigma Cipta Caraka
6.	Budi Setyawan Wijaya	Director of SP	President Commissioner	a.	PT Sigma Cipta Caraka	None
			President Commissioner	b.	PT Jalin Pembayaran Nusantara
			President Commissioner	c.	PT Multimedia Nusantara
7.	Afriwandi	Director of HCM	President Commissioner	a.	Infomedia	None
			Chairman of the Supervisory Board	b.	Dana Pensiun Telkom
8.	Bogi Witjaksono	Director of WINS	President Commissioner	a.	PT Telekomunikasi Indonesia Internasional	None
			President Commissioner	b.	PT Telkom Satelit
			President Commissioner	c.	PT Telkom Data Ekosistem
			President Commissioner	d.	PT Telkom Infra

Remarks:

FRM Finance & Risk Management, CONS Consumer Service, EBIS Enterprise & Business Service, NITS Network & IT Solution, WINS Wholesale & International Service, HCM Human Capital Management, DB Digital Business, SP Strategic Portfolio.

BOARD OF DIRECTORS’ SELF ASSESSMENT POLICY

The Board of Directors has a self-assessment policy to assess the performance of the Board of Directors, in accordance with the Joint Regulation of the Board of Commissioners and the Board of Directors No. 08/KEP/DK/2020 and PD.620.00/r.00/HK200/COP-M4000000/2020 regarding Guidelines for Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk. These guidelines are used by Telkom as a form of accountability for collegially assessing the performance of the Board of Directors. Each member of the Board of Directors assesses the performance of the Board of Directors collegially, which means not assessing the individual performance of each member of the Board of Directors. With this self-assessment, it is hoped that each member of the Board of Directors can contribute to improving the performance of the Board of Directors on an ongoing basis. More complete information regarding the Board of Directors' self-assessment policy can be accessed through the Telkom Board Manual which is found on the menu on the Telkom website.

Table of Content

BOARD OF DIRECTORS’ COLLEGIATE ASSESSMENT

No.	KPI		Unit	Target	Polarity	Point
A. Economic and Social Value for Indonesia
1.	Profitability Expansion
	a.	EBITDA	T Rp	74.3	Maximize	6
	b.	Cash Flow from Operation (CFO)	T Rp	68.9	Maximize	6
	c.	Income for the year	T Rp	21.2	Maximize	5
2.	ROIC with long term rate ROIC ≥ WACC		%	100	Maximize	5
3.	Interest Bearing Debt to Equity in the range of investment grade rated companies		X	0.55	Minimize	4
4.	Interest Bearing Debt to EBITDA in the range of investment grade rated companies		X	0.7	Minimize	4
5.	Consumer Operational
	a.	Home-served/Home-passed	%	44	Maximize	5
6.	New Corporate Structure (incl: InfraCo, PlatformCo, DigiCo)%			100	Maximize	5
7.	Development of digital platform for handling the COVID-19 pandemic		Time	March 2021	Minimize	5
B. Business Model Innovation
1.	Penetration of Bundling Product Fixed & Mobile TelkomGroup		KSSL	480	Maximize	5
2.	B2B IT/Digital External Revenue		T Rp	11.71	Maximize	5
3.	B2C Digital Services (non-connectivity) External Revenue		T Rp	9.72	Maximize	5
C. Technology Leadership
1.	Project Milestone Completion for Planned 5G Initiative		Time	December 2021	Minimize	6
2.	Mobile Data Revenue Share		%	49	Maximize	9
D. Investment Increase
1.	Telkom Digital Venture:
	a.	Telkom Venture Fund Value	T Rp	6	Maximize	5
	b.	Money Multiplier	X	1.5	Maximize	5
2.	% Subsidiaries with ROIC > WACC Telkom		%	50	Maximize	5
E. Talent Development
1.	% Woman in Nominated Talent		%	15	Maximize	2
2.	% Millenials (< 40 tahun) in Top Talent		%	3	Maximize	2
3.	Digital Talent Readiness (Build)		Total	632	Maximize	4
4.	Project milestone ITDRI		Time	December 2021	Minimize	2
Total						100

BOARD OF DIRECTORS’ MEETING

Based on the Company's Articles of Association, Telkom's Board of Directors has a stipulation to hold an internal meeting once a month, but may hold other meetings at any time. Meanwhile, joint meetings between the Board of Directors and the Board of Commissioners are held at least once in 4 months.

In meeting, a quorum is reached when more than half of the members of the Board of Directors are present or legally represented at the meeting. Each member of the Board of Directors who is present or legally represented has one vote. The decision making mechanism at the Board of Directors meeting is based on deliberation to reach consensus. If consensus is not reached, then decision making will be carried out based on the majority vote of the members of the Board of Directors who are present.

Table of Content

In 2022, Telkom Board of Directors held 61 meetings. The following table explains the frequency of attendance of the Board of Directors' meetings during the 2022 reporting period.

Board of Directors’ Attendance and Agenda at Internal Meetings

No.	Date	Meeting’s Agenda
1.	January 4, 2022	1.	Operational Performance Report & Revenue W4 December 2021
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
2.	January 11, 2022	1.	Operational Performance Report, Revenue & SI Program Action Based YtD December 2021 (Outlook)
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
3.	January 18, 2022	1.	Report of Director Meeting’s Format 2022
		2.	Report of Corporate Theme 2022 TelkomGroup
		3.	Operational Performance Report & Revenue W2 January 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
4.	January 20, 2022	1.	Report of Company Performance YtD December 2021
		2.	BOC concern material that is reported regularly
		3.	Additional concerns that need to be reported
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
5.	January 25, 2022	1.	Operational Performance Report and Revenue YtD December (Closing) 2021 and W3 January 2022
		2	Report of Director Meeting’s Format 2022
		3.	Report of Gerakan PeduliInfrastruktur
		4.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
6.	February 2, 2022	1.	Operational Performance Report & Revenue W4 January 2022
		2.	Report of STO’s Naming
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
7.	February 8, 2022	1.	Operational Performance Report, Revenue & SI Program Action Based YtD January 2022 (Outlook)
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
8.	February 15, 2022	1.	Operational Performance Report & Revenue W2 February 2022
		2.	Report of Five Bold Moves Program
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	-	-	-
9.	February 22, 2022	1.	Operational Performance Report and Revenue YtD January (Closing) 2022 and W3 February 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
10.	March 1, 2022	1.	Operational Performance Report & Revenue W4 February 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√

Table of Content

No.	Date	Meeting’s Agenda
11.	March 8, 2022	1.	Operational Performance Report, Revenue & SI Program Action Based YtD February 2022 (Outlook)
		2.	Report of Product Plan 2022
		3.	Kickoff Quality Control (QC) PSB IndiHome
		4.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
12.	March 15, 2022	1.	Operational Performance Report & Revenue W2 March 2022
		2.	Report of Five Bold Moves: Report of Fixed-mobile Convergence (FMC) Program
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	-	√	√	√	√	√
13.	March 22, 2022	1.	Operational Performance Report and Revenue YtD February (Closing) 2022 and W3 March 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
14.	March 29, 2022	1.	Operational Performance Report & Revenue W4 March 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	-
15.	April 5, 2022	1.	Report of Follow up on the Direction of the President of the Republic of Indonesia regarding Increasing Use of Domestic Products
		2.	Report of Limited Meetings Agenda
		3.	Report of TelkomGroup Safari Ramadhan Readiness (including an update on the SOE Minister's Safari Ramadhan readiness)
		4.	Operational Performance Report, Revenue & SI Program Action Based YtD March 2022 (Outlook)
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
16.	April 12, 2022	1.	Report of Limited Meetings Agenda
		2.	Operational Performance Report & Revenue W1 April 2022
		3.	Report of Redefining IT Transformation (Progress of audiences IT pain point program at CFU-FU)
		4.	Report of House Style Gedung Telkom
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
17.	April 14,, 2022	1.	Report of Management YtD March 2022
		2.	BoC Concern Joint Meetings Performance YtD March 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	-	√	√	-	-	-	-	√
18.	April 19, 2022	1.	Operational Performance Report & Revenue W2 April 2022
		2.	Update Earning Call FY Material 2021
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		-	√	√	√	√	√	√	-	√
19.	May 10, 2022	1.	Operational Performance Report, Revenue & SI Program Action Based YtD April 2022 (Outlook)
		2.	Report of Update the Readiness of IKN’s Satgas
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	-	√	√	√	√	√	√	-

Table of Content

No.	Date	Meeting’s Agenda
20.	May 18, 2022	1.	Kick Off Satgas Increased Use of Domestic Products (P3DN) 2022
		2.	Report of Limited Meetings Agenda
		3.	Operational Performance Report & Revenue W2 May 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	-	√	√	√	√	-	√
21.	May 20, 2022	1.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
22.	May 24, 2022	1.	Operational Performance Report and Revenue YtD April (Closing) and W3 May 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
23.	May 31, 2022	1.	Operational Performance Report & Revenue W4 May 2022
		2.	Update always on backbone national: Design & Capacity
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
24.	June 7, 2022	1.	Operational Performance Report, Revenue & SI Program Action Based YtD May 2022 (Outlook)
		2.	Report of Readiness of Celebrate 57th Telkom’s Anniversary
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
25.	June 14, 2022	1.	Operational Performance Report & Revenue W4 December 2021
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	-	√	-	√	√
26.	June 21, 2022	1.	Report of Limited Meetings Agenda
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
		4.	Report of Limited Meetings Agenda
		5.	Operational Performance Report and Revenue YtD May (Closing) 2022 and W2 June 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	√	√	√	√
27.	June 28, 2022	1.	Operational Performance Report & Revenue W3 June 2022
		2.	Kick Off Satgas INDI 4.0 TelkomGroup
		3.	Report of Limited Meetings Agenda
		4.	Report of Limited Meetings Agenda
		5.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	√	-	√	√	√
28.	July 5, 2022	1.	Operational Performance Report, Revenue & SI Program Action Based YtD June 2022 (Outlook)
		2.	Kick Off Satgas Telkom Organization Post 5 Bold Moves
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
29.	July 19, 2022	1.	Operational Performance Report & Revenue W2 July 2022
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
30.	July 22, 2022	1.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√

Table of Content

No.	Date	Meeting’s Agenda
31.	July 26, 2022	1.	Operational Performance Report & Revenue YtD June (Closing) and W3 July 2022
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
32.	August 2, 2022	1.	Report of Limited Meetings Agenda
		2.	Operational Performance Report & Revenue W4 July 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
33.	August 16, 2022	1.	Report of Limited Meetings Agenda
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
		4.	Operational Performance Report & Revenue W2 August 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	-	√	N/A	√	√	√	√
34.	August 23, 2022	1.	Report of Limited Meetings Agenda
		2.	Operational Performance Report and Revenue YtD July (Closing) 2022 and W3 August 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	-
35.	August 24, 2022	1.	Report of Limited Meetings Agenda
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
36.	August 30, 2022	1.	Operational Performance Report & Revenue W4 August 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
37.	September 7, 2022	1.	Operational Performance Report, Revenue & SI Program Action Based YtD August 2022 (Outlook)
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
38.	September 13, 2022	1.	Operational Performance Report & Revenue W1 September 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
39.	September 20, 2022	1.	Operational Performance Report & Revenue W2 September 2022
		2.	Report of Program Non-5 Bold Move: Regional Empowerment Office (REO)
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
40.	September 23, 2022	1.	Report of Company Performance YtD August 2022
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
		4.	Report of Plan of Spectrum Auction 2100 MHz
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
41.	September 27, 2022	1.	Operational Performance Report and Revenue YtD August (Closing) 2022 and W3 September 2022
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√

Table of Content

No.	Date	Meeting’s Agenda
42.	October 4, 2022	1.	Operational Performance Report & Revenue W4 September 2022
		2.	Report of Progress Mitigation Fraud IndiHome
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
43.	October 11, 2022	1.	Operational Performance Report, Revenue & SI Program Action Based YtD September 2022 (Outlook)
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
44.	October 19, 2022	1.	Operational Performance Report & Revenue W2 October 2022
		2.	Report of Roadmap Management of Digital B2B & B2C TelkomGroup
		3.	Report of Limited Meetings Agenda
		4.	Report of Limited Meetings Agenda
		5.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	-	√	√
45.	November 1, 2022	1.	Operational Performance Report & Revenue W4 October 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
46.	November 8, 2022	1.	Operational Performance Report, Revenue & SI Program Action Based YtD October 2022 (Outlook)
		2.	Report of National Appreciation of Innovation
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	-	√	N/A	√	√	-	√
47.	November 15, 2022	1.	Operational Performance Report & Revenue W2 November 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
48.	November 22, 2022	1.	Operational Performance Report and Revenue YtD October (Closing) 2022 and W3 November 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		-	√	√	√	N/A	√	√	√	√
49.	November 23, 2022	1.	Report of Limited Meetings Agenda
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
50.	November 29, 2022	1.	Report of Limited Meetings Agenda
		2.	Operational Performance Report & Revenue W4 November 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
51.	December 6, 2022	1.	Report of Limited Meetings Agenda
		2.	Report of Digital Group Strategic Orchestration (DGSO)
		3.	Operational Performance Report, Revenue & SI Program Action Based YtD November 2022 (Outlook)
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√
52.	December 13, 2022	1.	Operational Performance Report & Revenue W1 December 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	√	√	√	N/A	√	√	√	√

Table of Content

No.	Date	Meeting’s Agenda
53.	December 20, 2022	1.	Report of Limited Meetings Agenda
		2.	Report of Limited Meetings Agenda
		3.	Operational Performance Report and Revenue YtD November (Closing) 2022 and W2 December 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		√	-	√	√	N/A	√	√	√	√
54.	December 28, 2022	1.	Report of Limited Meetings Agenda
		2.	Report of System Integration Design (FIONA-Anaplan)
		3.	Report of Masterplan IT & Maturity level IT
		4.	Operational Performance Report & Revenue W3 December 2022
	Attendance List	RA	AW	HS	FMV	EW(1)	HW	MFR	BSW	BW
		-	-	√	-	N/A	√	√	-	√

Remark:

(1)	Has been out of position since July 8, 2022.

RA	Ririek Adriansyah	HW	Herlan Wijanarko
DR	Dian Rachmawan	MFR	Muhamad Fajrin Rasyid
AW	Afriwandi	BSW	Budi Setyawan Wijaya
HS	Heri Supriadi	BW	Bogi Witjaksono
FMV	FM Venusiana R.
EW	Edi Witjara

Board of Directors’ Attendances at Internal Meeting

No.	Name	Position	Total of Meetings	Total of Attendance	Percentage of Attendance
					%
1.	Ririek Adriansyah	President Director	54	51	94
2.	Heri Supriadi	Director of FMR	54	51	94
3.	FM Venusiana R	Director of CONS & Acting Director of EBIS	54	52	96
4.	Herlan Wijanarko	Director of NITS	54	52	96
5.	Muhamad Fajrin Rasyid	Director of DB	54	50	93
6.	Budi Setyawan Wijaya	Director of SP	54	48	89
7.	Edi Witjara	Director of EBIS(1)	27	25	93
8.	Afriwandi	Director of HCM	54	51	94
9.	Bogi Witjaksono	Director of WINS	54	50	93

Remark:

(1)

Has been out of position since 8 July 2022

The position of EBIS Director is filled by appointing Ms. FM Venusiana R as Acting Director of EBIS in addition to her position as Director of Consumer Service

Table of Content

CORPORATE SECRETARY

Telkom has a Corporate Secretary/Investor Relations function which facilitates the internal communication of the Board of Directors and the Board of Commissioners, in accordance with POJK No. 35/POJK.04/2014 regarding Corporate Secretary of Issuers or Public Companies. In terms of external communication, Corporate Secretary/Investor Relations role is to establish relationships between the Company and Stakeholders, especially the Government, Shareholders, and Financial Services Authority (OJK) and provide information about the company. In addition, from a compliance perspective, Corporate Secretary/Investor Relations has an important role in ensuring that Telkom complies with laws and regulations related to the Capital Market, so that the company's business processes can run properly and comply with the provisions.

CORPORATE SECRETARY’S DUTY AND RESPONSIBILITY

The Corporate Secretary has the following duties and responsibilities:

1.	Preparing and organizing GMS, including the material, particularly the Annual Report;
2.	Attending the Board of Directors’ Meetings and Joint Meetings between the Board of Commissioners and Board of Directors;
3.	Managing and maintaining documents related to the Company’s activities, including the GMS’s documents and other important documents of the Company; and
4.	Determining criteria regarding the types and contents of information that can be presented to the Stakeholders, including information that can be published as public documents.

CORPORATE SECRETARY’S FUNCTIONS

The functions of Corporate Secretary include:

1.	To prepare and communicate accurate, complete, and timely information regarding the performance and prospect of the Company to Stakeholders.
2.	To synergize with related units, including the subsidiaries, for socialization, implementation, monitoring and reviewing of GCG, and its implementation.
3.	To assist the Board of Directors in various activities, information, and documentation, among others:
	a.	Preparing the Register Book of Shareholders;
	b.	Attending the Board of Directors’ meetings and preparing its minutes of meetings; and
	c.	Preparing and organizing GMS.
4.	To publish the company’s information in a tactical, strategic, and timely manner.

Table of Content

CORPORATE SECRETARY’S PROFILE

Edwin Julianus Sebayang

Profile

Age	: 53 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Education

1996	Master of Business Administration, University of Exeter, United Kingdom.
1993	Bachelor of Economic, University of Kristen Satya Wacana.

Basis of Appointment

Decision Letter of the Board of Directors.

Term of Service

Start from January 1, 2023 up to present.

Career Experiences

2021-2022	Director of PT MNC Asset Management.
2010-2020	Head of Research PT MNC Sekuritas.

CORPORATE SECRETARY’S IMPLEMENTATION TASKS

Until the end of 2022, Corporate Secretary of Telkom has organized activities as presented in the following table.

Implementation of Corporate Secretary Activities in 2022

No.	Date	Name of Activities	Organizer	Location
1.	January 5-6, 2022	13th Credit Suisse ASEAN Conference	Credit Suisse	Online
2.	January 12, 2022	DBS Pulse of Asia 2022	DBS	Online
3.	January 13, 2022	Nomura Virtual Indonesia Corporate Day	Nomura	Online
4.	February 10, 2022	Mandiri Investment Forum 2022	Mandiri Sekuritas	Online
5.	March 4, 2022	Nomura ASEAN Conference	Nomura	Online
6.	April 21-22, 2022	Macquarie Indonesia Day	Macquarie	Online
7.	May 12, 2022	Investor Day with SOE – Abu Dhabi	Mandiri Sekuritas	Abu Dhabi
8.	May 16, 2022	Investor Day with SOE – Paris	Mandiri Sekuritas	Paris
9.	May 18-19, 2022	Investor Day with SOE – London	Mandiri Sekuritas	London
10.	June 8, 2022	UBS OneASEAN Conference 2022	UBS	Online
11.	June 10, 2022	CITI 3rd Pan-Asia Regional Investor Conference	CITI	Singapore
12.	June 29 ,2022	UOB Kay Hian Virtual Shariah Gems Conference 2022	UOB	Online
13.	June 30, 2022	Morgan Stanley Virtual ASEAN Conference 2022	Morgan Stanley	Online
14.	August 11-12, 2022	CGS-CIMB 14th Annual Indonesia Conference 2022	CGS-CIMB	Bali
15.	September 5-6, 2022	JPMorgan ASEAN CEO-CFO Forum 2022	JPMorgan	London
16.	September 8-9, 2022	JPMorgan ASEAN CEO-CFO Forum 2022	JPMorgan	New York
17.	September 14-15, 2022	29th Annual CITIC CLSA Flagship Investors’ Forum 2022	CLSA	Online
18.	October 6, 2022	IDX-Daiwa-Bahana Best of Indonesia 2022	IDX-Daiwa	Singapore

Table of Content

No.	Date	Name of Activities	Organizer	Location
19.	October 12, 2022	Investor Day with Macquarie	Macquarie
20.	November 7-8, 2022	NDR SOE with Mandiri Sekuritas and Jeffriess - New York	Mandiri Sekuritas	New York
21.	November 9, 2022	NDR SOE with Mandiri Sekuritas and Jeffriess – Boston	Mandiri Sekuritas	Boston
22.	November 10, 2022	NDR SOE with Mandiri Sekuritas and Jeffriess – San Fransisco	Mandiri Sekuritas	San Fransisco
23.	November 23-24, 2022	Investor Day with CLSA	CLSA	Hong Kong

CORPORATE SECRETARY’S TRAINING AND EDUCATION

In 2022, Telkom will provide training for Investor Relations Unit to develop the competence of Corporate Secretary/Investor Relations. Some of the education and training provided by Telkom during 2022 are as follows.

Training and Education Attended by Corporate Secretary/Investor Relations in 2022

No.	Date	Name of Activities	Organizer	Location
1.	November 30, 2022	Consultative Workshop To Scale Up Green Finance In Indonesia	OJK, IDX, ADB, & UNDP	Jakarta
2.	November 5, 12, 19, 26, 2022	Standar Profesi Sekretaris Perusahaan Pendidikan Dasar II	ICSA	Online
3.	August 29, 2022	Webinar New Accounting Standards (IFRS & PSAK) & Sustainability Reporting Update	Deloitte	Online
4.	June 28, 2022	Webinar with topic “ASEAN Corporate Governance Scorecard (ACGS) – Journey to ASEAN Asset Class”	RSM Indonesia	Online
5.	June 24, 2022	Dissemination of Information Changes in Report Format E009 - Monthly Report on Registration of Securities Holders/Changes in Shareholder Structure	ICSA & IDX	Online
6.	June 16, 2022	Virtual demos with Q&A webinar, for the user about Toppan Merrill Bridge launching a new Fillings & Versions Apps	Toppan Merrill	Online
7.	May 31, 2022	Seminar Master Class: “Reporting Gender Equality and Employment Practices for Sustainability and Annual Report”	IDX, GRI, & IBCWE	Online
8.	May 17, 2022	Training Good Corporate Governance (GCG). Training ASEAN Corporate Governance Scorecard (ACGS)	Telkom Corpu	Online

Table of Content

INTERNAL AUDIT DEPARTMENT

Internal Audit Department (IA) is a part of TelkomGroup whose function is to provide an independent and objective view of Company's business activities and helps the TelkomGroup achieve its goals through a systematic and disciplined approach in evaluating and improving the effectiveness of risk management, control, and implementation of Good Corporate Governance. Internal Audit Department is also expected to add value and improve the effectiveness and efficiency of Company's business operations.

INTERNAL AUDIT CHARTER

Telkom has an IA Charter as stated in Resolution of the Board of Directors Number SK.13/PW000/TEL-00000000/2021 dated May 18, 2021 regarding Internal Audit Charter, and has been approved by President Director, President Commissioner, and Chairman of Audit Committee. This charter is guided by the international standards of the Institute of Internal Auditors (IIA). IA Charter contains references and guidelines for IA in carrying out the functions and roles of carrying out internal audit activities in the company, in the form of vision, mission, structure, status, duties, responsibilities and authorities of IA, as well as internal auditor requirements.

INTERNAL AUDIT DEPARTMENT’S DUTIES AND RESPONSIBILITIES

Duties and responsibilities of IA Telkom, based on Internal Audit Charter, are:

1.

To prepare work plans and annual risk-based audit programs in line with the direction and development of the company's business and carry out work plans and audit programs that have been approved by the Audit Committee and approved by the President Director;

2.	To help the Company to ensure that internal controls and risk management systems have been implemented effectively and efficiently about:
	a.	Financial reporting to produce information that is free from material misstatement and by applicable standards and regulations;
	b.	Operational controls to ensure that management objectives are achieved appropriately;
	c.	Asset management has been carried out appropriately to protect assets from physical and legal risks and ensure optimal use of assets;
	d.	Ensure that the Company’s activities comply with the applicable laws and regulations.
3.	To monitor, analyze, and report on follow-up improvements that have been recommended;
4.	To develop evaluation methods and quality improvement programs for the activities and results of the Internal Audit in collaboration with the Audit Committee;
5.	To provide consultancy needed by the Company, Subsidiaries, Affiliated Companies, and Other Entities following the agreed scope of internal audit;
6.	To perform audit synergies with units that carry out the internal audit function in Subsidiaries, Affiliated Companies, and Other Entities;
7.

Follow up on reports of whistle-blowers coming through the Telkom Integrity Line regarding alleged fraud in the Company, Subsidiaries, and other Affiliated Entities, and submit reports to the Audit Committee and President Director.

Table of Content

SVP INTERNAL AUDIT DEPARTMENT’S PROFILE

Daru Mulyawan

Profile

Age	: 51 years old
Nationality	: Indonesian
Domicile	: South Tangerang

Educations

1991 - 1996	Bachelor Degree of Accounting in Universitas Diponegoro

Basis of Appointment

Resolution of the Board of Directors of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk Number SK 981/PS720/HCB-105/2022 dated June 30, 2022 regarding Assignment of Employee Exchange Employees as SVP of Internal Audit.

Term of Service

July 1, 2022 – June 30, 2024.

Carreer Experiences

July 2022 – present	SVP Internal Audit Telkom.
January 2020 – June 2022	SVP Internal Audit Telkomsel.
July – December 2019	VP Risk Management Telkomsel.
July 2016 – June 2019	SVP Enterprise Resource Planning Telkomsel.
July 2013 – June 2016	VP Accounting and Asset Management Telkomsel.
January 2012 – June 2013	GM Financial Accounting Policy and System Telkomsel.

INTERNAL AUDIT DEPARTMENT’S STRUCTURE AND POSITION

Telkom’s Internal Audit (IA) reports directly to President Director. This unit is headed by Senior Vice President of Internal Audit (SVP IA) who is appointed and dismissed by President Director with approval of the Board of Commissioners. As of the end of 2022, IA Telkom consists of 92 employees.

If SVP IA does not meet the requirements and/or fails or is unable to carry out its duties, the President Director may terminate SVP IA with the approval of the Board of Commissioners. This is in line with Financial Service Authority Regulation No. 56/POJK.04/2015 regarding "Formation and Guidelines for the Preparation of Internal Audit Department Charter". Until the end of 2022, Telkom IA organizational structure can be seen below.

Table of Content

INTERNAL AUDIT DEPARTMENT’S TASK IMPLEMENTATION

Every year, IA Telkom makes a work plan as outlined in Program Kerja Audit Tahunan (PKAT) or Annual Audit Work Program and Program Kerja Non Audit Tahunan (PKNAT) or Annual Non-Audit Work Program, which are approved by Audit Committee and President Director. In 2022 financial year, IA Telkom has carried out 68 assignments outside of PKNAT, which include audit, consultation, evaluation, and review activities. The description of IA Telkom activities are as follow:

Sub Department	Audit	Consultation	Evaluation	Review	Total
Infrastructure & Operation Audit (IOA)	8	8	0	7	23
Integrated & Financial Audit (IFA)	7	4	5	9	25
Information & Technology Audit (ITA)	9	10	1	0	20
Total	24	22	6	16	68

INTERNAL AUDIT’S QUALIFICATION AND PROFESSIONAL CERTIFICATION

Telkom's Internal Audit Employees need to have certain certifications in order to carry out standardized work and so the quality of internal control can run well. At the end of 2022, certifications held by Telkom’s Internal Audit Employees are presented in the table below.

No	Certification Type	Number of Certification
1.	Asian Chartered Professional Accountant (ACPA)	2
2.	Chartered Accountant (CA)	9
3.	Certification in Audit Committee Practice (CACP)	3
4.	Cisco Certified Network Associate (CCNA)	4
5.	Cisco Certified Network Professional (CCNP)	2
6.	Certified Data Center Professional (CDCP)	2
7.	Certified Data Center Specialist (CDCS)	2
8.	Certified Data Privacy Solution Engineer (CDPSE)	1
9.	Certified Ethical Hacker (CEH)	6
10.	Certified Enterprise Risk Governance (CERG)	1
11.	Certified Financial Consultant (CFC)	1
12.	Certified Fraud Examiner (CFE)	3
13.	Certified Forensic Auditor (CFrA)	1
14.	Certified Internal Auditor (CIA)	3
15.	Certification of Internal Audit Executive (CIAE)	3

Table of Content

No	Certification Type	Number of Certification
16.	Certified Internal Audit Leader (CIAL)	1
17.	Certified International Procurement Professional (CIPP)	1
18.	Certified Information Systems Auditor (CISA)	3
19.	Certified Chief Information Security Officer (CISO)	1
20.	Certified Information Systems Security Professional (CISSP)	1
21.	Certified IT Infrastructure Library (ITIL) – IT Intermediate Examination Service Strategy	1
22.	Certified IT Infrastructure Library (ITIL) – IT Intermediate Examination Service Transition	1
23.	Certified IT Infrastructure Library (ITIL) – IT Service Management	2
24.	Certified Management Accountant (CMA)	1
25.	Certified Public Accountant (CPA)	1
26.	Certified Professional Marketer (CPM)	2
27.	Certified Policy Management Professional (CPMP)	1
28.	Certified Risk Associate (CRA)	2
29.	Certified Risk Governance Professional (CRGP)	1
30.	Certification in Risk Management Assurance (CRMA)	2
31.	Certified Risk Management Officer (CRMO)	10
32.	Certified Risk Management Professional (CRMP)	1
33.	Certified Risk Professional (CRP)	3
34.	Certified Securities Analyst (CSA)	1
35.	Certified Scrum Product Owner (CSPO)	1
36.	Certified Governance, Risk Management and Compliance Auditor (GRCA)	2
37.	Certified Governance, Risk Management and Compliance Professional (GRCP)	2
38.	Certified in International Financial Reporting Standard (IFRS)	2
39.	ISO 20000: 2018 ITSMS – Auditor/ Lead Auditor	1
40.	ISO 27001: 2013 ISMS – Auditor/ Lead Auditor	3
41.	ISO 37001: 2016 – Lead Auditor	2
42	Microsoft Certified Solution Associate	1
43.	Microsoft Certified Technology Specialist: Windows Server 2008 Network Infrastructure Configuration	1
44.	Offensive Security Certified Professional (OSCP)	2
45.	Qualified Internal Audit (QIA)	3
46.	Qualified Risk Governance Professional (QRGP)	1
47.	Qualified Wealth Planner (QWP)	1
48.	Red Hat Certified System Administrator (RHCSA)	1
49.	Sertifikasi Akuntan Publik	1
50.	Sertifikasi Auditor Hukum Indonesia	1
51.	Sertifikasi Manajemen Umum Dana Pensiun (MUDP)	1
52.	Sertifikasi Wakil Manajer Investasi	2
53.	The Open Group Architecture Framework version 9 Foundation (TOGAF 9)	1
	Total	108

Table of Content

INTERNAL AUDIT’S TRAINING AND EDUCATION

In 2022, Telkom will involve IA Telkom employees in various educational and training activities organized by Telkom CorpU, ACFE, IIA, ISACA, SPRINT, BPKP, and others. This is done because Telkom realizes the importance of maintaining the competence of IA Telkom employees. The following are recapitulation of education and training attended by IA Telkom employees.

Programs	Number of Participants	Number of Days
Culture	5	191
Leadership	14	77
Business	8	567
Technical	21	214
Certification	13	21
Sharing Knowledge	5	321
Total	66	1,391

Table of Content

INTERNAL CONTROL SYSTEM

The implementation of Internal Control System (SPI) at Telkom is a continuous monitoring mechanism, including the reliability of financial reports, availability of complete and timely financial reports, including the evaluation of financial reporting. Telkom's SPI is under the supervision of President Director and Director of Finance, and is carried out by the Board of Directors, management, and other personnel collectively.

Telkom continues to strive to ensure that the preparation of consolidated financial statements is in accordance with Financial Accounting Standards set by Indonesian Institute of Accountants (IAI) and also complies with the provisions of SOX Section 404 because Telkom's shares are listed on New York Stock Exchange. SOX Section 404 requires Telkom to establish, maintain, test, and disclose the effectiveness of internal control over financial reporting.

In addition to the financial aspect, SPI also aims to provide adequate guarantees for the achievement of efficiency and effectiveness of operational activities, as well as compliance with regulations. Through this system, Telkom monitors the Company's compliance with applicable laws and regulations, both regulations issued by Telkom officials and government regulations. In addition, Telkom also controls its operational activities within the SPI framework, according to the activities in the applicable work procedures in each function.

INTERNAL CONTROL FRAMEWORK

SPI which was implemented by Telkom is in line with the Internal Control-Integrated Framework 2013 from The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Telkom is committed to always ensuring that policies, compliance, and all business activities are carried out in accordance with applicable laws and regulations, both internal and external. The unit responsible for compliance with laws and regulations is Legal & Compliance Unit under Corporate Secretary Department. The unit carries out several activities, such as legal advisory, legal opinion, legal review, and litigation.

Telkom implements five components of internal control in accordance with the COSO Framework. These components are interlinked at all levels and business units of the company. The five components implemented by Telkom are:

1.	Control Environment
	a.	Demonstrates commitment to integrity and ethical values.
	b.	Exercises oversight responsibility.
	c.	Establishes structure, authority, and responsibility.
	d.	Demonstrates commitment to competence.
	e.	Enforces accountability.

2.	Risk Assessment
	a.	Specifies relevant objectives.
	b.	Identifies and analyzes risk.
	c.	Assesses fraud risk.
	d.	Identifies and analyzes significant change.

3.	Control Activities
	a.	Selects and develops control activities.
	b.	Selects and develops general controls over technology.
	c.	Deploys through policies and procedures.

Table of Content

4.	Information and Communication
	a.	Uses relevant information.
	b.	Communicates internally.
	c.	Communicates externally.

5.	Monitoring Activity
	a.	Conducts ongoing and/or separate evaluations.
	b.	Evaluates and communicate deficiencies.

INTERNAL CONTROL IMPLEMENTATION IN TELKOM

The five components have been applied to Telkom's policies, including the following:

INTERNAL CONTROL IMPLEMENTATION IN TELKOM
Control Environment
●

Telkom is committed to integrity and ethical values by building and establishing a corporate culture as a guide for main players in building leadership patterns and strengthening organizational synergies, as an engine of economic growth, an accelerator of social welfare, a provider of employment, and a provider of high performing culture talent. Telkom guarantees sustainable competitive growth in the form of long-term superior performance achievement. Core Values AKHLAK (Amanah, Kompeten, Harmonis, Loyal, Adaptif, and Kolaboratif) are the main values of SOE human resources that must be adopted by TelkomGroup so that every TelkomGroup resource knows, implements, and internalizes seriously, consistently and consequently, thus bring forth to daily behaviors that shape the work culture of TelkomGroup which is in line with the Core Values of SOE.

●

Telkom ensures the effectiveness of implemented Internal Audit activities by implementing the SOA 302/404 prerequisites and managed with a risk-based audit approach. Telkom also ensures that effective coordination and co-operation with internal and external parties, and business risks to all business activities are adequately managed with internal control systems.

●

Telkom has a Competency Directory that defines the company's competency needs. One of them is Finance Stream which includes the competence of Corporate Finance with the sub-area of capital structure competency and Working Capital Management (Treasury Management). Then, Accounting with sub-area competence of Financial Accounting, Management Accounting, and Corporate Tax. The competency development policy is aimed at creating superior, global quality, and highly competitive employees.

Risk Assessment
●

Telkom has several considerations in developing accounting policies, such as Statements of Financial Accounting Standards (PSAK), Interpretation of Statements of Financial Accounting Standards (ISAK), International Accounting Standards (IAS), related laws, and changes in impacted internal environments.

●	Telkom has a principle of financial assertion in ICOFR planning that is well respected by all relevant employees.
●	Telkom manages internal and external corporate risk with established mechanisms.
●	Telkom also implements an anti fraud policy control system and has potential fraud prevention.
Control Activities
●	Telkom sets up a Business Process Owner (BPO) and AO (Application Owner) that have duties and responsibilities related to ICOFR.
●	Risk determination rules and internal controls refer to the ICOFR policy consisting of segregation of duties, risk determination, and determination of internal controls.
●	Telkom has guidelines for the implementation of information systems security that are aligned with company needs and can be implemented on an ongoing basis.

Table of Content

INTERNAL CONTROL IMPLEMENTATION IN TELKOM
Information and Communication
●

Telkom has accounting policies implemented under IFAS and IFRS, outlined following accounting principles and implementation, including information or data related to the process and disclosure of financial reporting, and regulates the components of the consolidated financial statements.

●

Telkom has an information technology policy that provides a frame of reference for each process or unit associated with the organization's IT operations in the preparation and implementation of guidelines and procedures. The scope of IT regulations in our company covers aspects of IT governance and IT management.

Monitoring Activity
●

Telkom has an Internal Audit Charter that includes the auditor's requirements in Internal Audit Department, which has professional integrity and behavior, knowledge of risks and important controls in the field of information technology, knowledge of Capital Market laws and regulations.

● CEO TelkomGroup always increases awareness from management regarding audit and change management in the form of CEO Notes and establishes Integrated Audit and forms Probis IFRS.

Telkom regularly conducts assessments related to the implementation of SPI, to improve the quality of the Company's Internal Control System (SPI). In 2022, Telkom has conducted an assessment of the implementation of SPI, in line with Regulation of the Minister of State-Owned Enterprises Article 26 Paragraph 2 of 2011 regarding Implementation of Good Corporate Governance (GCG) in SOE. The result of SPI assessment in 2022 stated that the effectiveness of the Telkom Control System is effective.

FINANCIAL AND OPERATIONAL CONTROL

The Company runs a control system for the financial function starting from financial plans, feedback, adjustments to validation process to ensure that plans are implemented or to change existing plans in response to various changes that occur. Operational control includes the placement process so that operational activities are carried out effectively and efficiently.

In general, financial and operational control at Telkom, includes:

1.	Physical Control of Assets and Intangible Assets
Physical control of assets in the corporate environment is directed at securing and protecting risky assets.
2.	Separation of Functions and Authorization
Segregation of functions is geared towards adequate review and reduces the potential for errors and fraud.
3.	Execution of Events and Transactions
Control is carried out to ensure that transaction activities are carried out properly according to the plan and need that have been determined.
4.	Accurate and On Time Records on Events and Transactions
Accurate and on time records of operational events and transactions that carried out.
5.	Restricted Access and Accountability for Resources and Their Records
Access to company resources and records should be limited only to the personnel that assigned the duties and responsibilities.
6.	Good Documentation of Control Events and Transactions
Every event and transaction in the company is well documented as basic evidence of the occurrence and fairness of the transaction.

Table of Content

EFFECTIVENESS OF INTERNAL CONTROL SYSTEM OVERVIEW

Telkom reviews the effectiveness of control system based on the supervision carried out by Internal Audit Department, and External Audit Unit. Management is responsible for the implementation of a reliable and effective Internal Control System and ensures that it is embedded at every level of the organization.

Internal Audit Department oversees the implementation of Internal Control System and report it to the Board of Directors and the Board of Commissioners. The audit findings will be submitted to the relevant management for follow-up. Based on the supervision in 2022, Internal Control System at Telkom is considered to have been running effectively.

STATEMENT OF THE BOARD OF DIRECTIONS AND/OR THE BOARD OF COMMISSIONERS ON ADEQUACY OF INTERNAL CONTROL SYSTEM

In an effort to ensure the effectiveness of internal control system, the Board of Directors and the Board of Commissioners through Audit Committee hold regular meetings with the Internal Audit and External Audit Unit. The meeting discussed internal control monitoring and follow-up plans on matters that need to be of concern to management. Internal Audit and External Audit Unit will report to the Board of Directors and the Board of Commissioners the result of monitoring and testing of internal controls at least once a year.

The Board of Directors and the Board of Commissioners assess that Telkom's internal control system has been running effectively and has met the adequacy of policy and standard referred. This adequacy includes:

1.	Provisions of Sarbanes-Oxley Act (SOX) 302, 404, and 906.
	a.	SOX 302 Corporate Responsibility for Financial Reports

Require the CEO and CFO to provide certification regarding the effectiveness of design and implementation of internal control and disclosure of significant deficiencies in internal control in the context of financial reporting (Internal Control over Financial Reporting/ICoFR).

	b.	SOX 404 Management Assessment of Internal Controls

Require companies that list their shares on United States stock exchange to design, implement, document, evaluate, and disclose the result of evaluation of the effectiveness of internal control over financial reporting (Internal Control over Financial Reporting/ICoFR).

	c.	SOX 906 Corporate Responsibilities for Financial Reports: Failure of Corporate Officers to Certify Financial Reports
		i.	If misrepresented, the CEO and CFO are subject to criminal penalties of up to $1 million or up to 10 years in prison, or both, or
		ii.	If the disclosure is intentional, the CEO and CFO are subject to criminal penalties of up to $5 million or up to 20 years in prison, or both.
2.	Regulation of Minister of State-Owned Enterprises Article 26 Paragraph 2 of 2011 regarding Implementation of Good Corporate Governance (GCG) in SOE.

Table of Content

RISK MANAGEMENT SYSTEM

Within Telkom and its Subsidiaries, the risk management system has an important role in realizing Good Corporate Governance (GCG). Various business risks can be identified through the implementation and continuous improvement of the management system. By implementing a good risk management system, the company can compile appropriate risk changes to support business expansion and expansion of business scope for communication transformation in the digital era.

GENERAL ILLUSTRATION REGARDING THE RISK MANAGEMENT SYSTEM

As a company listed on the New York Stock Exchange (NYSE), Telkom has an obligation to implement risk management by complying with the Sarbanes-Oxley Act, specifically articles 302 and 404, also SOE Minister Regulation No. 1 of 2011. Implementation of a risk management system is not only a form of Telkom's compliance, but so that the company's business continuity can run well.

From the aspect of the company's internal regulations, relating to the regulation of the implementation of risk management, Telkom has also issued various company policies in the form of:

for
1.

Decision of the Commissioners (KAKOM No. 7/2006 Risk Management regarding the Authorities and Responsibilities of the Commissioners, the Obligations of the Directors regarding the Implementation of Risk Management);

2.

Resolution of the Board of Directors/Regulation of the Board of Directors (KD 13/2009regarding Guidelines for the Management of SOX Sections 302 and 404, Company Management refers to the provisions of the US SEC;

3.	Regulation of the Board of Directors of a Limited Liability Company (Persero) (Number: 614.00/r/01/HK200/COP-D0030000/2021)regarding Company Risk Management;
4.	Regulation of the Director of Finance and Risk Management (PR 614.00/r.01/HK200/COP-I0000000/2022regarding Guidelines for Implementing Corporate Risk Management (Telkom Enterprise Risk Management);
5.

Standard Operation Procedure, (Number: SOP.RMPP.03/RSG/2022) regarding the explanation of the regulations for the director of finance and risk management for corporate companies (Persero) PR 614.00/r.01/HK200/COP-I0000000/2022 regarding implementation guidelines for enterprise risk management.

These various regulations and provisions form the foundation for Telkom to carry out risk management, of course referring to various existing standards and best practices.

Table of Content

HEAD OF RISK MANAGEMENT DEPARTMENT’S PROFILE

Jati Widagdo

Profile

O
Age	: 49 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Education

1996	Bachelor Degree in Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia.

Executive Course

1.	Executive Education: INSEAD (Global Leadership Course).
2.	Kellog Northwestern (Operational Strategy).
3.	Standford (Driving Innovation).
4.	BCI (Risk Management & Business Continuity Plan).

Basis of Appointment

Decision Letter of Telkom Directors No. SK 1804/PS720/HCB-105/2021 dated July 30, 2021 regarding Employee Movements.

Term of Service

August 1, 2021 up to present.

Career Experiences

2021 - Present	SVP Risk Management.
2020 - 2021	CEO Admedika.
2019 - 2020	CEO BOSNET Distribution Indonesia.
2016 - 2019	Director IT and Operation PT Integrasi Logistik Cipta Solusi.
2009 - 2016	Assistant Vice President RPM in Telkom.

Experience Engaged in Strategic Projects

2020 - 2021	Head of PMO Digital Market (PADI) MSME Ministry of SOE.
2020	Lead of Digitization Port and Logistics.
2017 - 2019	Digital Healthcare.

Jajat Sutarjat

Profile

Age	: 55 years
Nationality	: Indonesian
Domicile	: Bandung, Indonesia

Educational Background

.
2003	MM Financial STMB Yayasan Pendidikan Telkom.
1992	Bachelor of Industrial Engineering ITB.

Table of Content

Executive Course

.
1.	Euromoney-Hongkong (M&A Winning Strategy).
2.	American Management Association (AMA Strategic Planning).
3.	The 9th Annual on Future EMEA Executive - STL Telco 2.0/London.
4.	Workshop & Executive Training ICoFR - Ernst & Young.
5.	Risk Governance Master Class - ERM Academy/Malaysia.
6.	London (Working with Business Processes: Discovery, Assessment, Mapping, Analysis and Design).

Certification

1.	Certified Governance Risk Compliance Professional (GRCP) OCEG 2022.
2.	Certified Governance Professional (CGP) LSP MKS 202.
3.	Certified Risk Professional (CRP) LSPPM 2021.
4.	Certified in Enterprise Risk and Governance (CERG) from CRMS - Kuala Lumpur 2017.

Basis of Appointment

Decision Letter of Telkom Directors No. SK 1247/PS720/HCB-105/2022 dated August 26, 2022 regarding Employee Movements.

Term of Office

August 26, 2022 up to present.

Career Experiences

2022 – Present	VP Risk Operation & Process Management.
2021 – 2022 2020 – 2021	VP Risk Strategy & Governance. VP Governance & Risk Management.
2017 – 2020	Senior Principal Expert Risk and Process Assurance.
2015 – 2017	VP Risk & Process Management.
2012 – 2014	VP Corporate Strategic Planning.
2006 - 2012	AVP Corporate Strategic Planning.

RISK MANAGEMENT DEPARTMENT’S TRAINING AND CERTIFICATION

As a commitment to constantly improve the risk management system, Telkom regularly enrolls members of the Risk Management Department to attend education and training to improve competency and quality.

Apart from that, just like in previous years, Telkom conducted outreach and workshops on risk management in offices, divisions, and subsidiaries. This is done so that all units within Telkom have the same understanding in the implementation of risk management. The table below describes the risk management training activities in 2022:

Risk Management Training in 2022

ate
No.	Year	Name	Training Activities	Organization Institution
1.	2022	ISO 22301 BCMS Lead Implementer	Online	Sprint Consultant
2.	2022	Risk Assessment Project	Online	Tap Kapital
3.	2022	Risk Based Audit	Online	CRMS (Center of Risk Management & Sustainability)
4.	2022	Anti-Fraud Training: Building Anti-Fraud Strategy in Organizations	Online	ACFE (Association of Certified Fraud Examiners)
5.	2022	ASEAN Corporate Governance Scorecard (ACGS) Training	Online	Indonesian Institute for Corporate Director

Table of Content

ate
No.	Year	Name	Training Activities	Organization Institution
6.	2022	Risk Based Budgeting	Online	CRMS (Center of Risk Management & Sustainability)
7.	2022	Assessment Significant Business Process ICOFR	Online	Deloitte
8.	2022	Business Process Management	Online	IPQI Training Center Member of Proxsis

Professional Certification

Risk Management Department consists of professionals who are experts in their fields. By the end of 2022, there are 17 members of Telkom Risk Management Department who have professional certifications related to risk management, as presented in the table below.

Professional Certification of Members of Telkom Risk Management Department as of December 31, 2022

No.	Member’s Name	Certification		Year of Review	Status
1.	Jajat Sutarjat	a.	Certified in Enterprise Risk Governance (CERG)	2017	Active
		b.	Certified Risk Professional (CRP)	2021	Active
		c.	Certified Governance Professional (CGP)	2021	Active
		d.	Certified Risk Governance Professional (CRGP)	2022	Active
2.	Moh Ahmad	a.	Certified in Enterprise Risk Governance (CERG)	2017	Active
		b.	Certified Risk Professional (CRP)	2020	Active
		c.	Certified Governance Professional (CGP)	2021	Active
		d.	Certified Risk Governance Professional (CRGP)	2022	Active
3.	Hendri Purnaratman	a.	Certified Risk Professional (CRP)	2021	Active
		b.	Certified Governance Professional (CGP)	2021	Active
		c.	Governance Risk and Compliance Professional (GRCP)	2022	Active
4.	Agus Suprijanto	Certified Risk Professional (CRP)		2020	Active
5.	Rudi Sudiro M	Certified Risk Professional (CRP)		2020	Active
6.	Iswatoen Hasanah	Certified Risk Professional (CRP)		2020	Active
7.	Tati Krisnayanti	Certified Risk Professional (CRP)		2020	Active
8.	Fivtina Marbelanty	Certified Risk Professional (CRP)		2020	Active
9.	Sophia Khana	a.	Certified Risk Professional (CRP)	2021	Active
		b.	Certified Governance Professional (CGP)	2021	Active
10.	Meylia Candrawati	a.	Certified Risk Professional (CRP)	2021	Active
		b.	Certified Governance Professional (CGP)	2021	Active
11.	Nofriandi Rosa	Certified Risk Professional (CRP)		2021	Active
12.	Tatwanto Prastistho	Certified Risk Professional (CRP)		2021	Active
13.	Dimas Prasstyo	Certified Risk Professional (CRP)		2021	Active
14.	Ardistya Wirawan	Certified Risk Professional (CRP)		2022	Active
15.	Alya Mutiara Basti	Certified Risk Professional (CRP)		2022	Active
16.	Rizka Raniah Rahmat	Certified Risk Professional (CRP)		2022	Active
17.	Niken Dwi Trisnaningati	Certified Risk Professional (CRP)		2022	Active

In addition, training and certification programs are also aimed at divisions and/or sub-units where in 2022 the Certified Risk Professional (CRP) program has been carried out for 22 Telkom employees who are the main risk managers in their respective divisions and/or sub-units. So that since 2020 the total number of TelkomGroup employees who have participated in the Certified Risk Professional (CRP) program are 115 employees.

Table of Content

RISK AWARENESS AND CULTURE

In line with the Strategic Plan of the Ministry of SOEs 2020-2024, specifically related to strengthening the risk management function and GCG of SOEs, increasing the Risk Aware Culture is important in achieving company targets & goals.

A good Risk Aware Culture can improve:

1.	Organizational capability to manage measurable risk levels.
2.	Improving Corporate Governance Compliance.
3.	Achievement of company performance targets.

As a basis for the behavior of Telkom personnel in realizing risk management practices, Risk Aware Culture is one of the implementations of AKHLAK's Core Values, especially on the KOMPETEN value, namely continuing to learn and develop capabilities. The risk awareness program is carried out in 3 categories, namely the leader journey, people journey, and program journey.

1.	Leader Journey
a.	Sharing Session Involving Telkom Leaders

Telkom routinely conducts sharing sessions involving C-Level Executives from divisions and subsidiaries with the aim of building a commitment to risk management implementation.

b.	Training and Certification

Telkom also strengthens risk management through relevant training programs that are attended by Heads of Units and Management of Subsidiaries.

c.	Webinars with External Experts

The webinar program is conducted by external experts, both consultants, practitioners, and academics.

2.	People Journey
a.	Communicate Clearly (Compile Story)

Telkom's Risk Management Department intensively conducts advisory and also provide coaching to Units and Subsidiaries in order to strengthen risk management through several platforms (information listed on the platform is available in Indonesian language) including:

1) Diarium (Digital Poster)

2) Telegram Channels

3) WhatsApp Blast

Table of Content

b.	Mandatory Digital Learning

Telkom conducts mandatory digital training related to risk management which must be attended by all TelkomGroup entities. Besides that, after participating in digital training, awareness measurements were also carried out in the form of a risk culture survey.

Summary Improvement Program Risk Awareness

No.	Issue	2021	2022	2021 Program Evaluation
1.	Policies, regulations and SOPs related to Risk Management	As many as 68% of respondents strongly agree and agree that policies, regulations, and SOPs related to Risk Management are easy to obtain.	As many as 89% of respondents strongly agree and agree that information regarding risk management policies and procedures can be accessed easily by all units.	Create Risk Management management policies that are contained in the PD, PR and SOP uploaded to the ERM Online application.
2.	Implementation of Risk Management (Risk Monitoring)	As many as 80% of respondents strongly agree and agree that the management of major unit risks has been carried out properly, monitored transparently and measured objectively.	As many as 86% of respondents strongly agree and agree that they have monitored risks, have used ERM Online in compiling and regularly updating the Risk Register and Risk Reporting.	Socialization and enhancements have been carried out on the ERM Online application in order to make it easier for units to carry out risk monitoring in a transparent manner.
3.	Implementation of Risk Management (Risk Evaluation)	As many as 32% of respondents strongly agree and agree that monitoring and evaluation of the implementation of risk management in the workplace has not gone well.

As many as 92% of respondents strongly agree and agree that periodic monitoring and updating of risk mitigation reports have been carried out which have been evaluated by the Risk Management Department.

• Implementation of LO (Liaison Officer) to strengthen and oversee risk management in units and subsidiaries. • Evaluation and Assessment of RME KPIs every quarter.
4.	Risk management budget	As many as 22% of respondents strongly agree and agree that Senior Leaders find it difficult to allocate budgets related to risk mitigation activities.	As many as 93% of respondents strongly agree and agree that the risk mitigation plan has been integrated with the budget preparation process to mitigate risk.	Adding quantitative features to the ERM Online application (Budget Plan, Realization of risk response, risk impact).
5.	Risk management competency	As many as 68% of respondents strongly agree and agree that the competency of the person in charge of risk management in the unit is still lacking, so it needs to be improved.	As many as 90% of respondents strongly agree and agree have PIC Risk Management to help identify and manage risks.	Conduct CRP training and certification for risk managers in related units.

c. New Employee Training Program

Every new employee is required to attend several trainings, one of which is regarding Risk Management.

1.	Program Journey
a.	Breakdown Silos

The Risk Management Department acts as an intermediary and communication center across divisions and subsidiaries to be able to carry out collaborative cooperation in the context of mitigating corporate risk. One form of activity that has been implemented is advisory for the alignment of strategy and risk management of all units.

b.	Assume responsibility for risk

There is a risk manager in each division and subsidiary who conducts direct identification and monitoring so that it is expected to be able to capture all possible risks that exist in the company.

c.	Utilization of technology and IT tools

Telkom has an online ERM application that is used by all divisions and subsidiaries in real time. Some of the modules that have been developed include:

Table of Content

1) Telkom and Subsidiaries' Risk Register Module

2) Project Risk Module

3) EWS (Early Warning System) Module

4) LED Module (Loss Event Database)

5) Support Needed Module

Display of ERM TelkomGroup Online Application

d.	Implement risk management KPIs

The Senior Leader's commitment to the implementation of risk management is evidenced by the implementation of KPI Risk Management Effectiveness as one of the performance indicators assessed for all BOD-1 units in Telkom. Assessment is carried out quarterly by Telkom's Risk Management Department on the Risk Register and Risk Reporting of all BOD-1 units. The parameters used to evaluate the effectiveness of Risk Management include completeness, quality, and reporting time delivery.

RISK MANAGEMENT DEPARTMENT’S ACTIVITIES

During 2022, the Risk Management Department has carried out its duties and responsibilities in managing various risks. Duties and responsibilities that have been carried out, namely:

1.	Compile and update the TelkomGroup risk profile.
2.	Developing CSS and RKAP risk factors.
3.	Coordinate and carry out advisory activities in the context of compiling risk registers, risk reviews, and escorting ERM improvements in both units and subsidiaries.
4.	Updating the risk universe.
5.	Conduct risk taxonomy mapping based on SOE Minister Regulation Number PER-5/MBU/09/2022 regarding Implementation of Risk Management in State-Owned Enterprises.
6.

Categorizing parent entities and entities under the TelkomGroup parent company based on risk intensity referring to the Minister of SOE Regulation Number PER-5/MBU/09/2022 regarding Implementation of Risk Management in State-Owned Enterprises.

7.	Perform alignment of risk management implementation with Subsidiaries.
8.	Conducting Risk Maturity 2022 measurements at Telkom and 12 Subsidiaries with external independent consultants.
9.	Develop a TelkomGroup ERM strategy and roadmap.
10.	Develop and implement a risk management architecture (risk appetite, risk acceptance criteria, risk tolerance, risk capacity).
11.	Coordinating the risk-based budgeting unit together with financial control.
12.	Coordinating the preparation/updating of the BCP Set.
13	Coordinate risk assessment and business impact analysis.
14.	Perform BCP (sampling) evaluation and testing.

Table of Content

15.	Carry out ISO 22301 Certification: BCMS.
16.	Managing Insurance (property, Director & Officer/DNO, personal accident, in-orbit satellite insurance, etc.).
17.	Support revenue assurance.
18.	Oversee the implementation of fraud management.
19.	Carry out the ICoFR fraud risk assessment business process.
20	Prepare risk management reports to BOD and BOC.
21.	Prepare risk management reporting and support the risk management agenda of the Ministry of SOEs.
22.	Develop and update ERM policies and SOPs (ERM PR, ERM SOP, guidelines for implementing risk assessment, BCMS, insurance, fraud management, and revenue).
23.	Planning and facilitating the assessment of the effectiveness of risk management (risk maturity assessment).
24.	Compiling, developing, and evaluating key performance indicators for risk management effectiveness units.
25.	Develop policies, governance, and good corporate governance roadmaps.
26.	Develop policies, governance, and quality management roadmaps.
27.	Formulate policies (including methods), governance, process management mechanisms, and communications.
28.	Manage, design, and develop company business processes (enterprise-wide processes, business unit processes).
29.	Manage, design, and remediate ICoFR business processes.
30.	Review the organization's high-layer business processes.

TYPES OF RISK AND MANAGEMENT METHOD

The Risk Management Department at Telkom has a function to assist the Company's management in identifying strategic risks related to business processes. The following table presents some of the main risks that affect Telkom's business activities.

Table of Risk and Management Method

Type of Risk	Risks that is Faced	The Impact to Telkom		Mitigation/Risk Management
1.	Sistemic Risks
Political and Social	Disruptions to political stability, social, and security turmoil both domestically and internationally caused by specific issues such as geopolitical crises, trade wars, and so on.	Has a negative impact on business growth, operations, financial condition, results of operations, supply chain of production equipment and prospects, as well as market prices of securities.		a. b. c.

Monitoring the influence of socio-political turmoil on operational/service disruptions.

The maintenance of awareness through the improvement of safety & security functions.

Monitoring supply chain issues related to raw materials and looking for alternatives to materials/device designs.

Macro Economy	Changes in the rate of inflation.	a. b.	Affects the purchasing power and ability to pay customers. Have the impact on the business, financial condition, business result or business prospect.	a.	Monitoring of the influence of macroeconomy to the change to increase the expense through Cost Leadership program.
The fluctuation of Rupiah Exchange rate
	Increase in energy and fuel prices Increase in loan interest rates	c.	Have a material adverse effect to the business, financial, condition, business proceeds or business prospect.	b.	To look for the opportunity to increase the spending of APBN pursuant to the government focus (health, energy, education, etc).
The decrease of government or Company’s credit rating

Table of Content

Type of Risk	Risks that is Faced	The Impact to Telkom	Mitigation/Risk Management
Risk of Disaster

Natural disasters such as floods, lightning, hurricanes, earthquakes, tsunamis, volcanic eruptions, epidemics, fires, droughts and pandemics, as well as other events such as power outages, riots, terrorist attacks, which are beyond Telkom's control.

		Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities.	a. b.

Monitoring indicators that have the potential to cause disturbances to equipment such as device humidity and temperature, ship traffic on the SKKL route through the system.

Transfer of risk by using the insurance of assets to anticipate the natural disaster and fire.

			c.	Coordination with ASKALSI (Indonesian Sea Cable Association) and BAKAMLA (Indonesian Marine Safety Agency) to secure SKKL.
			d.	Preventive & corrective action by preparing the disaster recovery plan and crisis management team.
2.	Business Related Risks
Operational Risk	The failure in the sustainability of network operation, main system, gateway on Telkom’s network, or other operator’s network.	Has the negative impact to the business, financial condition, proceeds from the operation and business prospect.	a.	Implementation of BCM, BCP, and DRP.
			b.	Certification of Integrated Management System (IMS) for infrastructure management.
	Threat of physical and cyber security, such as brute force attack, DDoS attack, and threats do Data Center.	Has the negative impact to the business, financial condition, result from the operation materially.	a.	The upgrade of preventive action in the form of vulnerability assessment and penetration test periodically.
			b.	Monitor and identify all types of attack in the real-time as well as to choose and conduct a necessary action immediately.
			c.	Preparing the recommendation to handle cyber attack based on the historical incident analysis.
			d.	Intensive coordination with relevant parties to handle the cyber attack.
	Risks related to sub-optimal internet services.	May face a lawsuit and damage the reputation.	To be more prudent in the preparation of contract with content provider partner.
	New technology.	Has an impact on the competitive power.	a.	The preparation of Technology Roadmap by taking into account future technologies and the possible implementation of competitor’s technologies.
			b.	Acceleration of IDN (Indonesia Digital Network) program to support future services.

Table of Content

Type of Risk	Risks that is Faced	The Impact to Telkom	Mitigation/Risk Management
	The limit of operation period, damage or ruin, delay or failure to launch, or the revocation of satellite license.	Can create loss to financial condition, operation result and capability to give services.	a.	The planning to change the satellite of which operation period will be immediately expired.
			b.	The insurance of satellite operation during the active period.
			c.	Insurance for manufacturing and launching of new satellite.
			d.	Developing the understanding with regulator in relation to the satellite operation by Telkom.
Financial Risk	Interest rate risk.	Has an impact on increasing interest expenses, especially for floating interest loans.	Interest rate swap contract from the float interest rate to become the fix interest rate upon certain loan term.
	Market price risk.	Has an impact of changes in fair value on the performance of financial assets measured through profit or loss.	Perform hedging activities of financial assets.
	Foreign exchange rate risk.	Has negative impact on the financial condition or result from the operation.	Placement of time deposit and hedging to cover the fluctuation risk of foreign exchange.
	Credit risk mainly from trade receivables and other receivables.	Adverse impact on financial condition, operational performance and business prospects.	Continuous monitoring of accounts receivable balances and periodic billing.
	Liquidity risk.	Has an impact on the ability to meet financial obligations when these financial liabilities mature.

a. Maintaining adequate cash balances in an effort to fulfill financial liabilities.

b. Perform analysis to monitor statement of financial position liquidity ratios such as current ratio and debt to equity ratio against debt agreement requirements.

	The limitation of financing the capital expenditures.	Has a material adverse effect to the business, financial condition, operational performance, and business prospect.	Maintaining and improving the Company’s performance to gain trust from national or global fund institution sources.
Legal and Compliance Risk	Penalty/fine by KPPU in relation to the price-fixing and the occurrence of class action.	Reducing Telkom’s revenue and has negative impact to the business, reputation, and profit.	Strengthening legal review towards corporate action plan or certain contract.
Regulation Risk	The change of Indonesian or International Regulation.	Has the impact to the business, financial condition, operational performance, and business prospect.	a.	Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular.
			b.	Giving inputs so that the regulation that will be stipulated will give positive impact to the Company and industry.

Table of Content

Type of Risk	Risks that is Faced	The Impact to Telkom	Mitigation/Risk Management
Transformation Risk	The failure of significant business and organizational transformation initiatives.	Has an impact on business growth and the company's financial performance in the short and long term.	a. b. c. d.

Market Assessment and strategic situation analysis on transformation initiatives.

Preparation of strategic fit and roadmap for transformation initiatives.

Conducting risk assessment of transformation initiatives both at the pre and post-transformation stages.

Implementation of change management by maximizing the Project Management Office (PMO) function.

RISK MANAGEMENT SYSTEM’S REVIEW ON THE EFFECTIVENESS

During 2022, Telkom's risk management system has been running effectively. The implemented system can manage Telkom's various business risks to support every policy and process in the TelkomGroup. The effectiveness of the risk management system at Telkom is supported by several tools or risk management information systems, namely:

1.	Generic Tools Enterprise Risk Management Online (ERM Online), which is used by all units to manage risk register.
2.	Specific Tools for certain Risk Management which are:
	a.	Fraud Management System (FRAMES) application is used as an early detection system for the possibility of Customer and Third Party Fraud.
	b.	i-Library application managed by Service Operation Division and to be used to manage the documentation system of the Integrated Management System.
	c.	SMK 3 Online application managed by Security & Safety unit for Health and Safety Documentation Management.

The evaluation process for assessing the effectiveness of Risk Management implementation will be carried out in 2022, namely:

1.	Measurement of Risk Maturity Index (RMI).
2.	Monitoring and evaluation of the effectiveness of risk mitigation through the ERM Online application.
3.	One-on-one evaluation/discussion and advisory with business units as needed.
4.	Joint reporting and evaluation with BOD and Committee for Planning and Risk Evaluation and Monitoring (KEMPR).

Table of Content

STATEMENT OF BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS ON ADEQUACY OF RISK MANAGEMENT SYSTEM

In an effort to ensure the implementation of risk management, the Board of Directors and Board of Commissioners through the Planning and Risk Evaluation and Monitoring Committee conduct meetings with the Risk Management Department on a regular basis. The meeting discussed risk monitoring in the corporate environment and follow-ups that have been carried out by the risk owner to minimize the risks that occur. The Risk Management Department will report to the Board of Directors and Board of Commissioners the results of risk monitoring on a quarterly basis.

In 2022, the Board of Directors and Board of Commissioners assess that the risk management system at Telkom has been running well according to and fulfilling the adequacy of the policies and standards referred to. The adequacy includes among others:

1.	Adequacy of Risk Management Information System

The risk management system implemented in the Company refers to the ISO 31000:2018 framework and adopts various international standards to ensure the best implementation of risk management. The preparation of the company's risk register and risk profile has utilized the ERM Online application, as well as the monitoring and evaluation process as well as the dashboard.

2.	Adequacy of Risk Identification, Measurement, Monitoring, and Control Processes.

The Board of Directors through the Internal Audit function has carry out inspections, evaluations, reports, and/or recommendations for improvement of adequacy and the effectiveness of the risk management process then followed up through evaluation by the Evaluation Committee and Planning and Risk Monitoring.

Risk Management System (Framework) and Policy

In implementing risk management policies, Telkom is guided by two policy bases, namely Regulation of the Board of Directors No. PD.614.00/r.01/HK.200/COP-D0030000/2021 dated April 30, 2021 regarding Corporate Risk Management (Telkom Enterprise Risk Management) and Regulation of the Director of Finance number PR.614.01/r.00/HK200/COP-D0030000/2016 regarding Guidelines for the Implementation of Corporate Risk Management (Telkom Enterprise Risk Management).

In 2022, the standardization of risk management at Telkom from which originally referred to COSO ERM switched to ISO 31000: 2018 Risk Management - Principles and Guidelines, where this standardization consists of 3 (three) main components, namely:

1.

Principle

Risk Management Principles as the foundation for how risk management works to ensure the creation and protection of value, including:

1.
Integrated

Risk management is an integrated part of the company's overall activities.

2.
Structured & Comprehensive

In practice, the company takes a structured and comprehensive approach to provide consistent and comparable results.

3.
Customized

The risk management framework and process must be adapted and proportionate to the external and internal context of the organization in line with the company's goals.

4.
Inclusive

It is necessary to involve the right stakeholders at the right time to take their knowledge, views, and perceptions into account, thereby increasing awareness of risk management, which is well-informed.

5.
Dynamic

Risks can appear, change, and disappear along with the changes in the context and conditions of the company's internal and external environment. The application of risk management must be able to anticipate, detect, acknowledge, and respond to these changes and events in an appropriate and timely manner.

Table of Content

6.
Best Available Information

Risk management is based on historical, current information, and expectations for the future. Risk management explicitly considers all limitations and uncertainties associated with such information and expectations. Information must be timely, clear, and available to relevant stakeholders.

7.
Human & Culture Factors

Behavior and culture significantly affect all aspects of risk management at every level and stage of the company's activities.

8.
Continuous Improvement

Risk management is continuously improved through learning and experience.

2.

Framework

The framework that regulates the commitment to the role and division of Telkom's risk management functions includes:

1.
Leadership & Commitment
1)
The Board of Directors ensures that risk management is integrated into all activities of the Company and must demonstrate leadership and commitment, by:
a)
Customize and implement all components of the framework;
b)
Issue a statement or policy that sets out risk management approaches, plans, or actions;
c)
Ensure that necessary resources are allocated to manage risk;
d)
Establish authority, responsibility, and accountability at the appropriate level within the Company.
2)
The Board of Directors is responsible for managing risks, while the Board of Commissioners is responsible for overseeing risk management.
2.
Integration
1)
Risk management becomes inseparable from the Company's objectives, governance, leadership and commitment, strategy, goals, and operations.
2)
The integration of risk management into the Company is a dynamic and iterative process and must be adapted to the needs and culture of the Company.
3)
Risks are managed in every part of the Company's structure, where everyone in the Company has the responsibility to manage risks.
3.
Design
1)
The design of the risk management framework is carried out by examining and understanding the external and internal context of the Company.
2)
The Board of Directors and the Board of Commissioners demonstrate and articulate their ongoing commitment to risk management through policies, statements, or other forms, and are communicated within the Company and stakeholders.
3)
Authority, responsibility, and accountability related to risk management are established and communicated at all levels within the Company.
4)
Management ensures the appropriate allocation of resources for risk management.
5)
The Company establishes approved communication and consulting approaches to support the framework and facilitate the implementation of effective risk management.
4.
Implementation

Risk management implementation requires stakeholders' involvement and awareness, thus allowing the Company to consider uncertainty in decision-making explicitly.

5.
Evaluation

The company evaluates the effectiveness of the risk management framework by periodically measuring its performance of the risk management framework.

6.
Improvements

The Company monitors and adjusts the risk management framework in anticipation of external and internal changes.

Table of Content

The Company is constantly improving the suitability, adequacy, and effectiveness of the risk management framework and how to integrate risk management processes.
3.	Context assignment - Scope, context, and criteria;
	1)	Risk assesment consisting of;
		i.	Risk identification; It is a process to find, recognize, and describe risks in achieving the Company's objectives. Relevant, appropriate, and up-to-date information is essential in identifying risks.
ii.

Risk analysis;

It is a process to understand the nature and characteristics of risk, including its level of risk. Risk analysis involves a detailed consideration of the uncertainty, the source of the risk, the consequences, the possibilities, events, scenarios, controls, and their effectiveness. An event can have many causes and consequences and can also affect a variety of objectives.

		iii.	Risk evaluation. Is a process to support decision-making. Risk evaluation involves comparing risk analysis results with established risk criteria to determine where additional measures are needed.
	2)	Risk treatment;
		i.	Risk treatment is to select and implement options for dealing with risk, which consists of: a. risk aversion; b. accept risks; c. mitigating risks; d. dividing/transferring risks.
		ii.	The risk treatment plan should be integrated into the Company's management plans and processes in consultation with appropriate stakeholders.
	3)	Monitoring and review;
		i.	Monitoring and review are to ensure and improve the quality and effectiveness of the process design, implementation, and risk management outcomes.
		ii.	Monitoring and review should be carried out at all process stages, including planning, collecting, analyzing information, documenting results, and providing feedback.
	4)	Recording and reporting;
		i.	The risk management process and its results should be documented and reported through appropriate mechanisms.
ii.

Reporting is an integral part of corporate governance. It is intended to improve the quality of dialogue with stakeholders and support the Board of Directors and the Board of Commissioners in fulfilling their responsibilities.

Risk Management’s Organizational Structure

As an initiative to strengthen the risk management organization based on directions and aspirations from the Ministry of SOEs and the Board of Commissioners, governance of the management function is under the responsibility of the Risk Management Department which is under the Directorate of Finance & Risk Management. Appointment and dismissal of members of Risk Management Department is carried out by President Director, Director of HCM or SGM HCBP based on Resolution of President Director, Director of HCM or SGM HCBP. The number of employees in Risk Management Department are currently 27 peoples. The arrangement of the organizational constellation of the Risk Management department is regulated in the Directors Regulation Number: PD.202.47/r.06/HK200/COP-A2000000/2021 regarding the Organization of the Directorate of Finance & Risk Management, it is explained that the Risk Management Department is the department that has the role and responsibility for providing business processes, implementation of governance and quality management, management of strategic & operational risk management, adequate, and effective management of Enterprise Risk Management (ERM) within the scope of the TelkomGroup. The structure of the Risk Management Department is as follows:

Table of Content

RISK MANAGEMENT GROUP TASKS AND RESPONSIBILITIES

SVP Risk Management

1)	The Risk Management Department is led by the Senior Vice President of Risk management, referred to as SVP Risk Management.
2)	In carrying out its duties and authorities, the SVP of Risk Management is responsible for reporting to the Director of Finance and Risk Management.
3)	SVP Risk Management is responsible for managing policies, controlling, supervising, and implementing risk management functions, including the management of Enterprise Risk Management (ERM), the implementation of governance and quality management, business processes, and risk management reports within the TelkomGroup.
4)	If not otherwise determined by the Board of Directors or Company Regulations related to the Executive Committee, the SVP of Risk Management is responsible as Secretary of the Executive Committee of the Risk Management, Compliance, and Revenue Assurance Company.
5)	In carrying out its responsibilities, SVP Risk Management carries out the main activities, among others, but not limited to the following:
a.	Determine strategies, roadmaps, policies, governance, and mechanisms in risk management (Enterprise Risk Management), governance & quality management, and process management at TelkomGroup;
b.	Coordinating the implementation of risk management, Good Corporate Governance, quality management, and process management with related units within the TelkomGroup;
c.	Coordinating strategies and implementation of risk management and GCG with external parties, including regulators; and
d.	Coordinate the monitoring, evaluation, and reporting processes of management, GCG, quality management, and process management implementation at TelkomGroup.
6)	In carrying out the duties and authorities as referred to in paragraph (3), SVP Risk Management is assisted by:
a.	VP Risk Strategy & Governance; and
b.	VP Risk Operation & Process Management.

Table of Content

VP Risk Strategy & Governance

1)	VP Risk Strategy & Governance is responsible for managing Enterprise Risk Management (ERM) at an adequate and effective strategic level and implementing governance and quality within the scope of TelkomGroup.
2)	In carrying out its responsibilities, VP Risk Strategy & Governance carries out the main activities, among others, but not limited to the following:
a.	Formulate and develop Enterprise Risk Management (ERM) strategies, roadmaps, policies, and architectures;
b.	Compiling and managing the Company's risks, including Risk Profile, Risk Factors, RKAP, including risk management advisory activities within the TelkomGroup;
c.	Develop, assign, and assess the Key Performance Indicator Risk Management Department and develop, manage, and update the Application Support ERM;
d.	Formulate strategies, policies, and mechanisms for Good Corporate Governance (GCG) and quality management within the scope of TelkomGroup;
e.	Coordinating and overseeing the implementation of GCG & quality management as well as mechanisms and business process disclosure (DCP) along with its evaluation and reporting; and
f.	Carry out advisory functions for implementing GCG and quality management within the scope of TelkomGroup.
3)	In carrying out its activities, VP Risk Strategy & Governance interacts among others, but is not limited to:
a.	All units in the Company and its Subsidiaries and other entities, including the Foundation, in terms of managing enterprise quality management and Good Corporate Governance (GCG);
b.	All units in the Company in terms of advisory on the preparation of risk register units, preparation of Risk Profile, and KPI assessment of Risk Management Effectiveness;
c.	All Subsidiaries in terms of advisory risk management;
d.	Financial Controller Unit in terms of risk budgeting & monitoring;
e.	Internal Audit Department in terms of auditing the effectiveness of Enterprise Risk Management (ERM) implementation; and
f.	Performance management unit determines and measures KPI Risk Management Department.
4)	In carrying out the duties and authorities as referred to in paragraph (3), VP Risk Strategy & Governance is assisted by:
a.	AVP Strategic Risk Management.
b.	AVP Risk Management Planning & Policy.
c.	AVP Governance & Quality Management.

VP Risk Operation & Process Management

1)	VP Risk Operation & Process Management is responsible for managing Enterprise Risk Management (ERM) at the operational level and the availability of adequate and effective business processes within the scope of the Company.
2)	In carrying out its responsibilities, VP Risk Operation & Process Management carries out the main activities, among others, but not limited to the following:
a.	Coordinate management business continuity management (BCP), insurance management, revenue assurance, and fraud management;
b.	Conduct business risk reviews, regularization notes, waivers, and ICoFR risk assessments;
c.	Coordinating risk-based budgeting, support hedging, budget management & KPI/KM, risk culture, and risk competency enhancement;
d.	Prepare the Company's risk management reporting;
e.	Formulate strategies, policies, governance, and management mechanism management processes that include, among others, enterprise-wide process, business unit process, cross-functional process, and business process ICoFR (Transactional Level Control) of the Company;
f.	Ensure that all ICoFR business processes are by the provisions of SOA 404 to meet compliance with financial and internal control audits (integrated audits); and

Table of Content

g.	Formulate strategies, policies, governance, and control mechanisms for the Company's Internal Entity Level Control.
3)	In carrying out its activities, VP Risk Operation & Process Management interact, among others, but is not limited to:
a.	Infrastructure Management Business Unit and Asset Management Unit in terms of business continuity management and insurance management;
b.	Customer Management Business Unit in terms of revenue assurance and fraud management;
c.	Financial controller unit in terms of risk-based budgeting and budget management;
d.	All units in terms of business risk review, risk culture management, risk competency enhancement, and risk management reporting; and
e.	Organizational Development Management Unit, Corporate Policy Management Unit, Internal Audit Management Unit, all operational units and subsidiaries in terms of management and audit of the enterprise-wide process, business unit process, cross-functional process, and business process ICoFR (Transactional Level Control).
4)	In carrying out the duties and authorities as referred to in paragraph (3), VP Risk Operation & Process Management is assisted by:
a.	AVP Process Management.
b.	AVP Risk Reporting & Support; and
c.	AVP Operational Risk Management.

Table of Content

WHISTLEBLOWING SYSTEM

Telkom already has and operates a Whistleblowing System (WBS) since 2006, following up on The Sarbanes-Oxley Act of 2002. The establishment of WBS mechanism is an effort to prevent fraud and is a medium for all individuals within Telkom and third parties to report violation, fraud, or other form of ethical violation related to Telkom.

One of the concerns of Audit Committee as WBS manager is to increase the credibility of WBS system so that it can become a trusted medium for the public to submit report of violation. Audit Committee has conducted a series of comparative studies and studies to formulate the necessary improvement so that Telkom's WBS can make an optimal contribution to improving the quality of internal control.

To increase the independence and effectiveness of the WBS, on January 31, 2022 the Telkom Integrity Line was launched which is a new phase of the WBS, the result of the development of the existing WBS system. The development of this WBS involved Deloitte as an independent consultant. Previously, this system was managed internally by the Audit Committee of PT Telkom, which submitted complaints via 4 (four) channels, namely email, telephone number, fax and website. With the existence of Deloitte, the complaint channels are divided into 7 (seven) channels, which are independent and confidential. Complaint handling policies and procedures within the Telkom Group have been set forth in Kep. Dekom No. 01/KEP/DK/2022 dated January 25, 2022 and has been ratified by Directors Regulation number: PD.622/r.00/HK200/COP-C0000000/2022 dated February 22, 2022.

DELIVERING A VIOLATION REPORT

Reports or complaints of violations can be submitted via website, e-mail, fax, or letter with address:

1.	Website	: https://id.deloitte-halo.com/telkomwbs/
2.	Hotline	: (021) 5088 4601
3.	Faksimile	: (021) 5088 4602
4.	E-mail	: Telkomwbs@tipoffs.info
5.	PO Box	: Telkom Integrity Line PO Box 2800 JKP 10028
6.	SMS	: 0813 9000 3217
7.	WhatsApp	: 0813 9000 3217

The complaint must meet the following requirements:

1.	Issues in accounting and internal control over financial reporting that has the potential to result in material misstatements in the Company's financial statements;
2.	Audit issues, especially those involving the independence of the Public Accounting Firm;
3.	Violation of the laws and regulations of the capital market relating to the company's operations;
4.	Violation of internal regulations that have the potential to cause harm to the company;
5.	Fraud and/or Abuse of Position committed by officials and/or employees within the TelkomGroup Environment;
6.

Disrespectful behavior of the Board of Commissioners, Organs of the Board of Commissioners, Directors, Management, and employees of the company, including but not limited to dishonesty, conflict of interest and providing misleading information to the public which directly or indirectly has the potential to damage reputation or cause losses to the Company.

Table of Content

PROTECTION TO THE COMPLAINANT

Telkom guarantees the protection of the identity of the reporter who utilizes the WBS mechanism. This is based on the following internal policies:

1.

Resolution of the Board of Commissioners No. 08/KEP/DK/2016 dated June 8, 2016, regarding Policy Procedures for Complaints Handling (Whistleblower) of PT Telkom Indonesia (Persero) Tbk and Consolidated Subsidiaries.

2.	Directors Regulation No. P.6.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016.
3.

Resolution of the Board of Commissioners No. 01/KEP/DK/2018 regarding Standard Operating Procedure of the Whistleblower System at Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk and Consolidated Subsidiaries.

Telkom follows up on any complaints or reports through WBS by prioritizing confidentiality and the principle of presumption of innocence. The aim is to encourage parties to have courage and feel safe in submitting reports of violations without any fear or worry.

THE COMPLAINT HANDLING

Telkom operates Whistleblowing System mechanism under responsibility of Audit Committee. In practice, WBS mechanism refers to Financial Service Authority Regulation No. 55/ POJK.04/2015 and Sarbanes-Oxley Act 2002 Section 301 regarding Public Company Audit Committee. All complaint reports handled by Audit Committee cover the following topics:

1.	Accounting and auditing.
2.	Violation of regulation.
3.	Fraud and/or the allegation of corruption.
4.	Code of conduct.

In order to fulfill a responsible and not defamatory complaint report against someone, Telkom determines certain complaint requirements. Report can be followed up immediately if the truth and accuracy of the complaint information has been supported by sufficient data. Some WBS complaints could not be followed up due to inaccurate and unreliable data and information.

Table of Content

COMPLAINT HANDLING MECHANISM

The following is a diagram of the mechanism for handling violations reported through Telkom WBS.

INVESTIGATION PROCESS
REPORTING AND FOLLOW-UP
AUDIT COMMITTE
PRESIDENT DIRECTOR
COMMITTE PROCESS
SUBSIDIARY
HR
UBIS
Material Evaluation
Archive
Start
Approval to Follow up
Appointment Process of Expert
Expert
CC
FU?
No
Yes
Fu Report
No
No
Case Review
Subsidiaries?
Forming an Investigation Team
Need Experts?
The Investigation
The Result of Investigation Report
KKD?
No
FU Notes
Yes
Yes
FU Notes
Documentation
End
Yes
Yes
Subsidiary Discussion
Combined FU?
No
The Audit Report
KKD Report
FU?
Response Letter
No
Investigation by Subsidiary
KKD Subsidiary
No
Joint Team?
Yes
Joint KDK
KDK Report
Ubis FU
FU report

Remark:

KEDK	: Komite Etika dan Disiplin & Kepatuhan or Ethics and Discipline & Compliance Committee

THE PARTY THAT MANAGES THE COMPLAINT

WBS mechanism at Telkom is managed by several parties which are Whistleblower Protection Officer (WPO), Audit Committee, and Investigation Committee with their respective duties and responsibilities.

Whistleblower Protection Officer (WPO) is a member of Audit Committee whose job is to handle complaints by doing the following:

1.	Receiving the complaint.
2.	Administering the complaint.
3.	Conducting the initial verification of whether the complaint is in line with the criteria.
4.	Monitoring the follow up of the complaint.

The Audit Committee through meetings determines decisions relating to:

1.	Approval to follow up or not to receive complaints.
2.	Approval whether the complaint is followed up to internal or external parties.
3.	Assessment whether the follow up of complaints is adequate or not.

Table of Content

Internal Auditors play a role in:

1.	Conducting the initial assessment of the complaint received by Audit Committee.
2.	Preparing initial assessment reports and submitting the reports to the President Director to be copied to Audit Committee.

The Investigation Committee has a role in:

1.	Conducting further investigation upon the complaint that has been initially assessed by Internal Auditor.
2.	Preparing reports on the result of further investigation and submitting the reports to the President Director to be copied to the Audit Committee.

THE RESULT OF COMPLAINT HANDLING

Throughout 2022, Telkom has received 26 complaints that meet the criteria for follow-up. Of the 26 complaints, 16 complaints were declared closed and 10 others were waiting for additional data to ensure the next follow-up.

Category	Reporting Channel							Total in 2022
	Website	E-mail	P.O Box	Fax	Hotline	WhatsApp	SMS
Accounting issues and internal control over financial reporting	0	0	0	0	0	0	0	0
Auditing issues	0	0	0	0	0	0	0	0
Violation of the laws and regulations of the capital market relating to the company's operations	0	0	0	0	0	0	0	0
Violation of internal regulations	9	3	0	0	0	5	0	17
Fraud and/or abuse of the position	4	4	0	0	0	0	0	8
Disgraceful behavior	1	0	0	0	0	0	0	1
Gratuities and bribes	0	0	0	0	0	0	0	0
Total in 2022	14	7	0	0	0	5	0	26

Comparison of Complaint Handling with the Previous Year

Description		Total			Remarks
		2022 (Deloitte)	2021	2020
Total Complaints		129	36	48	Complaints received
Qualified		26	0	1	Complaints worthy of actions
Follow-up
1.	Closed (not proven/not fulfilled)	16	0	0
2.	Additional Data	9	0	1
3.	Further studies according to the procedure	1	0	0

Table of Content

THE COMPLAINT HANDLING PROCEDURES

1.	The organizational unit or other party appointed as the party responsible for receiving complaints in the whistleblowing system monitors incoming complaints from all existing distribution channels;
2.

The complaints received are reviewed and verified to ensure that the complaint meets the requirements to be determined as a valid complaint and will be processed further. Meanwhile, complaints that do not meet the requirements are not processed and stored as archives for the Whistleblowing Manager;

3.	Complaints that meet the requirements and will be processed further, are sorted based on the level/levelling being complained about and submitted to:
a.

The Board of Commissioners through the Audit Committee, for complaints against one or more members of the Board of Directors of Telkom (including the Main Director), employees on duty at Telkom's Internal Audit Unit or employees within the supporting organs of the Board of Commissioners;

b.

Main Director of Telkom through SVP Internal Audit, for all complaints against all Telkom Group employees including members of the Board of Directors and/or Commissioners of Subsidiaries, except for Telkom Directors and Telkom employees who serve in the Internal Audit Unit;

	c.	Ministry of SOE, for complaints against the Board of Commissioners.
4.

For complaints that meet the requirements as referred to in point 3.a. and 3.b. above, an in-depth study is carried out through a preliminary examination by the company's Internal Audit Group Unit (IAG) or other independent parties if necessary, and a Preliminary Examination Report (LHP) is prepared to be submitted to the Audit Committee and the Main Director;

5.

Based on the Preliminary LHP received from the IAG Unit or an independent party, the Audit Committee and/or Main Director through the appointed Team, will evaluate and decide whether the results of the inspection need to be followed up and processed further or not need to be followed up and stored as files;

6.

For LHP which needs to be followed up and requires the assistance of an independent party, approval will be sought from the Board of Commissioners. While the follow-up of LHP which does not require the assistance of an independent party, a Letter of Request for Internal Investigation is made from the Audit Committee and/or IAG to the Main Director; who then assigned the Investigation Committee to conduct an investigation;

7.

In the event that the Board of Commissioners agrees to use the assistance of a Consultant/Independent Third Party, the Audit Committee will select, appoint and assign the selected Consultant/Independent Third Party to conduct an investigation and prepare an LHP for the investigation or examination that has been carried out;

8.

If the Board of Commissioners does not approve the use of independent party assistance, then the LHP that needs to be followed up is processed by making an Internal Investigation Request Letter to the Main Director as stated in point 6 above.

Table of Content

INVESTIGATION PROCESS

The investigation process as a follow-up to the Preliminary LHP is carried out by an Investigation Committee formed by the President Director with the following procedure:

1.

The Investigation Committee examines the issues to be investigated as stated in the Preliminary LHP to determine whether the investigation process requires the assistance of an expert or whether it concerns a subsidiary company. If the investigation process concerns personnel and/or units in a subsidiary company, the Investigation Committee will convey this matter to the President Commissioner and Directors of the subsidiary in question;

2.	In the event that Expert assistance is required, the Investigation Committee will ask the Main Director to process the appointment and assignment of Experts to handle the investigation in question;
3.

If the investigation does not require the assistance of Experts, the Investigation Committee will form an Investigation Team whose members include personnel from subsidiaries (if needed) to carry out the necessary investigations and prepare an Investigation Report;

4.

In The Investigation Report is submitted to the President Director and/or the Telkom Audit Committee as material for evaluation of the company's management to be followed up to the next stage (if necessary).

COOPERATION HANDLING OF INTEGRATED WBS

On March 2, 2021, Telkom together with 26 other SOEs and Corruption Eradication Commission (KPK) signed a Perjanjian Kerja Sama (PKS) or Cooperation Agreement of Complaint Handling as an effort to eradicate corruption through an integrated Whistleblowing System (WBS). The scope of the cooperation agreement includes, among others:

1.	Formulation and/or strengthening of the internal rules for handling complaints;
2.	Commitment to complaint handling management;
3.	Handling complaint through application;
4.	Coordination and joint activities for handling complaints; and
5.	Exchange of data and/or information.

Further discussion of WBS can be found in Sustainability Report.

Table of Content

POLICY REGARDING REPORTING SHARE OWNERSHIP OF DIRECTORS AND COMMISSIONERS

Provisions regarding periodic reporting of any changes in share ownership directly or indirectly from each member of the Board of Directors and Board of Commissioners of Telkom are regulated in Board Manual of the Board of Directors and the Board of Commissioners listed in the Joint Regulations of the Board of Commissioners and Board of Directors Number: 05/KEP/DK/2022 and Number: PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk. This is also done by Telkom to comply with Financial Service Authority Regulation No. 11/POJK.04/2017 regarding Ownership Report or Any Change in Share Ownership of a Public Company. In the 2022 Financial Year Annual Report, Telkom provides information on share ownership by members of the Board of Directors and Board of Commissioners, as well as the changes in the “Composition of Shareholders” section.

Company has routinely reported the share ownership of members of the Board of Directors and members of the Board of Commissioners every month and disclosed it in the Annual Report and financial report. Member of the Board of Directors and member of the Board of Commissioners reports the change in share ownership no later than three working days after the occurrence of ownership or any change in ownership of the shares of a Public Company. This policy applies to all member of the Board of Directors and Board of Commissioners. As of the end of 2022, there are no members of the Board of Commissioners who carry out share buying/selling transaction conducted by issuer. These activities are reported to OJK as part of the information disclosure of the Company's management.

Table of Content

EMPLOYEE STOCK OWNERSHIP PROGRAM

Employee stock ownership program is an implementation of a long-term performance-based compensation policy for management and/or employees owned by Telkom as a Public Company. In addition, the provision of long-term compensation is one of the efforts to increase a sense of belonging, retention, and give appreciation for employee contributions.

There are two stock ownership programs that have been carried out by Telkom, namely Employee Stock Ownership Program (ESOP) for employees and Management Stock Ownership Program (MSOP) for management. This program was started in 1995, when Telkom conducted an Initial Public Offering (IPO). Then, Telkom decided to carry out this program again on June 14, 2013.

The following are some provisions related to the implementation of ESOP program in 2013:

S
1.	Number of Shares
Number of shares offered during ESOP program period in 2013 was 64,284,000 Series B stock which were the result of buyback phase III or Treasury Stock.
The amount was allocated to each participant with the following conditions:
	a.	Participants have an active status, referring to the Band Position level, Role Category, and participant's contribution period as of December 31, 2012; temporary
b.

Participants have a non-active status, referring to the Band Position level and the contribution period during 2012, except in the event that the person concerned dies, the contribution is calculated at 100%.

Regarding the stock transfer process, employees who become program participants are subject to the provisions of the Lock-Up Period based on the following levels:
	a.	Level BP I and II are subject to a Lock Up Period of 12 (twelve) months;
	b.	Level BP III and IV are subject to a Lock Up Period of 6 (six) months;
	c.	Levels BP V to VII are subject to a Lock Up Period of 3 (three) months.
2.	Execution Time
Telkom stock ownership program by employees and/or management was implemented on June 14, 2013.
3.	Employee and/or Management Requirements in Telkom Stock Ownership Program
	a.	Meet Eligibility Criteria:
		i.	Employees of Company and Employees of Subsidiaries/Affiliates whose financial statements are consolidated in Telkom Financial Statements;
		ii.	Directors of Subsidiaries/Affiliates whose financial statements are consolidated, except BOD/BOC Telkom and Telkomsel.
	b.	Have contributed at least 1 month in 2012;
	c.	In the event that employee has an inactive status in 2013, then:
		i.	The person concerned is still entitled to participate in the program, with the allocation of stock calculated proportionally according to the contribution of the person concerned in 2012;
		ii.	The person concerned did not quit at his own request (APS), was dismissed due to a serious violation of employee discipline, and/or quit because he was appointed as the Board of Directors of a SOE.
	d.	The program is optional with conditions: the right to buy is non-transferable and void if it is not used during the offer period.
4.	Execution Pricing or Pricing

Whereas, in the implementation of employee stock ownership program in 2013, Telkom set a stock transfer price of Rp10,714 (ten thousand seven hundred and fourteen rupiah), which is 90% of the average closing price of stock trading for a period of 25 days prior to the price fixing date.

No.	Date	Number of Employees	Number of Shares	Stock Value
1.	November 14, 1995	43,218	116,666,475 shares	Rp239 billion
2.	June 14, 2013	24,993	59,811,400 shares (equivalent to 299,057,000 shares after a stock split)	Rp661 billion

Table of Content

SIGNIFICANT LEGAL DISPUTES

Throughout 2022, Telkom faced 116 legal cases consisting of 45 criminal law cases and 71 civil law cases. Among these cases, 48 cases are a continuation of cases from the previous period, while the remaining 68 cases are cases that began in 2022. Until the end of 2022, there are 62 cases that have not been completed and the process will continue for the next period.

Recapitulation of Lawsuits Cases in 2020-2022

Legal Issues
Status	2022		2021		2020
	Criminal	Civil*	Criminal	Civil	Criminal	Civil
In process	18	44	18	28	29	36
Final and binding (inkracht)	27	27	10	14	4	7
Sub Total	45	71	28	42	33	43
Total	116		70		76

Remark:

*	Combination of Civil and Non-Litigation Cases.

Throughout 2022, apart from the legal cases faced by Telkom, there were no civil or criminal cases faced by members of the Board of Commissioners and Directors of Telkom, both those who are still in office and those who have ended their positions.

Table of Content

INFORMATION REGARDING ADMINISTRATIVE SANCTIONS

Throughout 2022, Telkom did not receive administrative sanctions, whether members of the Board of Commissioners and/or Directors, by the Otoritas Jasa Keuangan (OJK) and other authorities.

Table of Content

INFORMATION ACCESS AND COMPANY‘S PUBLIC DATA

Stakeholders can easily access Telkom information through various approaches and media. This is done because Telkom continues to strive to establish good relations with all Stakeholders and comply with Financial Service Authority Regulation No. 31/POJK.04/2015 regarding Disclosure of Material Information and Facts by Issuers or Public Companies. Until the end of the 2022 period, Telkom has provided several approaches and media as communication channels as follows:

1.	General Meeting of Shareholders (GMS)
GMS is a medium for Telkom to convey information related to the Company's performance to Shareholders. Shareholders can participate in strategic decision making, for the betterment of the Company.

2.	Media
Throughout 2022, Telkom made news releases and sent them to the mass media to disseminate Company information to Stakeholders.

3.	Website

Telkom's website is available in two languages, namely Indonesian and English, with a page www.telkom.co.id page. Stakeholders can access the latest information on profits, Good Corporate Governance practices, implementation of CSR programs, job opportunities and career development, as well as Telkom products. In addition, Stakeholders can also access Telkom reports, including Annual Report, Financial Report, and other report.

4.	Information and Documentation Management Officer (PPID)

PPID is a form of transparent and accountable corporate public information service to fulfill the rights of applicants for public information in accordance with statutory provisions. PPID is an official who is responsible for carrying out the functions of storing, documenting, and/or serving public information. Telkom has an E-PPID channel as an online service facility for requests for public information and as a form of implementing information disclosure in the TelkomGroup which can be accessed via the https://eppid.telkom.co.id/sites page.

5.	Meeting with Analyst and Investor

Telkom always held meetings with Analyst and Investor. This meeting is held for Telkom to provide information on the Company's performance and prospects as well as providing the latest information on the telecommunications industry in general. In times of pandemic, meetings with Analyst and Investor are held online.

S
6.	Contact via E-Mail

One of the corporate contact facilities listed on the Telkom website is in the form of e-mail contacts, which can be used by Stakeholders to communicate with each other. Specifically, Telkom customers can use the e-mail address customercare@telkom.co.id, while the e-mail address Investor@telkom.co.id is intended for Investor.

Table of Content

V
7.	Internal Media
Telkom has an Intra Telkom bulletin which is managed as a means of information, education, and outreach to all internal employees of the Company.

8.	Social Media

In line with the current digital era, Telkom uses a variety of social media to reach out to Stakeholders and the wider community. This communication channel is also useful for communicating with young people who are very familiar with digital media and social media today.

.
Social Media	Twitter	Facebook	Instagram	Youtube	TikTok
Account	@TelkomIndonesia	Telkom Indonesia	@telkomindonesia	Telkom Indonesia Official	@telkomindonesia
Followers/Subscribers/Fans	150.1K Followers	526,437 Fans	553K Followers	19.5K Subscribers	61.3K Followers

Remark:

Data as of December 31, 2022.

Table of Content

CORPORATE CODE OF CONDUCT

CODE OF CONDUCT’S IMPLEMENTATION FOR BOARD OF DIRECTORS, BOARD OF COMMISSIONERS AND EMPLOYEES

The code of ethics within the Telkom Group is regulated in Directors Regulation No.PD.201.01/2014 regarding Business Ethics within the TelkomGroup and Regulation of the Director of Human Capital Management No.PR.209.05/r.01/HK250/COP-A4000000/2020 regarding Employee Discipline. In addition to complying with applicable policies, the application of Telkom's code of ethics refers to the Sarbanes-Oxley Act (SOA) 2002 section 406.

Members of the Board of Directors, members of the Board of Commissioners, and extended families of Telkom employees are required to implement this code of conduct. Telkom's code of conduct regulates business ethics for the external environment (customers, suppliers, contractors, and other external parties) as well as employee work ethics for the internal environment (applies to fellow Telkom personnel).

In addition to code of conduct, Telkom requires employees, Directors, and the Board of Commissioners to sign an Integrity Pact. The Integrity Pact contains the commitment of employees and Directors not to violate the integrity and established code of conduct which includes Resolution of the Board of Directors Number KD.36/HK290/COP-D0053000/2009.

CODE OF CONDUCT’S PRINCIPLES

The Telkom Code of Conduct, which applies, among others, regulates the main mattersregarding:

hich is the system of values or norms that are used by all employees and leaders in the daily work.
1.	Employee Ethics
The system of values or norms that are used by all employees and leaders in the daily work.

2.	Business Ethics
The system of values or norms that are upheld by the Company as guidelines for the company, management, and its employees to interact with the surrounding business environment.

DISSEMINATION OF THE CODE OF ETHICS AND ITS EFFORTS TO ENFORCEMENT

Every Telkom employee who violates the code of ethics will potentially receive sanctions after going through an investigation process and various considerations. The following table presents Telkom's code of ethics, which regulates provisions related to sanctions for each type of violation.

No.	Main Thing	Type of Violation		Penalty
1.	Employee Work Ethics	1.	Misdemeanor	Light Discipline Punishment
		2.	Moderate Violation	Moderate Discipline Punishment
		3.	Serious Violation	Severe Discipline Punishment
2.	Business Ethics	1.	Insider Trading	Integrity Committee Decision
		2.	Conflict of Interest	Employee Discipline Committee Decision
		3.	Window Dressing	Integrity Committee Decision
		4.	Do gratuities	Employee Discipline Committee Decision

Table of Content

EFFORTS TO DISSEMINATION OF CODE OF CONDUCT

Information about ethics is conveyed to all TelkomGroup personnel by Telkom Management on a regular basis. These materials cover the topics of GCG, Business Ethics, Integrity Pact, Fraud, Risk Management, Internal Control (SOA), Whistleblowing, Prohibition of Gratification, IT Governance, Information Security, and other matters related to corporate governance practices. Telkom also socializes business ethics through various media, including through e-learning.

One of the efforts to disseminate the code of ethics is to apply the obligation to each employee to make an Integrity Pact, which is filled out and signed by all employees every year as long as they are still employees of TelkomGroup. The table below presents information on efforts to disseminate Telkom's code of ethics during 2022.

Table of Code of Conduct Socialization 2022

No.	Oncoming	Amount Reached
1.	E-learning	9731/9731
2.	Face to face (training, communication forum/workshop)	616/9731
3.	Socialization material through the intranet portal	9731/9731

REPORT ON RESULTS OF APPLICATION OF CODE OF CONDUCT

During 2022, violations of code of conducts for Employee Discipline Violations at Telkom were recorded in 13 cases consisting of 3 cases decided with 25 perpetrators and 10 cases in process with 118 people. This number increased compared to the previous period, which was 16 cases and consisted of 109 perpetrators. Judging from the information, Telkom still needs to continue to improve the quality of supervision (internal control) so that violations of the code of ethics can be reduced every year.

The following table presents data related to violations of code of conducts that processed during 2022.

Results of Code of Conduct in 2022

No.	Forms of Code Violation	Number of Code Violations in 2022	Sanctions Given in 2022
1.	Misuse of Goods/Assets/Money/Authority-Position	12 cases	Disciplinary Punishment:
			Minor	: 6
			Medium	: 9
			Severe	: 5
			Acquitted	: 4
			On Progress	: 118
2.	Absenteeism	0 cases	Dismissal	: 0
			Acquitted	: 0
3.	Criminal Case	0 case	Severe	: 0
4.	Violations of Moral Norms	1 case	Severe	: 1

Table of Content

ANTI CORRUPTION POLICY

Telkom Indonesia as a company or issuer that has been listed on the IDX and NYSE continues to be committed to maintaining the principles of Good Corporate Governance (GCG) to ensure that the company continues to grow and avoids corruption, kickbacks, fraud, bribery, and illegal gratuities. As a form of commitment in preventing all practices of corruption, kickbacks, fraud, and illegal gratuities, Telkom Indonesia has developed programs and procedures as outlined in the following internal policies:

1.	Decision of the Board of Directors of the Company Number: KD.36/HK290/COP-D0053000/2009 regarding Integrity Pact.
2.	Company Regulation PD.201.01/r.00/PS150/COP-B0400000/2014 regarding Business Ethics in TelkomGroup.
3.	Regulation of Director of Human Capital Management Number: PR.209.03/r.01/PS000/COP-A4000000/2017 regarding Obligations for Reporting on Assets of State Administrators within TelkomGroup.
4.	Regulation of Director of Human Capital Management Number: PR.209.05/r.01/HK250/COP-A4000000/2020 regarding Employee Discipline.
5.	Regulation of Director of Human Capital Management Number: PR.209.04/r.01/PS950/COP-A4000000/2021 regarding Gratification Control.

Telkom Indonesia has also implemented ISO 37001:2016 Anti Bribery Management System (SMAP) since 2020. Policies, targets, and all SMAP implementation documents are outlined in ISO 37001:2016 Anti Bribery Management System Manual and 17 Procedures.

ANTI-CORRUPTION, KICKBACKS, ANTI-GRATIFICATION, AND ANTI-FRAUD PROGRAMS AND PROCEDURES

During 2022 Telkom conducts anti-corruption training and socialization programs for employees as well as external audits to support the implementation of anti-corruption, kickbacks, anti-gratification, and anti-fraud.

Apart from issuing internal regulations to prevent corrupt practices, kickbacks, fraud, bribery, and illegal gratification, Telkom also holds various programs for all employees. The following are the programs implemented by Telkom Indonesia during 2022:

1.	Conducting training and understanding of business ethics and signing the annual Integrity Pact, which is mandatory for all employees.
2.	Conducted Awareness and Internal Audit training on ISO 37001:2016 Anti-Bribery Management System by experts in their fields to the team on the scope of expansion.
3.	Participated in Technical Guidance Training, UPG Development, Training on Gratification Prone Points by the KPK Anti-Corruption Education Center for UPG (Gratification Control Unit).
4.	Conducting training on Lead Auditor ISO 37001:2016 Anti-Bribery Management System through an external institution, the Professional Evaluation and Certification Board.
5.	Completed Gratification e-learning training by the Anti-Corruption Learning Center (ACLC) to the Gratification Control Unit (UPG) team and all Regional Human Capital Managers.
6.	Participate in the 2022 Gratification Control Unit (UPG) personnel training for selected agencies by the Corruption Eradication Commission.
7.	Conducted ISO 19011:2018 Internal Auditor training for representatives of the scope of the Anti-Bribery Management System certification.
8.	Carry out an Internal Surveillance Audit ISO 37001:2016 Anti-Bribery Management System.
9.	Conducting ISO 37001:2016 ISO 37001:2016 surveillance External Audit Management System.
10.	Organized a program to commemorate World Anti-Corruption Day (HAKORDIA) within Telkom.

With the implementation of these programs within Telkom Indonesia, it is hoped that it will further enhance a work environment that is conducive and free from corrupt practices.

Table of Content

CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT (CSR)

262	Brief Summary of Corporate Social Responsibility and Environment
263	Corporate Social Responsibility and Environment Program Implementation Report

Table of Content

BRIEF SUMMARY OF CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT

The Company runs its business by considering employee rights and positive impacts on other stakeholders and contributing to environmental preservation. Telkom implements good corporate governance through social responsibility and environment (TJSL) or corporate social responsibility (CSR). The implementation and reporting of the Company's CSR program refer to generally accepted principles, including ISO 26000 Guidance for Social Responsibility, Sustainable Development Goals (SDGs), Global Reporting Initiative (GRI), and Sustainability Accounting Standards Board (SASB).

Based on SEOJK No.16/POJK.04/2021 regarding the Form and Content of Annual Reports of Issuers or Public Companies, Telkom conveys information on implementing CSR in a Sustainability Report, which is separate from this Annual Report. The basis for preparing Telkom's Sustainability Report is OJK Regulation No.51/POJK.03/2017 regarding implementing Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies.

Access to the 2022 Sustainability Report:

In addition, as a BUMN, Telkom implements TJSL following the Regulation of the Minister of State-Owned Enterprises Number: PER-05/MBU/04/2021 regarding Social and Environmental Responsibility of State-Owned Enterprises as last amended by the Regulation of the Minister of State-Owned Enterprises Number: PER-6/MBU/09/2022 regarding Amendments to the Regulation of the Minister of State-Owned Enterprises Number: PER-05/MBU/04/2021 Regarding the Social and Environmental Responsibility Program for State-Owned Enterprises (“PM BUMN PER-6/2022”). PM BUMN PER-6/2022 Article 23 stipulates that reports on implementing the BUMN TJSL Program are included in the BUMN performance annual report (Annual Report). The report on the implementation of the SOE TJSL Program is an integral part of the Annual Report for the Corporate Social and Environmental Responsibility sub-chapter, while the Financial Report for the MSE Funding Program is presented as an attachment to this Annual Report.

Table of Content

CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT PROGRAM IMPLEMENTATION REPORT

CSR SUSTAINABILITY STRATEGY FRAMEWORK

We are committed to implementing sustainable practices through our Social and Environmental Responsibility Programs, supported by good organizational governance practices. The Board of Directors also ensures oversight of implementing the Company's social and environmental responsibility strategy and operations and encourages compliance to ensure program accountability. The Company's sustainability program is also aligned with environmental, social, and governance (ESG) aspects and supports strategic business goals to maximize sustainability performance achievements.

Telkom has carried out a sustainability strategy through the Social and Responsibility Environment Program (TJSL), which is realized through the Main Program "SUSTAIN", which is in line with the achievement of the Sustainable Development Goals (SDGs) targets, with the following description:

1.

Speed-up inclusive education and quality healthy life to support a prosperous and competitive nation, namely encouraging the realization of inclusive education and good quality of healthy life to help a profitable and competitive nation through digital infrastructure support and digital talent education to support increased literacy national digital.

2.

Uplift sustainable infrastructure and encourage greeneration to increase climate change resiliency, namely supporting the realization of sustainable infrastructure and encouraging efforts to increase resilience to climate change through community empowerment and the deployment of digital environmental ecosystems.

3.

Scale-up SME capacity and enlarge SME fund access to intensify economic growth, namely increasing access and capacity of Micro and Small Enterprises (SME) to financial services to expand employment, improve labor productivity and promote economic growth by intensifying channels' quality and strengthening loan repayment capacity.

4.

Transform excellent MSME platform to build up digital engine value creation, namely accelerating digital platform transformation for superior MSEs to form digital economic growth centers through increasing MSE digital literacy and digital market penetration and accelerating the utilization of BUMN houses.

5.

Assure good TJSL governance, risk and compliance management reinforcement, namely maintaining accountability aspects of the management of the TJSL Program and aspects of the implementation of risk management and compliance through quality improvement and evaluation of governance, as well as overseeing audit processes and management reporting.

6.

Intensify strong impact branding and communication for TJSL program impact through partnership/collaboration, namely activating the publication of the implementation of the TJSL program by prioritizing communication from aspects of the impact of the Telkom TJSL Program through multi-stakeholder partnerships/collaborations.

7.

Nurture TJSL process digitization and data analytics to enable data-driven decision making, namely strengthening the transformation of digitization and digitalization of the management of the TJSL Program through improving and maintaining information systems, utilizing data analytics and decision support systems in strategic decision making.

Table of Content

COMMITMENT AND POLICY ON SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The legal basis for implementing Corporate Social and Environmental Responsibility activities refers to the Regulation of the Minister of State-Owned Enterprises Number: PER-05/MBU/04/2021 regarding Social and Environmental Responsibility of State-Owned Enterprises as last amended by the Regulation of the Minister of State-Owned Enterprises Number: PER-6/MBU/09/2022 regarding Amendments to the Minister of State-Owned Enterprises Regulation Number: PER-05/MBU/04/2021 regarding Social and Environmental Responsibility Programs for State-Owned Enterprises. In addition, the guidelines for implementing the TJSL Program refer to the Shareholders/Capital Owners Aspiration Letter No. S-787/MB/10/2021 dated 8 October 2021 regarding Aspirations of Shareholders/Capital Owners for Compilation of the Company's 2022 Work Plan and Budget. To carry out this obligation, Telkom has formulated regulations and policies as operational guidelines in implementing the TJSL Program, namely Regulations Board of Directors No. PD.703.00/r.00/HK200/CDC-A1000000/2021, regarding Social and Environmental Responsibility Programs.

For Telkom, the TJSL program is one of the efforts to contribute to improving the welfare and quality of life of the community in a sustainable manner. Through the TJSL Program, Telkom carries out strategic steps in the social and environmental fields to support the Sustainable Development Goals (SDG), namely:

1.	Social assistance in the framework of increasing community welfare;
2.	Initiatives to improve the quality of nutrition and community food security;
3.	Health assistance in the context of new normal adaptation;
4.	Increasing digital inclusion as an effort to equalize access to quality education for the nation;
5.	Digital certification program for vocational;
6.	Digital competency improvement program for millennials;
7.	Empowerment of groups with disabilities to increase the independence of vulnerable communities;
8.	Improving community hygiene through the provision of proper sanitation and clean water facilities;
9.	Increasing access to funding and capacity building for MSEs;
10.	Utilization of digital platform solutions for MSEs;
11.	Infrastructure to support mobility and local economic growth;
12.	Development of independent assisted villages;
13.	Sustainable settlement development programs;
14.	Reduction of e-waste through recycling of digital devices;
15.	Integrated waste management solutions and circular economy development;
16.	Reducing the greenhouse gas effect through planting mangroves and coral reefs;
17.	Handling climate change through restoration and conservation of fostered forests;
18.	Strengthening institutional synergy to prevent violence and terrorism;
19.	Student social project competition: Innovillage; and
20.	Activate the Employee Volunteering Program through social project incubation (Ayo Bikin Nyata).

Telkom seeks to encourage socially responsible behavior in all parts of the organization, including the parent company and Subsidiaries' units, functions, and divisions. This is done by disseminating core values and developing a corporate culture for all TelkomGroup people. In addition, employee involvement was carried out in the Employee Volunteering Program (EVP) through an employee social project incubation with the Ayo Bikin Nyata (Let’s Make Real) program. Implementation of the Social and Environmental Responsibility Program (TJSL) is under the authority of the Community Development Center (CDC) unit, specifically publication of the implementation of the Company's CSR Program is under the authority of the Corporate Communication Sub-Department.

In carrying out the TJSL Program, Telkom encourages and ensures the active role of stakeholders in planning and formulating an integrated, directed, and measurable TJSL Program to create added value for the Company. TelkomGroup continues to strive to create shared values for stakeholders.

Table of Content

TJSL 2022 Program Formulation Framework

Telkom Indonesia
the world in your hand

STRATEGIC SITUATION ANALYSIS

KEY DRIVER FOR TJSL

TJSL Ministerial Regulations

APPROACH

purpose

guidance

ISO 26000
SOCIAL RESPONSIBILITY
The BUMN TJSL program is carried out as a form of BUMN contribution to the achievement of SDGs which is carried out according to ISO 26000

CSV
Societal Needs
Branding & Communication

principle

Integrated, Targeted and Measurable Impact that are Accountable

CORPORATE STRATEGY ALIGNMENT

CSS 22-24 STRATEGY IMPLEMENTATION

New 10 Strategic Initiatives – 2022-2024
Digital Connectivity
Digital Platform
Digital Services

ESG

10.C Telkom can leverage global trends to realign sustainability contributions – starting with **adoption of ESG framework** and **improving communication to stakeholders**

FU HCM STRATEGY INITIATIVE HARMONIZE

10 WIN DIGITAL
3,71
20%
SEHAT

O **Orchestrate Foundations & Social Responsibility Programs to increase corporate value & support business**

5.1 TJSL Towards **Achievement of Social Development Goals (SDGs)** for Sustainable Business Strategy

STRATEGIC FORMULATION

SPEED-UP INCLUSIVE EDUCATION AND QUALITY HEALTHY LIFE TO SUPPORT PROSPEROUS & COMPETITIVE NATION — CSV	**U**PLIFT SUSTAINABLE INFRASTRUCTURE AND ENCOURAGE GREENERATION TO INCREASE CLIMATE CHANGE RESILIENCY	**S**CALE-UP MSME CAPACITY AND ENLARGE MSME FUND ACCESS TO INTENSIFY ECONOMIC GROWTH — CSV	**T**RANSFORM EXCELLENT MSME PLATFORM TO BUILD UP DIGITAL ENGINE VALUE CREATION — CSV

ASSURING GOOD TJSL GRC MANAGEMENT REINFORCEMENT	**I**NTENSIFYING STRONG IMPACT TJSL BRANDING & COMMUNICATION COLLABORATION	**N**URTURING TJSL PROCESS DIGITIZATION & DATA ANALYTICS TO ENABLE DATA-DRIVEN DECISION MAKING

STRATEGIC IMPLEMENTATION: *PROGRAM CHARTER, ACTIVITIES, KPI, TIMELINE, RISK, AND BUDGET*

STRATEGIC EVALUATION & CONTROL: *REVIEW MANAGEMENT (WEEKLY, QUARTERLY, HALF-YEAR, ANNUALLY), MANAGEMENT REPORT, FINANCIAL REPORT, ANNUAL REPORT, SUSTAINABLE REPORT*

TJSL MAIN PROGRAMS 2022

SUSTAINABLE DEVELOPMENT GOALS

ESG

HARMONIZE

Creating Shared Value

Society | MSME | Digital Literacy

S-U-S-T-A-I-N

FU HCM Strategic Initiatives

Orchestrate Foundations & Social Responsibility Programs to increase corporate value & support business

1 SPEED-UP INCLUSIVE EDUCATION & QUALITY HEALTHY LIFE TO SUPPORT PROSPEROUS & COMPETITIVE NATION (CSV)

- Implementation of the Priority TJSL Program in the Education Sector
- Social Safety Net Program for Poverty Alleviation
- Health Assistance in the Contect of New Normal Adaptation
- Improving Nutrition and Food Security Public
- Institutional Synergy Strengthening for Prevention of Violence and Terrorism

- Implementation of the Priority TJSL Program in the Environmental Sector
- Sanitation Facilities & Clean Water Assistance
- Sustainable Public Infrastructure and Facilities Support
- Rural Access Support for Economic Growth
- Formation of Independent Fostered Villages
- Climate Change Handling Support

- Increasing Access to MSEs Capital and Intensifying Inti Plasma Partnerships
- Securing Collection and Monitoring and Evaluation of UMK Loans
- Strengthening MSE Loan Returning Capacity (Basic Training & Licensing/License)
- Uncollectible Loan Revitalization

- UMK Digital Platform Development (UMKHub)
- MSE Business Capacity Development Through Go Modern and Go Digital Coaching
- Penetration of Digital and Global Market Access (online marketplace, virtual expo)
- SOE House Facilitator Capability Development
- MSE Digital Ecosystem Utilization Through the Activation of Young CEO & CFO

6 INTENSIFY STRONG IMPACT BRANDING & COMMUNICATION FOR TJSL PROGRAM IMPACT THROUGH PARTNERTSHIP/ COLLABORATION

APPROACH/FRAMEWORK: ESG/TJSL COMMITTEE; ISO 26000:2001, SROI MEASUREMENT, GLOBAL REPORTING INITIATIVE, ESG RATING

2

Table of Content

REALIZATION OF SOCIAL AND ENVIRONMENTAL RESPONSIBILITY (TJSL) PROGRAM 2022

In 2022, the total funds realized for implementing the TJSL Program amounted to Rp372.24 billion, an increase of 4.7% from 2021. The table for the realization of the implementation of the TJSL Program in 2022 is as follows:

No.	TJSL Pillar	Realizations (Rp Billion)
1.	Social Pillar	72.99
2.	Economic Pillar	259.24
3.	Environmental Pillar	37.57
4.	Pillars of Law and Governance	2.43
	Total	372.24

TJSL REALIZATION PER PRIORITY SECTOR

I.	TJSL Program Focus on Education Sector

No.	Featured Program	Descriptions	SDGs	Realizations
1.	Increasing digital inclusion as an effort to equalize access to the quality of the nation's education

Telkom's efforts in helping schools and students to gain internet & computer access as well as improving ICT (Technology, Information, and Computer) skills for learning purposes in 3T (Foremost, Outermost, and Disadvantaged) areas, through the use of IndiHome fiber optic technology, Orbit, and Satellite Mangoesky.

● 364 location points ● 18,200 Benefit recipients
2.	Digital certification program for vocational	Telkom's efforts to support the improvement of digital education competence in Indonesia through the implementation of a digital certification program for high school/vocational high school graduates.		● 4,917 registrants ● 1,040 participants passed certification ● 540 schools ● 25 provinces
3.	Digital competency improvement program for millennials	Telkom's commitment to supporting digital education competence in Indonesia on an ongoing basis by holding a Digital Bootcamp for Millennials through the role of Rumah BUMN.		● 516 participants ● 3 location points
4.	Empowerment of groups with disabilities to increase the independence of vulnerable communities

Telkom assists in the form of digital application devices and software for disabilities as well as digital training and certification for persons with disabilities to increase the independence of vulnerable communities, which are carried out at several location points.

● 326 persons with disabilities ● 8 location points

Table of Content

II.	TJSL Program Focus on the Environmental Sector

No.	Featured Program	Descriptions	SDGs	Realizations
1.	Reduction of e-waste through digital device recycling

Telkom's efforts in reducing the amount of electronic waste, through collection by means of donations, sorting, and repairing to be further distributed as an educational support tool for community groups in need.

● 191 electronic devices ● 12 beneficiary communities
2.	Integrated Waste Management Solutions and Circular Economy Development

Telkom initiates the development of integrated waste management by piloting in Tuksongo Village, Borobudur, through processing household waste into economically valuable products so that it can generate social, environmental, and community economic benefits.

● 1 ton of managed waste generation ● 70 kg of generated waste that is recycled ● Rp7.5 million per month of circular economy income
3.	Reducing the effect of greenhouse gases through the planting of mangroves and coral reefs	Telkom has carried out the rehabilitation of coral reefs, cultivation of mangroves, and planting of trees/greening as an effort to reduce the greenhouse gas effect.		● 31,550 mangrove plantings ● 550 coral reef substrates
4.	Handling Climate Change through restoration and conservation of fostered forests	Efforts to deal with climate change through planting tree seeds scattered in several locations.		● 48,100 tree seedlings/50 ha ● 5 location points

III.	TJSL Program Focus on Development of MSEs

UMK funding and UMK Development Program grants are formulated through the 3C approach, namely access to capital, access to competence, and access to commerce. Through this program, Telkom is committed to strengthening the capacity of Fostered MSEs to contribute to national economic growth and are oriented towards creating added value for the Company. The realization of the 2022 MSE Development Program Implementation is as follows:

No.	Featured Program	Descriptions	SDGs	Realizations
1.	Increasing MSEs access to Financial Services (Access to Capital)

Telkom distributes the MSE Funding Program as working capital and increases the business capacity of the MSEs assisted. The loan is channeled to fostered MSEs engaged in various business sectors such as industry, trade, livestock, plantations, fisheries, agriculture, services, and others.

● Rp247.47 billion disbursement of PUMK funds ● 5,032 Fostered MSEs
2.	Strengthening MSE Business Capacity through coaching of Go Modern and Go Digital (Access to Competence)

MSE competency improvement programs through skills training and certification, including Halal and PIRT (Home Industry Products), and assistance in making NIB (Business Identification Number). In addition, the Access to Competence program is carried out by digitizing business activity solutions to increase the productivity of MSEs.

● 15,261 UMK Go Modern ● 15,135 UMK Go Digital ● 1,362 Halal & PIRT Certifications ● 3,785 NIB

Table of Content

No.	Featured Program	Descriptions	SDGs	Realizations
3.	Penetration of digital and global market access: online marketplace, and virtual expo (Access to Commerce)	Acceleration of promotion of UMK products through marketplaces and virtual expos to increase UMK market access for consumers without having to open physical outlets.		● UMK Go Online: 5,793 ● UMK Go Global: 21

Realization of the Company's Creating Shared Value Program

Creating Shared Value (CSV) is a strategic step for the company to create social and economic value with the community. CSV implementation is expected to contribute to efforts to resolve socioeconomic problems and improve social welfare. Throughout 2022, the implementation of the TJSL Program with the CSV approach will be realized through 2 (two) programs, namely:

No.	CSV Programs	Descriptions	Social Benefit	Business Benefit	Realization
1.	Student social project competition: Innovillage

Innovilage is a socio-digipreneurship incubation for students, collaborating with universities throughout Indonesia to provide solutions to community social problems, as well as a corporate digital talent crowdsourcing program.

			The potential for increasing the socioeconomic benefits of the community at the location of the implementation of the social project	- Telkom has an inventory of applicable digital solutions to be developed to market validation. - Telkom has Company Digital Talent Pool profiling
●
1,442 registrants
●
402 social project proposals
●
120 colleges
●
150 social projects funded
●
25 Provinces distributed social projects funded
●
137 districts or cities with social projects funded
●
450 Digital Talent Candidates

2.	Utilization of Digital Platforms for MSEs	Telkom initiates the utilization of digitization solutions for MSME business activities through application & digital platform utilization and product commercialization through digital e-commerce.
-
Encouraging MSE digital literacy toward increasing user adoption of digital service utilization
-
Helping MSEs to innovate to develop business quickly to be applied independently
-
Encouraging MSEs to upgrade through the implementation of digitization
				- Increase the number of subscribers and user traction on digital platforms for MSEs - Increase usage digital connectivity	● 620 UMK Class Up ● 14,930 active UKM Access users ● 1,767 active users of mySooltan ● 2,506 active PaDI UMKM users ● 1,681 SSL High Speed Internet

Table of Content

COLLABORATION TJSL PROGRAM REALIZATION

Telkom also contributes to implementing the Collaborative TJSL Program with the Ministry of SOEs and others. Throughout 2022, the Collaborative TJSL Program has been implemented, which represents three focus priority areas, namely environment, education, and MSE development, including:

No.	Programs	Program Realization	SOEs Collaboration
1.	SOEs Service Volunteer Program

The BUMN Bakti Volunteer Program provides opportunities for all BUMN employees with the involvement of Telkom as many as four employees with locations spread in Surakarta, Karangasem, Banten, and Anambas.

Apart from that, Telkom also participated by becoming the coordinator in the Lampung area, Way Kambas. The BUMN Bakti programs implemented in this area include: (1) Educational Assistance for the Rainbow Root Reading Gardens, (2) Assistance for Honey Farming MSMEs, (3) Environmental Assistance for Elephant Posts and Rawa Kibang.

Telkom, Bukit Asam, PTPN VII
2.	Educational Assistance Collaborative Program

Telkom's contribution to the Banten educational assistance collaboration program included the assistance of 3,000 school uniforms and a digital educational device package consisting of an all-in-one PC, projector, internet network, and screen projector. The implementation of this program is spread across three regencies and two cities in Banten Province.

Telkom, BRI, Bahana PUI, Angkasara Pura II, Danareksa, and PLN
3.	UMK Exhibition Collaboration Program	The BeriArti Festival through Rumah BUMN Batam, Telkom has initiated the MSME exhibition program with the realization of a total of 6,000 visitors.	Telkom, Mandiri, BRI, BTN, BNI, Pertamina, PLN, Inalum, Pegadaian, and Yayasan BUMN

MSE FUNDING PROGRAM

The MSE Funding Program (Access to capital) is a community economic empowerment program with the primary objective of expanding access to credit for MSEs through financing in the form of capital assistance loans with relatively low levels of administrative services. The management of the MSE Funding Program run by Telkom is also strengthened through the digitalization process, making it easier for MSEs to access loan applications, obtain information, and monitor installment history.

Throughout 2022, the UMK Funding Program funds that have been distributed by Telkom amounted to Rp237.52 billion to 5,032 MSEs engaged in the industrial, trade, agriculture, livestock, plantation, fisheries, services, and other business sectors. The following is data on the realization of the number of Fostered Partners and the distribution of MSE Funding funds per business sector from 2020 to 2022.

Table of Content

Table of Distribution of Funds for the MSE Funding Program and the Number of Telkom Fostered Partners

No.	Business Sectors	Number of Fostered Partners			Total Distributions
					(Rp Billion)
		2022	2021	2020	2022	2021	2020
1.	Industry	1,012	1,095	1,043	48.98	47.12	45.10
2.	Trading	2,836	2,929	2,795	128.50	118.75	112.74
3.	Agriculture	112	110	100	6.02	5.07	4.46
4.	Farm	140	146	168	6.98	6.27	7.38
5.	Plantation	49	50	45	2.51	2.32	2.02
6.	Fishery	104	117	99	4.93	4.91	4.81
7.	Service	760	847	807	38.89	35.83	33.11
8.	Others	19	76	34	0.71	3.01	0.93
	Total	5,032	5,370	5,091	237.52	223.28	210.55
	Growth (%)	(6.29)	5.48	(8.15)	6.37	6.04	(12.53)

The number of UMK Funding Program Foster Partners in 2022 decreased by 6.29% compared to 2021, while the amount of funds disbursed in 2022 increased by 6.37%.

FUND DISTRIBUTION EFFECTIVENESS OF MSE FUNDING PROGRAM

In 2022, Telkom targets the effectiveness of the distribution of PUMK Program funds at 90% of the available funds, with the realization reaching 95.11% (score 3). This achievement has been consistent in the last three years as a form of the company's commitment to empowering the national MSE sector.

Table of Effectiveness of Distribution of Telkom Partnership Program Funds

Partnership Program	Unit	2022	2021	2022
Amount of Funds Disbursed	Rp billion	237.52	223.28	221.66
Amount of Funds Available	Rp billion	238.35	231.92	225.58
Level of Effectiveness of Funding	%	95.11	96.58	98.27
Funding Effectiveness Level Score		3	3	3

MSE FUNDING PROGRAM REFUND COLLECTIBILITY

The realization of collectibility of refunds for the Telkom UMK Funding Program in 2022 reached 76.07% (score 3), with a collectibility target of 70%. This performance has been relatively consistent in the last three years, as a form of the company's success in managing loan funds for the UMK Funding Program.

Partnership Program Refund Collectibility Table

Collectibility	Unit	2022	2021	2020
Collectibility Percentage	%	76.07	74.82	74.03
Score		3	3	3

Table of Content

CAPACITY BUILDING OF FOSTERED MSEs

Types of UMK Development Programs

To support MSEs' efforts to upgrade, Telkom has developed the capacity of MSEs through the Go Modern and Go Digital programs, expanding market access through the Go Online and Go Global programs, and other activities to increase the productivity of the assisted MSEs. One of Telkom's efforts to increase the capacity of Fostered MSEs is to participate in the Dubai Expo 2022 exhibition, WSBK, and Mandalika MotoGP 2022, as well as the Proudly Made in Indonesia National Movement Program 2022 (Program Gerakan Nasional Bangga Buatan Indonesia 2022). This exhibition presents various products from Telkom's Leading MSEs such as fashion, food, and crafts, which are the mainstay products of Indonesia's creative economy. In addition, the UMK Development Program activities are scarried out by increasing the competence of UMK, including by holding mindset, skill-set, and tool-set training, as well as assisting UMK in obtaining certification and business licenses. The achievements of the UMK Development Program are presented in the following table:

Table of Achievements of the 2022 UMK Development Program

No	Program Type	Achievement of Fostered UMK
1.	UMK Go Modern	15,261
2.	UMK Go Digital	15,135
3.	UMK Go Online	5,793
4.	UMK Go Global	21
5.	Certifications (Halal and PIRT)	1,362
6.	NIB Assistance	3,785
7.	Mindset Training	102
8.	Skillset Training	1,284
9.	Toolset Training	239

Table of Content

DISTRIBUTION EFFECTIVENESS OF SOCIAL AND ENVIRONMENTAL RESPONSIBILITY PROGRAMS

In setting the 2022 target, Telkom is expected to be able to distribute 100% of the TJSL program from the budget allocation of Rp125 billion. The realization of the TJSL Program in 2022 is Rp124.78 billion or 99.82% of the budget allocation for that year.

Table of Effectiveness of Telkom's Social, Economic and Environmental Empowerment Program Distribution of Funds

20
Community Development Program	Unit	2022	2021	2020
Amount of Funds Disbursed	Rp billion	124.78	124.76	124.73
Fund Allocation Available	Rp billion	125	125	124.74
Level of Effectiveness of Funding	%	99.82	99.80	99.99

BUDGET ALLOCATION OF SOCIAL AND ENVIRONMENTAL RESPONSIBILITY PROGRAM

In accordance with the regulations of the Ministry of SOEs, the sources of funds for the TJSL Program are part of the budget, which is calculated as the Company's costs and a provision for a portion of the Company's net profit in the previous fiscal year. The total TJSL budget increased from Rp345 billion in 2021 to Rp355 billion in 2022. The increase in the budget allocation for the TJSL program was due to an additional 4.5% budget allocation for the MSE Funding Program due to the rise in the number of available funds.

Telkom Social and Environmental Responsibility Program Budget Allocation Table

No.	Program Type	Changes	2022	2021	2020
		%	Rp billion
1.	MSE Funding Program	4.5	230	220	225.58
2.	Social and Environmental Responsibility Program	-	125	125	124.74
	Total Number	4.5	355	345	350.32

FINANCIAL STATEMENT

STATEMENT OF FINANCIAL POSITION (Rp)
ASSETS
Current Assets
Cash and Cash Equivalents	11,599,419,605
Loan to Foster Partners net of allowance for impairment losses of Rp84,929,581,437	293,000,450,534
Total current assets	304,599,870,139

Non current assets
Other assets
Troubled Loan net of allowance for impairment losses of Rp289,951,899,219	-
Total non current assets	-
TOTAL ASSETS	304,599,870,139

LIABILITIES AND NET ASSETS
LIABILITIES
Current Liabilities
Payables and other current liabilities	380,916,088
Overpayment of Installments	203,691,711
TOTAL LIABILITIES	584,607,799

NET ASSETS
Without restrictions from resource provider	304,015,262,340
With restrictions from resource provider	-
TOTAL NET ASSETS	304,015,262,340

Table of Content

TOTAL LIABILITIES DAN NET ASSETS	304,599,870,139

STATEMENT OF COMPREHENSIVE INCOME (Rp)
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
REVENUES
Loan Administration Service Income	15,482,696,576
Interest Income	301,902,379
Other Income	46,014,976
TOTAL REVENUES	15,830,613,931
INCOME (EXPENSES)
Recovery/(Allowance) for Impairment of Loan	4,422,134,092
Other Income/(Expenses)	190,366,869
TOTAL INCOME/(EXPENSES)	4,612,500,961
SURPLUS	20,443,114,892
WITH RESTRICTIONS FROM RESOURCE PROVIDER	-
OTHER COMPREHENSIVE INCOME	-
TOTAL COMPREHENSIVE INCOME	20,443,114,892

STATEMENT OF CHANGES IN NET ASSETS (Rp)
NET ASSETS
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER

Beginning balance	283,572,147,448
Surplus	20,443,114,892
Ending balance	304,015,262,340
Other comprehensive income	-
Total	304,015,262,340
WITH RESTRICTIONS FROM RESOURCE PROVIDER	-
TOTAL NET ASSETS	304,015,262,340

STATEMENT OF CASH FLOWS (Rp)
OPERATING ACTIVITIES
Loan repayments from Foster Partners	226,749,898,042
Payment Loan	(372,611,905)
Acceptance of Loan Administration Services	15,236,139,190
Interest Income	301,902,379
Distribution of Loan Funds to Development Partners	(237,524,200,000)
Partnership Development Fund	-
Partnership Development Fund Refund	-
Return of Excess Installments to Fostered Partners	(236,788,598)
NET CASH FLOWS RECEIVED TO OPERATING ACTIVITIES	4,154,339,108
INCREASE IN CASH AND CASH EQUIVALENTS	4,154,339,108
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,445,080,497
CASH AND CASH EQUIVALENTS AT END OF YEAR	11,599,419,605

Table of Content

DIGITALIZATION OF MSE MANAGEMENT

In 2021, Telkom digitized the management of the MSE Funding Program, starting from MSE capital assistance to monitoring loan repayments through the implementation of UKM Access. Through the UKM Access application, it is possible to integrate the MSE management system as a whole, including with all TelkomGroup service solutions for the MSE segment, to make the process of submitting the Telkom PUMK Program for Fostered MSEs candidates easier, faster, and paperless.

Throughout 2022, Telkom will implement a comprehensive enhancement system based on Sustainable Development Goals (TPB/SDGs). Furthermore, to improve the customer experience for MSEs and managers, Telkom has re-engineered the UKM Access application to become UKM Access Reborn. It divided applications specifically for TJSL Managers through the New Smart Survey and for Development Partners through UKM Access Reborn. In addition, to add virtual account installment payment options, Telkom is collaborating with Bank Syariah Indonesia (BSI) with Development Partners in Aceh City as a pilot project. Telkom also migrated the CDC Dashboard, which initially used the Extract Transform Load (ETL) mechanism to become a machine-to-machine mechanism through the Application Programming Interface (API), which was integrated with SIMPKBL in real-time.

In early 2022, to create a comprehensive profile of Telkom-assisted SMEs based on personal data and business data profiles, Telkom CDC developed the One Data UKM platform. On the other hand, through One UKM Data, it is hoped that it will become a decision-maker tool for corporate businesses, especially for offering TelkomGroup products that are right for SMEs.

CSR ACTIVITIES SUCCESS PARAMETERS

Telkom measures the success of TJSL Program activities through community satisfaction as beneficiaries of the TJSL Program using the community satisfaction Index (IKM) and Net Promoter Score (NPS) methods. In addition, to measure the impact of the benefits of the CSR program, an assessment is carried out using the Social Return on Investment (SROI) method. In 2022, the Company measured the CSR (TJSL) Index with an achievement of 83.08%. This achievement illustrates that the CSR activities carried out by the Company are in the excellent category or at a substantial level and positively influence the Company's image. This is due to the increased perception of the assisted MSEs/beneficiaries and the surrounding community towards Telkom's CSR program, especially in the dimensions of citizenship, governance, and workplace.

Meanwhile, the Net Promoter Score (NPS) is used to measure the success of social responsibility toward society. With the NPS, Telkom identifies people's motivation to recommend or promote Telkom's products and services. The 2022 NPS measurement result of 55.53% shows a positive value from the public's point of view in recommending Telkom products. This increase indicates community motivation in advocating or promoting Telkom's products and services. The results of the 2022 NPS measurement show a positive value from the community's point of view in recommending the use of Telkom products.

Then, Social Return on Investment (SROI) is used to measure the beneficial impact of implementing the TJSL Program. Throughout 2022, 3 priority programs have been calculated in Environment, Education, and MSE Development with an average value above 1. This indicates that every rupiah that has been socially invested in the TJSL Program provides returns in the form of more beneficial impacts of more than 1 rupiah.

Table of Content

AWARDS OF TJSL PROGRAM 2022

Date	Events	Awards	Providing Agencies/Institutions
March 23	BUMN Corporate Communications and Sustainability Summit (BCOMSS)	1st Place – CID Bidang Pendidikan 1st Place – SME Development 1st Place – Creating Shared Values 1st Place – TJSL Officer of The Year	Ministry of State-Owned Enterprises (BUMN)
March 30	Top Business	Top CSR Award 2022 #Star5 & Top Leader on CSR Commitment 2022	Top CSR Award
July 18	Info Brand & Trans n Co	Best of CSR Concept. CSR Impact and CSR Donation Value	Top CSR of The Year
August 15	Bisnis Indonesia Award	Bisnis Indonesia Award The most Consistent Digital Telco Company in Implementing Integrated CSR	Bisnis Indonesia
August 26	Nusantara CSR Award	Best Program Peningkatan Mutu Pendidikan	La Toffi Scholl of CSR
September 15	HR Online Asia Pacific	Gold Medalist on CSR Strategy	HR Excellence Award
November 4	United Nations	1st Runner Up – Community Engagement & Partnership	Women’s Empowerment Principles (WEPs) Awards
November 11	Anugerah CSR IDX Channel Award	1st Place – Economic Development Initiatives	IDX Channel
November 22	Indonesia SDGs Award (ISDA)	Best of CSR Concept. CSR Impact and CSR Donation Value	Corporate Forum for CSR Development (CFCD)
November 23	Taiwan Institute for Sustainable Energy	Best Practice – Global Sustainability Program	Global Corporate Sustainability Awards
December 1	SDG Action Award	3rd Place – Pelaku Usaha Besar	Ministry of National Development Planning (Bappenas)

Table of Content

APPENDICES

277	Appendix 1	:	Glossary
285	Appendix 2	:	List of Abbreviations
290	Appendix 3	:	Cross Reference to the Circular Letter by the Financial Services Authority No. 16/SEOJK.04/2021
304	Appendix 4	:	Affiliate Transactions List

Table of Content

APPENDIX 1:

GLOSSARY

2G

The abbreviation for second-generation: relating to or using a technology that gave mobile phone users improved features and allowed people to send text messages (SMS).

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

4G/LTE

A fourth generation super fast internet network technology based on IP that makes the process of data transfer much faster and more stable.

5G

A fifth generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an "ADR"), a certificate traded on a U.S. securities market (such as the New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 100 shares of common stock.

AKHLAK

Defined as Amanah (trustworthy), Kompeten (competent), Harmonis (harmonious), Loyal (loyal), Adaptif (adaptive), and Kolaboratif (collaborative) values that underlie the behavior of SOE personnel.

Application Development Platform

Defined as an application creation platform which refers to a set of technologies that can assist companies in designing, developing, and implementing these applications.

ARPU

Average Revenue per Unit, a measure used primarily by telecommunications and networking companies which states how much revenue is generated by the user on average. It is defined as the total revenue from specified services divided by the number of users of such services.

Artificial Intelligent

Defined as computer program developed by human on a system so that they can think like human and can complete certain task by processing and recognizing data pattern.

B2B (Business-to-Business)

The sale of products or services provided by one business and intended for another business, not to consumers.

B2C (Business-to-Customer)

A business that provides services or sales of goods or services to individual or group of consumers directly.

Table of Content

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic and other transmission technology.

Balanced Scorecard

One of the tools used by managers to measure the performance of a business seen from four perspectives. The four perspectives consist of a financial perspective, a customer perspective, an internal business process perspective, and a growth and learning perspective.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

Big Data Platform

Defined as a large, varied, and dynamic data processing platform.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

CFU

Customer Facing Unit, similar to a strategic business unit, which is an organizational unit that interacts with certain customer segments, with responsibility for profit and loss respectively, and is responsible for restructuring subsidiaries and business portfolios that are relevant to certain business segments that being its responsibility.

Cloud Computing

The practice of using a network of remote servers hosted on the internet to store, manage, and process data, rather than a local server or a personal computer.

Cloud Hybrid

The storage infrastructure that uses a combination of on-premises storage resources with a public cloud storage provider.

Co-Location

Telecommunication infrastructure leasing service that owned existing sites after the first customer or Anchor Tenant, which offers the space in telecommunication infrastructure to install their equipments.

Common Stock

Our Series B shares having a par value of Rp50 per share.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer’s premises.

Table of Content

Cyber Attack

A cyber attack is deliberate of the exploitation of computer systems, technology-dependent enterprises, and networks. Cyber attacks use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cybercrimes, such as information and identity theft.

Cyber Security

An effort to protect information from cyber attacks. Cyber attacks in information operations are any kind of deliberate action to disrupt the confidentiality, integrity, and availability of information.

Data Center

The facility composed of networked computers, storage systems and computing infrastructure that organizations use to assemble, process, store and disseminate large amounts of data.

Data Management Platform

Defined as a platform that manages data, such as collecting, organizing, and activating data from various online and offline sources, for the purposes of advertising and personalization initiatives.

Deep-Link

The use of a hyperlink that links to a specific, generally searchable or indexed, piece of web content on a website, rather than the website's home page.

Digitization

Process of converting non-digital information to digital. If a company uses this digital information to increase business, generate revenue, or simplify some business processes, it is called digitization. The result of the digitization and digitization process is called digital transformation.

Dwiwarna Share

The Series A Dwiwarna Share have a par value of Rp50 per share. The Dwiwarna Share is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance.

e-Commerce

Electronic commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Procurement

Electronic procurement, the process of procuring goods and services carried out online.

Earth Station

Antennas and related equipment used to receive or transmit telecommunication signals via satellites.

EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

Edutainment

Education and entertainment.

Table of Content

Face Recognition

The technology capable of matching a human face from a digital image or a video frame against a database of faces, which is typically employed to authenticate users through ID verification services, and works by pinpointing and measuring facial features from a given image.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

Gateway

A peripheral that bridges a packet-based network (IP) and a circuit-based network (PSTN).

Gbps

Gigabit per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second.

GHz

Gigahertz, The hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GraPARI

Telkomsel service network.

Graphical Processing Unit (GPU) Farming

Defined as a graphics processing usage allocation system.

GSM

Global System for Mobile Telecommunication which is the European standard for digital cellular telephones.

High Throughput Satellite

Communication satellite that provides more throughput than conventional communication satellites (Fixed Satellite Service or FSS), which refers to a significant increase in capacity when using the same amount of orbital spectrum from 2 to more than 100 times as much capacity as the classic FSS.

Hyperscale Data Center

Data center that can accommodate 5,000 or more servers and has an area of more than 10,000 square feet (over 900 square meters).

Homes Passed

A connection with access to fixed-line voice, IPTV and broadband services.

Table of Content

In-memory database

Defined as database processing performed on memory storage media.

Insider Trading

The trading of a public company's stock or other securities (such as bonds or stock options) by individuals with access to nonpublic information about the company. In various countries, some kinds of trading based on insider information is illegal.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

Internet of Things

Computing concept that describes the idea of everyday physical objects being connected to the internet and being able to identify themselves to other devices and send and receive data.

Intranet

A computer network based on TCP / IP protocols such as the internet, however the usage is restricted or closed and only certain people or users can log on and use the intranet network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IPO

Initial Public Offering, the first sale of stock by a Company to the public.

IP Transit

The large-scale interconnection service to the global internet with reliable performance, bundled with extensive features, Block IP with BGP routing, and Autonomous System (AS) owned by clients.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Service Provider, an organization that provides access to the internet.

Latency

Delay in network communications that indicating the time it takes for data to transfer across the network.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

Mbps

Megabit per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically. This network connects LAN customers at several different locations.

Table of Content

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

Multimedia Data Extraction

Defined as advances in web analytics, news, social media crawlers (such as text, sound, and images) that are integrated with analytics engines.

Network Access Point

A public network exchange facility where ISPs connected in peering arrangements.

OJK

Otoritas Jasa Keuangan, or the Financial Services Authority, the successor of Bapepam-LK, is an independent institution with the authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as a non-bank financial industry sector.

OTT

Over The Top, a generic term commonly used to refer to the delivery of audio, video, and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.

PoP

Point of Presence. An access point, location or facility that connects to and helps other devices establish a connection with the Internet, which may consist of a router, switches, servers and other data communication devices. We operate two points of presence, namely main and primary points of presence. The "main point of presence" is the main transportation network that contains traffic aggregates within a country. The "primary point of presence" is a collection of major regional transportation networks that have the ability to create a service.

Postpaid

A type of communication service where customers can use telecommunications services first and then pay for them.

Prepaid

A type of communication service where the customer makes an advance payment in order to use telecommunications services.

PSA 62

Audit Standard Statement No. 62 (PSA 62) is a statement issued by the Indonesian Accounting Association which states that in conducting audits of financial statements of government entities or other recipients of government financial assistance which conducts stock offers through the capital market, auditors must comply with the provisions of the Capital Market Law.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by Telkom.

Pulse

The unit in the calculation of telephone charges.

Table of Content

Reverse Stock

The compression of shares to become a smaller amount of shares using higher value per share.

RMJ

Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

Security Insight Platform

Defined as a platform for generating insights on cyber security.

Self Assessment

Guidelines are used as a form of accountability for collegially assessing the performance of the Board of Commissioners.

SIM cards

Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.

SKKL

Sistem Komunikasi Kabel Laut/Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SKSO

Sistem Komunikasi Serat Optik/Optical Fiber Communication System is a system that transmits information or data from one point to another through optical fiber.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOA

Sarbanes-Oxley Act, effective from July 30, 2002, also known as the Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.

SOE/BUMN

State-Owned Enterprise/Badan Usaha Milik Negara is a government-owned company, state-owned company, state-owned entity, state-owned company, public-owned company, or parastatal which is a legal entity formed by the Government to conduct commercial activities on behalf of the Government as the owner.

Table of Content

SOX Section 404

SOX Section 404 (Sarbanes-Oxley Act Section 404) mandates that all publicly-traded companies must establish internal controls and procedures for financial reporting and must document, test, and maintain those controls and procedures to ensure their effectiveness.

Stock Split

Splitting the number of shares to increase the shares volume using a lower value per share.

Switching

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

TPE

A normalized way to refer to transponder bandwidth which simply means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

Treasury Stock

Stock/share which bought back/repurchased by the issuing company.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

Various standalone and embedded AI capabilities

Defined as various kinds of artificial intelligence (AI) capabilities, both stand-alone and combined with other devices, such as Indonesian Natural Language Processing (NLP), Sentiment Analysis, Text to Speech, Speech to Text, Image Recognition for Objects Detection/Counting/Segmentation, Machine/Deep Learning, Facial Recognition, and Robotics Process Automation (RPA).

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPN typically employs some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. VPN provides connectivity to many machines behind a gateway or firewall.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Vulnerability Management Platform

It is a platform for managing cyber security vulnerabilities such as malware, viruses or hacking.

Whistleblower

The term for employees, former employees or workers, members of institutions or organizations who report actions that are considered to violate the regulation to the authorities.

Table of Content

APPENDIX 2:

LIST OF ABBREVIATIONS

Keyword	Descriptions
A2P	Application to Person
ACGS	ASEAN Corporate Governance Scorecard
ACHI	AKHLAK Culture Health Index
ACMF	ASEAN Capital Market Forum
ADS	American Depositary Shares
AGMS	Annual General Meeting of Shareholders
AKHLAK	Amanah Kompeten Harmonis Loyal Adaptif Kolaboratif
AO	Application Owner
AP	Administered Prices
API	Application Programming Interface
ARPU	Average Revenue per Unit
ASEAN	Association of Southeast Asian Nations
ASKALSI	Asosiasi Kabel Laut Seluruh Indonesia or Indonesian Submarine Cable Association
ATM	Automated Teller Machine
B2B	Business-to-Business
B2C	Business-to-Consumer
BAKAMLA	Badan Keamanan Laut or Maritime Security Agency
BAM	Business Account Manager
Bapepam-LK	Badan Pengawas Pasar Modal dan Lembaga Keuangan or Financial Institution Supervisory Agency
BBM	Bahan Bakar Minyak
BCM	Business Continuity Management
BCP	Business Continuity Plan
BOC	Board of Commissioners
BOD	Board of Directors
BPJS	Badan Penyelenggara Jaminan Sosial or Social Insurance Administration Organization
BPK	Badan Pemeriksa Keuangan
BPO	Business Process Outsourcing
BPS	Badan Pusat Statistik or Central Bureau of Statistics
BSCS	Batam-Singapore Cable System
BTS	Base Transceiver Station
CAGR	Compund Annual Growth Rate
CAPEX	Capital Expenditure
CDC	Community Development Center
CDIO	Chief Digital & Innovation Officer
CDN	Content Delivery Networks
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFRO	Chief Financial & Risk Officer
CHCO	Chief Human Capital Officer
CITO	Chief Information Technology Officer
COCA	Calendar of Culture Action
CONS	Consumer Service
COSO	Committee of Sponsoring Organizations of the Treadway Commission
COVID-19	Corona Virus Disease 19
CPaaS	Communication Platform as a Service
CPE	Customer Premises Equipment
CSLS	Customer Satisfaction and Loyalty Survey
CRM	Customer Relationship Management
CSA	Control Self Assessment
CSR	Corporate Social Responsibility

Table of Content

Keyword	Descriptions
CSS	Corporate Strategic Scenario
DB	Digital Business
DC Co	Data Center Co
DRP	Disaster Recovery Plan
DSL	Digital Subscriber Line
DTH	Direct to Home
EBIS	Enterprise & Business Service
Edutainment	Education and Entertainment
EGM	Executive General Manager
ERM	Enterprise Risk Management
ESG	Environmental, Social, and Governance
ESOP	Employee Stock Ownership Program
ETL	Extract Transform Load
EWR	Early Warning Report
EY	Ernst & Young
FHCI	Forum Human Capital Indonesia
FMC	Fixed & Mobile Convergence
FRAMES	Fraud Management System
FRM	Finance & Risk Management
Gbps	Gigabit per second
GCG	Good Corporate Governance
GCT	Group Corporate Transformation
GDP	Gross Domestic Product
GHz	Gigahertz
GMS	General Meeting of Shareholders
GRI	Global Reporting Initiative
GRO	Government Relationship Officer
GSD	Graha Sarana Duta
GSM	Global System for Mobile Communication
HAKORDIA	Hari Anti Korupsi Dunia or World Anti-Corruption Day
HAM	Hak Asasi Manusia or Human Rights
HCM	Human Capital Management
HD	High Definition
HR	Human Resource
HSDC	HyperScale Data Center
HTS	High Throughput Satellite
IA	Internal Audit
IAI	Ikatan Akuntan Indonesia
IAS	International Accounting Standards
ICOFR	Internal Control over Financial Reporting
ICT	Information and Communications Technology
IDN	Indonesia Digital Network
IDX/BEI	Indonesia Stock Exchange/Bursa Efek Indonesia
IFAS	Indonesian Financial Accounting Standard
IFRS	International Financial Reporting Standard
IGG	Indonesia Global Gateway
IHSG	Indeks Harga Saham Gabungan or Composite Stock Price Index
IIA	Institute of Internal Auditor
IICD	Indonesia Institute for Corporate Directorship
IKM	Indeks Kepuasan Masyarakat or Community Satisfaction Index
IMF	International Monetary Fund
IMS	Integrated Management System
IOH	Indosat Ooredoo Hutchsion
IoT	Internet of Things
IPLC	International Data Center or International Connectivity

Table of Content

Keyword	Descriptions
IPO	Initial Public Offering
IPR	Intellectual Property Rights
ISAK	Interpretasi Standar Akuntansi Keuangan or Interpretation of Statements of Financial Accounting Standards
ISO	International Organization for Standardization
ISP	Internet Service Provider
IT	Information Technology
ITDRI	Indonesia Telecommunication and Digital Research Institute
JaKaLaDeMa	Jawa Kalimantan Sulawesi Denpasar Mataram
Jo.	Juncto
KAP	Kantor Akuntan Publik or Public Accountant Firm
KEKD	Komite Etika dan Kepatuhan & Disiplin
KEMPR	Komite Evaluasi dan Monitoring Perencanaan dan Risiko or Committee for Planning and Risk Evaluation and Monitoring
KEU	Keuangan or Finance
KIPAS	Komunitas Provokasi Aktivasi or Community Cultural Activation Provocation
KNKG	Komite Nasional Kebijakan Governance or Governance Policy National Committee
KNR	Komite Nominasi dan Remunerasi or Committee for Nomination and Remuneration
KPI	Key Performance Indicator
KPK	Komisi Pemberantasan Korupsi or Corruption Eradication Commission
KPPU	Komisi Pengawasan Persaingan Usaha or Commission for the Supervision of Business Competition
KTI	Kawasan Timur Indonesia or Eastern Indonesia
kWh	KiloWatt Hour
LED	Light Emitting Diode
LSE	London Stock Exchange
LTE	Long Term Evolution
LTI	Long Term Incentive
M&A	Merger & Acquisition
MDI	Metra Digital Investama
MDM	Metra Digital Media
MNO	Mobile Network Operator
MSOP	Management Stock Ownership Program
MSE	Micro and Small Enterprise
MTN	Medium-Term Notes
MTTI	Mean Time to Install
MTTR	Mean Time to Repair
MVNO	Mobile Virtual Network Operator
NAP	Network Access Point
NIB	Nomor Induk Berusaha
NITS	Network & IT Solution
NPS	Net Promoter Score
NPWP	Nomor Pokok Wajib Pajak or Tax Identification Number
NSP	Nada Sambung Pribadi
NYSE	New York Stock Exchange
OECD	Organization for Economic Co-operation and Development
OJK	Otoritas Jasa Keuangan or Financial Services Authority
OLO	Other Licensed Operator
OTT	Over the Top
PaDi	Pasar Digital
PAYU	Pay As You Use
PEFINDO	PT Pemeringkat Efek Indonesia
PKBL	Program Kemitraan dan Bina Lingkungan or Partnership and Community Development Program
PN	Perusahaan Negara or State Company
POJK	Peraturan Otoritas Jasa Keuangan or Regulation of Indonesia Financial Services Authority
PoP	Point of Presence
POTS	Plain Old Telephone Service

Table of Content

Keyword	Descriptions
PPID	Pejabat Pengelola Informasi dan Dokumentasi or Information Management and Documentation Officer
PPKM	Pemberlakuan Pembatasan Kegiatan Masyarakat
PPMP	Program Pensiun Manfaat Pasti
PSAK	Pernyataan Standar Akuntansi Keuangan or Statements of Financial Accounting Standards
PSTN	Public Switched Telephone Network
QMS	Quality Management System
QoS	Quality of Service
RJPP	Rencana Jangka Panjang Perseroan or Company’s Long Term Plan
RKAP	Rencana Kerja Anggaran dan Pendapatan or Budgeting and Revenue Work Plan
ROA	Return on Asset
ROE	Return on Equity
RPT	Related Party Transaction
SaaS	Software as a Service
SAK	Standar Akuntansi Keuangan or Financial Accounting Standard
SASB	Sustainability Accounting Standards Board
SDG	Sustainable Development Goals
SD-WAN	Software Defined-Wide Area Network
SEA-ME-WE 5	Southeast Asia-Middle East -Western Europe 5
SEA-ME-WE 6	Southeast Asia-Middle East -Western Europe 6
SEA-US	Southeast Asia-United States
SEC	Securities and Exchange Commission
SEM	Structural Equation Modeling
SEOJK	Surat Edaran Otoritas Jasa Keuangan or Circular Letter of Indonesia Financial Service Authority
SFH	School from Home
SGM	Senior General Manager
SIUP	Surat Izin Usaha Perdagangan or Business Permit
SKKL	Sistem Komunikasi Kabel Laut or Submarine Communications Cable System
SKSO	Sistem Komunikasi Serat Optik or Fiber Optic Communication System
SLI	Sambungan Langsung Internasional or International Direct Dialing
SMAP	Sistem Manajemen Anti Penyuapan or Anti-Bribery Management System
SMB	Small Medium Business
SME	Small and Medium Enterprise
SMK	Sekolah Menengah Kejuruan or Vocational School
SMK3/OHSAS	Sistem Manajemen Keselamatan dan Kesehatan Kerja or Occupational Health and Safety Assessment System
SOX	Sarbanes Oxley Act
SP	Strategic Portfolio
SPI	Sistem Pengendalian Internal or Internal Control System
SROI	Social Return on Investment
SSO	Shared Service Operation
TAM	Tele Account Management
THR	Tunjangan Hari Raya or Religious Holiday Allowance
TIOC	Telkom Integrated Operation Center
TKDN	Tingkat Komponen dalam Negeri
TLK	Telkom Ticker in New York Stock Exchange
TLKM	Telkom Ticker in Bursa Efek Indonesia
USO	Universal Service Obligation
VAR	Value Added Reseller
VF	Volatile Food
VOD	Video on Demand
VOD	Voice over Data
VoIP	Voice over Internet Protocol
VP	Vice President
VPN	Virtual Private Network
WBS	Whistleblowing System

Table of Content

Keyword	Descriptions
WEO	World Economic Outlook
WFH	Work from Home
WIB	Wholesale and International Business
WINS	Wholesale and International Service
WPO	Whistleblower Protection Officer

Table of Content

APPENDIX 3:

CROSS REFERENCE TO THE CIRCULAR LETTER BY THE FINANCIAL SERVICES AUTHORITY NO. 16/SEOJK.04/2021

No.	CRITERIA		EXPLANATION	PAGES
I	FORM OF ANNUAL REPORT
1.	Annual Report is presented in the form of printed documents and electronic copies of documents.
2.	Annual Report presented as printed document should be printed on light-colored, good quality, A4 sized paper, bound and possible to be reproduced in good quality.
3.	Annual Report can present information in the form of pictures, graphs, tables, and/or diagrams by including clear titles and/or descriptions, thus they are easy to read and understand.
4.	Annual Report presented in the form of a copy of an electronic document is the Annual Report converted in PDF format.
II	CONTENT OF ANNUAL REPORT
1.	Annual Report should at least contain information about:	1)	key financial data highlight;	15-17
		2)	stock information (if any);	18-20
		3)	Board of Commissioners’ report;	22-27
		4)	Directors’ report;	28-31
		5)	Issuer or Public Company’s profile;	9-10
		6)	management discussion and analysis;	84-144
		7)	Issuer or Public Company’s governance;	145-260
		8)	Issuer or Public Company social and environmental responsibility;	261-275
		9)	audited annual financial report; and	Exhibit 99
		10)	statement of Directors and board of Commissioners on the responsibility for the Annual Report.	32-33
2.	Description of The Contents of Annual Report
a.	Key Financial Data Highlight

Highlights of Key Financial Data presents information in comparative form over a period of 3 (three) financial years or since the commencement of business if the Issuer or Public Company has been running for less than 3 (three) years, and should at least contain:

15-17
		1)	revenue;
		2)	gross profit;
		3)	profit (loss);
		4)	profit (loss) attributable to parent and non-controlling interests;
		5)	comprehensive profit (loss);
		6)	comprehensive profit (loss) attributable to parent and non-controlling interests;
		7)	net profit (loss) per share;
		8)	total assets;
		9)	total liabilities;
		10)	total equity;
		11)	profit (loss) to total asset ratio;
		12)	profit (loss) to equity ratio;
		13)	profit (loss) to revenue ratio;
		14)	current ratio;
		15)	liabilities to equity ratio;
		16)	liabilities to total asset ratio; and
		17)	other financial information and ratios relevant to Issuer or Public Company and their industry type.
b.	Stock Information	Information of stock for Public Company shall at least contains:		18-20

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
		1)	stock issued for three months period (if any) presented in comparative form in the last 2 (two) financial years at least contain:
			a)	outstanding stock;
			b)	market capitalization by the price in the Stock Exchange where the stock is listed;
			c)	highest, lowest, and closing stock price by the price in the Stock Exchange where the stock is listed; and
			d)	traded volume in the Stock Exchange where the stock is listed;
			e)	stock prices before and after corporate actions;
		2)	in the event of corporate actions such as stock split, reverse stock, stock dividend, stock bonus, and par value decrease, stock price information referred to in point 1) should then include explanation concerning at least:		20
			a)	date of corporate actions;
			b)	ratio of stock split, reverse stock, stock dividend, stock bonus, and the changes of par value;
			c)	amount of outstanding stock before and after corporate actions; and
			d)	number of conversion effects executed (if any); and
			e)	stock price before and after corporate actions;
		3)	in the event that the company’s stock trade is suspended and/or delisted during the year reported, Issuer or Public Company should explain the reason for such suspension and/or delisting; and		No suspension/delisting
4)

in the event that the suspension as referred to in number 3) and/or the process of delisting is still ongoing until the final period of the Annual Report, the Issuer or Public Company should explain the actions taken to resolve the matter.

No suspension/delisting
c.	Board of Directors’ Report	Board of Directors’ Report shall at least contain:			28-31
		1)	brief description about the performance of Issuer or Public Company, that at least include:
			a)	strategies and strategic policies of Issuer or Public Company;
			b)	Board of Directors' role in strategy formulation and the strategic policy of the Issuer or Public Company;
			c)	the process carried out by the Board of Directors to ensure the implementation of the Issuer's or Company's strategy Public;
			d)	comparison between the results achieved with those targeted by the Issuer or Public Company; and
			e)	constraints experienced by Issuers or Public Company;
		2)	description of the Issuer or Public Company's business prospects; and
		3)	implementation of Issuer or Public Company’s governance.
d.	Board of Commissioners’ Report	Board of Commissioners’ Report shall at least contains:			22-27
1)

assessment on the performance of the Directors in managing the Issuer or Public Company, including supervision of the Board of Commissioners in the formulation and implementation of the Issuer's or Public Company's strategy by the Board of Directors;

		2)	overview on the business prospects of Issuer or Public Company established by the Board of Directors;
		3)	overview on the implementation of Issuer or Public Company’s governance;
e.	Profile of Issuer or Public Company	The Issuer or Public Company’s Profile at least contains:			9
		1)	name of Issuer or Public Company, including, if any, changes in names, reasons for such changes, and the effective date of name;
		2)	access to Issuer or Public Company, including branch or representative		9

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
offices that enables people to obtain the information of:
			a)	address;
			b)	telephone number;
			c)	e-mail address; and
			d)	website address;
		3)	brief history of the Issuer or Public Company;		41-42
		4)	vision and mission of Issuer or Public Company and corporate culture or company values;		35
		5)	business activities according to the latest articles of association, business activities conducted during the financial year, and as well as types of goods and/or services produced;		43-44
		6)	the operational area of Issuer or Public Company; is an area for the implementation of operational activities or the range of the company’s operational activities.		14
		7)	organizational structure of Issuer or Public Company in a form of chart, of at least to 1 (one) structural level under Board of Directors including the committees under Board of Directors (if any) and committees under the Board of Commissioners, accompanied by name and position;		45
		8)	a list of industry association memberships both on a national and international scale related to the implementation of sustainable finance;		46-47
		9)	profile of the Directors, consisting of at least:		55-60
			a)	name and position that corresponds to the duties and responsibilities;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background;
			f)	employment record, consisting of:
(1) legal basis of Board of Directors members appointment for the first time at the related Issuer or Public Company;
(2) double position, either as member of Directors, Commissioners, and/or committee as well as other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			g)	affiliation with other members of the Board of Directors, members of the Board of Commissioners, major shareholders, and controllers either directly or indirectly to individual owners, including the names of affiliated parties. In the event that a member of the Board of Directors has no affiliation, the Issuer or Public Company shall disclose this matter; and	61
			h)	changes in the composition of the members of the Board of Directors and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Directors, it will be disclosed regarding this matter	61
		10)	profile of Board of Commissioners, consisting of:		48-54
			a)	name and title;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background and/or certification;
			f)	employment record, consisting of:
(1) legal basis for the appointment as a member of the Board of Commissioners

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
				(2) legal basis for the first appointment as a member of the Board of Commissioners who is an independent commissioner of the related Issuer or Public Company;
				(3)

double position, either as member of Board of Commissioners, Directors, and/or committee, as well as other positions, both inside and outside the Issuer or Public Company. In the event that a member of the Board of Commissioners does not have double positions, then this is disclosed; and

				(4) work experience and the time period both inside and outside the Issuer or Public Company;
			g)	affiliation with other members of the Board of Commissioners, major shareholders, and controllers either directly or indirectly to individual owners, including names of affiliated parties; In the event that a member of the Board of Commissioners does not have any affiliation, the Issuer or Public Company shall disclose this matter;	54
			h)	statement of independence of the independent commissioner in the event that the independent commissioner has served more than 2 (two) terms; and	175
			i)	changes in the composition of the members of the Board of Commissioners and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Commissioners, this matter shall be disclosed;	54
		11)	in the event of a change in the composition of the Board of Commissioners and/or Directors taking place after the fiscal year until the deadline of Annual Report submission, management composition stated in the Annual Report is then the composition of the Board of Commissioners and/or Directors both the latest and the previous one;		54
		12)	number of employees by gender, position, age, education level, and employment status (permanent/contracted) in the financial year. Disclosure of information can be presented in tabular form.		65-67
		13)	name of shareholders and ownership percentage at the end of financial year, information includes among others:		68-70
			a)	shareholders having 5% (five percent) or more shares of Issuer or Public Company;
			b)

member of Directors and Board of Commissioners owning shares of Issuer or Public Company. In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not own shares, then this matter is disclosed; and

			c)	group of public shareholders each having less than 5% (five percent) share ownership of Issuer or Public Company;
			The above information can be presented in tabular form.
		14)

the percentage of indirect ownership of the shares of the Issuer or Public Company by members of the Board of Directors and members of the Board of Commissioners at the beginning and end of the financial year, including information on shareholders registered in the shareholder register for the benefit of indirect ownership of members of the Board of Directors and members of the Board of Commissioners;

In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not have indirect ownership of the shares of the Issuer or Public Company, this matter shall be disclosed.

					68-69
		15)	number of shareholders and ownership percentage at the end of financial year presented in the following classifications:		69

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
			a)	local institution ownership;
			b)	foreign institution ownership;
			c)	local individual ownership; and
			d)	foreign individual ownership;
		16)	information concerning major and controlling shareholder of Issuer or Public Company, both direct and indirect, until the individual owner, presented in the form of scheme or diagram;		68
17)

names of subsidiaries, associated companies, joint ventures in which Issuer or Public Company owns control with the entities, along with the percentage of share ownership, line of business, total asset, and operating status of such companies (if any);

For subsidiaries, information of company’s address should be added;

71-76
18)

chronology of stock listing, number of stock, par value, and offering price from the beginning of listing up to the end of the financial year and name of Stock Exchange where Issuer or Public Company’s stock are listed including stock splits, reverse stock, stock dividends, shares bonuses, and changes in the nominal value of shares, implementation of conversion effects, implementation of capital additions and subtractions (if any);

77-78
19)

information of other securities listing other than the securities referred to in point 18) which have not matured in the financial year at least contain the name of the securities, year of issue, interest rate/yield, maturity date, offering value, and rating of securities (if any);

79-80
		20)	information on the use of public accounting services (AP) and public accounting firms (KAP) and their networks/associations/allies include:		81-83
			a)	name and address;
			b)	assignment period;
			c)	information on audit and/or non-audit services provided;
			d)	audit and/or non-audit fee for each assignment given during the financial year; and
			e)	in the event that AP and KAP and their networks/associations/allies, which are appointed do not provide non-audit services, then the information is disclosed; and
Disclosure of information on the use of AP and KAP services and their networks/associations/allies can be presented in tabular form.
		21)	name and address of capital market supporting institutions and/or professions other than AP and KAP.		81-83
f.	Management Discussion and Analysis

Annual Report must contain discussion and analysis of Financial Report and other significant information by emphasizing material changes taking place during the year under review. It should at least contain:

89-103
		1)	operational review by business segment in accordance with the industry of Issuer or Public Company, consisting of at least:
			a)	Production, which includes process, capacity and its development;
			b)	Revenue; and
			c)	Profitability;
2)

comprehensive financial performance including a comparison between the financial performance of the last two financial years, explanation on the causes of such changes and their impact, which among others includes:

116-129
			a)	current assets, non-current assets, and total assets;
			b)	Short-term liabilities, long-term liabilities, and total liabilities;
			c)	equity;
			d)	revenue, expenses and profit (loss), other comprehensive revenue and comprehensive income (loss); and

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
			e)	cash flow;
		3)	capability to pay debts by presenting relevant ratio;		130
		4)	account receivables collectability of Issuer or Public Company receivable by presenting relevant ratio;		134
		5)	capital structure and management’s policies on the capital structure, as well as basis of the policy making;		131
		6)	discussion on material commitment for the investment of capital expenditure with explanation concerning:		133
			a)	purpose of such commitment;
			b)	sources of funds expected to fulfill to the commitment;
			c)	currency of denomination;
			d)	steps taken by the Issuer or Public Company to protect the position of related foreign currency against risks;
		7)	discussion on realization of investment of capital expenditure within the last Financial year, that at least contains:		132
			a)	type of capital expenditure investments;
			b)	purpose of capital expenditure investments;
			c)	value of capital expenditure investments issued;
		8)	material information and facts occurring after the date of accountant’s report (if any);		135
9)

business prospects of Issuer or Public Company in relation to the industry, economy in general, and international market, and accompanied with the supporting quantitative data from reliable Data resource;

136-138
		10)	comparison between target/projection at the beginning of financial year and the realization, that includes:		138
			a)	revenue;
			b)	profit (loss);
			c)	capital structure; or
			d)	other information deemed necessary by the Issuer or Public Company;
		11)	target/projection of the Issuer or Public Company within 1 (one) year, that includes:		139
			a)	revenue;
			b)	profit (loss);
			c)	capital structure;
			d)	dividend policy; or
			e)	other information deemed necessary by the Issuer or Public Company;
		12)	marketing aspects of the goods and/or services of Issuer or Public Company, including among others marketing strategies and market Share;		104-115
		13)	description of dividend during the past 2 (two) financial years (if any), includes at least:		140
			a)	dividend policy; including information on the percentage of dividends distributed to net income;
			b)	date of cash dividend payment and/or date of non-cash dividend Distribution;
			c)	amount of dividend per share (cash and/or non-cash); and
			d)	amount of dividend paid per year;
Disclosure of information can be presented in tabular form. In the event that the Issuer or Public Company does not distribute dividends in the last 2 (two) years, this matter shall be disclosed.
		14)	realization of the use of proceeds from Public Offering is under the Following conditions:		141
			a)	in the event that during the financial year reported, the Issuer is obliged to submit report on realization of use of proceeds, then Annual Report

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
should disclose accumulated realization of use of Proceeds until the end of the financial year; and
b)

in the event that there is a change in the use of proceeds as stipulated in Financial Services Authority Regulation on Report on Realization of Use of Proceeds, the Issuer should then explain such change;

		15)	material information (if any) concerning, among others investment, expansion, divestment, merge, acquisition, debt/capital restructuring, affiliated transaction, and transaction with conflict of interests, taking place during the financial year (if any). Information includes:		142
			a)	date, value and object of transaction;
			b)	name of transacting parties;
			c)	nature of Affiliated relation (if any);
			d)	explanation of fairness of transaction; and
			e)	compliance with related rules and regulations;
			f)	in the event that there is an affiliation relationship, in addition to disclosing the information as referred to in letter a) to letter e), the Issuer or Public Company also discloses information:
(1)

a statement from the Board of Directors that the affiliate transaction has gone through adequate procedures to ensure that the affiliated transaction is carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle; and

(2)

the role of the Board of Commissioners and the audit committee in carrying out adequate procedures to ensure that affiliated transactions are carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle;

g)

for affiliated transactions or material transactions which are business activities carried out in order to generate business income and are carried out regularly, repeatedly and/or continuously, an explanation is added that the affiliated transactions or material transactions are business activities carried out in order to generate business income and are carried out regularly. routine, repetitive, and/or continuous;

In the case of affiliate transactions or material transactions referred to has been disclosed in the report annual financial, added information regarding disclosure references in reports the annual finances.

h)

for disclosure of affiliated transactions and/or conflict of interest transactions resulting from the implementation of affiliated transactions and/or conflict of interest transactions that have been approved by independent shareholders, additional information regarding the date of the GMS which approved the affiliated transactions and/or conflict of interest transactions is added;

			i)	in the event that there are no affiliated transactions and/or conflict of interest transactions, then such matters shall be disclosed;
		16)	description of changes in regulation which have a significant effect on the Issuer or Public Company and its impacts on the financial report (if any); and		143
		17)	changes in the accounting policy, rationale and impacts on the financial statement (if any).		144
g.	Governance of Issuer or Public Company	Governance of Issuer or Public Company at least contains brief description of:
		1)	General Meeting of Shareholders (GMS) shall at least contain:		155-162
			a)	Information regarding the resolutions of the GMS in the financial year

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
and 1 (one) year prior to the financial year includes:
(1) resolutions of the GMS in the financial year and 1 (one) year before the financial year are realized in the financial year; and
(2) resolutions of the GMS for the financial year and 1 (one) year before the financial year that have not been realized and the reasons for not realizing them;
			b)	in the event that the Issuer or Public Company uses an independent party in the conduct of the GMS to calculate the votes, then this matter shall be disclosed;
		2)	Directors, consisting of among others:		204-216
a)

scope of work and responsibility of each member of the Directors;

Information regarding the duties and responsibilities of each member of the Board of Directors is described and can be presented in tabular form.

			b)	disclosure that the Directors have Directors’ charter;
c)

policies and implementation regarding the frequency of meetings of the Board of Directors, joint meetings of the Board of Commissioners, and the level of attendance of members of the Board of Directors in such meetings including attendance at the GMS;

Information on the level of attendance of members of the Board of Directors at the meeting of the Board of Directors, the meeting of the Board of Directors with the Board of Commissioners, or the GMS can be presented in tabular form.

			d)	training and/or competency improvement of members of the Board of Directors:
(1) policies on training and/or improving the competence of members of the Board of Directors, including an orientation program for newly appointed members of the Board of Directors (if any); and
(2) training and/or competency improvement attended by members of the Board of Directors in the financial year (if any);.
			e)	The Board of Directors' assessment of the performance of the committees that support the implementation of the Board of Directors' duties for the financial year shall at least contain:
(1) performance appraisal procedures; and
(2) criteria used such as performance achievement during the financial year, competence and attendance in a meeting; and
			f)	in the case that the Issuer or Public Company does not have a committee that supports the implementation of tasks the Board of Directors, then it is disclosed regarding this matter.
		3)	Board of Commissioners, consisting of among others:		163-182
			a)	description of responsibility of the Board of Commissioners;
			b)	disclosure that the Board of Commissioners has Board of Commissioners’ charter;
c)

policies and implementation of the frequency of meetings of the Board of Commissioners, meetings of the Board of Commissioners with the Board of Directors and the level of attendance of members of the Board of Commissioners in the meeting including attendance at the GMS;

Information on the level of attendance of members of the Board of Commissioners at the meeting of the Board of Commissioners, the meeting of the Board of Commissioners with the Board of Directors, or the GMS can be presented in tabular form.

			d)	training and/or competency improvement of members of the Board of Commissioners:

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
(1) policies on training and/or improving the competence of members of the Board of Commissioners, including orientation programs for newly appointed members of the Board of Commissioners (if any); and
(2) training and/or competency improvement attended by members of the Board of Commissioners in the financial year (if any);
			e)	performance appraisal of the Board of Directors and the Board of Commissioners as well as each member of the Board of Directors and the Board of Commissioners, including among others:
(1) procedure of performance assessment implementation;
(2) the criteria used are performance achievements during the financial year, competence and attendance at meetings; and
(3) parties conducting the assessment;
			f)	The Board of Commissioners' assessment of the performance of the Committees that support the implementation of the duties of the Board of Commissioners in the financial year includes:
(1) performance appraisal procedures; and
(2) the criteria used are performance achievements during the financial year, competence and attendance at meetings;
		4)	The nomination and remuneration of the Board of Directors and the Board of Commissioners shall at least contain:		196-197
			a)	nomination procedure, including a brief description of the policies and process for nomination of members of the Board of Directors and/or members of the Board of Commissioners; and
			b)	procedures and implementation of remuneration for the Board of Directors and the Board of Commissioners, among others:
(1) procedures for determining remuneration for the Board of Directors and the Board of Commissioners;
(2) the remuneration structure of the Board of Directors and the Board of Commissioners such as salaries, allowances, bonuses and others; and
(3) the amount of remuneration for each member of the Board of Directors and member of the Board of Commissioners; Disclosure of information can be presented in tabular form.
		5)	Syariah supervisory board, for Issuer or Public Company running business under the principles of Syariah as expressed in the Articles of Association, contains at least:		Not relevant
			a)	name;
			b)	the legal basis for the appointment of the syariah supervisory board;
			c)	period of assignment of the syariah supervisory board;
			d)	tasks and responsibilities of syariah supervisory board; and
			e)	frequency and method of advising and supervisory on the compliance of syariah principles in capital market toward the Issuer or Public Company;
		6)	Audit Committee, consisting of among others:		183-191
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as member of committee;
(2) double position, either as member of Board of Commissioners, Directors, and/or committee and other positions (if any); and

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
(3) work experience and the time period, both inside and outside the Issuer or Public Company;
			f)	period of service of Audit Committee members;
			g)	disclosure of independence of Audit Committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	disclosure of company policies and the implementation on frequency of Audit Committee meetings and the attendance of Audit Committee members in such meetings; and
			j)	brief description activities carried out by Audit Committee during the financial year based on what is stated in Audit Committee Charter;
		7)	Committee or function of nomination and remuneration of Issuers or Public Companies, consisting of among others:		192-197
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as committee member;
(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;
			g)	disclosure of independence of committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	description of duties and responsibilities;
			j)	disclosure that the committee has charter of committee;
			k)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings;
			l)	brief description activities during the financial year;
			m)	in the event that no nomination and remuneration committee is formed, the Issuer or Public Company is sufficient to disclose the information as referred to in letter i) to letter l) and disclose:
(1) reasons for not forming the committee; and
(2) the party carrying out the nomination and remuneration function;
8)

other committees the Issuer or Public Company has in order to support the function and tasks of Directors (if any) and/or committees that support the functions and duties of the Board of Commissioners, consisting of among others:

198-203
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as committee member;
(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
			g)	disclosure of independence of committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	description of duties and responsibilities;
			j)	disclosure that the committee has charter of committee;
			k)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings; and
			l)	brief description activities during the financial year;
		9)	Corporate Secretary, consisting among others:		217-219
			a)	name;
			b)	domicile;
			c)	employment record, consisting of:
(1) legal basis of appointment as Corporate Secretary; and
(2) work experience and the time period both inside and outside the Issuer or Public Company;
			d)	educational background;
			e)	training and/or competency improvement that have been followed in the financial year; and
			f)	brief description activities carried out by Corporate Secretary during the financial year;
		10)	Internal audit unit, consisting among others:		220-224
			a)	name of internal audit unit’s chief;
			b)	employment record, consisting of:
(1) legal basis of appointment as internal audit unit’s chief; and
(2) work experience and the time period both inside and outside the Issuer or Public Company;
			c)	qualification/certification as an internal audit (if any);
			d)	training and/or competency improvement that have been followed in the financial year;
			e)	structure and position of internal audit unit;
			f)	description of tasks and responsibilities of internal audit unit;
			g)	disclosure that the unit has charter internal audit unit; and
h)

brief description of the implementation of the duties of the internal audit unit in the financial year including the policy and implementation of the frequency of meetings with the Board of Directors, Board of Commissioners, and/or audit committee;

		11)	description of internal control system implemented by Issuer or Public Company, consisting of at least:		225-228
			a)	operational and financial control, along with compliance with other prevailing rules and regulations; and
			b)	review on effectiveness of internal control system;
			c)	statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;
		12)	risk management system implemented by Issuer or Public Company, consisting of at least:		229-245
			a)	general description of risk management system of Issuer or Public Company;
			b)	types of risks and efforts to manage such risks; and
			c)	review on effectiveness of the risk management system of Issuer or Public Company;
			d)	statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
		13)	legal cases that have a material impact faced by Issuers or Public Companies, subsidiaries, members of the Board of Directors and members of the Board of Commissioners (if any), at least contain:		254
			a)	material of the case/claim;
			b)	status of settlement of case/claim; and
			c)	impacts on the financial condition of the Issuer or Public Company;
		14)	information on administrative sanctions to Issuer or Public Company, members of the Board of Commissioners and Directors, by Financial Service Authority and other authorities during the fiscal year (if any);		255
		15)	information on code of conducts and culture of Issuer or Public Company (if any) consisting of:		258-259
			a)	main points of code of conducts;
			b)	form of socialization of code of conducts and efforts to enforce it; and
			c)	disclosure of that code of conducts is applicable to member of Directors, Board of Commissioners, and employers of Issuer or Public Company;
		16)	a brief description of the policy of providing long-term performance-based compensation to management and/or employees owned by the Issuer or Public Company (if any), including the management stock ownership program (MSOP) and/or share ownership program by employees (employee stock ownership program/ESOP); In terms of providing compensation in the form of a management stock ownership program (MSOP) and/or an employee stock ownership program (ESOP), the information disclosed must at least contain:		253
			a)	amount of stock and/or options;
			b)	time period of exercise;
			c)	requirements for eligible employees and/or Management; and
			d)	exercise price;
		17)	brief description of disclosure policy information regarding:		252
a)

share ownership of members of the Board of Directors and members Board of Commissioners no later than 3 (three) working days after the occurrence of ownership or any change of ownership of the Company's shares Open; and

			b)	implementation of the said policy;
		18)	explanation on Whistleblowing System at the Issuer or Public Company to report misconducts causing potential loss to the company or the stakeholders (if any), consisting of among others:		246-251
			a)	procedure to submit whistleblowing report;
			b)	protection for whistleblower;
			c)	handling of whistleblowing;
			d)	party managing whistleblowing; and
			e)	results of whistleblowing handling, consisting of at least:
(1) number of whistleblowing registered and processed in financial year; and
(2) follow up of whistleblowing;
In the event that the Issuer or Public Company does not have a whistleblowing system, it is disclosed regarding this matter.
		19)	a description of the anti-corruption policy of the Issuer or Public Company, at least containing:		260
			a)	programs and procedures implemented in overcoming the practice of corruption, kickbacks, fraud, bribery and/or gratuities in Issuers or Public Companies; and
			b)	anti-corruption training/socialization to employees of Issuers or Public

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
Companies;
In the event that the Issuer or Public Company does not have an anti-corruption policy, the reasons for not having the said policy are explained.
		20)	implementation of Public Company Governance Guidelines for Issuer that issues Equity Securities or Public Company, consisting of:		146-152
			a)	disclosure of implemented recommendations; and/or
			b)	explanation concerning unimplemented recommendation, including reasons for such conditions and alternatives (if any).
Disclosure of information can be presented in tabular form.
h.	Social and Environmental Responsibility of Issuer or Public Company	1)

Information disclosed in the social and environmental responsibility section is a Sustainability Report as referred to in the Financial Services Authority’s Regulation No. 51/POJK.03/2017 concerning the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies, containing at least :

Telkom will publish the 2022 Sustainability Report separately
			a)	explanation of the sustainability strategy;
			b)	an overview of sustainability aspects (economic, social, and environmental);
			c)	brief profile of the Issuer or Public Company;
			d)	explanation of the Board of Directors;
			e)	sustainability governance;
			f)	sustainability performance;
			g)	written verification from an independent party, if any;
			h)	feedback sheet for readers, if any; and
			i)	the response of the Issuer or Public Company to the previous year's report feedback;
2)

The Sustainability Report as referred to in number 1), must be prepared in accordance with the Technical Guidelines for the Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Financial Services Authority Circular Letter;

		3)	Information on the Sustainability Report in number 1) could be:		Information available on Sustainability Report 2022
a)

disclosed in other relevant sections outside of the social and environmental responsibility section, such as the Directors' explanation regarding the Sustainability Report disclosed in the section related to the Directors' Report; and/or

b)

refers to other sections outside the social and environmental responsibility section while still referring to the Technical Guidelines for the Preparation of Sustainability Reports for Issuers and Public Companies as listed in Appendix II which is an integral part of this Financial Services Authority Circular Letter, such as profiles Issuer or Public Company;

		4)	The Sustainability Report as referred to in number 1) is an inseparable part of the Annual Report but can be presented separately from the Annual Report;		Telkom will publish the 2022 Sustainability Report separately
		5)	In the event that the Sustainability Report is presented separately from the Annual Report, the information disclosed in the said Sustainability Report must:
			a)	contains all the information as referred to in number 1); and
			b)	prepared in accordance with the Technical Guidelines for the

Table of Content

No.	CRITERIA		EXPLANATION	PAGES
Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Circular Letter of Financial Services Authority;
		6)	In the event that the Sustainability Report is presented separately from the Annual Report, then the social and environmental responsibility section contains information that information regarding social and environmental responsibility has been disclosed in the Sustainability Report which is presented separately from the Annual Report; and	262
		7)	Submission of the Sustainability Report which is presented separately from the Annual Report must be submitted together with the submission of the Annual Report.
i.	Audited Financial Statement

The annual financial statements contained in the Annual Report are prepared in accordance with financial accounting standards in Indonesia and have been audited by a public accountant registered with the Financial Services Authority. The said annual financial report contains a statement regarding the accountability for financial statements as regulated in the Financial Services Authority Regulation regarding the Board of Directors' responsibility for financial reports or the laws and regulations in the capital market sector which regulates the periodic reports of securities companies in the event that the Issuer is a securities company.

313
j.	Statement of Members Board of Directors and Board of Commissioners on The Responsibility for the Annual Report

Statement of members of Directors and Board of Commissioners on the responsibility for the Annual Report is composed in accordance to the format of Statement of Members of Directors and Board of Commissioners on the Responsibility for the Annual Report as attached in the Appendix I as an inseparable part of the  Circular Letter of FSA.

32-33

Table of Content

APPENDIX 4:

AFFILIATE TRANSACTIONS LIST

Service Receiver	Telkom	AdMedika	Finnet	ISH	Balebat	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Nuon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Telin malaysia	TSGN	Persada Soka	Napsindo	Sigma Group	Telin Australia	Telkom Data Ekosistem
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Telkom
SHL Interest											√	√			√	√			√					√											√			√
Advertising/Printing Service						√		√												√											√
APP2P Service																															√							√
Technical Assistance/Investigation Survey Service														√
Call Center/Contact Center Service - Outsourcing																√
Colocation/Maintenance/Supporting Service																								√												√
CPE Managed Application Service																		√	√																			√
CPE Managed Network Service																√
Credit Voucher Fee Service/RITNAS																			√
Health Service		√
I/C SLI 007 Service																				√		√	√									√
Ii_007 - Signaling Service																				√
Domestic Incoming Service (Interconnection)																				√
Device Installation Service												√		√
Access Network Service																											√
Construction Service															√												√
Content Service/PIB																	√	√		√
IoT Service																				√
Lease & Trade Service															√												√
License/Application Service									√		√					√
Maintenance Service																			√
Manage Capacity Service											√

Table of Content

Service Receiver	Telkom	AdMedika	Finnet	ISH	Balebat	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Nuon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Telin malaysia	TSGN	Persada Soka	Napsindo	Sigma Group	Telin Australia	Telkom Data Ekosistem
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Management Service											√																				√							√
Outsourcing Service				√
PE2PE Service																				√
Building Management Service/Site							√						√		√
Building Rental Service/Tower														√
Telecommunication Facilities Service: CINOP, GRX, etc																				√
SARTEL-SARPEN Service											√						√			√				√						√
SARTEL-SARPEN Service (IDR)									√					√
SARTEL-SARPEN Service -CALLCENTER																√
SARTEL-SARPEN Service -WIFI.ID (IDR)																					√
Satellite Link/Transponder/VISAT/Sirkit Service											√															√
Satellite Service & VAS Service																															√
Rental Link : Metroethernet, Astinet, VPN IP, DINACCESS Service		√	√		√	√	√		√	√	√	√	√	√	√	√	√	√	√	√	√				√		√		√		√					√		√
Training/Assesment Service			√			√		√			√		√	√		√		√			√						√											√
AdMedika
Health Service	√
Finnet
Collection Service	√																			√
Colocation/Maintenance/Supporting Service																								√
CPE Managed Platform Service	√
Credit Voucher Fee Service/RITNAS																			√
Injapati Service/VAS: call center, calling card, vas																						√
E_Payment/Money Service	√
Building Management Service/Site															√
ISH
Colocation/Maintenance/Supporting Service																																				√

Table of Content

Service Receiver	Telkom	AdMedika	Finnet	ISH	Balebat	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Nuon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Telin malaysia	TSGN	Persada Soka	Napsindo	Sigma Group	Telin Australia	Telkom Data Ekosistem
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Outsourcing Service	√							√		√	√								√	√	√						√		√									√
MDI
Incubation Service	√
GYS
Building Management Service/Site	√
Metranet
Advertising/Printing Service	√										√					√				√							√											√
Colocation/Maintenance/Supporting Service	√
CPE Managed Device Service									√
License/Application Service	√
Management Service						√
Building Rental Service/Tower													√
Supporting Service		√																	√
Nutech
CPE Managed Device Service	√																			√
E_Payment/Money Service																				√
License/Application Service	√
EDC Cooperative Sharing																											√
Pojok Celebes Mandiri
E-Ticketing Service		√														√		√							√						√
TelkomSat
Incubation Service	√
Maintenance Service														√
Manage Capacity Service	√
Management Service	√
Telecommunication Facilities Service: CINOP, GRX, etc																					√

Table of Content

Service Receiver	Telkom	AdMedika	Finnet	ISH	Balebat	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Nuon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Telin malaysia	TSGN	Persada Soka	Napsindo	Sigma Group	Telin Australia	Telkom Data Ekosistem
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
SARTEL-SARPEN Service	√
Satellite Link/Transponder/VISAT/Sirkit Service	√																	√		√				√
TelkomInfra
Device Installation Service	√
Maintenance Service																				√
Manage Capacity Service	√
Management Service																					√							√
Supporting Service																				√
TLT
Credit Voucher Fee Service/RITNAS																								√														√
Building Management Service/Site	√		√								√	√					√	√	√	√	√				√						√							√
Building Rental Service/Tower	√					√		√						√										√
Supporting Service								√																														√
Mitratel
Technical Assistance Service/Investigation Survey	√
Device Installation Service	√
Manage Capacity Service	√
Building Rental Service/Tower	√																			√								√
GSD
Construction Service	√
Lease & Trade Service	√																																					√
Building Management Service/Site	√	√	√	√						√	√	√				√	√		√	√	√			√	√	√					√							√
Building Rental Service/Tower														√																								√
Supporting Service								√										√									√							√
Transport Management Service	√																										√
Infomedia Nusantara

Table of Content

Service Receiver	Telkom	AdMedika	Finnet	ISH	Balebat	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Nuon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Telin malaysia	TSGN	Persada Soka	Napsindo	Sigma Group	Telin Australia	Telkom Data Ekosistem
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Advertising/Printing Service														√
Call Center/Contact Center Service - Outsourcing	√										√		√																√
Colocation/Maintenance/Supporting Service												√												√												√
Access Network Service	√																																					√
Management Service																	√
Outsourcing Service	√									√									√	√							√										√	√
Building Management Service/Site															√
Supporting Service								√													√
Nuon
Content Service/PIB	√																			√		√						√				√
SARTEL-SARPEN Service	√
Telkom Metra
SHL Interest	√																							√
Advertising/Printing Service	√
Colocation/Maintenance/Supporting Service																								√
Content Service/PIB	√																			√
Management Service										√														√					√
Building Rental Service/Tower	√
Supporting Service	√							√						√	√					√				√			√		√
Satellite Link/Transponder/VISAT/Sirkit Service	√
Pramindo Ikat Nusantara
CPE Managed Application Service	√
CPE Managed Device Service																				√
CPE Managed Network Service	√																										√
Credit Voucher Fee Service/RITNAS	√
Maintenance Service	√

Table of Content

Service Receiver	Telkom	AdMedika	Finnet	ISH	Balebat	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Nuon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Telin malaysia	TSGN	Persada Soka	Napsindo	Sigma Group	Telin Australia	Telkom Data Ekosistem
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Building Management Service/Site													√							√
Supporting Service								√								√
Work Facilities Rental Service/Seat Management	√										√							√
Server Rental Service	√
Telkomsel
Advertising/Printing Service	√							√																							√
APP2P Service	√
Collection Service			√
Colocation/Maintenance/Supporting Service																																				√
Credit Voucher Fee Service/RITNAS											√					√
I/C SLI 007 Service	√																					√						√
Domestic Incoming Service (Interconnection)	√
Content Service/PIB	√																√
E_Payment/Money Service									√
PE2PE Service	√
Building Management Service/Site															√
Building Rental Service/Tower														√																				√
Supporting Service												√						√
Rental Link : Metroethernet, Astinet, VPN IP, DINACCESS Service	√
SMS KA Service																															√
Telin
Technical Assistance Service/Investigation Survey																																	√
Colocation/Maintenance/Supporting Service																																				√
Hosting Service/CDN	√															√
Content Service/PIB																	√

Table of Content

Service Receiver	Telkom	AdMedika	Finnet	ISH	Balebat	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Nuon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Telin malaysia	TSGN	Persada Soka	Napsindo	Sigma Group	Telin Australia	Telkom Data Ekosistem
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
International Service IPLC/SIMBOX	√
SARTEL-SARPEN Service -WIFI ROAMING (IDR)	√
SARTEL-SARPEN Service -WIFI ROAMING (USD)	√
SARTEL-SARPEN Service -WIFI.ID (IDR)	√
Satellite Link/Transponder/VISAT/Sirkit Service	√
Telin HK
I/C SLI 007 Service	√
Content Service/PIB																	√
Supporting Service								√
Satellite Link/Transponder/VISAT/Sirkit Service	√
Telin SG
I/C SLI 007 Service	√
Supporting Service																	√
Sigma Cipta Caraka
Colocation/Maintenance/Supporting Service	√	√	√								√	√	√		√	√	√	√		√	√		√		√	√	√				√							√
License/Application Service														√
Maintenance Service																			√																			√
TelkomMedika
Health Service	√						√				√	√	√	√	√		√		√	√	√			√			√	√	√									√
Health Equipment Sales	√							√																														√
SSI
Colocation/Maintenance/Supporting Service																								√
Satellite Link/Transponder/VISAT/Sirkit Service	√																																					√
Bosnet
Management Service	√							√			√													√
Telkom Akses

Table of Content

Service Receiver	Telkom	AdMedika	Finnet	ISH	Balebat	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Nuon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Telin malaysia	TSGN	Persada Soka	Napsindo	Sigma Group	Telin Australia	Telkom Data Ekosistem
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Technical Assistance Service/Investigation Survey														√
Access Network Service	√
Construction Service	√
Lease & Trade Service	√
Maintenance Service	√
Manage Capacity Service	√
Management Service																					√
Transport Management Service															√
Telin Timor Leste
I/C SLI 007 Service																				√
Content Service/PIB																	√
Collega Inti Pratama
License/Application Service	√
Telin USA
Technical Assistance Service/Investigation Survey						√
Media Nusantara Data Global	√										√	√									√
Colocation/Maintenance/Supporting Service	√											√									√
Data Center Service											√
MDM
Advertising/Printing Service	√							√						√			√			√
APP2P Service	√
Colocation/Maintenance/Supporting Service																								√
Management Service	√
Satellite Service & VAS Service	√
SMS KA Service	√										√
Telin Malaysia

Table of Content

Service Receiver	Telkom	AdMedika	Finnet	ISH	Balebat	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Nuon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Telin malaysia	TSGN	Persada Soka	Napsindo	Sigma Group	Telin Australia	Telkom Data Ekosistem
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Satellite Link/Transponder/VISAT/Sirkit Service																																	√
Persada Soka
Technical Assistance Service/Investigation Survey	√
Manage Capacity Service	√
Building Rental Service/Tower																				√
Sigma Group
Colocation/Maintenance/Supporting Service	√
Supporting Service								√
Telkom Data Ekosistem
Colocation/Maintenance/Supporting Service	√																						√													√
CPE Managed Application Service	√																			√	√																	√
Incubation Service	√																																					√
Content Service/PIB	√
Data Center Service	√
License/Application Service														√
Management Service	√

Table of Content

CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99	Audited Consolidated Financial Statements 2022
Audited Financial Statements 2022 for Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (formerly Program Kemitraan dan Bina Lingkungan) (Community Development Center)

Table of Content

ANNUAL REPORT 2022 FEEDBACK FORM

PT TELKOM INDONESIA (PERSERO) TBK

Thank you for your willingness to read this 2022 Annual Report. As part of an effort to perfect the contents of the following year's reporting. we look forward to hearing from you by answering the questions below.

QUESTION

1.	In your opinion, this Annual Report has provided useful information regarding various activities carried out by PT Telkom Indonesia (Persero) Tbk.
	SA	A	OTA	D	SD
2.	In your opinion, the material in this report including the data and information presented is easy to understand and understand.
	SA	A	OTA	D	SD
3.	In your opinion, the material in this report including the data and information presented is quite complete, covering all sustainability issues.
	SA	A	OTA	D	SD
4.	In your opinion, the material in this report including the data and information presented is reliable for decision-making.
	SA	A	OTA	D	SD

Remarks:

SA: Strongly Agree	A: Agree	OTA: On The Average	D: Disagree	SD: Strongly Disagree

5.	In your opinion, what information has been submitted in this report and is felt to be useful?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.	In your opinion, what information has been conveyed in this report and is felt to be of little use?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.	In your opinion, what about the display of this report both from the contents, design and layout as well as photos included?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8.	In your opinion, what information is felt to be lacking and must be completed in the upcoming Annual Report?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Your profile
Full name	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Age and Gender	: . . . . . . . . . . .Yo. M / F (cross the unnecessary ones)
Institution / Company	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Table of Content

Type of Institution / Company	:	Government	Industry	Media
		NGO	Public	Etc

Returning forms and other matters related to the 2022 Annual Report can be submitted to:

Investor Relations

The Telkom Hub, Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (62-21) 521 5109
Fax	: (62-21) 522 0500
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id